Exhibit 99.1

 ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000

LETTER TO ZIM SHAREHOLDERS

March 19, 2026

Dear Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders (the “ZIM special general meeting”) of ZIM Integrated Shipping Services Ltd. (“ZIM” or the “Company”) to be held at 4:00 p.m., Israel time, on Thursday, April 30, 2026, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel.

As previously announced, ZIM entered into that certain Agreement and Plan of Merger, dated as of February 16, 2026, a copy of which is attached as Annex A to the accompanying proxy statement (as it may be amended from time to time, the “merger agreement”), with Hapag-Lloyd AG, a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany (“Parent”), and Norazia (Israel) Ltd., a company organized under the laws of the State of Israel and a direct wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the merger agreement, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the merger) will merge with and into ZIM (as the absorbing company (HaChevra Ha’Koletet) in the merger), with ZIM surviving the merger and becoming a wholly owned subsidiary of Parent (the “merger”).

The meeting is being called for the following purposes:

(1)
The Merger Proposal. To approve, pursuant to the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), the Agreement and Plan of Merger, dated as of February 16, 2026, by and among the Company, Parent and Merger Sub, and the transactions contemplated thereby, including approval of: (a) the merger pursuant to Sections 314 through 327 of the Israeli Companies Law, whereby Merger Sub will merge with and into the Company, with the Company surviving and becoming a wholly owned subsidiary of Parent; (b) the consideration to be received by the Company’s shareholders in the merger, other than holders of “Converted Shares” and “Deemed Cancelled Shares” (each as defined in the merger agreement), consisting of the right to receive $35.00 in cash, without interest and less any applicable withholding taxes, per ZIM ordinary share held as of immediately prior to the effective time of the merger; and (c) all other transactions and arrangements contemplated by the merger agreement, upon the terms and subject to the conditions set forth therein;

(2)
The Retention Bonus Proposals. To approve a one-time cash retention bonus to (a) 13 office holders of ZIM (but excluding the directors of ZIM) and (b) ZIM’s Chief Executive Officer and President, of up to 12 monthly base salaries of such office holder, as shall be determined by ZIM’s compensation committee and board of directors, to be paid upon the earlier of (i) the closing of the merger and (ii) the lapse of 15 months as of the date of the signing of the merger agreement; and

(3)
The Compensation Policy Proposal. To approve a new compensation policy for directors and office holders, in the form attached to the accompanying proxy statement as Annex B, for a period of three years from the date of the ZIM special general meeting.

Pursuant to the merger agreement, ZIM cannot complete the merger unless its shareholders approve the merger proposal (Proposal No. 1). However, the completion of the merger is not contingent upon the approval of the retention bonus proposals (Proposal No. 2) or the compensation policy proposal (Proposal No. 3).

The board of directors of ZIM (the “ZIM board”), after considering the factors to be more fully described in the proxy statement, has unanimously (i) determined that the terms of the merger agreement and the transactions contemplated by the merger agreement (the “transactions”), including the merger, are fair to, and in the best interests of, ZIM and its shareholders (the “ZIM shareholders”) and declared it advisable to enter into the merger agreement, (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of ZIM to its creditors, (iii) approved the execution and delivery by ZIM of the merger agreement, the performance of its covenants and agreements contained in the merger agreement and the consummation of the merger and the other transactions upon the terms and subject to the conditions set forth in the merger agreement, and (iv) resolved to recommend that the ZIM shareholders approve the merger agreement and the transactions, including the merger.

Accordingly, the ZIM board unanimously recommends that you vote (1) “FOR” the merger proposal, (2) “FOR” the retention bonus proposals and (3) “FOR” the compensation policy proposal, which are more fully described in the accompanying proxy statement.

Your vote is very important, regardless of the number of shares that you own. The approval of each of the merger proposal and the compensation policy proposal requires the affirmative vote of the holders of a simple majority of the voting power of ZIM ordinary shares represented at the ZIM special general meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes).

In the case of the merger proposal, the foregoing majority of the voting power of ZIM ordinary shares must also include a majority of ZIM’s shares voted in favor of the merger proposal that are not held by (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, (i) 25% or more of the voting power of Parent or Merger Sub or (ii) the right to appoint 25% or more of the directors of Parent or Merger Sub, (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above, or (c) a relative (as defined below) of, or an entity controlled by Parent, Merger Sub or any of the foregoing (each of (a), (b) and (c) above is referred to as a “Parent affiliate”).

In order for your vote to count in respect of the merger proposal, you must affirm in your proxy card or voting instruction form that you are not a Parent affiliate (by indicating “YES” in Item 1a of the proxy card or voting instruction form). If you do not so affirm, your vote will not count towards the tally for the merger proposal.

In addition, the retention bonus proposals and the compensation policy proposal must also satisfy one of the following additional voting conditions (the “Special Majority”) for each proposal: (i) the majority of the shares that are voted at the meeting in favor of each such proposal, excluding abstentions and broker non-votes, includes a majority of the shares that are voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of such proposal (a shareholder who has a personal interest, an “Interested Shareholder”); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the total voting rights in the Company.

For purposes of determining whether a shareholder can be included in the Special Majority, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or officer of the Company) including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company.

For the purpose of calculating the percentage of voting rights held, the holdings of two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company shall be aggregated. A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of a company.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company’s shareholders, or (ii) the right to appoint a director of a company.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder or their spouse, brother or sister, parent, grandparent, or descendant, as well as the descendant, brother, sister or parent of such shareholder’s spouse, or the spouse of any of the aforementioned (each such person, a “relative”) or an interest of a company with respect to which the shareholder or the shareholder’s relative holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

We are not aware of any controlling shareholders as of the record date of the ZIM special general meeting. Other than members of the ZIM board and members of senior management, we believe that none of our shareholders should have a personal interest in the retention bonus proposals or the compensation policy proposal, and be deemed an Interested Shareholder.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder in connection with the approval of the retention bonus proposals or the compensation policy proposal. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the simple majority, and not for or against the Special Majority under the retention bonus proposals or the compensation policy proposal, as applicable), please notify Noam Nativ, EVP General Counsel and Company Secretary at ZIM Integrated Shipping Services Ltd., 9 Andrei Sakharov Street, Haifa, Israel, telephone: +972-4-865-2170, or by email: nativ.noam@zim.com. If your ZIM ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Other than for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Accordingly, broker non-votes will have no effect on the outcome of the vote. Abstentions will be counted for the purpose of determining whether a quorum is present, but will not be treated as either a vote “FOR” or “AGAINST” a matter.

We know of no other matters to be submitted at the meeting other than as specified herein. If any other business is properly brought before the ZIM special general meeting, the persons named as proxies may vote in respect thereof in accordance with the recommendation of the ZIM board or, absent such recommendation, using their best judgment.

Shareholders of record at the close of business on March 31, 2026, are entitled to vote at the ZIM special general meeting.

Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card, including for voting by telephone or the Internet. It is important that your shares be represented and voted at the ZIM special general meeting. Accordingly, after reading the accompanying proxy statement, please mark, date, sign and mail the enclosed proxy card as promptly as possible in the enclosed stamped envelope or follow the instructions for voting by telephone or the Internet. If voting by mail, the proxy must be received at the address indicated on the proxy card by 11:59 p.m., Eastern Daylight Time, on April 29, 2026 (or such earlier deadline as may be indicated on the proxy card), to be validly included in the tally of ordinary shares voted at the ZIM special general meeting. If you are a shareholder who holds shares in “street name” (i.e., through a bank, broker or other nominee), an earlier deadline may apply to receipt of your voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at https://investors.zim.com/overview/. Physical copies of the proposed resolutions, together with the form of proxy card for the ZIM special general meeting, may also be viewed prior to the ZIM special general meeting at the registered office of ZIM from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). ZIM’s telephone number at its registered office is +972 (4) 865-2170.

Information about the ZIM special general meeting and the merger is contained in the accompanying proxy statement. In particular, you should carefully read the section entitled “Risk Factors” beginning on page 34 of the accompanying proxy statement. We urge you to read the proxy statement in its entirety.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This document is dated March 19, 2026 and is first being mailed to shareholders on or around April 1, 2026.

Sincerely,

Yair Seroussi
Chairman of the ZIM board

ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000

NOTICE OF SPECIAL GENERAL MEETING OF ZIM SHAREHOLDERS
TO BE HELD ON APRIL 30, 2026

Notice is hereby given that a special general meeting of shareholders (the “meeting”) of ZIM Integrated Shipping Services Ltd. (“ZIM” or the “Company”) to be held at 4:00 p.m., Israel time, on Thursday, April 30, 2026, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel.

As previously announced, ZIM entered into that certain Agreement and Plan of Merger, dated as of February 16, 2026, a copy of which is attached as Annex A to the accompanying proxy statement (as it may be amended from time to time, the “merger agreement”), with Hapag-Lloyd AG, a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany (“Parent”), and Norazia (Israel) Ltd., a company organized under the laws of the State of Israel and a direct wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the merger agreement, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the merger) will merge with and into ZIM (as the absorbing company (HaChevra Ha’Koletet) in the merger), with ZIM surviving the merger and becoming a wholly owned subsidiary of Parent (the “merger”).

The meeting is being called for the following purposes:

(1)
The Merger Proposal. To approve, pursuant to the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), the Agreement and Plan of Merger, dated as of February 16, 2026, by and among the Company, Parent and Merger Sub, and the transactions contemplated thereby, including approval of: (a) the merger pursuant to Sections 314 through 327 of the Israeli Companies Law, whereby Merger Sub will merge with and into the Company, with the Company surviving and becoming a wholly owned subsidiary of Parent; (b) the consideration to be received by the Company’s shareholders in the merger, other than holders of “Converted Shares” and “Deemed Cancelled Shares” (each as defined in the merger agreement), consisting of the right to receive $35.00 in cash, without interest and less any applicable withholding taxes, per ZIM ordinary share held as of immediately prior to the effective time of the merger; and (c) all other transactions and arrangements contemplated by the merger agreement, upon the terms and subject to the conditions set forth therein;

(2)
The Retention Bonus Proposals. To approve a one-time cash retention bonus to each of (a) 13 office holders of ZIM (but excluding the directors of ZIM), and (b) ZIM’s Chief Executive Officer and President, of up to 12 monthly base salaries of such office holder, as shall be determined by ZIM’s compensation committee and board of directors, to be paid upon the earlier of (i) the closing of the merger and (ii) the lapse of 15 months as of the date of the signing of the merger agreement; and

(3)
The Compensation Policy Proposal. To approve a new compensation policy for directors and office holders, in the form attached to the accompanying proxy statement as Annex B, for a period of three years from the date of the ZIM special general meeting.

Pursuant to the merger agreement, ZIM cannot complete the merger unless its shareholders approve the merger proposal (Proposal No. 1). However, the completion of the merger is not contingent upon the approval of the retention bonus proposals (Proposal No. 2) or the compensation policy proposal (Proposal No. 3).

The board of directors of ZIM (the “ZIM board”), after considering the factors to be more fully described in the proxy statement, has unanimously (i) determined that the terms of the merger agreement and the transactions contemplated by the merger agreement (the “transactions”), including the merger, are fair to, and in the best interests of, ZIM and its shareholders (the “ZIM shareholders”) and declared it advisable to enter into the merger agreement, (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of ZIM to its creditors, (iii) approved the execution and delivery by ZIM of the merger agreement, the performance of its covenants and agreements contained in the merger agreement and the consummation of the merger and the other transactions upon the terms and subject to the conditions set forth in the merger agreement, and (iv) resolved to recommend that the ZIM shareholders approve the merger agreement and the transactions, including the merger.

Accordingly, the ZIM board unanimously recommends that you vote (1) “FOR” the merger proposal, (2) “FOR” the retention bonus proposals and (3) “FOR” the compensation policy proposal, which are more fully described in the accompanying proxy statement.

Your vote is very important, regardless of the number of shares that you own. The approval of each of the merger proposal and the compensation policy proposal requires the affirmative vote of the holders of a simple majority of the voting power of ZIM ordinary shares represented at the ZIM special general meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes).

In the case of the merger proposal, the foregoing majority of the voting power of ZIM ordinary shares must also include a majority of ZIM’s shares voted in favor of the merger proposal that are not held by (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, (i) 25% or more of the voting power of Parent or Merger Sub or (ii) the right to appoint 25% or more of the directors of Parent or Merger Sub, (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above, or (c) a relative (as defined below) of, or an entity controlled by Parent, Merger Sub or any of the foregoing (each of (a), (b) and (c) above is referred to as a “Parent affiliate”).

In order for your vote to count in respect of the merger proposal, you must affirm in your proxy card or voting instruction form that you are not a Parent affiliate (by indicating “YES” in Item 1a of the proxy card or voting instruction form). If you do not so affirm, your vote will not count towards the tally for the merger proposal.

In addition, the retention bonus proposals and the compensation policy proposal must also satisfy one of the following additional voting conditions (the “Special Majority”) for each proposal: (i) the majority of the shares that are voted at the meeting in favor of each such proposal, excluding abstentions and broker non-votes, includes a majority of the shares that are voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of such proposal (a shareholder who has a personal interest, an “Interested Shareholder”); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the total voting rights in the Company.

For purposes of determining whether a shareholder can be included in the Special Majority, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or officer of the Company) including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company.

For the purpose of calculating the percentage of voting rights held, the holdings of two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company shall be aggregated. A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of a company.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company’s shareholders, or (ii) the right to appoint a director of a company.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder or their spouse, brother or sister, parent, grandparent, or descendant, as well as the descendant, brother, sister or parent of such shareholder’s spouse, or the spouse of any of the aforementioned (each such person, a “relative”) or an interest of a company with respect to which the shareholder or the shareholder’s relative holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

We are not aware of any controlling shareholders as of the record date of the ZIM special general meeting. Other than members of the ZIM board and members of senior management, we believe that none of our shareholders should have a personal interest in the retention bonus proposals or the compensation policy proposal, and be deemed an Interested Shareholder.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder in connection with the approval of the retention bonus proposals or the compensation policy proposal. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the simple majority, and not for or against the Special Majority under the retention bonus proposals or the compensation policy proposal, as applicable), please notify Noam Nativ, EVP General Counsel and Company Secretary at ZIM Integrated Shipping Services Ltd., 9 Andrei Sakharov Street, Haifa, Israel, telephone: +972-4-865-2170, or by email: nativ.noam@zim.com. If your ZIM ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Other than for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Accordingly, broker non-votes will have no effect on the outcome of the vote. Abstentions will be counted for the purpose of determining whether a quorum is present, but will not be treated as either a vote “FOR” or “AGAINST” a matter.

We know of no other matters to be submitted at the ZIM special general meeting other than as specified herein. If any other business is properly brought before the ZIM special general meeting, the persons named as proxies may vote in respect thereof in accordance with the recommendation of the ZIM board or, absent such recommendation, using their best judgment.

Shareholders of record at the close of business on March 31, 2026 (the “record date”), are entitled to vote at the ZIM special general meeting.

Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card, including for voting by telephone or the Internet. It is important that your shares be represented and voted at the ZIM special general meeting. Accordingly, after reading the accompanying proxy statement, please mark, date, sign and mail the enclosed proxy card as promptly as possible in the enclosed stamped envelope or follow the instructions for voting by telephone or the Internet. If voting by mail, the proxy must be received at the address indicated on the proxy card by 11:59 p.m., Eastern Daylight Time, on April 29, 2026 (or such earlier deadline as may be indicated on the proxy card), to be validly included in the tally of ordinary shares voted at the ZIM special general meeting. If you are a shareholder who holds shares in “street name” (i.e., through a bank, broker or other nominee), an earlier deadline may apply to receipt of your voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at https://investors.zim.com/overview/. Physical copies of the proposed resolutions, together with the form of proxy card for the ZIM special general meeting, may also be viewed prior to the ZIM special general meeting at the registered office of ZIM from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). ZIM’s telephone number at its registered office is +972 (4) 865-2170.

This document is dated March 19, 2026 and is first being mailed to shareholders on or around April 1, 2026.

THIS COMMUNICATION IS NOT A SUBSTITUTION FOR THE PROXY STATEMENT OR FOR ANY OTHER DOCUMENTS THAT ZIM MAY FILE WITH OR FURNISH TO THE U.S. SECURITIES EXCHANGE COMMISSION (THE “SEC”) OR SEND TO SHAREHOLDERS IN CONNECTION WITH THE PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Yair Seroussi
Name:	Yair Seroussi
Title:	Chairman of the ZIM board

PROXY STATEMENT
SPECIAL GENERAL MEETING OF ZIM SHAREHOLDERS
TO BE HELD ON APRIL 30, 2026

ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000

We are furnishing this proxy statement to our shareholders in connection with the solicitation by our board of directors (the “ZIM board”) of proxies to be used at a special general meeting of shareholders (the “ZIM special general meeting”) of ZIM Integrated Shipping Services Ltd. (“ZIM” or the “Company”) to be held at 4:00 p.m., Israel time, on Thursday, April 30, 2026, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel.

As previously announced, ZIM entered into that certain Agreement and Plan of Merger, dated as of February 16, 2026, a copy of which is attached as Annex A to the accompanying proxy statement (as it may be amended from time to time, the “merger agreement”), with Hapag-Lloyd AG, a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany (“Parent”), and Norazia (Israel) Ltd., a company organized under the laws of the State of Israel and a direct wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the merger agreement, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the merger) will merge with and into ZIM (as the absorbing company (HaChevra Ha’Koletet) in the merger), with ZIM surviving the merger and becoming a wholly owned subsidiary of Parent (the “merger”).

The meeting is being called for the following purposes:

(1)
The Merger Proposal. To approve, pursuant to the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), the Agreement and Plan of Merger, dated as of February 16, 2026, by and among the Company, Parent and Merger Sub, and the transactions contemplated thereby, including approval of: (a) the merger pursuant to Sections 314 through 327 of the Israeli Companies Law, whereby Merger Sub will merge with and into the Company, with the Company surviving and becoming a wholly owned subsidiary of Parent; (b) the consideration to be received by the Company’s shareholders in the merger, other than holders of “Converted Shares” and “Deemed Cancelled Shares” (each as defined in the merger agreement), consisting of the right to receive $35.00 in cash, without interest and less any applicable withholding taxes, per ZIM ordinary share held as of immediately prior to the effective time of the merger; and (c) all other transactions and arrangements contemplated by the merger agreement, upon the terms and subject to the conditions set forth therein;

(2)
The Retention Bonus Proposals. To approve a one-time cash retention bonus to each of (a) 13 office holders of ZIM (but excluding the directors of ZIM) and (b) ZIM’s Chief Executive Officer and President, of up to 12 monthly base salaries of such office holder, as shall be determined by ZIM’s compensation committee and ZIM board, to be paid upon the earlier of (i) the closing of the merger and (ii) the lapse of 15 months as of the date of the signing of the merger agreement; and

(3)
The Compensation Policy Proposal. To approve a new compensation policy for directors and office holders, in the form attached hereto as Annex B, for a period of three years from the date of the ZIM special general meeting.

Pursuant to the merger agreement, ZIM cannot complete the merger unless its shareholders approve the merger proposal (Proposal No. 1). However, the completion of the merger is not contingent upon the approval of the retention bonus proposals (Proposal No. 2) or the compensation policy proposal (Proposal No. 3).

The ZIM board, after considering the factors to be more fully described in the proxy statement, has unanimously (i) determined that the terms of the merger agreement and the transactions contemplated by the merger agreement (the “transactions”), including the merger, are fair to, and in the best interests of, ZIM and its shareholders (the “ZIM shareholders”) and declared it advisable to enter into the merger agreement, (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of ZIM to its creditors, (iii) approved the execution and delivery by ZIM of the merger agreement, the performance of its covenants and agreements contained in the merger agreement and the consummation of the merger and the other transactions upon the terms and subject to the conditions set forth in the merger agreement, and (iv) resolved to recommend that the ZIM shareholders approve the merger agreement and the transactions, including the merger.

Accordingly, the ZIM board unanimously recommends that you vote (1) “FOR” the merger proposal, (2) “FOR” the retention bonus proposals and (3) “FOR” the compensation policy proposal, which are more fully described in the accompanying proxy statement.

Your shares can be voted at the meeting only if you are present or represented by a valid proxy or proxy card. Only shareholders of record as of the close of business on March 31, 2026 (the “record date”) are entitled to notice of the ZIM special general meeting and to vote at the ZIM special general meeting or any adjournment, postponement or other delay thereof. You are also entitled to vote at the ZIM special general meeting if you hold ZIM ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on March 31, 2026, or which appears in the participant listing of a securities depository on that date. Even if you plan to attend the ZIM special general meeting, we request that you submit your proxy or voting instruction form in advance.

Your vote is very important, regardless of the number of shares that you own. The approval of each of the merger proposal and the compensation policy proposal requires the affirmative vote of the holders of a simple majority of the voting power of ZIM ordinary shares represented at the ZIM special general meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes).

In the case of the merger proposal, the foregoing majority of the voting power of ZIM ordinary shares must also include a majority of ZIM’s shares voted in favor of the merger proposal that are not held by (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, (i) 25% or more of the voting power of Parent or Merger Sub or (ii) the right to appoint 25% or more of the directors of Parent or Merger Sub, (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above, or (c) a relative (as defined below) of, or an entity controlled by Parent, Merger Sub or any of the foregoing (each of (a), (b) and (c) above is referred to as a “Parent affiliate”).

In order for your vote to count in respect of the merger proposal, you must affirm in your proxy card or voting instruction form that you are not a Parent affiliate (by indicating “YES” in Item 1a of the proxy card or voting instruction form). If you do not so affirm, your vote will not count towards the tally for the merger proposal.

In addition, the retention bonus proposals and the compensation policy proposal must also satisfy one of the following additional voting conditions (the “Special Majority”) for each proposal: (i) the majority of the shares that are voted at the meeting in favor of each such proposal, excluding abstentions and broker non-votes, includes a majority of the shares that are voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of such proposal (a shareholder who has a personal interest, an “Interested Shareholder”); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the total voting rights in the Company.

For purposes of determining whether a shareholder can be included in the Special Majority, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or officer of the Company) including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company

For the purpose of calculating the percentage of voting rights held, the holdings of two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company shall be aggregated. A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of a company.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company’s shareholders, or (ii) the right to appoint a director of a company.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder or their spouse, brother or sister, parent, grandparent, or descendant, as well as the descendant, brother, sister or parent of such shareholder’s spouse, or the spouse of any of the aforementioned (each such person, a “relative”) or an interest of a company with respect to which the shareholder or the shareholder’s relative holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

We are not aware of any controlling shareholders as of the record date of the ZIM special general meeting. Other than members of the ZIM board and members of senior management, we believe that none of our shareholders should have a personal interest in the retention bonus proposals or the compensation policy proposal, and be deemed an Interested Shareholder.

In connection with each of the retention bonus proposals and the compensation policy proposal, the Companies Law permits, subject to certain requirements, the ZIM board to approve the proposal (or, with respect to the retention bonus proposals, any portions thereof) even if the shareholders have voted against its approval, provided that the Company’s compensation committee, and thereafter the ZIM board, each determines to approve it, based on detailed justifications, and after having reconsidered the matter and concluded that such matter is in the best interest of the Company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder in connection with the approval of the retention bonus proposals or the compensation policy proposal. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the simple majority, and not for or against the Special Majority under the retention bonus proposals or the compensation policy proposal, as applicable), please notify Noam Nativ, EVP General Counsel and Company Secretary at ZIM Integrated Shipping Services Ltd., 9 Andrei Sakharov Street, Haifa, Israel, telephone: +972-4-865-2170, or by email: nativ.noam@zim.com. If your ZIM ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Other than for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Accordingly, broker non-votes will have no effect on the outcome of the vote. Abstentions will be counted for the purpose of determining whether a quorum is present, but will not be treated as either a vote “FOR” or “AGAINST” a matter.

Each ZIM ordinary share is entitled to one vote upon each matter to be voted on at the ZIM special general meeting. No less than two shareholders present in person or by proxy, or who have sent ZIM a voting instrument indicating the way in which they are voting and holding or representing at least thirty-three and one third percent (33.33%) of the voting rights in ZIM, shall constitute a quorum. If no quorum is present within half an hour from the time appointed for the ZIM special general meeting, the ZIM special general meeting shall stand adjourned until the seventh day following the prescribed date of the ZIM special general meeting, (and if that day falls on a day other than a business day in Israel, on the next succeeding business day), at the same time and place without there being any further notice to that effect, or to such other date, time and place as will be determined by the ZIM board by notice to the shareholders, and at the adjourned meeting, the business for which the original ZIM special general meeting was convened, will be discussed. In the absence of a quorum at such adjourned meeting, a single shareholder at least (without reference to the number of shares that he holds) present personally or by proxy, will constitute a quorum.

If you are a shareholder of record, your signed proxy card must be delivered physically to our offices by 5:00 p.m. Israel Time on April 29, 2026 (i.e., 10:00 a.m. Eastern Daylight Time on April 29, 2026) to be validly included in the tally of ZIM ordinary shares voted at the ZIM special general meeting. If submitted to our proxy tabulator, Broadridge Financial Solutions, Inc., located at 51 Mercedes Way, Edgewood, NY 11717, your signed proxy card must be received by 11:59 p.m. Eastern Daylight Time on April 29, 2026 (i.e., 6:59 a.m. Israel Time on April 30, 2026) to be counted towards the tally of ZIM ordinary shares so voted. In the alternative, a proxy card may be presented in person to the chairperson of the meeting in order to be counted towards the tally of votes at the ZIM special general meeting. If you are a shareholder of record and attend the ZIM special general meeting, you may vote in person, and if you do so, your proxy will not be used.

If your ZIM ordinary shares are held in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial holder” of the ZIM ordinary shares held for you in what is known as “street name.” If that is the case, you may instruct your bank, broker or other nominee how to vote by completing and returning the voting instruction form provided by your bank, broker or other nominee, or by providing voting instructions via the internet (at www.proxyvote.com) or via telephone (as per the directions on the enclosed voting instruction form). If you plan to attend the meeting and vote in person, you will be required to present a “legal proxy” from your bank, broker or other nominee, along with an account statement showing ownership of your ZIM ordinary shares as of the record date, in order to be given a ballot to vote the shares in person at the meeting.

Additionally, in accordance with, and subject to, the provisions of our articles of association (“Articles”) and of the Companies Law, certain of our shareholders may present proposals for consideration at the ZIM special general meeting by submitting their proposals in writing to the Company no later than 11:59 p.m. Israel Time on March 26, 2026, provided that such proposal is appropriate for consideration by shareholders at the ZIM special general meeting. Such proposals should be submitted in writing to the Company at its registered offices, at 9 Andrei Sakharov Street, Haifa, Israel, to the attention of Noam Nativ, EVP General Counsel and Company Secretary of the Company. If the ZIM board determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the ZIM special general meeting, the Company will publish a revised agenda for the ZIM special general meeting in accordance with the provisions of the Companies Law by way of issuing a press release or furnishing a report on Form 6-K to the SEC. However, the record date will not change.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement, and the documents to which ZIM and Parent refer you in this proxy statement, as well as oral statements made or to be made by ZIM and Parent, may include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”) and Section 21E of the Exchange Act. All statements other than statements of historical or current facts, including, without limitation, statements regarding the benefits of the merger, statements related to the expected timing of the completion of the merger, Parent or ZIM plans, objectives, expectations and intentions, and other statements that are not historical facts, made in this proxy statement are forward-looking. This proxy statement uses words such as “anticipates,” “believes,” “continue,” “estimate,” “expects,” “future,” “intends,” “may,” “plan,” “predicts,” “should,” “targets,” “will,” “would,” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. There are a significant number of factors that could cause actual results to differ materially from forward-looking statements made or implied in this proxy statement, including: (1) the parties may fail to satisfy any of the conditions to the closing of the transactions, including the potential failure to obtain approval by ZIM’s shareholders or applicable regulatory authorities; (2) ZIM may incur unexpected costs, liabilities or delays relating to the transactions; (3) ZIM’s business may suffer as a result of uncertainty surrounding the transactions, disruption to the workforce in connection with the transactions and diversion of management attention on matters related to the transactions; (4) ZIM may become subject to legal proceedings related to the transactions, and the outcomes thereof; (5) ZIM may be adversely affected by other economic, business and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the transactions; (7) difficulties in recognizing benefits of the transactions; (8) the transactions may disrupt current plans and operations and raise difficulties for employee retention; (9) impact of the transactions on ZIM’s business relationships; (10) other risks relating to the transactions, including the risk that the transactions will not be completed within the expected time period or at all, and that its termination under certain conditions could result in ZIM’s requirement to pay a termination fee to Parent; and (11) those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in the Company’s filings and reports with the U.S. Securities and Exchange Commission (the “SEC”), including ZIM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 9, 2026, and future filings and reports by the Company.

As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. All of the forward-looking statements Parent and ZIM make in this proxy statement are qualified by the information contained or incorporated by reference herein, including the information contained in this section and the information detailed in ZIM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, Reports of Foreign Private Issuer on Form 6-K and other filings ZIM makes with the SEC, which are incorporated herein by reference. For additional information, see the sections entitled “Risk Factors” and “Where You Can Find More Information.”

Except as required by law, neither Parent nor ZIM undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

SUMMARY

This summary highlights selected information included in this proxy statement and does not contain all of the information that may be important to you. You should read this proxy statement and its annexes carefully and in its entirety and the other documents referred to in this proxy statement before you decide how to vote with respect to the proposals to be considered and voted on at the ZIM special general meeting. In addition, Parent and ZIM incorporate by reference important business and financial information about Parent and ZIM into this proxy statement, as further described in the section entitled “Where You Can Find More Information.” Each item in this summary includes a page reference directing you to a more complete description of that item in this proxy statement.

Information About the Parties (page 39)

Parent

Ballindamm 25
20095 Hamburg, Germany
+49 40 3001-3705

With a fleet of 305 modern container ships and a total transport capacity of 2.5 million TEU, Parent is one of the world’s leading liner shipping companies. In the Liner Shipping segment Parent has around 14,000 employees and 400 offices in 140 countries. Parent has a container capacity of 3.8 million TEU – including one of the largest and most modern fleets of reefer containers. A total of 130 liner services worldwide ensure fast and reliable connections between more than 600 ports on all continents. In the Terminal & Infrastructure segment, Parent has equity stakes in 21 terminals in Europe, Latin America, the United States, India and North Africa. Around 3,000 employees are assigned to the Terminal & Infrastructure segment and provide complementary logistics services at selected locations in addition to the terminal activities. Parent’s shares have been listed on Frankfurt Stock Exchange and Hamburg Stock Exchanges under ticker symbol “HLAG” since November 6, 2015.

Parent’s legal and commercial name is Hapag-Lloyd Aktiengesellschaft. Parent’s principal place of business is located at Ballindamm 25, 20095 Hamburg, Germany.

Merger Sub

c/o Hapag-Lloyd AG
Ballindamm 25
20095 Hamburg, Germany
+49 40 3001-3705

Merger Sub, a company organized under the laws of the State of Israel, is a wholly owned subsidiary of Parent. Merger Sub is newly formed, and was organized for the purpose of entering into the merger agreement and effecting the merger. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the merger.

ZIM

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000

ZIM is a global container liner shipping company with leadership positions in niche markets where it believes it has distinct competitive advantages that allow ZIM to maximize its market position and profitability. Founded in 1945, ZIM is one of the oldest shipping liners, with 80 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence. Moreover, ZIM continuously seeks to maximize operational efficiencies while increasing its profitability and benefitting from a flexible cost structure. ZIM has also developed a variety of digital tools to better understand its customers’ needs through careful analysis of data, including business and artificial intelligence.

ZIM ordinary shares have been listed on NYSE under the symbol “ZIM” since January 28, 2021.

ZIM’s legal and commercial name is ZIM Integrated Shipping Services Ltd. ZIM’s principal place of business is located at 9 Andrei Sakharov Street, P.O. Box 15067, Matam, Haifa, 3190500. The telephone number of ZIM’s principal place of business is +972 4 8652111. ZIM’s website is www.zim.com. ZIM’s agent for service of process is ZIM American Integrated Shipping Services Company, LLC, whose address is 4425 Zim Way, Virginia Beach, Virginia 23462, United States, and whose telephone number is 757-228-1300.

For more information about ZIM, please visit www.zim.com. Information contained on, or that can be accessed through, ZIM’s website is not incorporated into, and does not form a part of, this proxy statement or any other report or document on file with or furnished to the SEC. Additional information about ZIM and its subsidiaries is included in documents incorporated by reference in this proxy statement. Please see the section of this proxy statement entitled “Where You Can Find More Information.”

The Merger and the Merger Agreement (page 48 and 79)

The terms and conditions of the merger are contained in the merger agreement, which is attached to this document as Annex A and is incorporated by reference herein in its entirety. Parent and ZIM encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

Pursuant to the merger agreement, and upon the terms and subject to the conditions therein, and in accordance with the relevant provisions of the Companies Law, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the merger) will merge with and into ZIM (as the absorbing company (HaChevra Ha’Koletet) in the merger), and the separate existence of Merger Sub will cease. ZIM will become a wholly owned subsidiary of Parent and will continue as the surviving company in the merger.

Merger Consideration (page 84)

As a result of the merger, each ZIM ordinary share issued and outstanding immediately prior to the effective time will be converted into the right to receive $35.00 per share in cash (the “merger consideration”), without interest and less any applicable withholding taxes.

Risk Factors (page 34)

You should carefully consider the information about these risks set forth under the section entitled “Risk Factors,” together with the other information included or incorporated by reference in this proxy statement, particularly the risk factors contained in ZIM’s Annual Report on Form 20-F and Reports of Foreign Private Issuer on Form 6-K and in other filings they each make with the SEC. ZIM shareholders should carefully consider the risks set out in that section before deciding how to vote with respect to the merger proposal, the retention bonus proposals and the compensation policy proposal to be considered and voted on at the ZIM special general meeting. For additional information, see the section entitled “Where You Can Find More Information.”

The State Share Approval (page 75)

The State of Israel holds the Special State Share, which, among other things, requires (a) the Company to remain incorporated and registered in the State of Israel with its headquarters and principal office domiciled in Israel, (b) the Company to maintain a minimal fleet of 11 seaworthy vessels that are fully owned by the Company, at least three of which must be capable of carrying general cargo, (c) at least a majority of the ZIM board, including the chairperson, to be Israeli citizens, (d) the chief executive officer of the Company to be an Israeli citizen, and (e) prior written consent from the holder of the Special State Share for any transfer or issuance of shares that confers possession of 35% or more of the Company’s issued share capital or that provides control over the Company.

In connection with the merger agreement, Parent entered into a binding memorandum of understanding with FIMI Opportunity 7, L.P. and FIMI Israel Opportunity 7, Limited Partnership (together, “FIMI”), pursuant to which Parent and FIMI have agreed to use their respective reasonable best efforts to obtain the Special State Share Approval (as defined under “The Merger—Regulatory Approvals”) and have further agreed to consummate the Special State Share Assumption (as defined under “The Merger—Regulatory Approvals”) in accordance with the terms of such memorandum.

Pursuant to the merger agreement, subject to certain limitations, Parent has agreed to use reasonable best efforts to obtain a Special State Share Release, which may be obtained pursuant to a Special State Share Assumption pursuant to which Parent causes at least 11 qualifying vessels to be sold or transferred to FIMI (or another qualifying Israeli partner) and FIMI (or such other qualifying Israeli partner) enters into a binding assumption agreement with the State of Israel pursuant to which it assumes the rights and obligations of the Special State Share effective as of the closing of the merger.

For additional information, see the section entitled “The Merger—Regulatory Approvals” and “The Merger Agreement—Reasonable Best Efforts.”

Treatment of ZIM Equity Awards (page 77)

The merger agreement provides that, at the effective time:

•
Each option to purchase ZIM ordinary shares (“ZIM option”) granted under the Company’s 2018 Share Option Plan and the Company’s 2020 Share Incentive Plan (together, the “ZIM equity plans”) that is outstanding and unexercised, whether vested or unvested, will be cancelled, and the holders thereof will be entitled to receive the merger consideration net of the exercise price (as determined in accordance with the formula in the merger agreement), less applicable tax withholdings.

•	Each ZIM option with a per share exercise price that is equal to or greater than the merger consideration will be cancelled for no consideration.

Employee Compensation and Benefits (page 61)

Under the merger agreement, Parent has agreed to assume, honor and fulfill all ZIM benefit plans in accordance with their terms, as in effect immediately prior to the date of the agreement. For a period of twelve months following the effective time, Parent is required to provide each employee of ZIM and its subsidiaries as of immediately prior to the effective time who continues to be employed by Parent or any of its subsidiaries after the effective time (each, a “continuing employee”) with base salary (or hourly wage rate), short-term cash incentive compensation opportunities and severance payments and benefits that in each case is no less favorable than those in effect immediately prior to the closing date, as well as other compensation (including long-term incentive compensation opportunities or cash equivalent), benefits and perquisites (excluding one-off awards, retention, change in control compensation, defined benefit pension or post-employment health, severance and welfare benefits) that are substantially comparable in the aggregate to those provided immediately prior to the closing date. The merger agreement also provides that continuing employees covered by a collective bargaining agreement or other labor agreement will have their employment terms and conditions (including compensation and benefits) governed by the applicable collective bargaining agreement or other labor agreement for a period of at least twelve months following the closing on terms no less favorable than those in effect on the date of the merger agreement. Parent is also required to credit continuing employees’ prior years of service for purposes of vesting, eligibility, level of benefits and benefit accruals under any Parent employee benefit plans (subject to certain exclusions), and to use reasonable best efforts to (i) ensure immediate eligibility in new health or welfare plans without waiting periods, (ii) waive any pre-existing condition exclusions and active-at-work requirements under new health and welfare plans and (iii) provide credit for any co-payments, deductibles and out-of-pocket expenses incurred by any continuing employee during the relevant plan year. If Parent directs ZIM to terminate its 401(k) plan(s), Parent will permit eligible continuing employees to participate in Parent’s 401(k) plan and to roll over their account balances, except to the extent such rollover adversely affects the tax-qualified status of Parent’s 401(k) plan or is prohibited by the terms pf the Parent’s 401(k) plan. Parent is also required to honor all obligations under the Company’s short-term cash incentive compensation plans for the fiscal year in which the closing occurs, make payments in accordance with plan terms and consistent with past practice and ensure that payments thereunder are no less than the amounts accrued under such plans for the fiscal year in which the closing occurs. Parent has acknowledged that a “change in control” of ZIM will occur upon the effective time within the meaning of any ZIM benefit plan containing such a term.

Recommendation of the ZIM Board and Reasons for the Merger (page 88)

The ZIM board unanimously recommends that you vote “FOR” the merger proposal. For the factors considered by the ZIM board in reaching this decision and additional information on the recommendation of the ZIM board, see the section entitled “The Merger—Recommendation of the ZIM Board and Reasons for the Merger.”

Opinion of ZIM’s Financial Advisors—Evercore Group L.L.C. (Page 62)

ZIM retained Evercore Group L.L.C. (“Evercore”) to act as financial advisor in connection with ZIM’s evaluation of strategic and financial alternatives, including the merger. As part of this engagement, the ZIM board requested that Evercore evaluate the fairness to the holders of ZIM ordinary shares (other than excluded shares), from a financial point of view, of the merger consideration. At a meeting of the ZIM board, Evercore rendered to the ZIM Board its oral opinion, subsequently confirmed by delivery of a written opinion dated February 16, 2026, that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the merger consideration to be received by holders of ZIM ordinary shares in the merger was fair, from a financial point of view, to such holders other than the holders of excluded shares.

The full text of the written opinion of Evercore, dated February 16, 2026, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex C-1 and is incorporated herein by reference into this proxy statement in its entirety. The summary of the opinion of Evercore in this proxy statement is qualified in its entirety by reference to the full text of the written opinion. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the ZIM board (in its capacity as such) in connection with its evaluation of the proposed merger. The opinion does not constitute a recommendation to the ZIM board or to any other persons in respect of the merger, including as to how any holder of ZIM ordinary shares should vote or act in respect of the merger. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to ZIM, nor does it address the underlying business decision of ZIM to engage in the merger.

For more information, see the section entitled “The Merger—Opinion of ZIM’s Financial Advisors—Opinion of Evercore Group L.L.C.,” beginning on page 62 and the full text of the written opinion of Evercore attached as Annex C-1 to this proxy statement.

Opinion of ZIM’s Financial Advisors—Barclays Bank PLC (Page 68)

Pursuant to an engagement letter, ZIM engaged Barclays Bank PLC ("Barclays") to act as financial advisor with respect to the proposed transaction. On February 15, 2026, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the ZIM board that, as of such date, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration pursuant to the proposed merger was fair, from a financial point of view, to the holders of ZIM ordinary shares (other than the holders of excluded shares).

The full text of Barclays’ written opinion, dated as of February 16, 2026, is attached as Annex C-2 to this proxy statement and is incorporated by reference herein. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. The summary of the opinion of Barclays set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. Holders of ZIM ordinary shares are urged to read the opinion in its entirety. Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the ZIM board in connection with its consideration of the proposed transaction, addresses only the fairness, from a financial point of view, to the holders of ZIM ordinary shares (other than the holders of excluded shares) of the merger consideration pursuant to the proposed transaction. Barclays expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed transaction to the holders of any class of securities, creditors or other constituencies of ZIM or as to the underlying decision by ZIM to engage in the proposed transaction. The opinion is not intended to be and does not constitute a recommendation to any holder of ZIM ordinary shares as to how such holder should vote with respect to the proposed transaction.

Special General Meeting of ZIM Shareholders (page 40)

Date, Time, Place and Agenda

The ZIM special general meeting will be held at 4:00 p.m., Israel time, on Thursday, April 30, 2026, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel. The meeting is being held for the purpose of considering proposals: (1) to approve the merger agreement and the transactions contemplated thereby, including approval of the merger, the merger consideration and all other transactions and arrangements contemplated by the merger agreement; (2) to approve a one-time cash retention bonus to (a) 14 of the office holders of ZIM (but excluding the directors of ZIM) and (b) ZIM’s Chief Executive Officer and President, of up to 12 monthly base salaries of such office holder, as shall be determined by ZIM’s compensation committee and the ZIM board, to be paid upon the earlier of (i) the closing of the merger and (ii) the lapse of 15 months as of the date of the signing of the merger agreement; and (3) to approve a new compensation policy for directors and office holders, for a period of three years from the date of the ZIM special general meeting.

ZIM is not aware of any other matters to be submitted at the ZIM special general meeting other than as specified herein. If any other business is properly brought before the ZIM special general meeting, the persons named as proxies may vote in respect thereof in accordance with the recommendation of the ZIM board or, absent such recommendation, using their best judgment.

Record Date

ZIM has fixed March 31, 2026 as the record date for the ZIM special general meeting. Any ZIM ordinary shares that are outstanding as of March 31, 2026, the record date, are entitled to be voted at the ZIM special general meeting.

Required Votes

The Merger Proposal

The approval of the merger proposal requires the affirmative vote of the holders of a simple majority of the voting power of ZIM ordinary shares represented at the ZIM special general meeting in person or by proxy and voting thereon, excluding abstentions and broker non-votes.

At the ZIM special general meeting, the fulfillment of the following condition as part of the merger proposal vote will be required: the majority vote must include a majority of ZIM ordinary shares voted in favor of the merger proposal that are not held by a Parent affiliate.

In order for your vote to count in respect of the merger proposal, you must affirm in your proxy card or voting instruction form that you are not a Parent affiliate (by indicating “YES” in Item 1a of the proxy card or voting instruction form). If you do not so affirm, your vote will not count towards the tally for the merger proposal.

The Retention Bonus Proposals and the Compensation Policy Proposal

The approval of each of the retention bonus proposals and the compensation policy proposal requires the affirmative vote of the holders of a simple majority of the voting power of ZIM ordinary shares represented at the ZIM special general meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes), and must also satisfy the Special Majority requirement.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder in connection with the approval of the retention bonus proposals or the compensation policy proposal. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the simple majority, and not for or against the Special Majority under the retention bonus proposals or the compensation policy proposal, as applicable), please notify Noam Nativ, EVP General Counsel and Company Secretary at ZIM Integrated Shipping Services Ltd., 9 Andrei Sakharov Street, Haifa, Israel, telephone: +972-4-865-2170, or by email: nativ.noam@zim.com. If your ZIM ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Voting by ZIM Directors and Senior Management

As of March 16, 2026, the latest practicable date prior to the date of this proxy statement, ZIM directors and senior management of ZIM beneficially owned, in the aggregate, less than one percent of the issued and outstanding ZIM ordinary shares. ZIM currently expects that all of its directors and senior management will vote their shares “FOR” the merger proposal, “FOR” the retention bonus proposals and “FOR” the compensation policy proposal. See “Security Ownership of Certain Beneficial Owners and Management of ZIM” for more details concerning the beneficial ownership of ZIM ordinary shares by ZIM’s directors and senior management.

Adjournment

If no quorum is present within half an hour from the time appointed for the ZIM special general meeting, the ZIM special general meeting shall stand adjourned until the seventh day following the prescribed date of the ZIM special general meeting, (and if that day falls on a day other than a business day, on the next succeeding business day), at the same time and place without there being any further notice to that effect, or to such other date, time and place as will be determined by the ZIM board by notice to the shareholders, and at the adjourned meeting, the business for which the original ZIM special general meeting was convened, will be discussed. In the absence of a quorum at such adjourned meeting, a single shareholder at least (without reference to the number of shares that he holds) present personally or by proxy, will constitute a quorum. Adjournments are further subject to certain terms in the merger agreement. For additional information, see the section entitled “The Merger Agreement—ZIM Special General Meeting and Board Recommendation”.

Interests of ZIM Directors and Senior Management in the Merger (page 17)

In considering the ZIM board recommendation, ZIM shareholders should be aware that the directors and senior management of ZIM may have certain interests in the merger that are different from, or in addition to, the interests of ZIM shareholders generally. The ZIM board was aware of these interests and considered them, among other matters, in making its recommendation that ZIM shareholders vote to approve the merger proposal. These interests include, among others, the following:

•	Continued director and officer indemnification and liability insurance coverage in accordance with the terms of the merger agreement;

•
All outstanding ZIM options granted under the ZIM equity plans, and among these the outstanding ZIM options granted to the directors and senior managers, will be cancelled at the effective time of the merger (whether vested or unvested), and the holders of in-the-money options will be entitled to receive the merger consideration net of the applicable per share exercise price, less applicable tax withholdings;

•
Subject to the approval of the retention bonus proposals, each of (a) 13 office holders of ZIM (but excluding the directors of ZIM) and (b) ZIM’s Chief Executive Officer and President, will be entitled to a one time cash retention bonus of up to 12 monthly base salaries of such office holder, as shall be determined by ZIM’s compensation committee and the ZIM board, to be paid upon the earlier of (i) the closing of the merger, or (ii) the lapse of 15 months as of the date of the signing of the merger agreement; and

•	With respect to members of senior management, provision of certain severance payments and benefits in the event of their qualifying terminations of employment.

These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Merger—Interests of ZIM Directors and Senior Management in the Merger”.

Conditions to the Merger (page 93)

The respective obligations of Parent and ZIM to consummate the merger will be subject to the satisfaction or waiver of the following conditions:

•
ZIM Shareholder Approval—The approval of the merger agreement and the merger by the affirmative vote of the holders of a simple majority of the voting power of ZIM ordinary shares represented at the ZIM special general meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) (which we refer to as the “ZIM shareholder approval”);

•
Government Consents (including Special State Share Approval)—(i) All applicable filings, registrations, waiting periods (or extensions thereof) and approvals relating to the transactions under certain specified antitrust and foreign investment laws contemplated by the merger agreement shall have been made, expired, terminated or obtained, as the case may be, and remain in effect, and (ii) the Special State Share Approval shall have been obtained;

•
No Legal Prohibition—No governmental entity of competent jurisdiction has (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the effective time or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the effective time, which, in each case, has the effect of restraining, enjoining or otherwise prohibiting the consummation of the merger; and

•
Statutory Waiting Period—At least 50 days have elapsed after the filing of the merger proposal with the Companies Registrar of the Israeli Corporations Authority (the “Companies Registrar”) by each of ZIM and Merger Sub as required under the Companies Law and the rules and regulations promulgated thereunder (the “ICA merger proposal”) and at least 30 days have elapsed after obtaining ZIM shareholder approval.

The obligations of Parent and Merger Sub to consummate the merger will be further subject to the satisfaction or waiver of the following conditions:

•
Accuracy of Representations and Warranties—The accuracy of representations and warranties of ZIM in the merger agreement, subject to specified materiality standards discussed in the section entitled “The Merger Agreement—Representations and Warranties”;

•
Compliance with Covenants—Performance and compliance in all material respects by ZIM with the obligations, covenants and agreements required to be performed and complied with by it under the merger agreement at or prior to the closing;

•
No Material Adverse Effect—There not having occurred any material adverse effect (as defined in the section entitled “The Merger Agreement—Representation and Warranties”) with respect to ZIM on or after February 16, 2026 (the date of the merger agreement);

•
Officer Certificate—The receipt by Parent of a certificate, dated as of the closing date, signed by the chief executive officer or chief financial officer of ZIM, certifying that the conditions set forth in the three bullet points immediately above have been satisfied; and

•
No Government Proceeding—No governmental proceeding or requirement may be pending or in effect that would reasonably be expected to, or does, impose a Burdensome Condition (as defined in the merger agreement) on the transactions.

The obligations of ZIM to consummate the merger will be further subject to the satisfaction or waiver of the following conditions:

•
Accuracy of Representations and Warranties—The accuracy of representations and warranties of Parent and Merger Sub in the merger agreement, subject to specified materiality standards discussed in the section entitled “The Merger Agreement—Representations and Warranties”;

•
Compliance with Covenants—Performance and compliance in all material respects by Parent and Merger Sub with the obligations, covenants and agreements required to be performed and complied with by it under the merger agreement at or prior to the closing; and

•
Officer Certificate—The receipt by ZIM of a certificate, dated as of the closing date, signed by the chief executive officer or chief financial officer of Parent certifying that the conditions set forth in the two bullet points immediately above have been satisfied.

No Solicitation of Other Offers by ZIM (page 88)

Under the terms of the merger agreement, subject to certain exceptions described below, ZIM has agreed that, from February 16, 2026 (the date of the merger agreement) until the earlier of the effective time or the date (if any) on which the merger agreement is validly terminated pursuant to the merger agreement, except as explicitly permitted by the sections described below, ZIM will not and will cause each of its subsidiaries and representatives not to, directly or indirectly:

(a)
solicit, initiate, engage in, knowingly encourage or knowingly facilitate any inquiry, proposal, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an acquisition proposal (as defined in the section entitled “The Merger Agreement—No Solicitation of Other Offers by ZIM”) (it being understood and agreed that any act expressly permitted or required by these provisions (such as informing Persons of the provisions of this section) will not in and of itself be deemed to solicit, encourage or facilitate any such acquisition proposal);

(b)
furnish or cause to be furnished to any person or group any non-public information with respect to any inquiries or the making of any proposal that constitutes, or would reasonably be expected to result in, an acquisition proposal;

(c)
enter into, continue or maintain discussions or negotiations with any person (other than Parent, Merger Sub or any other subsidiary of Parent) with respect to an inquiry or an acquisition proposal (other than informing persons of these provisions);

(d)	approve, endorse, recommend, agree to or accept, or publicly propose to approve, endorse, recommend, agree to or accept, any acquisition proposal;

(e)	submit to a vote of its shareholders any acquisition proposal;

(f)
withdraw, amend, qualify or modify, in each case in a manner adverse to Parent in any material respect, the ZIM board recommendation, or fail to include the ZIM board recommendation in the proxy statement;

(g)
if a tender offer or exchange offer that constitutes an acquisition proposal is commenced (other than by Parent, Merger Sub or any other subsidiary of Parent), fail to recommend against acceptance of such acquisition proposal within ten business days after the commencement thereof in any solicitation or recommendation statement filed or furnished with the SEC (any action referred to in the foregoing clauses (d), (e), (f) or (g) being a “change of recommendation”); or

(h)	enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument providing for an acquisition proposal.

In addition, under the merger agreement, ZIM was required to, promptly after the execution and delivery of the merger agreement, cease and cause to be terminated any and all existing activities, discussions or negotiations with any third party with respect to any acquisition proposal. In furtherance of the foregoing, ZIM was required to, and did, (A) within five (5) business days after the date of the merger agreement, request in writing that each person that, within the twelve (12) months prior to the date of the merger agreement, had executed a confidentiality agreement in connection with, or had access to any physical or electronic data room relating to, the consideration of an acquisition proposal or potential acquisition proposal promptly destroy or return to ZIM all nonpublic information furnished by ZIM or any of its Representatives to such person or any of its Representatives in accordance with the terms of such confidentiality agreement and (B) within one (1) business day after the date of the merger agreement, terminate access to any physical or electronic data rooms relating to the consideration of an acquisition proposal or potential acquisition proposal by any such person and its Representatives.

Notwithstanding the limitations described above, if ZIM receives, prior to the ZIM special general meeting, a bona fide acquisition proposal from any third party, and provided there has otherwise been no breach in any material respect of ZIM’s non-solicitation obligations that resulted in the making of such acquisition proposal, ZIM and its representatives are permitted, prior to the ZIM special general meeting, to furnish non-public information to and afford access to the business, employees, officers, contracts, properties, assets, books and records of ZIM and its subsidiaries to such third party and its representatives, or engage in discussions or negotiations with such third party with respect to such acquisition proposal; provided that, in either case, the ZIM board has determined, in its good faith judgment (after consultation with its financial advisors and outside legal counsel), that such acquisition proposal constitutes or would reasonably be expected to lead to a superior proposal and that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable law. Any non-public information provided to such third party must be provided pursuant to a customary confidentiality agreement with terms at least as restrictive as those contained in the confidentiality agreement entered into between ZIM and Parent that does not prohibit compliance by ZIM with any of the provisions of the merger agreement.

Change of Recommendation; Match Rights (page 90)

ZIM Restrictions on Changes of Recommendation

Subject to certain exceptions described below, the ZIM board may not effect a change of recommendation (as defined in the section entitled “The Merger Agreement—No Solicitation of Other Offers by ZIM”).

Permitted Changes of Recommendation in Connection with a Superior Proposal or Intervening Event

At any time prior to the ZIM shareholder approval being obtained:

•
the ZIM board may make a change of recommendation in response to an intervening event (as defined in the section entitled “The Merger Agreement—No Solicitation of Other Offers by ZIM”) or a superior proposal if the ZIM board has determined in good faith after consultation with ZIM’s outside legal counsel and financial advisors that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law; or

•
the ZIM board may cause ZIM to terminate the merger agreement in order to enter into a definitive written agreement providing for a superior proposal received after February 16, 2026 (the date of the merger agreement), provided that (1) there has been no breach in any material respect of ZIM’s non-solicitation obligations that resulted in such superior proposal, and (2) substantially concurrently with such termination, ZIM pays to Parent the $150 million termination fee described under the sections entitled “The Merger Agreement—Termination Fee”.

Prior to making a change of recommendation for any reason set forth above, ZIM must provide Parent with four (4) business days’ prior written notice (the “Notice Period”) advising Parent that the ZIM board intends to effect a change of recommendation and specifying the material circumstances giving rise to the change of recommendation. In the case of a superior proposal, such notice must include the identity of the third party and copies of the written agreements proposed with respect thereto. During the Notice Period, ZIM must negotiate with Parent in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the merger agreement in a manner that would (a) in the case of a superior proposal, cause such superior proposal to cease to constitute a superior proposal, or (b) in the case of an intervening event, eliminate the need for the ZIM board to make such change of recommendation. The ZIM board must again make the required determination regarding both (i) whether such acquisition proposal constitutes a superior proposal (or, in the case of an intervening event, whether the failure to make the change of recommendation would continue to be reasonably likely to be inconsistent with the directors’ fiduciary duties) and (ii) its fiduciary duties at the end of such Notice Period (after taking into account in good faith the amendments to the merger agreement proposed by Parent). If during or after the Notice Period any material revisions are made to the superior proposal, ZIM must deliver a new written notice to Parent and comply with the foregoing requirements; provided, however, that for purposes of any such new notice, the Notice Period will be reduced to two (2) business days.

Termination of the Merger Agreement (page 94)

Termination by Parent or ZIM

The merger agreement may be terminated at any time before the closing by mutual written consent of Parent and ZIM. The merger agreement may also be terminated at any time before the closing by either Parent or ZIM, if:

•
any governmental entity of competent jurisdiction has issued a final, non-appealable order, injunction, decree, judgment or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement;

•
the closing has not occurred on or before February 17, 2027, subject to an automatic extension to June 30, 2027 (such applicable date, the “outside date”), if all of the conditions to closing, other than those related to (i) the making, expiration, termination or obtaining of applicable filings, registrations, waiting periods and approvals under applicable regulatory laws (the “other required regulatory approvals”) and the Special State Share Approval, (ii) any order or injunction prohibiting the transaction under any regulatory law, or (iii) the statutory waiting period, have been satisfied or waived (except for those conditions which by their nature are to be satisfied at the closing, provided that such conditions will then be capable of being satisfied if the closing were to take place on such date); and

•	the ZIM shareholders meeting, including any adjournment or postponement thereof, at which the merger proposal has been voted upon has concluded and the ZIM shareholder approval has not been obtained.

Termination by ZIM

The merger agreement may be terminated at any time before the closing by ZIM if:

•
at any time prior to obtaining the ZIM shareholder approval, ZIM enters into a definitive written agreement providing for a superior proposal in accordance with the merger agreement; provided that substantially concurrently with such termination, ZIM pays to Parent the $150 million termination fee described below; or

•	upon a Parent breach termination event (as defined in the section entitled “The Merger Agreement—Termination of the Merger Agreement—Termination by ZIM”).

Termination by Parent

The merger agreement may be terminated by Parent:

•
at any time prior to obtaining the ZIM shareholder approval, if the ZIM board has effected a change of recommendation (provided that a written notice delivered by ZIM to Parent stating ZIM’s intention to make a change of recommendation in advance thereof will not in and of itself result in Parent having any termination rights);

•	upon a ZIM breach termination event (as defined in the section entitled “The Merger Agreement—Termination of the Merger Agreement—Termination by Parent”); or

•	a governmental entity of competent jurisdiction has issued a final, non-appealable order, injunction, decree, judgment or ruling permanently imposing a Burdensome Condition.

Termination Fee (page 95)

ZIM Termination Fee

The merger agreement provides that ZIM will pay or cause to be paid to Parent a termination fee of $150 million (the “ZIM termination fee”) if all of the following occurs:

•
(a) Parent or ZIM terminates the merger agreement as a result of (x) the closing having not occurred on or before the outside date or (y) the ZIM shareholder approval having not been obtained, or (b) Parent terminates the merger agreement as a result of breach, failure to perform or violation of the merger agreement by ZIM that (except for a breach of ZIM’s non-solicitation obligations) first occurred following the making of an acquisition proposal of the type described in (2);

•
after February 16, 2026 (the date of the merger agreement) and prior to the date of the termination (or prior to the ZIM special general meeting in the case of a termination as a result of the ZIM shareholder approval having not been obtained), a bona fide acquisition proposal has been publicly disclosed or otherwise made known to the ZIM board or management and, in each case, is not withdrawn (publicly, if publicly disclosed) at least three (3) business days prior to the earlier of the date of the ZIM special general meeting (in the case of termination as a result of ZIM shareholder approval having not been obtained), the date of such termination (in the case of termination as a result of the closing having not occurred on or before the outside date) or the date of the applicable breach (in the case of termination as a result of a ZIM breach termination event); and

•
within 18 months of such termination, an acquisition proposal is consummated or a definitive agreement is entered into with respect to an acquisition proposal that is subsequently consummated (for purposes of this trigger, references in the definition of “acquisition proposal” to twenty percent (20%) will be deemed to be fifty percent (50%)).

In addition, the merger agreement requires ZIM to pay or cause to be paid to Parent the ZIM termination fee if any of the following occurs:

•	Parent terminates the merger agreement because the ZIM board has effected a change of recommendation; or

•	ZIM terminates the merger agreement in order to enter into a definitive written agreement providing for a superior proposal.

In no event will ZIM be required to pay the ZIM termination fee on more than one occasion.

Parent Termination Fee

The merger agreement provides that Parent will pay or cause to be paid to ZIM a termination fee of $160 million (the “Parent termination fee”) if Parent or ZIM terminate the merger agreement as a result of (A) the closing having not occurred on or before the outside date, (B) any governmental entity of competent jurisdiction having issued a final, non-appealable order, injunction, decree, judgment or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement (only if the order, injunction, decree, judgment or ruling is in respect of a regulatory law, but not the Special State Share Approval or any Israeli regulatory law (other than the Israeli Economic Competition Law 5748-1988)), or (C) Parent terminates the merger agreement due to a governmental entity of competent jurisdiction having issued a final, non-appealable order, injunction, decree, judgment or ruling permanently imposing a Burdensome Condition (only if in respect of an other required regulatory approval, but not the Special State Share Approval or any Israeli regulatory law (other than the Israeli Economic Competition Law 5748-1988)), and in each case of (A), (B) and (C), at the time of such termination, (x) certain regulatory conditions (excluding those relating to the Special State Share Approval and Israeli regulatory laws (other than the Israeli Economic Competition Law 5748-1988)) will not have been satisfied, but (y) all other conditions to closing set forth in the merger agreement will have been satisfied or waived (except for those conditions which by their nature are to be satisfied at the closing, provided that such conditions would be satisfied if the closing were to take place on such date).

In no event will Parent be required to pay the Parent termination fee on more than one occasion.

Financing of the Merger (page 78)

Parent expects to have access at the closing to all funds necessary to pay the merger consideration and consummate the transactions. Parent’s obligations under the merger agreement are not contingent on obtaining financing or the availability of financing.

Material U.S. Federal Income Tax Consequences of the Merger (page 121)

The receipt by a U.S. Holder of the merger consideration pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference, if any, between the amount of cash it receives pursuant to the merger (including any amounts required to be withheld for tax purposes) and its adjusted tax basis in the ZIM ordinary shares exchanged for such cash. A U.S. Holder’s adjusted tax basis in shares of ZIM ordinary shares will generally equal the amount that such U.S. Holder paid for such shares.

For a more detailed description of the U.S. federal income tax consequences of the merger, please see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger.”

Each ZIM shareholder should read the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” and should consult his, her or its tax advisor with respect to the particular U.S. federal, state, local and non-U.S. tax consequences of the merger to such holder.

Material Israeli Income Tax Consequences of the Merger (page 127)

The receipt by an Israeli shareholder of the merger consideration pursuant to the merger will be a taxable transaction for Israeli income tax purposes. Generally, for Israeli income tax purposes, an Israeli shareholder will recognize gain or loss equal to the difference, if any, between the amount of cash it receives pursuant to the merger and its cost basis in the ZIM ordinary shares exchanged for such cash. An Israeli shareholder’s cost basis in shares of ZIM ordinary shares will generally equal the amount that such Israeli shareholder paid for such shares.

For a more detailed description of the Israeli income tax consequences of the merger, please see the section entitled “Israeli Income Tax Consequences of the Merger.”

This proxy statement contains a general discussion of the material Israeli income tax consequences of the merger. You should consult your own tax advisors regarding the particular Israeli income tax consequences to you of the merger in light of your particular circumstances, as well as the particular tax consequences to you under any other tax laws.

No Appraisal Rights in the Merger (page 103)

Under Israeli law, holders of ZIM ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

Delisting and Deregistration of ZIM ordinary shares (page 78)

If the merger is completed, the ZIM ordinary shares will be delisted from NYSE and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and ZIM will no longer be required to file periodic reports with the SEC pursuant to the Exchange Act.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE
ZIM SPECIAL GENERAL MEETING

The following are answers to certain questions that you may have regarding the ZIM special general meeting. You are urged to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this document.

Q:	Why am I receiving this proxy statement?

A:
You are receiving this proxy statement because Parent, ZIM and Merger Sub have entered into the merger agreement. Pursuant to the merger agreement, and upon the terms and subject to the conditions therein, and in accordance with the relevant provisions of the Companies Law, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the merger) will merge with and into ZIM (as the absorbing company (HaChevra Ha’Koletet) in the merger) (which we refer to as the “merger”), and the separate existence of Merger Sub will cease. ZIM will become a wholly owned subsidiary of Parent and will continue as the surviving company in the merger (we refer to ZIM after completion of the merger as the “surviving company”). The merger agreement, which governs the terms of the merger, is attached to this proxy statement as Annex A.

The merger agreement and the transactions contemplated thereby (which we refer to as the “transaction”), including the merger, must be approved by the ZIM shareholders in accordance with the Companies Law and Articles in order for the merger to be consummated. ZIM is holding the ZIM special general meeting to obtain that approval. Your vote is very important. ZIM is providing these materials to its shareholders to help them decide how to vote their ZIM ordinary shares with respect to the approval of the merger agreement and the transactions, and other important matters. We encourage you to submit a proxy to have your ordinary shares, of no par value, of ZIM (which we refer to as “ZIM ordinary shares”) voted as soon as possible.

Q:	When and where will the ZIM special general meeting take place?

A:	The ZIM special general meeting will be held at 4:00 p.m., Israel time, on Thursday, April 30, 2026, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel.

Q:	What matters will be considered at the ZIM special general meeting?

A:	The ZIM shareholders are being asked to consider and vote on:

•
a proposal to approve, pursuant to the Companies Law, the merger agreement and the transactions contemplated thereby, including approval of: (a) the merger pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into ZIM, with ZIM surviving and becoming a wholly owned subsidiary of Parent; (b) the consideration to be received by ZIM’s shareholders in the merger, other than holders of converted shares and deemed cancelled shares (each as defined in the section entitled “The Merger Agreement—Merger Consideration”), consisting of the right to receive $35.00 in cash, without interest and less any applicable withholding taxes, per ZIM ordinary share held as of immediately prior to the effective time of the merger; and (c) all other transactions and arrangements contemplated by the merger agreement (which we refer to as the “merger proposal”), upon the terms and subject to the conditions set forth therein;

•
a proposal to approve a one-time cash retention bonus to each of (a) 13 office holders of ZIM (but excluding the directors of ZIM) and (b) ZIM’s Chief Executive Officer and President, of up to 12 monthly base salaries of such office holder, as shall be determined by ZIM’s compensation committee and the ZIM board, to be paid upon the earlier of (i) the closing of the merger and (ii) the lapse of 15 months as of the date of the signing of the merger agreement (which we refer to as the “retention bonus proposals”); and

•
a proposal to approve a new compensation policy for directors and office holders, for a period of three years from the date of the ZIM special general meeting (which we refer to as the “compensation policy proposal”).

We know of no other matters to be submitted at the meeting other than as specified herein. If any other business is properly brought before the ZIM special general meeting, the persons named as proxies may vote in respect thereof in accordance with the recommendation of the ZIM board or, absent such recommendation, using their best judgment.

Q:	Is my vote important?

A:
Yes. Your vote is very important. The merger cannot be completed unless the merger proposal is approved by the affirmative vote of the holders of a simple majority of the voting power of ZIM ordinary shares represented at the ZIM special general meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes).

Only ZIM shareholders as of the close of business on March 31, 2026, or the “record date,” are entitled to vote at the ZIM special general meeting. The ZIM board unanimously recommends that ZIM shareholders vote “FOR” the approval of the merger proposal, “FOR” the approval of the retention bonus proposals and “FOR” the approval of the compensation policy proposal.

Q:	Will my vote matter for the merger proposal?

A:
Yes. The merger cannot be completed unless the merger proposal is approved by the affirmative vote of the holders of a simple majority of the voting power of ZIM ordinary shares represented at the ZIM special general meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes), who are entitled to vote at the ZIM special general meeting as of the close of business on the record date.

In addition, the foregoing majority to approve the merger proposal must also include a majority of ZIM ordinary shares voted in favor of the merger proposal that are not held by (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, (i) 25% or more of the voting power of Parent or Merger Sub or (ii) the right to appoint 25% or more of the directors of Parent or Merger Sub, (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above, or (c) a relative of, or an entity controlled by Parent, Merger Sub or any of the foregoing (we refer to each of (a), (b) and (c) above as a “Parent affiliate”). As a result, votes on the merger proposal by a Parent affiliate will not count towards the tally for the merger approval.

Q:	If my ZIM ordinary shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote those shares for me?

A:
If your shares are held through a broker, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you. If this is the case, this proxy statement has been forwarded to you by your broker, bank or other nominee. You must provide the record holder of your ZIM ordinary shares with instructions on how to vote your shares. Otherwise, your broker, bank or other nominee may not vote your ZIM ordinary shares on any of the proposals to be considered at the ZIM special general meeting.

Brokers, banks or other nominees who hold ZIM ordinary shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners, absent specific instructions from the beneficial owner of the shares to the contrary. However, brokers, banks or other nominees do not have discretionary authority to vote on “non-routine” proposals at the ZIM special general meeting. On each of the merger proposal, the retention bonus proposals and the compensation policy proposal, if a beneficial owner does not provide instructions to his, her or its bank, broker or other nominee, then his, her or its ZIM ordinary shares will not be voted. Because the only proposals for consideration at the ZIM special general meeting are non-routine proposals, it is not expected that there will be any broker non-votes at the ZIM special general meeting. However, if there are any broker non-votes, they will have no effect on the outcome of the vote of the merger proposal, the retention bonus proposals or the compensation policy proposal.

Q:
What ZIM shareholder vote is required for the approval of the merger proposal, the retention bonus proposals and the compensation policy proposal, and how are abstentions and “broker” non-votes counted?

A:
The merger proposal. Approval of the merger proposal requires the affirmative vote of the holders of a simple majority of the voting power of ZIM ordinary shares represented at the ZIM special general meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes). The foregoing majority must also include a majority of ZIM ordinary shares voted in favor of the merger proposal that are not held by a Parent affiliate. Broker non-votes, abstentions and failure to vote on the merger proposal will have no effect on the outcome of the vote.

In order for your vote to count in respect of the merger proposal, you must affirm in your proxy card or voting instruction form that you are not a Parent affiliate (by indicating “YES” in Item 1a of the proxy card or voting instruction form). If you do not so affirm, your vote will not count towards the tally for the merger proposal.

The retention bonus proposals and the compensation policy proposal. The approval of each of the retention bonus proposals and the compensation policy proposal requires the affirmative vote of the holders of a simple majority of the voting power of ZIM ordinary shares represented at the ZIM special general meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes). In addition, the approval of each of the retention bonus proposals and the compensation policy proposal requires the Special Majority. Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder, and to avoid confusion, every shareholder voting by proxy card or voting instruction form, or via telephone or internet, will be deemed to confirm that such shareholder is not an Interested Shareholder. If you are an Interested Shareholder, your vote will count only for or against the ordinary majority, and not for or against the Special Majority, and you should notify the Company as described in the proxy materials. Broker non-votes, abstentions and failure to vote on the retention bonus proposals or the compensation policy proposal will have no effect on the outcome of such vote.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder in connection with the approval of the retention bonus proposals or the compensation policy proposal. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the simple majority, and not for or against the Special Majority under the retention bonus proposals or the compensation policy proposal, as applicable), please notify Noam Nativ, EVP General Counsel and Company Secretary at ZIM Integrated Shipping Services Ltd., 9 Andrei Sakharov Street, Haifa, Israel, telephone: +972-4-865-2170, or by email: nativ.noam@zim.com. If your ZIM ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Q:	Why does the proxy card (or voting instruction form) ask me to affirm that I am not a Parent affiliate?

A:
Under the Companies Law, approval of the merger requires not only a majority of votes cast, but also that this majority must also include a majority of ZIM ordinary shares that are not held by a Parent affiliate.

For this reason, each shareholder must affirm on the proxy card or voting instruction form that they are not a Parent affiliate. If a shareholder does not provide this affirmation, their vote will not be counted towards the tally for the merger proposal. The Company is not aware of any ZIM shareholder that qualifies as a Parent affiliate.

Q:	Who will count the votes?

A:	The votes at the ZIM special general meeting will be counted by the ZIM corporate secretary.

Q:	What will ZIM shareholders receive if the merger is completed?

A:
As a result of the merger, each ZIM ordinary share issued and outstanding immediately prior to the effective time of the merger (which we refer to as the “effective time”) (other than any excluded shares, as defined in the section entitled “The Merger Agreement—Merger Consideration”) will be converted into the right to receive $35.00 in cash, without interest and less any applicable withholding taxes.

Q:	What is the Special State Share?

A:
The State of Israel holds a special state share of the Company (the “Special State Share”), which, among other things, requires (a) the Company to remain incorporated and registered in the State of Israel with its headquarters and principal office domiciled in Israel, (b) the Company to maintain a minimal fleet of 11 seaworthy vessels that are fully owned by the Company, at least three of which must be capable of carrying general cargo, (c) at least a majority of the ZIM board, including the chairperson, to be Israeli citizens, (d) the chief executive officer of the Company to be an Israeli citizen, and (e) prior written consent from the holder of the Special State Share for any transfer or issuance of shares that confers possession of 35% or more of the Company’s issued share capital or that provides control over the Company. For a description of the Special State Share Approval, the Special State Share Release, and the Special State Share Assumption (all as defined below), see the section entitled “The State Share Approval.”

Q:	What will happen to my ZIM options?

A:
The merger agreement provides that, at the effective time, each ZIM option granted under the ZIM equity plans that is outstanding and unexercised, whether vested or unvested, will be cancelled, and the holders thereof will be entitled to receive the merger consideration net of the exercise price (as determined in accordance with the formula in the merger agreement), less applicable tax withholdings, in full satisfaction of the rights of such holder with respect thereto. Notwithstanding the foregoing, the merger agreement provides that each ZIM option with a per share exercise price that is equal to or greater than the merger consideration will be cancelled upon the effective time for no consideration.

Q:	How does the ZIM board recommend that I vote?

A:
The ZIM board unanimously recommends that ZIM shareholders vote “FOR” the approval of the merger proposal, “FOR” the approval of the retention bonus proposals and “FOR” the approval of the compensation policy proposal. For additional information regarding how the ZIM board recommends that ZIM shareholders vote, see the section entitled “The Merger—Recommendation of the ZIM Board and Reasons for the Merger.”

Q:	Who is entitled to vote at the ZIM special general meeting?

A:
The ZIM board has fixed March 31, 2026 as the record date for the ZIM special general meeting. All holders of record of ZIM ordinary shares as of the close of business on the record date are entitled to receive notice of, and to vote at, the ZIM special general meeting, provided that those shares remain outstanding on the date of the ZIM special general meeting. Attendance at the ZIM special general meeting is not required to vote. Instructions on how to vote your shares without attending the ZIM special general meeting are provided in this section below.

Q:	How many votes do I have?

A:	Each ZIM ordinary share is entitled to one vote on each proposal. Votes by Parent affiliates will not be counted towards the tally for the merger proposal.

Q:	What constitutes a quorum for the ZIM special general meeting?

A:
Each ZIM ordinary share is entitled to one vote upon each matter to be voted on at the ZIM special general meeting. No less than two shareholders present in person or by proxy, or who have sent ZIM a voting instrument indicating the way in which they are voting and holding or representing at least thirty-three and one third percent (33.33%) of the voting rights in ZIM, shall constitute a quorum. If no quorum is present within half an hour from the time appointed for the ZIM special general meeting, the ZIM special general meeting shall stand adjourned until the seventh day following the prescribed date of the ZIM special general meeting, (and if that day falls on a day other than a business day in Israel, on the next succeeding business day), at the same time and place without there being any further notice to that effect, or to such other date, time and place as will be determined by the ZIM board by notice to the shareholders, and at the adjourned meeting, the business for which the original ZIM special general meeting was convened, will be discussed. In the absence of a quorum at such adjourned meeting, a single shareholder at least (without reference to the number of shares that he holds) present personally or by proxy, will constitute a quorum. For additional information, see the section entitled “The Merger Agreement—ZIM Special General Meeting and Board Recommendation.”

Q:	Am I entitled to appraisal rights?

A:	No. Under Israeli law, holders of ZIM ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

Q:	What will happen to ZIM as a result of the merger?

A:
If the merger is completed, Merger Sub will merge with and into ZIM. As a result of the merger, the separate corporate existence of Merger Sub will cease, and ZIM will continue as the surviving company in the merger and as a wholly owned subsidiary of Parent. Furthermore, ZIM ordinary shares will be delisted from the New York Stock Exchange (the “NYSE”) and will no longer be publicly traded. ZIM shareholders are expected to be able to continue to trade their ZIM ordinary shares on NYSE until the closing date of the merger.

Q:	I own ZIM ordinary shares. What will happen to those shares as a result of the merger?

A:
If the merger is completed, your ZIM ordinary shares will be converted into the right to receive the merger consideration. Each holder of a ZIM ordinary share that was outstanding immediately prior to the effective time will cease to have any rights with respect to ZIM ordinary shares except the right to receive the merger consideration. For additional information, see the sections entitled “The Merger—Consideration to ZIM shareholders” and “The Merger Agreement—Merger Consideration.”

Q:	What happens if the merger is not completed?

A:
If the merger proposal is not approved by ZIM shareholders or if the merger is not completed for any other reason, ZIM shareholders will not receive any merger consideration in connection with the merger and their ZIM ordinary shares will remain outstanding. ZIM will remain an independent public company, and ZIM ordinary shares will continue to be listed and traded on NYSE.

If the merger agreement is terminated under specified circumstances, ZIM may be required to pay Parent a termination fee or Parent may be required to pay ZIM a termination fee. For a more detailed discussion of the termination-related fees, see “The Merger Agreement—Termination of the Merger Agreement.”

Q:	What is a proxy and how can I vote my shares?

A:
A proxy is a legal designation of another person to vote the shares you own. ZIM’s shareholders may vote either in person at the ZIM special general meeting or by authorizing another person as their proxy, whether or not such shareholder attends the ZIM special general meeting. If you choose to attend the ZIM special general meeting and vote your shares, you will need the 16-digit control number included on your proxy card. If you are a beneficial owner of ZIM ordinary shares but not the shareholder of record of such ZIM ordinary shares, you have the right to direct your broker, bank, or other nominee as to how to vote your shares if you follow the instructions you receive from your broker, bank, or nominee. You can also choose to vote your shares before the ZIM special general meeting, by using the 16-digit control number, which is in the instructions accompanying your proxy materials, if your broker, bank, or nominee makes those instructions available.

Q:	What are the way to vote my shares, and can I vote without attending the ZIM special general meeting?

A:	If you are a shareholder of record, there are four ways to vote:

•
by Internet at www.proxyvote.com or scan the QR code located on your proxy card 24 hours a day, seven days a week, until 11:59 p.m., Eastern Daylight Time, on April 29, 2026 (have your proxy card in hand when you visit the website);

•	by toll-free telephone at 1-800-690-6903, until 11:59 p.m., Eastern Daylight Time on April 29, 2026 (have your proxy card in hand when you call);

•	by completing and mailing your proxy card; or

•	by attending and voting during the ZIM special general meeting.

In order to be counted, proxies submitted by telephone or Internet must be received by 11:59 p.m., Eastern Daylight Time, on April 29, 2026. Proxies submitted by mail must be received at the address indicated on the proxy card by 11:59 p.m., Eastern Daylight Time, on April 29, 2026 (or such earlier deadline as may be indicated on the proxy card), in order to be counted towards the tallies of ZIM ordinary shares to be held at the ZIM special general meeting.

If you are a “street name” shareholder, please follow the instructions from your broker, bank, or other nominee to vote by Internet, telephone, or mail before the meeting, in each case by using the 16-digit control number, which is in the instructions accompanying your proxy materials, if your broker, bank, or nominee makes those instructions available. If you plan to attend the meeting and vote in person, you will be required to present a “legal proxy” from your bank, broker or other nominee, along with an account statement showing ownership of your ZIM ordinary shares as of the record date, in order to be given a ballot to vote the shares in person at the meeting.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:
Shareholders of record. If ZIM ordinary shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, you are considered the shareholder of record with respect to those shares. As the shareholder of record, you have the right to vote during the meeting or vote through the Internet, by telephone, or by filling out and returning the proxy card.

Beneficial owners. If ZIM ordinary shares are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in “street name,” and the notice was forwarded to you by your broker or nominee, who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank, or other nominee as to how to vote your shares if you follow the instructions you receive from your broker, bank, or nominee. You can also choose to vote your shares before the ZIM special general meeting by Internet or telephone, in each case by using the 16-digit control number, which is in the instructions accompanying your proxy materials, if your broker, bank, or nominee makes those instructions available.

Q:	What should I do if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials relating to the ZIM special general meeting if you hold ZIM ordinary shares in “street name” and also directly in your name as a shareholder of record or otherwise or if you hold ZIM ordinary shares in more than one brokerage account.

Shareholders of record. For ZIM ordinary shares held directly, complete, sign, date and return each proxy card (or cast your vote by phone or the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement in order to ensure that all of your ZIM ordinary shares are voted.

Beneficial owners. For ZIM ordinary shares held in “street name” through a broker, bank or other nominee, follow the instructions provided by your broker, bank or other nominee to vote your shares.

Q:	If a shareholder gives a proxy, how will the ZIM ordinary shares covered by the proxy be voted?

A:
If you provide a proxy, regardless of whether you provide that proxy by phone, the Internet or completing and returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your ZIM ordinary shares in the way that you indicate when providing your proxy in respect of the shares you hold in such company. When completing the phone or Internet processes or the proxy card, you may specify whether your ZIM ordinary shares should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the ZIM special general meeting.

Q:	How will my shares be voted if I return a blank proxy?

A:	If you sign, date and return your proxy without indicating how your ZIM ordinary shares are to be voted, then your ZIM ordinary shares will be voted as follows:

•
“FOR” the approval of the merger proposal, unless you have not affirmatively certified in your proxy that you are not a Parent affiliate, in which case your ZIM ordinary shares will be abstained with respect to the merger proposal;

•	“FOR” the approval of the retention bonus proposals; and

•	“FOR” the approval of the compensation policy proposal.

Q:	Can I change my vote after I have submitted my proxy?

A:	Yes. You may change your vote or revoke your proxy at any time prior to the vote at the ZIM special general meeting.

Shareholders of Record: If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the ZIM special general meeting by (1) signing another proxy card with a later date and returning it to the Company’s proxy tabulator, Broadridge Financial Solutions, Inc. located at 51 Mercedes Way, Edgewood, NY 11717, by 11:59 p.m. Eastern Daylight Time on April 29, 2026 (i.e., 6:59 a.m. Israel Time on April 30, 2026), or physically delivering it to the Company’s Israeli registered office by no later than 5:00 p.m. Israel Time on April 29, 2026 (i.e., 10:00 a.m. Eastern Daylight Time on April 29, 2026); (2) submitting a new proxy electronically over the Internet or by telephone after the date of the earlier submitted proxy and prior to the ZIM special general meeting; (3) delivering a written notice of revocation to our Corporate Secretary prior to the ZIM special general meeting; or (4) attending the meeting and voting in person at the ZIM special general meeting. If you wish to change your vote by mail, you should contact our Proxy Solicitor at the address set forth below and request a new proxy card or voting instruction form.

Sodali & Co.
430 Park Avenue, 14th Floor,
New York, New York 10022
Shareholders Call Toll Free: (800) 662-5200
Brokers and Banks Call Collect: (203) 658-9400

Beneficial Owners: If you hold your ZIM ordinary shares in “street name” through a broker, bank or other nominee on NYSE, in order to change your voting instructions, you must follow the relevant directions from your broker, bank, or other nominee, and must do so prior to 11:59 p.m. Eastern Daylight Time on April 29, 2026. You may also vote in person at the meeting if you obtain a “legal proxy” from your bank, broker or other nominee and an account statement showing ownership of your ZIM ordinary shares as of the record date.

Q:	Where can I find the voting results of the ZIM special general meeting?

A:
The preliminary voting results will be announced at the ZIM special general meeting. The final voting results will be tallied by the ZIM corporate secretary based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the ZIM special general meeting will be published following the ZIM special general meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the SEC by ZIM.

Q:	Are there any risks that I should consider as a ZIM shareholder in deciding how to vote?

A:	Yes. You should read this proxy statement in its entirety and carefully consider the risk factors set forth in the section entitled “Risk Factors.”

Q:	What happens if I sell or otherwise transfer my shares before the ZIM special general meeting?

A:
The record date for ZIM shareholders entitled to vote at the ZIM special general meeting is earlier than the date of the ZIM special general meeting. If you transfer your ZIM ordinary shares after the record date but before the ZIM special general meeting, you will, unless special arrangements are made, retain your right to vote at the ZIM special general meeting but will have transferred the right to receive the merger consideration to the person to whom you transferred your ZIM ordinary shares.

Q:	When is the merger expected to be completed?

A:
Parent and ZIM are working to complete the merger as quickly as possible. Subject to the satisfaction or waiver of the conditions described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger,” including the approval of the merger proposal by ZIM shareholders at the ZIM special general meeting, the transaction is expected to close in the fourth quarter of 2026. However, neither Parent nor ZIM can predict the actual date on which the merger will be completed, nor can the parties assure you that the merger will be completed, because completion is subject to conditions beyond either company’s control. In addition, if the merger is not completed by February 17, 2027, subject to an extension to June 30, 2027, in order to obtain required regulatory approvals, either Parent or ZIM may choose not to proceed with the merger by terminating the merger agreement.

Q:	What will I receive if the merger is completed?

A:
Upon completion of the merger, you will be entitled to receive the per share merger consideration of $35.00 in cash for each ZIM ordinary share that you own. For example, if you own 100 ZIM ordinary shares, you will receive $3,500.00 in cash in exchange for your ZIM ordinary shares, without interest and less any applicable withholding taxes. For additional information on the exchange of ZIM ordinary shares for the merger consideration, see the section entitled “The Merger Agreement—Exchange of ZIM Ordinary Shares for the Merger Consideration.”

Q:	How does the per share merger consideration compare to the unaffected market price of the ZIM ordinary shares?

A:
The $35.00 per share merger consideration (without interest and less any applicable withholding taxes) represents a 126% premium to ZIM’s closing share price of $15.50 (which we consider to be the unaffected share price) on August 8, 2025 (the last trading day before market speculation regarding a proposed transaction as a result of third party reporting), a 58% premium to ZIM’s closing share price of $22.20 on February 13, 2026 (the last trading day before the execution of the merger agreement) and a 90% premium to the volume weighted average ZIM share price of $18.45 over the 90 trading days preceding the execution of the merger agreement.

Q:	Will the per share merger consideration payable to me be subject to Israeli capital gains tax?

A:
The exchange of ZIM ordinary shares for the merger consideration pursuant to the terms and conditions of the merger will generally be a taxable event under Israeli tax law. In general, under Israeli tax law, the disposition of shares of an Israeli company is considered a sale of an asset and may be subject to Israeli capital gains tax, unless a specific exemption applies under Israeli law or an applicable tax treaty. For example, under the tax treaty between the United States and Israel, Israeli capital gains tax generally does not apply to a U.S. resident who sells shares of an Israeli company, provided certain conditions are met, including that the shares were held as an investment and the seller did not hold a significant interest or have other specified connections to Israel. To benefit from an exemption, a valid certificate from the Israel Tax Authority is generally required before payment is made, unless other provisions have been made.

Israeli law may also provide exemptions from capital gains tax for non-residents on the sale of shares of Israeli companies, subject to specific conditions. Shareholders who do not qualify for an exemption may be subject to Israeli capital gains tax on the disposition of their ZIM ordinary shares in the merger.

Each ZIM shareholder should read the section entitled “Material Israeli Income Tax Consequences of the Merger” and should consult his, her or its tax advisor with respect to the particular Israeli tax consequences of the merger to such holder.

Q:	Will the per share merger consideration payable to me be subject to Israeli tax withholding?

A:
According to Israeli law, unless Parent is provided with an exemption certificate issued by the ITA, Parent is required to withhold Israeli taxes from the per share merger consideration, regardless of whether you are subject to Israeli capital gains tax. We intend to submit an application to the ITA for a ruling that is expected to apply to the merger consideration payable to ZIM’s Israeli-resident shareholders, non-Israeli resident shareholders, and non-Israeli resident holders of equity awards of ZIM, in each case, as defined in the Israeli Income Tax Ordinance (New Version) 1961, as amended, or as will be determined by the Israel Tax Authority (other than recipients covered under the options tax ruling), including instructions on how to identify any non-Israeli resident holders. With respect to such holders, the withholding tax ruling is expected provide for an exemption from withholding of Israeli Tax at the source from the merger consideration, or clarify that no such obligation exists, or provide for instructions on how such withholding at the source is to be implemented, and in particular, with respect to the classes or categories of holders of ZIM’s shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied.

This proxy statement contains a general discussion of the material Israeli income tax consequences of the merger. You should consult your own tax advisors regarding the particular Israeli income tax consequences to you of the merger in light of your particular circumstances, as well as the particular tax consequences to you under any other tax laws.

For a more detailed discussion, see the section entitled “Material Israeli Income Tax Consequences of the Merger.”

Q:	Will U.S. Holders be subject to U.S. federal income tax upon the receipt of the merger consideration pursuant to the merger?

A:
The receipt by a U.S. Holder of the merger consideration pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference, if any, between the amount of cash it receives pursuant to the merger (including any amounts required to be withheld for tax purposes) and its adjusted tax basis in the ZIM ordinary shares exchanged for such cash. A U.S. Holder’s adjusted tax basis in shares of ZIM ordinary shares will generally equal the amount that such U.S. Holder paid for such shares. For more details, see “Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	Who will solicit and pay the cost of soliciting proxies?

A:
ZIM has retained Sodali & Co. (“Sodali”), a proxy solicitation firm, to perform various solicitation services in connection with the ZIM special general meeting. ZIM will pay Sodali a customary fee of approximately $40,000 in connection with its solicitation services. Certain officers, directors, employees, and agents of ZIM, none of whom will receive additional compensation therefor, may also solicit proxies by telephone, email or other personal contact. ZIM will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Q:	What is “householding”?

A:
ZIM follows a procedure called “householding,” which the SEC has approved. Under this procedure, ZIM delivers a single copy of the notice and proxy materials to multiple shareholders who share the same address, unless ZIM has received contrary instructions from one or more of such shareholders. This procedure reduces printing costs, mailing costs, and fees. Shareholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, ZIM will deliver promptly a separate copy of the notice and proxy materials to any shareholder at a shared address to which ZIM delivered a single copy of any of these materials. “Street name” shareholders may contact their broker, bank, or other nominee to request information about householding.

Q:	Should I send in my ZIM ordinary share certificates now? When can I expect to receive the merger consideration for my shares?

A:
No. Please do not send your ZIM ordinary share certificates with your proxy card or voting instruction form.
Prior to the effective time, Parent will select a bank or trust company reasonably acceptable to ZIM to act as the exchange agent for the merger. If your ZIM ordinary shares are in certificated form, after the merger is completed, the exchange agent will send you a letter of transmittal with detailed instructions regarding the surrender and conversion of your ZIM ordinary share certificates for the merger consideration.
If your ZIM ordinary shares are held in book-entry form, you will not need to complete a letter of transmittal.

For additional information on the exchange of ZIM ordinary shares for the merger consideration, see the section entitled “The Merger Agreement—Exchange of ZIM Ordinary Shares for the Merger Consideration.”

Q:	What should I do now?

A:
You should read this proxy statement carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card by mail in the enclosed postage-paid envelope or submit your voting instructions by phone or the Internet as soon as possible so that your ZIM ordinary shares will be voted in accordance with your instructions.

Q:	Who can answer my questions about the ZIM special general meeting or the transactions contemplated by the merger agreement?

A:
If you have questions about the ZIM special general meeting or the transactions contemplated by the merger agreement, you may contact ZIM’s proxy solicitor, Sodali; Shareholders Call Toll Free: (800) 662-5200. Brokers and Banks may call collect: (203) 658-9400; Email: ZIM@info.sodali.com.

Q:	Where can I find more information about Parent, ZIM and the merger?

A:
You can find out more information about Parent, ZIM and the merger by reading this proxy statement and, with respect to Parent and ZIM, from various sources described in the section entitled “Where You Can Find More Information.”

Q:	If the ZIM special general meeting is adjourned or postponed, do I need to send new proxies?

A:
At any subsequent reconvening of the ZIM special general meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the ZIM special general meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent reconvening of the ZIM special general meeting.

Q:	Do ZIM’s senior management and directors have any interest in the merger?

A:
ZIM’s directors and senior management may have interests in the merger that may be different from, or in addition to, the interests of ZIM’s shareholders. The ZIM board was aware of these interests during its deliberations on the merits of the merger and in deciding to recommend that ZIM shareholders vote in favor of the merger proposal. These interests are described in more detail under the caption “The Merger—Interests of ZIM Directors and Senior Management in the Merger.”

These interests include, among others, the following:

•      Continued director and officer indemnification and liability insurance coverage in accordance with the terms of the merger agreement;
•      All outstanding ZIM options granted under the ZIM equity plans, and among these the outstanding ZIM options granted to the directors and senior managers, will be cancelled at the effective time of the merger (whether vested or unvested), and the holders of in-the-money options will be entitled to receive the merger consideration net of the applicable per share exercise price, less applicable tax withholdings; and
•      Subject to the retention bonus proposals, 14 members of ZIM’s senior management (but excluding the directors of ZIM) set forth in the proxy statement will be entitled to a one-time cash bonus, equal to 12 monthly base salaries of such member of management, to be paid on the earlier of (i) the closing of the merger, or (ii) the lapse of 15 months as of the date of the signing of the merger agreement.

Q:	If I purchased my ZIM ordinary shares after the record date, may I vote these shares at the ZIM special general meeting?

A:
No. A shareholder is not entitled to vote shares purchased after the record date because the shareholder was not the record holder of those shares on the record date. Only the holder as of the record date may vote shares. However, such shareholder’s ZIM ordinary shares, if held as of the effective time of the merger, will be automatically converted into and represent the right to receive the merger consideration.

Q:	What happens if additional matters are presented at the ZIM special general meeting?

A:
The only items of business that the ZIM board intends to present at the meeting are set forth in this proxy statement. No ZIM shareholder has advised ZIM of the intent to present any other matter, and ZIM is not aware of any other matters to be presented at the ZIM special general meeting. If any other matter or matters are brought before the meeting in accordance with the provisions of the Articles and the Companies Law, the person(s) named as your proxyholder(s), if any, will have the discretion to vote your ZIM ordinary shares on the matters in accordance with their best judgment and as they deem advisable.

Any shareholder who intends to present a proposal at the ZIM special general meeting must satisfy the requirements of the Companies Law and the ZIM articles of association. Pursuant to and in accordance with the Companies Law and the regulations promulgated thereunder, one or more shareholders holding at least 5% of the voting power in ZIM have the right to ask the ZIM board to include an item relating to the appointment or removal of a director in the agenda of the meeting, and one or more shareholders holding at least 1% of the voting power in ZIM have the right to ask the ZIM board to include any other item in the agenda of the meeting, provided, that the proposed item is suitable for discussion at the ZIM special general meeting. For a shareholder proposal to be considered for inclusion in the meeting, ZIM’s corporate secretary must receive the written proposal no later than March 26, 2026. If the ZIM board determines that a shareholder proposal is appropriate to be added to the agenda of the ZIM special general meeting, ZIM will publish a revised agenda in accordance with the provisions of the Companies Law and the Articles.

ZIM currently does not contemplate that any matters other than as stated above will be considered at the ZIM special general meeting.

RISK FACTORS

In addition to the other information contained in or incorporated by reference herein, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” ZIM shareholders should carefully consider the following risks before deciding how to vote with respect to the merger proposal, the retention bonus proposals and the compensation policy proposal to be considered and voted on at the ZIM special general meeting, together with general investment risks and all of the other information included in, or incorporated by reference into this proxy statement. This proxy statement also contains forward-looking statements that involve risks and uncertainties. Please read the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

The risks described below are certain material risks, although not the only risks, relating to the transactions contemplated by the merger agreement and each of Parent, ZIM and the surviving company in relation to the merger. The risks described below are not the only risks that Parent or ZIM currently face or that Parent or the surviving company will face after the completion of the merger. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially and adversely affect the business, financial condition and results of operations of Parent or the surviving company.

If any of the following risks and uncertainties develop into actual events, these events could have a material adverse effect on the business, financial condition and results of operations of Parent, ZIM and/or the surviving company. In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

ZIM shareholders will be forfeiting all rights with respect to their ZIM ordinary shares other than the right to receive the merger consideration, including the right to participate directly in any earnings or future growth of ZIM.

If the merger is completed, ZIM shareholders will cease to have any equity interest in ZIM and will not participate in its earnings or any future growth.

Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the merger.

The merger is subject to a number of conditions to closing as specified in the merger agreement. These closing conditions include, among others, (i) the approval of the merger agreement and the merger by the affirmative vote of the holders of a simple majority of the voting power of ZIM ordinary shares represented at the ZIM special general meeting; (ii) the Special State Share Approval; (iii) the receipt of required regulatory approvals under applicable competition and foreign investment laws (approximately forty required regulatory clearances); (iv) the accuracy of the parties’ respective representations and warranties in the merger agreement, subject to specified materiality qualifications; (v) compliance by the parties with their respective covenants in the merger agreement in all material respects; (vi) the absence of any law or order restraining, enjoining, or otherwise prohibiting or making illegal the consummation of the merger; (vii) the lapse of at least 50 days after the filing of a merger proposal with the Companies Registrar of the Israeli Corporations Authority and at least 30 days after obtaining ZIM shareholder approval; (viii) the delivery by the ZIM and Parent of their respective customary closing certificates; (ix) the absence of (A) any legal proceeding pending by a governmental authority that would reasonably be expected to result in a burdensome condition (as defined in “The Merger Agreement—Reasonable Best Efforts”) or (B) any condition, objection, order, injunction, decree, judgment or ruling imposing a Burdensome Condition and (x) the absence of a company material adverse effect (as defined in the merger agreement) having occurred on or after the date of the merger agreement. The completion of the merger is not subject to any financing condition. The fulfillment of certain of these conditions is beyond our control. There can be no assurance that any of the required approvals will be obtained, and the timing of obtaining such approvals cannot be predicted. Governmental authorities may impose conditions on the completion of the merger or require changes to the terms of the merger agreement or other agreements to be entered into in connection with the merger agreement. Under the terms of the merger agreement, Parent and ZIM are not required to dispose of any business or portion of the business of Parent or ZIM, respectively, or any of their respective subsidiaries or otherwise agree to any structural remedy required by any governmental authority in connection with any regulatory approval or otherwise agree to conduct, restrict or operate the business or any portion of the business of Parent or ZIM, respectively, or any of their respective subsidiaries in connection with any regulatory approval if such dispositions, remedies or agreements would amount to a regulatory burdensome condition (as defined in “The Merger Agreement— Reasonable Best Efforts”). The obligation of each of Parent and ZIM to complete the merger is also conditioned on, among other things, the accuracy of the representations and warranties made by the other party on the date of the merger agreement and on the closing date (subject to certain materiality and material adverse effect qualifiers), and the performance by the other party in all material respects of its obligations under the merger agreement.

If the closing conditions are not satisfied or waived and the merger is not consummated by the outside date, either we or Parent may, under certain circumstances, choose not to proceed with the merger and may terminate the merger agreement in accordance with its terms.

Moreover, if (A) Parent or ZIM terminates the merger agreement because the closing has not occurred by the outside date or the failure to obtain ZIM shareholder approval, or Parent terminates the merger agreement as a result of certain merger agreement breaches by ZIM first occurring following a third party acquisition proposal of the type referenced in the following clause (B), (B) prior to the date of such termination (or prior to the date of the ZIM special general meeting in the case of termination pursuant to a failure to obtain ZIM shareholder approval) a bona fide third party acquisition proposal is publicly disclosed (whether by ZIM or a third party), or otherwise made known to the ZIM board or management, and, in each case, is not withdrawn (publicly, if publicly disclosed) at least three business days prior to (x) the date of the ZIM special general meeting (in the case of a termination pursuant to the failure to obtain ZIM shareholder approval), (y) the date of such termination (in the case of a termination pursuant to the failure to close by the outside date) or (z) the date of the applicable breach (in the case of a termination pursuant to certain merger agreement breaches by ZIM) and (C) within eighteen months of such termination, a transaction in respect of a third party acquisition proposal is consummated or a definitive agreement therefor is entered into that is subsequently consummated, then, under certain circumstances as further described in the merger agreement, pursuant to the terms and subject to the conditions described therein, on or prior to the date any such acquisition proposal is consummated, ZIM would be required to pay Parent a termination fee of $150,000,000 in cash.

If the conditions are not satisfied or waived in a timely manner and the merger is not completed, ZIM’s shareholders will not receive any of the merger consideration of $35.00 per ordinary share. Further, unexpected events, change or other circumstances could give rise to the termination of the merger agreement. In an event of failure to complete the merger, ZIM’s directors, senior management and employees may have expended extensive time and effort and have experienced significant distractions from their work, ZIM’s business or workforce may have experienced significant disruptions in connection with the transaction and ZIM will have incurred significant transaction costs during the period between signing the merger agreement and the failed closing and after. In addition, ZIM could be subject to litigation related to the transaction, including any failure to complete the merger.

No assurance can be given that the required ZIM shareholder approval and governmental and regulatory consents and approvals, including the Special State Share Approval, will be obtained or that the required conditions to closing will be satisfied. If all required consents and approvals are obtained and the required conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to the Merger.”

The State of Israel holds a Special State Share in ZIM, which imposes certain restrictions on ZIM’s operations and gives the Israeli government veto power over transfers of certain assets and share ownership above certain thresholds, and the State of Israel may not provide the required approval for the merger.

The State of Israel holds a Special State Share in ZIM, which imposes certain limitations on ZIM’s operations and management activities and could negatively affect ZIM’s business and results of operations. The Special State Share requires ZIM, among others: (i) to remain incorporated and registered in the State of Israel with its headquarters and principal office domiciled in Israel, (ii) to maintain a minimal fleet of 11 seaworthy vessels that are fully owned by ZIM, at least three of which must be capable of carrying general cargo, (iii) at least a majority of the ZIM board, including the chairperson and chief executive officer, to be Israeli citizens and (v) prior written consent from the holder of the Special State Share for any transfer or issuance of shares that confers possession of 35% or more of ZIM’s issued share capital or that provides control over ZIM.

There is no assurance that the Special State Share Release will be obtained, in a timely manner or at all, or under which conditions. If Parent cannot obtain the Special State Share Release, Parent will not be required to complete the merger as planned and this may materially and adversely affect ZIM’s financial condition, results of operations, prospects, share price, business, growth plans and/or operations, as well as ZIM’s ability to raise funds.

Because the Special State Share restricts the ability of a shareholder to gain control of ZIM, the existence of the Special State Share may have an anti-takeover effect and therefore depress the price of ZIM’s ordinary shares or otherwise negatively affect ZIM’s business and results of operations.

ZIM directors, senior management and employees potentially have interests in the transactions that differ from, or are in addition to, the interests of ZIM shareholders generally.

You should be aware that some of the directors, senior management and employees of ZIM may be deemed to have interests in the merger that are different from, or in addition to, your interests as a ZIM shareholder. These interests may include, among others, the following:

•	Continued director and officer indemnification and liability insurance coverage in accordance with the terms of the merger agreement;

•
All outstanding ZIM options granted under the ZIM equity plans, and among these the outstanding ZIM options granted to the directors and senior managers, will be cancelled at the effective time of the merger (whether vested or unvested), and the holders of in-the-money options will be entitled to receive the merger consideration net of the applicable per share exercise price, less applicable tax withholdings;

•
Subject to the approval of the retention bonus proposals, each of (a) 13 office holders of ZIM (but excluding the directors of ZIM) and (b) ZIM’s Chief Executive Officer and President, will be entitled to a one time cash retention bonus of up to 12 monthly base salaries of such office holder, as shall be determined by ZIM’s compensation committee and the ZIM board, to be paid upon the earlier of (i) the closing of the merger, or (ii) the lapse of 15 months as of the date of the signing of the merger agreement;

•	With respect to members of senior management, provision of certain severance payments and benefits in the event of their qualifying terminations of employment; and

•
ZIM is experiencing labor interruptions as a result of disagreements between ZIM management and unionized employees in connection with the merger and the related uncertainty that certain ZIM managers and employees feel with respect to their future roles and long-term relationships with ZIM following the completion of the merger. If such disagreements persist or more disagreements arise and are not resolved in a timely and cost-effective manner, such labor conflicts could have a material adverse effect on ZIM’s business and financial results or upon the ability to consummate the merger. Disputes with ZIM’s unionized employees may result in work stoppage, strikes and time-consuming litigation.

For additional information, see the sections entitled “The Merger—Interests of ZIM Directors and Senior Management in the Merger” and “The Merger Agreement—Employee Matters.”

As of March 16, 2026, ZIM directors, senior management, and their respective affiliates, as a group, beneficially held and were entitled to vote such number of ZIM ordinary shares representing less than one percent of the voting power of ZIM ordinary shares.

ZIM has incurred, and will incur, significant transaction and merger-related costs in connection with the merger, which may be in excess of those currently anticipated by ZIM and which may be borne by ZIM if the merger is not completed.

ZIM has incurred and expects to continue to incur a number of non-recurring costs associated with negotiating and completing the merger, combining the operations of the two companies and achieving desired synergies. These fees and costs have been, and will continue to be, substantial. The substantial majority of non-recurring expenses will consist of transaction costs related to the merger and include, among others, fees paid to financial, legal and accounting advisors, proxy solicitation costs and filing fees. ZIM will also incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs.

Many of these costs will be borne by ZIM even if the merger is not completed. In addition, the merger agreement further provides that under specified circumstances, including after a change of recommendation by the ZIM board and a subsequent termination of the merger agreement by Parent in accordance with its terms, ZIM may be required to pay Parent a cash termination fee of $150 million. The costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of ZIM if the merger is not consummated.

Litigation relating to the merger, if any, could result in an injunction preventing the completion of the merger and/or the incurrence of substantial costs to ZIM.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements like the merger agreement. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. This risk increases if a court determines that the forum selection clauses in ZIM’s articles of association or in the merger agreement are unenforceable, as this could lead to such claims being litigated in inconvenient fora, substantially increasing the costs and complexity of the proceedings. An adverse judgment could result in monetary damages, which could have a negative impact on ZIM’s liquidity and financial condition. Lawsuits that may be brought against Parent, ZIM or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the merger agreement already implemented and to otherwise enjoin the parties from consummating the merger. One of the conditions to the closing of the merger is the absence of any law or order restraining, enjoining, or otherwise prohibiting the consummation of the merger. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, that injunction may delay or prevent the merger from being completed within the expected time frame or at all, which may adversely affect Parent’s and ZIM’s respective business, financial position and results of operations.

There can be no assurance that any of the defendants will be successful in the outcome of any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect ZIM’s business, financial condition, results of operations and cash flows.

The pendency of the merger agreement could materially harm ZIM’s business and results of operations.

The pendency of the merger may cause uncertainty about ZIM’s future and disrupt ZIM’s business. The merger agreement generally requires ZIM to operate ZIM’s business in the ordinary course and restricts ZIM from taking certain actions until the merger is completed without Parent’s consent. The merger agreement includes covenants and other limitations which may limit ZIM’s strategic opportunities and ability to respond quickly to market trends. These restrictions may prevent ZIM from pursuing otherwise attractive business opportunities, making certain investments or making other changes to ZIM’s business that could be beneficial to ZIM’s shareholders. While the merger is pending, ZIM is subject to a number of risks that may harm ZIM’s financial condition, results of operations, prospects, share price, business, growth plans and/or operations and ZIM’s ability to raise funds, including, but not limited to:

•	loss of current customers and business partners, including the termination of operational agreements for the joint operation of services with other competitors;

•	restrictions on the execution of ZIM’s business strategy and plans, and ZIM’s ability to respond to market trends and industry developments;

•	ZIM may incur significant costs, including legal, accounting and financial advisory fees, in connection with the merger;

•	ZIM management’s attention and resources may be diverted from other ongoing business and strategic opportunities;

•	ZIM could become subject to costly litigation in connection with the merger;

•
ZIM’s current and prospective employees may feel uncertain about their future roles and relationships with ZIM following the completion of the merger, which may adversely affect ZIM’s ability to attract and retain key personnel and may result in work unrest, strikes or other organizational actions by ZIM’s unionized employees; and

•
ZIM may be exposed to media attention and public scrutiny in connection with the merger which may have a general negative impact on ZIM’s relationships with its employees, customers, suppliers or other business partners.

The opinions of ZIM’s financial advisors will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

ZIM has received an opinion from each of Evercore and Barclays in connection with the signing of the merger agreement, but has not obtained updated opinions as of the date of this proxy statement. Changes in the operations and prospects of Parent or ZIM, general market and economic conditions and other factors that may or may not be beyond the control of Parent or ZIM, and on which ZIM’s financial advisors’ opinions are based, may significantly alter the value of Parent or ZIM or of ZIM’s ordinary shares by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of such opinions. Because ZIM does not currently anticipate asking its financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration, from a financial point of view at the time the merger is completed. The ZIM board’s recommendation is that ZIM shareholders vote “FOR” approvals of the merger proposal, the retention bonus proposals and the compensation policy proposal.

For a description of the opinions that ZIM received from its financial advisors, see the section entitled “The Merger—Opinions of Financial Advisors.” A copy of the opinions of Evercore and Barclays, ZIM’s financial advisors, are attached as Annex C-1 and C-2, respectively, to this proxy statement and are incorporated by reference herein in its entirety.

The merger agreement limits ZIM’s ability to pursue alternatives to the merger, may discourage certain other companies from making favorable alternative transaction proposals and, in specified circumstances, could require ZIM to pay Parent a termination fee.

The merger agreement contains provisions that may discourage a third party from submitting an acquisition proposal to ZIM that might result in greater value to ZIM’s shareholders than the merger, or may result in a potential competing acquirer of ZIM proposing to pay a lower per share price to acquire ZIM than it might otherwise have proposed to pay. These provisions include a general prohibition on ZIM from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the ZIM board, entering into discussions with any third party regarding any acquisition proposal for ZIM or offer for a competing transaction. Further, even if the ZIM board withholds, withdraws, qualifies or modifies its recommendation with respect to the merger proposal, unless the merger agreement has been terminated in accordance with its terms, ZIM will still have an obligation to submit the merger proposal to a vote by its shareholders.

The merger agreement further provides that under specified circumstances, including after a change of recommendation by the ZIM board and a subsequent termination of the merger agreement by Parent in accordance with its terms, ZIM may be required to pay Parent a cash termination fee of $150 million. For additional information, see the sections entitled “The Merger Agreement—No Solicitation of Other Offers by ZIM,” “The Merger Agreement—Change of Recommendation; Match Rights” and “The Merger Agreement—Termination of the Merger Agreement.”

The merger may not be completed on a timely basis, or at all, and the merger agreement may be terminated in accordance with its terms.

The merger is subject to a number of conditions that must be satisfied or waived prior to the closing, which are described in the section entitled “The Merger Agreement—Conditions to the Merger.” These conditions to the closing may not be satisfied or waived in a timely manner or at all, and, accordingly, the merger may be delayed or may not be completed.

In addition, if the closing has not occurred on or before the outside date, either Parent or ZIM may choose not to proceed with the merger by terminating the merger agreement, and the parties can mutually decide to terminate the merger agreement at any time, before or after ZIM shareholder approval. In addition, Parent and ZIM may elect to terminate the merger agreement in certain other circumstances as further detailed in the section entitled “The Merger Agreement—Termination of the Merger Agreement.”

Until the completion of the merger or the termination of the merger agreement pursuant to its terms, ZIM is prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to ZIM and/or their respective security holders.

From and after the date of the merger agreement and prior to the completion of the merger or the termination of the merger agreement pursuant to its terms, the merger agreement restricts ZIM from taking specified actions without the consent of Parent and requires that each party use its reasonable best efforts to conduct its business in all material respects in the ordinary course. These restrictions may prevent ZIM, from taking actions during the pendency of the merger that would have been beneficial. Adverse effects arising from these restrictions during the pendency of the merger could be exacerbated by any delays in the completion of the merger or termination of the merger agreement. See the section entitled “The Merger Agreement—Conduct of Business Before Completion of the Merger.”

Parent and ZIM may waive one or more conditions set forth in the merger agreement without resoliciting the approval of ZIM shareholders.

Certain conditions to Parent’s and ZIM’s obligations to complete the merger and the other transactions contemplated by the merger agreement may be waived, in whole or in part, to the extent legally allowed, either unilaterally or by mutual agreement of Parent and ZIM. Any such waiver may not require resolicitation of ZIM shareholders, in which case the parties will have the discretion to complete the merger and the other transactions contemplated by the merger agreement without seeking further approval of ZIM shareholders.

ZIM shareholders will not be entitled to appraisal rights in the merger.

Appraisal rights, which are also sometimes known as dissenters’ rights, are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the company pay the fair value for their shares as determined immediately prior to the effective time of the merger in cash, instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Under Israeli law, holders of ZIM ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

Failure to complete the merger could negatively impact the price of ZIM ordinary shares, as well as ZIM’s future businesses and financial results

The merger agreement contains a number of conditions that must be satisfied or waived prior to the completion of the merger, which are described in the section entitled “The Merger Agreement—Conditions to the Merger.” There can be no assurance that all of the conditions to the merger will be satisfied or waived. If these conditions are not satisfied or waived, Parent and ZIM will be unable to complete the merger.

If the merger is not completed for any reason, including the failure to receive the ZIM shareholder approval, ZIM’s businesses and financial results may be adversely affected, including as follows:

•	ZIM may experience negative reactions from the financial markets, including negative impacts on the market price of ZIM ordinary shares;

•
the manner in which industry contacts, business partners and other third parties perceive ZIM may be negatively impacted, which in turn could affect ZIM’s marketing operations or its ability to compete for new business or obtain renewals in the marketplace more broadly;

•	ZIM will or may incur substantial transaction fees and other costs that will be unable to be recouped;

•	ZIM may experience negative reactions from employees; and

•
ZIM will have expended time and resources that could otherwise have been spent on ZIM’s existing businesses and the pursuit of other opportunities that could have been beneficial to ZIM, and ZIM’s ongoing business and financial results may be adversely affected.

In addition to the above risks, if the merger agreement is terminated and ZIM’s board seeks an alternative transaction, ZIM’s shareholders cannot be certain that ZIM will be able to find a party willing to engage in a transaction on more attractive terms than the merger.

INFORMATION ABOUT THE PARTIES
Parent

Ballindamm 25
20095 Hamburg, Germany
+49 40 3001-3705

With a fleet of 305 modern container ships and a total transport capacity of 2.5 million TEU, Parent is one of the world’s leading liner shipping companies. In the Liner Shipping segment Parent has around 14,000 employees and 400 offices in 140 countries. Parent has a container capacity of 3.8 million TEU – including one of the largest and most modern fleets of reefer containers. A total of 130 liner services worldwide ensure fast and reliable connections between more than 600 ports on all continents. In the Terminal & Infrastructure segment, Parent has equity stakes in 21 terminals in Europe, Latin America, the United States, India and North Africa. Around 3,000 employees are assigned to the Terminal & Infrastructure segment and provide complementary logistics services at selected locations in addition to the terminal activities.

Additional information about Parent and its subsidiaries is included in documents incorporated by reference in this proxy statement. Please see the section of this proxy statement entitled “Where You Can Find More Information.”

Merger Sub

c/o Hapag-Lloyd AG
Ballindamm 25
20095 Hamburg, Germany
+49 40 3001-3705

Merger Sub, a company organized under the laws of the State of Israel, is a wholly owned subsidiary of Parent. Merger Sub is newly formed, and was organized for the purpose of entering into the merger agreement and effecting the merger. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the merger.

ZIM

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000

ZIM is a global container liner shipping company with leadership positions in niche markets where it believes it has distinct competitive advantages that allow ZIM to maximize its market position and profitability. Founded in 1945, ZIM is one of the oldest shipping liners, with 80 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence. Moreover, ZIM continuously seeks to maximize operational efficiencies while increasing its profitability and benefitting from a flexible cost structure. ZIM has also developed a variety of digital tools to better understand its customers’ needs through careful analysis of data, including business and artificial intelligence.

ZIM ordinary shares have been listed on NYSE under the symbol “ZIM” since January 28, 2021.

ZIM’s legal and commercial name is ZIM Integrated Shipping Services Ltd. ZIM’s principal place of business is located at 9 Andrei Sakharov Street, P.O. Box 15067, Matam, Haifa, 3190500. The telephone number of ZIM’s principal place of business is +972 4 8652111. ZIM’s website is www.zim.com. ZIM’s agent for service of process is ZIM American Integrated Shipping Services Company, LLC, whose address is 4425 Zim Way, Virginia Beach, Virginia 23462, United States, and whose telephone number is 757-228-1300.

For more information about ZIM, please visit www.zim.com. Information contained on, or that can be accessed through, ZIM’s website is not incorporated into, and does not form a part of, this proxy statement or any other report or document on file with or furnished to the SEC. Additional information about ZIM and its subsidiaries is included in documents incorporated by reference in this proxy statement. Please see the section of this proxy statement entitled “Where You Can Find More Information.”

THE SPECIAL GENERAL MEETING OF ZIM SHAREHOLDERS

General; Date; Time and Place

The ZIM special general meeting will be held at 4:00 p.m., Israel time, on Thursday, April 30, 2026, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel, unless it is postponed or adjourned.

Purpose of the ZIM Special General Meeting

The ZIM special general meeting is being held for the purpose of considering the following proposals:

(i)
The Merger Proposal. To approve, pursuant to the Israeli Companies Law, the Agreement and Plan of Merger, dated as of February 16, 2026, by and among the Company, Parent and Merger Sub, and the transactions contemplated thereby, including approval of: (a) the merger pursuant to Sections 314 through 327 of the Israeli Companies Law, whereby Merger Sub will merge with and into the Company, with the Company surviving and becoming a wholly owned subsidiary of Parent; (b) the consideration to be received by the Company’s shareholders in the merger, other than holders of “Converted Shares” and “Deemed Cancelled Shares” (each as defined in the merger agreement), consisting of the right to receive $35.00 in cash, without interest and less any applicable withholding taxes, per ZIM ordinary share held as of immediately prior to the effective time of the merger; and (c) all other transactions and arrangements contemplated by the merger agreement, upon the terms and subject to the conditions set forth therein;

(ii)
The Retention Bonus Proposals. To approve a one-time cash retention bonus to each of (a) 13 office holders of ZIM (but excluding the directors of ZIM) and (b) ZIM’s Chief Executive Officer and President, of up to 12 monthly base salaries of such office holder, as shall be determined by ZIM’s compensation committee and the ZIM board, to be paid upon the earlier of (i) the closing of the merger and (ii) the lapse of 15 months as of the date of the signing of the merger agreement; and

(iii)	Compensation Policy Proposal. To approve a new compensation policy for directors and office holders, for a period of three years from the date of the ZIM special general meeting.

With respect to the merger proposal, ZIM’s shareholders must indicate that they are not a Parent affiliate in order to have their vote counted towards the tally for the merger proposal. Shareholders may also be asked to consider and, as applicable, vote upon, any other business that may properly come before the ZIM special general meeting or any adjournment or postponement of the ZIM special general meeting.

Shareholder Proposals

Any shareholder who intends to present a proposal at the ZIM special general meeting must satisfy the requirements of the Companies Law and the ZIM articles of association. Pursuant to and in accordance with the Companies Law and the regulations promulgated thereunder, one or more shareholders holding at least 5% of the voting power in ZIM have the right to ask the ZIM board to include an item relating to the appointment or removal of a director in the agenda of the meeting, and one or more shareholders holding at least 1% of the voting power in ZIM have the right to ask the ZIM board to include any other item to the agenda of the meeting, provided, that the proposed item is suitable for discussion at the ZIM special general meeting. Such shareholders may present proposals for consideration at the ZIM special general meeting by submitting their proposals in writing to ZIM at its registered offices, at 9 Andrei Sakharov Street, Haifa, Israel, to the attention of Noam Nativ, EVP General Counsel and Company Secretary of the Company. For a shareholder proposal to be considered for inclusion in the meeting, our corporate secretary must receive the written proposal no later than March 26, 2026. If the ZIM board determines that a shareholder proposal is appropriate to be added to the agenda of the ZIM special general meeting, ZIM will publish a revised agenda in accordance with the provisions of the Companies Law and the ZIM articles of association.

ZIM currently does not contemplate that any matters other than as stated above will be considered at the ZIM special general meeting.

Shareholders Entitled to Vote; Record Date

Shareholders of record who held ZIM ordinary shares at the close of business on the record date are entitled to vote at the ZIM special general meeting. Shareholders who, as of the record date, held ZIM ordinary shares through a bank, broker or other nominee that is a shareholder of record of ZIM or that appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in “street name”.

This proxy statement is being forwarded to beneficial owners by their bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the ZIM special general meeting, but may not vote their shares in person at the meeting without obtaining, prior to the meeting, a legal proxy from such bank, broker or other nominee that authorizes them to vote their shares. The proxy materials contained herein for shareholders who, as of the record date, held ZIM ordinary shares registered directly in their name (or in the name of a trustee on their behalf) with Equiniti Trust Company, LLC, or the ZIM transfer agent, are being sent directly to the shareholders (or to such trustee), who can vote their shares by attending the ZIM special general meeting or by completing, signing and returning the enclosed proxy card.

Alternatively, all of the above-described categories of ZIM’s shareholders as of the record date may vote their shares or direct how their shares are voted in other manners—without attending the ZIM special general meeting—as detailed below. ZIM encourages all shareholders to vote their shares in advance of the ZIM special general meeting—by Internet, telephone or mail—whether or not they currently plan to attend the ZIM special general meeting.

Any ZIM ordinary shares that are outstanding as of March 31, 2026, the record date, are entitled to be voted at the ZIM special general meeting.

Recommendation of the ZIM Board

The ZIM board, after considering various factors described under the caption “The Merger—Recommendation of the ZIM Board and Reasons for the Merger,” has unanimously (i) determined that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to, and in the best interests of, ZIM and its shareholders and declared it advisable to enter into the merger agreement, (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of ZIM to its creditors, (iii) approved the execution and delivery by ZIM of the merger agreement, the performance of its covenants and agreements contained in the merger agreement and the consummation of the merger and the other transactions upon the terms and subject to the conditions set forth in the merger agreement, and (iv) resolved to recommend that the ZIM shareholders approve the merger agreement and the transactions, including the merger.

The ZIM board unanimously recommends that you vote (1) “FOR” the merger proposal, (2) “FOR” the retention bonus proposals and (3) “FOR” the compensation policy proposal.

Quorum

Each ZIM ordinary share is entitled to one vote upon each matter to be voted on at the ZIM special general meeting. No less than two shareholders present in person or by proxy, or who have sent ZIM a voting instrument indicating the way in which they are voting and holding or representing at least thirty-three and one third percent (33.33%) of the voting rights in ZIM, shall constitute a quorum. If no quorum is present within half an hour from the time appointed for the ZIM special general meeting, the ZIM special general meeting shall stand adjourned until the seventh day following the prescribed date of the ZIM special general meeting, (and if that day falls on a day other than a business day in Israel, on the next succeeding business day), at the same time and place without there being any further notice to that effect, or to such other date, time and place as will be determined by the ZIM board by notice to the shareholders, and at the adjourned meeting, the business for which the original ZIM special general meeting was convened, will be discussed. In the absence of a quorum at such adjourned meeting, a single shareholder at least (without reference to the number of shares that he holds) present personally or by proxy, will constitute a quorum. For additional information, see the section entitled “The Merger Agreement—ZIM Special General Meeting and Board Recommendation”.

Abstentions and broker non-votes, if any, are counted as present for purposes of determining a quorum.

Voting

On March 16, 2026, there were 120,449,953 ZIM ordinary shares issued and outstanding. Each ZIM ordinary share outstanding as of the close of business on March 31, 2026, the record date, is entitled to one vote on each of the proposals to be presented at the ZIM special general meeting. If two or more persons are registered as joint holders of any ZIM ordinary share, any one of them, either personally or by proxy, may vote with respect to such share. If more than one joint holder seeks to vote, only the most senior joint holder may vote, with seniority determined by the order in which the names appear in ZIM’s shareholder register. For this purpose, seniority will be determined by the order in which the names appear in ZIM’s shareholder register.

ZIM’s shareholders may vote either in person at the ZIM special general meeting or by authorizing another person as their proxy, whether or not such shareholder attends the ZIM special general meeting. ZIM encourages all shareholders to vote their shares by proxy in advance of the ZIM special general meeting—by Internet, telephone or mail—whether or not they currently plan to attend the ZIM special general meeting. ZIM’s shareholders may vote in any of the manners below:

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By Internet—If you are a shareholder of record of ZIM, you can submit a proxy over the Internet by logging on to the website listed or scanning the QR code on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold ZIM ordinary shares in “street name,” and if the brokerage firm, bank or another similar nominee that holds your ZIM ordinary shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form to submit your proxy over the Internet or simply click on the “VOTE NOW” button if you received the proxy materials by email;

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By telephone—If you are a shareholder of record of ZIM, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold ZIM ordinary shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your ZIM ordinary shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

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By mail—If you are a shareholder of record of ZIM, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. DO NOT enclose or return your ZIM share certificate(s) with your proxy. If you hold ZIM ordinary shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization how to vote your ZIM ordinary shares, and the brokerage firm, bank or other similar organization is required to vote your ZIM ordinary shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please promptly complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Banks, brokers and other nominees who hold ZIM ordinary shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners, absent specific instructions from the beneficial owner of the shares to the contrary. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as the approval of a merger. On each of the merger proposal, the retention bonus proposals and the compensation policy proposal, if a beneficial owner does not provide instructions to his, her or its bank, broker or other nominee, then his, her or its ZIM ordinary shares will not be voted.

On each of the merger proposal, the retention bonus proposals and the compensation policy proposal, if a beneficial owner does not provide instructions to his, her or its bank, broker or nominee, then his, her or its ZIM ordinary shares will not be voted. Because the only proposals for consideration at the ZIM special general meeting are non-routine proposals, it is not expected there will be any broker non-votes at the ZIM special general meeting. However, if there are any broker non-votes, they will have no effect on the outcome of the vote of the merger proposal, the retention bonus proposals or the compensation policy proposal and they will be counted as present in determining whether a quorum is present.

Voting Results

The preliminary voting results will be announced at the ZIM special general meeting. The final voting results will be tallied by the ZIM corporate secretary based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the ZIM special general meeting will be published following the ZIM special general meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the SEC by ZIM.

Revoking or Changing Your Vote

ZIM shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the ZIM special general meeting. ZIM shareholders who hold shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if they desire to revoke or modify previously submitted voting instructions.

The Proxy

Noam Nativ, EVP General Counsel and Company Secretary, and Tammy Hevrony, Legal Counsellor & Regulation Manager, each individually, will serve as proxies for shareholders of ZIM under the enclosed form of proxy with respect to the matter to be voted upon at the ZIM special general meeting.

Required Vote for the Approval of Each of the Proposals

As described above, each shareholder of record of ZIM will receive a proxy card in respect of the ZIM ordinary shares held by them. In order to ensure that all of your ZIM ordinary shares are voted in the ZIM special general meeting, please complete, execute and return the enclosed proxy card.

The Merger Proposal

The approval of the merger proposal requires the affirmative vote of the holders of a simple majority of the voting power of ZIM ordinary shares represented at the ZIM special general meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes).

At the ZIM special general meeting, the fulfillment of the following condition as part of the merger proposal vote will be required: the majority vote must include a majority of ZIM ordinary shares voted in favor of the merger proposal that are not held by a Parent affiliate.

In order for your vote to count in respect of the merger proposal, you must affirm in your proxy card or voting instruction form that you are not a Parent affiliate (by indicating “YES” in Item 1a of the proxy card or voting instruction form). If you do not so affirm, your vote will not count towards the tally for the merger proposal.

The Retention Bonus Proposals and the Compensation Policy Proposal

The approval of each of the retention bonus proposals and the compensation policy proposal requires the affirmative vote of the holders of a simple majority of the voting power of ZIM ordinary shares represented at the ZIM special general meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes), and must also satisfy the Special Majority requirement.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder in connection with the approval of the retention bonus proposals or the compensation policy proposal. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the simple majority, and not for or against the Special Majority under the retention bonus proposals or the compensation policy proposal, as applicable), please notify Noam Nativ, EVP General Counsel and Company Secretary at ZIM Integrated Shipping Services Ltd., 9 Andrei Sakharov Street, Haifa, Israel, telephone: +972-4-865-2170, or by email: nativ.noam@zim.com. If your ZIM ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Share Ownership

Based on public filings and calculated based on ZIM’s ordinary shares issued and outstanding as of the record date, to ZIM’s knowledge, no person beneficially owns more than 5% of ZIM’s ordinary shares.

In addition, as of the record date, directors and senior management of ZIM beneficially owned, in the aggregate, less than one percent of the issued and outstanding ZIM ordinary shares. ZIM currently expects that all of its directors and senior management will vote their shares “FOR” the merger proposal, the retention bonus proposals and the compensation policy proposal. See “Security Ownership of Certain Beneficial Owners and Management of ZIM” for more details concerning the beneficial ownership of ZIM ordinary shares by ZIM’s directors and senior management.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of ZIM may solicit proxies for the ZIM special general meeting from ZIM’s shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses. Arrangements also will be made with bankers, brokers and other nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of ZIM ordinary shares held of record by those persons, and ZIM will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

ZIM has retained Sodali, a proxy solicitation firm, to perform various solicitation services in connection with the ZIM special general meeting. ZIM will pay Sodali a customary fee of approximately $40,000 in connection with its solicitation services.

Please do not send in any ZIM share certificates with your proxy cards or voting instruction forms.

Contact for Questions and Assistance in Voting

If you have a question about the merger or how to vote or revoke a proxy, please call ZIM’s proxy solicitor:

Sodali & Co.
430 Park Avenue, 14th Floor,
New York, New York 10022
Shareholders Call Toll Free: (800) 662-5200
Brokers and Banks may call collect: (203) 658-9400
Email: ZIM@info.sodali.com

Other Matters

ZIM is not aware of any other business to be acted upon at the ZIM special general meeting. If, however, other matters are properly brought before the ZIM special general meeting or any adjournment or postponement thereof, the persons named as proxy holders will each have discretion to act on those matters, including to vote in their discretion to adjourn or postpone the special general meeting.

PROPOSALS SUBMITTED TO ZIM SHAREHOLDERS

At the ZIM special general meeting, shareholders will be asked to consider and vote on the following proposals, which are more fully described elsewhere in this proxy statement:

Proposal 1: ZIM Merger Proposal

We are asking you to approve, pursuant to the Companies Law, the merger agreement and the transactions contemplated thereby, including approval of: (a) the merger pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into ZIM, with ZIM surviving and becoming a wholly owned subsidiary of Parent; (b) the consideration to be received by ZIM’s shareholders in the merger, other than holders of converted shares and deemed cancelled shares, consisting of the right to receive $35.00 in cash, without interest and less any applicable withholding taxes, per ZIM ordinary share held as of immediately prior to the effective time of the merger; and (c) all other transactions and arrangements contemplated by the merger agreement, upon the terms and subject to the conditions set forth therein.

For a summary of and detailed information regarding this proposal, see the information about the merger proposal, the merger agreement and the merger throughout this proxy statement, including the information set forth in the sections captioned “The Merger” and “The Merger Agreement” of this proxy statement. A copy of the merger agreement is attached to this proxy statement as Annex A. You are urged to read the merger agreement carefully in its entirety.

The Proposed Resolution:

It is proposed that the following resolutions be adopted at the ZIM special general meeting:

“RESOLVED, to approve, pursuant to the Companies Law, the merger agreement and the transactions contemplated thereby, including approval of: (a) the merger pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into ZIM, with ZIM surviving and becoming a wholly owned subsidiary of Parent; (b) the consideration to be received by ZIM’s shareholders in the merger, other than holders of converted shares and deemed cancelled shares, consisting of the right to receive $35.00 per share in cash, without interest and less any applicable withholding taxes, per ZIM ordinary share held as of immediately prior to the effective time; and (c) all other transactions and arrangements contemplated by the merger agreement, a copy of which is attached to this proxy statement as Annex A, upon the terms and subject to the conditions set forth therein.”

Vote Required

Please refer to the section of this proxy statement captioned “The Special General Meeting of ZIM Shareholders — Required Vote for the Approval of Each of the Proposals.”

The ZIM Board recommends a vote “FOR” approval of this proposed resolution.

Proposal 2: Retention Bonus Proposals

At the ZIM special general meeting, shareholders will be asked to approve a one-time cash retention bonus to (a) 13 office holders of ZIM (but excluding the directors of ZIM) and (b) ZIM’s Chief Executive Officer and President, of up to 12 monthly base salaries of such office holder, as shall be determined by ZIM’s compensation committee and the ZIM board, to be paid upon the earlier of (i) the closing of the merger and (ii) the lapse of 15 months as of the date of the signing of the merger agreement. If approved by the shareholders according to the required majority, the compensation payable to the 13 office holders pursuant to Proposal 2a will not exceed $5.434 million in the aggregate, and the compensation payable to ZIM’s Chief Executive Officer and President pursuant to Proposal 2b will not exceed $0.924 million.

Under the Companies Law, the compensation of directors and officers must comply with the company’s compensation policy and requires the approval of the company’s compensation committee, the ZIM board and shareholders, in that order. Pursuant to the Companies Law, a compensation policy must be re-considered and re-approved at least once every three years (except for the initial approval which can be made after a five-year term from a company’s initial public offering). Our current compensation policy was approved by our shareholders in November 2020, effective upon the consummation of the Company’s initial public offering and in October 2023, our shareholders approved an amendment to the compensation policy. A proposed compensation policy was brought for the approval of our shareholders at our last annual general meeting which took place (following adjournment) on January 2, 2026, and our shareholders did not approve the proposed policy. Accordingly, our compensation committee and the ZIM board took into consideration the comments made on the proposed policy and propose the adoption of a revised compensation policy as further detailed under the compensation policy proposal. The compensation committee and the ZIM board have reviewed, discussed and approved the proposed retention bonuses as detailed hereunder, in light of the proposed compensation policy. The compensation committee and the ZIM board noted that the proposed retention bonuses are in line with the terms and conditions of the proposed compensation policy. Under the Companies Law, in special cases a company may approve employment terms for office holders (including the chief executive officer) that deviate from the compensation policy, provided that (i) the compensation committee and the ZIM board consider the factors required to be considered under the Companies Law when adopting a compensation policy and (ii) the terms are approved by the shareholders by the Special Majority.

ZIM’s proposed compensation policy states that ZIM may grant its officers a retention bonus in connection with a going private transaction. Therefore, in connection with approving and recommending for approval the retention bonuses, the compensation committee and the ZIM board considered certain factors required by the Companies Law, including, among other things: (i) the office holder’s education, skills, expertise, professional experience and achievements; (ii) the office holder’s position, areas of responsibility, and previous salary agreements entered into with him; and (iii) the ratio between the cost of the office holder’s terms of office and employment and the wage cost of the company’s other employees and of contract workers employed by the company, and in particular the ratio to the average wage and the median wage of such employees, and the effect of the disparities between them on labor relations in the company. In addition, the compensation committee and the ZIM board considered the purpose of the bonus being the retention of the Company’s employees and management, in particular, during the interim period until the merger is completed. In light of all of the above, ZIM’s compensation committee and the ZIM board believe that the retention bonuses proposed to the office holders of ZIM are fair and reasonable and aligned with shareholder interests.

ZIM’s shareholders will be asked to vote on the one time cash retention bonuses to (a) 13 office holders of ZIM (but excluding the directors of ZIM), and (b) the Chief Executive Officer and President of ZIM, as two separate proposals, and therefore the voting results will be tallied separately. Accordingly, if the proposal to approve the one time cash retention bonuses to the 13 office holders of ZIM is not approved by the requisite majority and the one time cash retention bonus to the Chief Executive Office and President of ZIM is approved by the requisite majority, or vice-versa, the latter proposal will be deemed to be approved, notwithstanding the voting results of the former proposal, or vice-versa as applicable.

The Proposed Resolutions:

It is proposed that the following resolutions be adopted at the ZIM special general meeting:

“RESOLVED, to approve a one-time cash retention bonus to 13 office holders of ZIM (but excluding the directors of ZIM) of up to 12 monthly base salaries of such office holder, as shall be determined by ZIM’s compensation committee and the ZIM board, to be paid upon the earlier of (i) the closing of the merger and (ii) the lapse of 15 months as of the date of the signing of the merger agreement.”

“RESOLVED, to approve a one-time cash retention bonus to ZIM’s Chief Executive Officer and President of up to 12 monthly base salaries of such office holder, as shall be determined by ZIM’s compensation committee and board of directors, to be paid upon the earlier of (i) the closing of the merger and (ii) the lapse of 15 months as of the date of the signing of the merger agreement.”

Vote Required

Please refer to the section of this proxy statement captioned “The Special General Meeting of ZIM Shareholders — Required Vote for the Approval of Each of the Proposals.”

The ZIM Board recommends a vote “FOR” approval of this proposed resolution.

 Proposal 3: Compensation Policy Proposal

Pursuant to the Companies Law, a compensation policy must be re-considered and re-approved at least once every three years (except for the initial approval which can be made after a five-year term from a company’s initial public offering in certain cases). Our current compensation policy was approved by our shareholders in November 2020, effective from the consummation of the Company’s initial public offering, and in October 2023, our shareholders approved an amendment to the compensation policy with respect to the adoption of a claw-back policy compliant with Section 10D of the Exchange Act and the listing standards of the NYSE.

A proposed compensation policy was brought for the approval of our shareholders at our last annual general meeting which took place (following adjournment) on January 2, 2026, and our shareholders did not approve the proposed policy. Accordingly, our compensation committee and the ZIM board took into consideration the comments made on the proposed policy and propose the adoption of a revised compensation policy in the form attached hereto as Annex B (which marks the changes from our former compensation policy).

The proposed compensation policy is generally in line with the terms of our former compensation policy, save for the following: (a) the addition of a separate maximum monthly base salary for our COO in an amount of ILS 180,000 (app. $55,000); (b) the adding of a limitation on equity incentive such that upon each grant of any equity incentive to directors and officers of the Company, the total equity grants held by the Company’s directors and officers (including the proposed grant) shall not exceed 10% of the Company’s share capital, all calculated on a fully diluted basis; (c) the changing of the cap on increased severance pay to the Company Chief Executive Officer to up to 24 monthly base salaries (it is noted the currently our Chief Executive Officer is entitled to increased severance pay of two times of the applicable severance pay and the proposed change will not derogate from the Chief Executive Officer’s entitlements under his employment agreement); (d) the allowance of the payment of a retention bonus in connection with a going private transaction, (e) the clarification regarding the applicability of VAT to the chairman’s monthly compensation; (f) the clarification that the proposed compensation policy does not derogate from any existing compensation arrangements of any of the officers or directors; and (g) clarification that the linkage of the base salary of any officer to the Israeli consumer price index or to the exchange rate of any currency will not be considered a deviation from the proposed compensation policy.

In the event the proposed compensation policy is not approved by the shareholders by the required majority, the ZIM board may nonetheless approve the compensation policy, provided that our compensation committee and thereafter the ZIM board have concluded, following further discussion of the matter and for specified reasons, that such approval is in the Company’s best interests.

The considerations which guided the compensation committee and Board of Directors in recommending and approving the proposed compensation policy were: promoting the Company’s interests, its work plan and policy from a long-term perspective considering, inter alia, the Company’s risk management policy, size and nature of its operations and - with regard to terms of office and employment which include variable components - the officer’s contribution to achieving the Company’s objectives and to maximizing its earnings, all from the long-term perspective and in accordance with the officer’s role, and with the purpose of aligning the interests of the Company with those of the officer’s.

When considering the proposed revisions to the compensation policy, the compensation committee and the ZIM board considered numerous factors, including the Company objectives, business plan and long-term strategy, as well as the experience and qualifications of the Company’s officers.

The proposed compensation policy will be reviewed from time to time by the compensation committee and the ZIM board in order to ensure its adequacy and its fitness to, among others, the Company’s financial position and results of operation and its retention objectives.

The brief overview above is qualified in its entirety by reference to the full text of the proposed compensation policy, marked against the current compensation policy, as reflected in Appendix A attached hereto.

The proposed compensation policy includes a clawback policy. The clawback policy was approved by our compensation committee and Board and shall remain in effect regardless of the approval of the proposed compensation policy.

The Proposed Resolution:

It is proposed that the following resolutions be adopted at the ZIM special general meeting:

“RESOLVED, to approve a new compensation policy for directors and office holders, in the form attached hereto as Annex B, for a period of three years from the date of the ZIM special general meeting.”

Vote Required

Please refer to the section of this proxy statement captioned “The Special General Meeting of ZIM Shareholders — Required Vote for the Approval of Each of the Proposals.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

THE MERGER

This discussion of the merger is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement as Annex A and incorporated by reference herein in its entirety. You should read the entire merger agreement carefully as it is the legal document that governs the merger.

Transaction Structure

Pursuant to the merger agreement, and upon the terms and subject to the conditions therein, and in accordance with the relevant provisions of the Companies Law, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the merger) will merge with and into ZIM (as the absorbing company (HaChevra Ha’Koletet) in the merger), and the separate existence of Merger Sub will cease. ZIM will become a wholly owned subsidiary of Parent and will continue as the surviving company in the merger.

Consideration to ZIM Shareholders

As a result of the merger, ZIM ordinary shares issued and outstanding immediately prior to the effective time (other than excluded shares) will be converted into the right to receive $35.00 per share in cash, without interest and less any applicable withholding taxes.

Background of the Merger

ZIM completed its initial public offering (“IPO”) and listed its ordinary shares on the NYSE on January 28, 2021 at an opening price of $15.00 per share. Since its IPO, ZIM has demonstrated strong financial performance and shareholder returns, paying its shareholders approximately $47 per share in aggregate cash dividends and, as of mid-2025, maintaining a cash position in excess of $3 billion. Throughout this time, the ZIM board, together with management, has regularly considered, evaluated and discussed different strategies for improving ZIM’s competitive position and maximizing shareholder value. As a part of these activities, ZIM, from time to time, has considered various strategic alternatives in pursuing its business plan, including acquisitions, mergers, collaborations and business combinations (including a sale of ZIM), taking into account various factors such as geopolitical and regulatory developments and the implications of the Special State Share.

Between March and May 2025, the ZIM board assembled an advisory team, including Evercore Group L.L.C. (“Evercore”) as financial advisor, Meitar Law Offices (“Meitar”) as special Israeli legal counsel and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden” and, together with Meitar, “ZIM Counsel”) as special U.S. legal counsel to assist the ZIM board with an evaluation of potential strategic alternatives. In addition, the ZIM board consulted with ZIM’s existing Israeli corporate and securities counsel Goldfarb Gross Seligman (“Goldfarb”).

On April 28, 2025, the ZIM board convened with representatives of Meitar and Evercore, in which the ZIM board was provided with a thorough overview of legal and financial considerations relevant to a potential going-private transaction, including a discussion on the implications of the Special State Share.

On May 14, 2025, the ZIM board convened with Meitar, Skadden and Goldfarb to discuss the proposed terms of its engagement of Evercore as its financial advisor and was provided with a thorough overview of its duties and best practices from a legal perspective with respect to a potential transaction and its process, including with respect to the potential involvement of management in any transaction process. Following the discussion, the ZIM board approved the material terms upon which Evercore’s engagement would be formalized and directed its advisors to finalize the engagement with Evercore upon such terms. On May 15, 2025, ZIM entered into an engagement letter with Evercore.

On July 1, 2025, the Chairman of the ZIM board, Yair Seroussi (the “Chairman”), received a call from ZIM’s Chief Executive Officer and President, Eli Glickman, advising of his intent to submit a non-binding management-led proposal to acquire ZIM. The written proposal was received later that day and circulated to the ZIM board. It proposed that a new company formed by Eli Glickman and Rami Ungar and managed by additional members of ZIM’s executive team (the “Management Group”) would acquire all outstanding ordinary shares of ZIM for $20.00 per share in cash, representing a 24% premium to ZIM’s closing share price of $16.09 on June 30, 2025, financed in part by debt financing provided by third parties, and requested a 30-day exclusivity period.

On July 2, 2025 and then several times again over the course of July 2025, the ZIM board convened with its advisors to discuss, consider and evaluate the proposal and its implications, including in respect of process, valuation and fiduciary duties. The ZIM board considered the proposal’s price, timing, request for exclusivity and absence of detailed financing commitments, among other aspects. The ZIM board, with the assistance of representatives of Evercore, further discussed various alternative paths aimed at maximizing shareholder value, including the potential initiation of a broader market outreach process. In addition, at its meeting on July 7, 2025, the ZIM board, together with ZIM Counsel, considered the formation of an ad hoc transaction committee to oversee the day-to-day process with respect to a potential transaction, but the ZIM board decided to defer the formation of any such committee to a later date in order to keep the full ZIM board apprised and involved at the early stages of a potential transaction. On July 23, 2025, representatives of Evercore presented to the ZIM board its preliminary analysis with respect to ZIM and potential strategic alternatives.

On August 2, 2025, following a determination of the ZIM board resulting from the foregoing discussions, the Chairman informed the Management Group that, following the ZIM board’s careful evaluation and consideration, the ZIM board concluded that the terms of the Management Group’s proposal undervalued the Company, and that the ZIM board would continue to explore all alternatives for the best interests of ZIM and its shareholders.

Over the course of August and September of 2025, the ZIM board and its advisors discussed and developed a process that would serve also as a deliberate market check to test the management-led proposal against alternatives.

On August 10, 2025, the Israeli news site “Calcalist” reported that Eli Glickman was partnering with shipping magnate Rami Ungar to buy all of ZIM’s ordinary shares. On August 12, 2025, ZIM issued a press release acknowledging its awareness of the rumors of a possible acquisition proposal without commenting thereon. ZIM’s closing share price on August 8, 2025, the last full day of trading prior to the publication, was $15.50 per share, and ZIM’s closing share price on August 12, 2025 was $17.34 per share. On August 14, 2025, at a meeting of the ZIM board, the ZIM board instructed representatives of Evercore to proceed with outreach to potential acquirors to gauge their interest as to a strategic transaction with ZIM and return with market feedback, while continuing to evaluate legal and financial aspects of potential transaction structures.

Representatives of Evercore conducted a rigorous process based on its comprehensive network and research and, after discussing with the ZIM board, reached out to Parent and several other strategic and financial parties. In total, 13 parties engaged in preliminary discussions regarding a potential transaction, four of which (including Parent) entered into confidentiality agreements, which included customary standstill provisions, following their indication of interest to conduct due diligence. Each of these four potential counterparties were accordingly provided with diligence materials. Because of the ongoing interest from the Management Group regarding a potential transaction, members of the Management Group were initially recused from discussions regarding a transaction with such bidders, including in connection with such bidders’ due diligence in respect of a transaction, which was managed at this stage by the ZIM board with the assistance of its advisors and ZIM personnel who were not part of the Management Group.

On August 26, 2025, the ZIM board convened for an update from representatives of Evercore on the process and a briefing from Meitar regarding the Special State Share and regulatory implications as related to deal certainty with respect to potential counterparties involved in the process.

On September 30, 2025, Parent submitted its initial proposal to the ZIM board contemplating the purchase of all outstanding ordinary shares of ZIM at $32.00 per share in cash, representing a 135% premium to ZIM’s closing share price of $13.61 on September 29, 2025, the last full trading day preceding such offer.

On October 23, 2025, the ZIM board reviewed and discussed with its advisors materials to be used for the process, including for the Management Group and Parent, and discussed the sequencing of data room access and the preparation of a process letter to guide prospective bidders.

On October 30, 2025, the ZIM board formalized the bid process and data‑room procedures and on October 31, 2025, opened the virtual data room to Parent. Parent conducted a due diligence process on ZIM, including legal due diligence by Parent’s counsels Cravath, Swaine & Moore LLP, Herzog Fox & Neeman, Hengeler Mueller and MFB Solicitors (collectively, “Parent Counsel”), in accordance with predefined clean-team procedures and restrictions consistent with applicable competition law.

At ZIM board meetings on October 23 and 30, 2025, the ZIM board revisited the possibility of establishing an ad hoc special transaction committee in light of the acceleration of the process.

In early November 2025, following the advancement of discussions with the Management Group and Parent coordinated through representatives of Evercore, the ZIM board convened to review and discuss with its advisors certain updates on legal, regulatory and labor matters and to approve sending “Phase II” process letters to each of the Management Group and Parent, setting a deadline of December 18, 2025 for their submissions of final bids.

On November 12, 2025, the ZIM board formally established an ad hoc transaction committee comprised of the Chairman as its chairman and ZIM board members Nir Epstein and Yair Caspi (the “Transaction Committee”). The ZIM board directed the Transaction Committee to oversee the process and negotiations aimed at identifying the strategic alternative that would maximize shareholder value and delegated related authority to the Transaction Committee, with the understanding that the Transaction Committee would report to the full ZIM board regularly with updates and to confer with the full ZIM board with respect to material decisions.

Also on November 12, 2025, the ZIM board received a detailed process update from its advisors covering due diligence activities of the bidders and discussions with the bidders relating to transaction terms, including transaction bonuses, treatment of options and interim covenants.

On November 19, 2025, two ZIM board members, Yoav Sebba and Yair Caspi (who was a member of the Transaction Committee), resigned from their positions on the ZIM board and any committees thereof, and Yair Avidan and Dr. Yoram Turbowicz were appointed to be directors on the ZIM board. Dr. Yoram Turbowicz, who has extensive experience and knowledge in M&A transactions and related matters, was also appointed to the Transaction Committee. The two new ZIM board members were given thorough updates by the Chairman and the ZIM board’s advisors on the events to date with respect to a potential transaction.

Throughout November 2025, the ZIM board monitored shareholder activism and market communications while advancing the process.

On November 19, 2025 and November 26, 2025, the ZIM board met and received pertinent updates, including investor relations, shareholder nominations, additional diligence activity and process integrity, including as to subsequent reactions resulting from a ZIM public press release on November 25, 2025 concerning the status of the process to address market speculation.

In early December 2025, drafts of the merger agreement were shared by ZIM in the virtual data room in advance of final proposal submissions by the potential bidders. Bidders were requested to submit initial markups of the draft merger agreement to ZIM for review prior to the final submission.

Also in early December 2025, senior-level engagement by Parent continued and discussions continued with additional bidders. On December 9, 2025, the ZIM board conferred with the Transaction Committee, who scheduled a meeting with the CEO and CFO of Parent at Evercore’s offices. In addition, another potential strategic counterparty (“Bidder A”) had been granted access to the data room following an increase in interest by Bidder A and its execution of a confidentiality agreement, in accordance with predefined clean-team procedures and restrictions consistent with applicable competition law.

On December 10, 2025, the Transaction Committee met with Parent’s CEO and CFO at Evercore’s offices in Tel-Aviv, with representatives of Evercore in attendance, where it assessed the seriousness of Parent’s bid and discussed Parent’s approach to the Special State Share and employee and labor matters.

On December 13, 2025, Parent Counsel provided ZIM Counsel with a markup of the merger agreement.

On December 15, 2025, representatives of Evercore delivered a customary relationship disclosure letter to the ZIM board.

In connection with a concurrent proxy contest by a shareholder group led by Mor Gemel Pension Ltd., Reading Capital Ltd. and Sparta 24 Ltd. (the “Shareholder Group”) regarding the composition of the ZIM board, on December 16, 2025, ZIM announced that it reached an agreement with the Shareholder Group that would appoint two new directors on the ZIM board and an observer to the ZIM board. The two new ZIM board members, Ron Hadassi and Ran Gritzerstein, and the observer were given thorough updates by the Chairman and the ZIM board’s advisors on the events to date with respect to a potential transaction.

Also on December 16, 2025, the ZIM board convened to review and discuss with its advisors status updates on the bid process, including a presentation of key issues in the draft merger agreement submitted by Parent. Following the meeting, ZIM Counsel conveyed to Parent Counsel the primary issues where the terms of the draft merger agreement should be improved. In particular, ZIM Counsel conveyed the ZIM board’s concerns regarding (i) the Special State Share approval provisions, (ii) employee and labor matters, (iii) ZIM’s ability to pay its ordinary course dividend during the interim period and (iv) termination fees.

On that same day, Bidder A shared an initial proposal with ZIM’s advisors contemplating the purchase of all outstanding ordinary shares of ZIM at $29.10 per share in cash (although it was unclear whether this per share price would be adjusted downward on a fully diluted basis), representing a 43% premium to ZIM’s closing share price of $20.40 on December 15, 2025, the last full trading day preceding such offer.

On December 18, 2025, the Management Group submitted its final proposal contemplating the purchase of all outstanding ordinary shares of ZIM at $21.50 per share in cash, representing a $1.50 per share increase compared to its initial proposal on July 1, 2025 and representing a 10% premium to ZIM’s closing share price of $19.56 on December 17, 2025, the last full trading day preceding such offer.

On December 19, 2025, Parent submitted its final proposal contemplating the purchase of all outstanding ordinary shares of ZIM at $35.00 per share in cash, representing a $3.00 per share increase compared to its proposal on September 30, 2025 and a 82% premium to ZIM’s closing share price of $19.25 on December 18, 2025, the last full trading day preceding such offer. It also included a revised markup of the merger agreement, improving upon its initial markup with respect to certain key terms. In particular, Parent accepted that ZIM would be permitted to pay ordinary course dividends during the interim period in line with ZIM’s existing dividend policy.

On December 22, 2025, the ZIM board convened to discuss with its advisors Parent’s initial proposal with respect to a structure to obtain the release of the Special State Share, which contemplated securing an Israeli partner (the “initial Israeli partner”) which would buy from, and lease back to, Parent or ZIM approximately 11 to 16 vessels that would be owned by a wholly-owned Israeli subsidiary of the initial Israeli partner, which would assume the obligations of the Special State Share.

Also on December 22, 2025, after discussions with the Management Group regarding the issues with its proposal’s valuation, especially as compared to the proposals from Parent and Bidder A, and after discussions among the ZIM board and with its advisors, ZIM announced that the ZIM board concluded that the Management Group’s proposal significantly undervalued ZIM and was declined. The ZIM board believed that declining the Management Group’s proposal such that both the ZIM board and management could focus their efforts in respect of a potential transaction on Parent’s and Bidder A’s bids, which valued ZIM at a much higher valuation, would be in the best interests of ZIM’s shareholders because it was more likely to maximize shareholder value. As a result, members of the Management Group were also thereafter included in certain discussions with Parent and Bidder A, specifically in connection with their due diligence in respect of the transaction, given the importance of such discussions to the completion of Parent’s and Bidder A’s due diligence process at this stage.

On December 30, 2025, the ZIM board convened to review the status of the process. It was discussed that, in light of the advanced stage of negotiations, the ZIM board would seek an additional fairness opinion from Barclays Bank PLC.

In early January 2026, Bidder A increased its due diligence efforts on ZIM, in accordance with predefined clean-team procedures and restrictions consistent with applicable competition law.

ZIM Counsel delivered a markup of the draft merger agreement to Parent Counsel on January 2, 2026, after which the ZIM board and its advisors closely negotiated with Parent and its advisors, focusing on several material open issues, including: the Special State Share approval framework; interim operating covenants; employee and labor matters; regulatory approvals and undertakings for the obtaining thereof; termination rights; closing conditions; and triggers and amounts of reverse and forward termination fees. A key issue remained unresolved as to whether Parent would be required to retain any obligations with respect to the Special State Share or if closing would be contingent on the release of the Special State Share from Parent and its affiliates (including ZIM and its subsidiaries after the closing) as part of the approval under the Special State Share. Parent Counsel and ZIM Counsel exchanged numerous markups of the merger agreement over the ensuing two months, with several meetings taking place to discuss the key transaction points.

On January 6, 2026, Parent’s CEO and CFO, together with its internal and external legal counsel, met with the Chairman and representatives from Meitar at Meitar’s offices in Israel, and further discussed their proposal with respect to the Special State Share, including the potential identity of the initial Israeli partner. Parent informed ZIM that Parent and such initial Israeli partner had executed a non-binding letter of intent to further their discussions of the framework in which the initial Israeli partner would assume the minimum fleet and other requirements under the Special State Share.

On January 12, 2026, Bidder A submitted a confirmatory non-binding offer reflecting a price per share of $31.10 in cash (although it was unclear whether this per share price would be adjusted downward on a fully diluted basis), representing a $2.00 per share increase compared to its proposal on December 16, 2025 and a 39% premium to ZIM’s closing share price of $22.40 on January 9, 2026, the last full trading day preceding such offer.

On January 14, 2026, the ZIM board convened to receive an update from its advisors on the strategic process and review the latest markup of the merger agreement by Parent. In addition, ZIM Counsel provided the ZIM board with an overview of the directors’ fiduciary duties under Israeli law. The ZIM board also discussed the status of Parent’s proposed structure with the initial Israeli partner to obtain approval under the Special State Share, as well as continued negotiations with Bidder A and other alternatives and matters, including a potential secondary listing on the Tel Aviv Stock Exchange. On January 14, 2026, ZIM also entered into an engagement letter with Barclays.

On January 15, 2026, representatives of Barclays delivered a customary relationship disclosure letter to the ZIM board.

On January 18, 2026, as discussions with Parent and the initial Israeli partner continued, the ZIM board convened and instructed ZIM Counsel to focus on issues related to deal certainty and regulatory risk allocation in order to maximize shareholder value.

On January 19, 2026, ZIM Counsel shared with Parent Counsel a further revised draft of the merger agreement, including open points with regard to: employee and labor matters; regulatory approvals and undertakings for the obtaining thereof; termination rights; and triggers and amounts of reverse and forward termination fees, along with a detailed issues list identifying the principal open points relating to the Special State Share approval framework.

Also on January 19, 2026, Bidder A submitted to the ZIM board a letter reaffirming its continued interest in a transaction with ZIM on the terms described in its previous proposal.

On January 20, 2026, representatives of Meitar, Skadden and Evercore met with Parent and its legal and financial advisors in Hamburg, Germany at Parent’s headquarters for a full day of negotiations on the merger agreement, primarily relating to the Special State Share approval framework.

On January 23, 2026, the ZIM board convened for further updates and to review the remaining open issues with its advisors. Parent informed ZIM that it was continuing to negotiate with the initial Israeli partner a binding framework agreement regarding the Special State Share assumption. During conference calls held on January 27, 2026 between Parent and Evercore and on January 29, 2026 between Parent and Meitar, Parent informed the ZIM advisors that its agreement with the initial Israeli partner would end within 10 years of its commencement, without providing a long-term structure for the Special State Share thereafter.

On January 27, 2026, the ZIM board convened to discuss this and other issues and strategic alternatives, including the previously discussed potential listing on the Tel Aviv Stock Exchange, which it decided not to pursue based on its determination that it would not be in the best interests of the shareholders.

On January 28, 2026, the ZIM board convened with representatives of Evercore in attendance (which representatives of Barclays did not attend). The representatives of Evercore delivered an updated preliminary financial analyses regarding ZIM, Parent and a potential strategic combination. This informed the ZIM board’s continuing oversight over negotiations seeking to optimally balance value maximization against execution certainty. Following further consultation with its advisors, the ZIM board also informed ZIM Counsel that the 10-year limitation on the Special State Share framework would not be acceptable given it would pose a significant risk on deal certainty and requested that the advisors keep pursuing the offer from Bidder A.

On January 30, 2026, Parent shared with ZIM a draft of the proposed definitive agreement with the initial Israeli partner, which included the 10-year term and no proposed structure for the Special State Share thereafter. The draft also failed to provide for a high level of commitments by the initial Israeli partner to agree to modifications in order to obtain approval for the proposed structure of the Special State Share. Shortly thereafter, representatives of ZIM informed Parent that the ZIM board would not approve ZIM entering into a binding transaction agreement with Parent on the basis of the proposed Special State Share structure with the initial Israeli partner at such time.

During January and early February 2026, ZIM’s advisors advanced the review process with Bidder A and its advisors, with an emphasis on Bidder A’s proposed structure for the Special State Share and the Israeli security and regulatory matters. On January 30, 2026, Bidder A's counsel submitted to ZIM Counsel an initial markup of the merger agreement. The markup did not provide a clear framework for obtaining approval under the Special State Share.

On February 4, 2026, Parent’s representatives and counsel met with the Chairman and representatives of Meitar and Evercore at Meitar’s offices in Israel and presented an alternative structure for releasing and obtaining approval under the Special State Share, which contemplated FIMI Opportunities 7, L.P. and FIMI Israel Opportunities 7, L.P. (collectively, “FIMI”) to serve as the Israeli partner in lieu of the previously identified initial Israeli partner. Parent informed ZIM that the framework with FIMI would not be subject to a 10-year term (or any other time limitation) and would be aimed at permanently preserving the Special State Share rights. The framework contemplated FIMI owning a new Israeli shipping company that would own at least 12 vessels and certain ZIM routes, with a commercial agreement with Parent, and the new FIMI entity would assume the obligations under the Special State Share. Pursuant to the new structure, FIMI would establish “New ZIM” as an Israeli liner‑service provider with a modern fleet calibrated to the Special State Share requirements and supported by a long‑term strategic commercial partnership with Parent. After the meeting, Parent shared with ZIM and its advisors a term sheet and presentation detailing the new proposed structure.

Also on February 4, 2026, the ZIM board convened with its advisors to discuss the merits of the proposed structure with FIMI, which the ZIM board determined to be favorable with respect to deal certainty. Given this development, along with the higher valuation of Parent's proposal as compared to that of Bidder A and the lack of a clear framework from Bidder A for approval under the Special State Share, the ZIM board directed ZIM Counsel to focus on finalizing the terms for a transaction with Parent in order to maximize shareholder value.

During the first two weeks of February 2026, ZIM and Parent exchanged markups of the merger agreement and disclosure schedules thereto frequently in order to resolve all outstanding issues primarily relating to: the Special State Share approval framework (including incorporating into the draft the new arrangement with FIMI); employee and labor matters; termination rights; and reverse and forward termination fees.

On February 9, 2026, Parent’s CFO and General Counsel met with the Chairman and Meitar at Meitar’s offices in Israel and reported on the advancement of their negotiations with FIMI. Additional calls and meetings were held on February 10 and 11, 2026, and on February 11, 2026 Parent shared with ZIM and its advisors an advanced draft of its binding memorandum of understanding with FIMI (redacted solely as to pricing terms and other competitively-sensitive information) setting out the framework for the agreement in respect of the Special State Share between Parent and FIMI.

On February 10, 2026, ZIM Counsel shared with Parent Counsel a further revised draft of the merger agreement, identifying the principal open points, primarily relating to the Special State Share approval framework and employee and labor matters. The draft merger agreement provided that Parent and, pursuant to the binding memorandum of understanding, FIMI would each use its reasonable best efforts to obtain the Special State Share Approval and complete the Special State Share Assumption, in each case subject to certain terms and conditions. ZIM Counsel also provided feedback for improving the memorandum of understanding with FIMI.

On February 11, 2026, the ZIM board convened to review the draft binding memorandum of understanding between Parent and FIMI and Parent’s presentation regarding its agreement with FIMI and FIMI’s business plan and to discuss the remaining open issues in the draft merger agreement.

On February 11 and 12, 2026, the Chairman held meetings with Parent’s CEO and CFO to discuss matters relating to treatment of the ZIM employees following consummation of the contemplated merger. At the Chairman’s request, Parent agreed to increase the proposed length of its undertaking with respect to the continued employment of the ZIM employees following the closing and of employee benefits post-closing, which resolved the last key issue between the parties in connection with the merger agreement.

On February 12, 2026, representatives of Evercore delivered an updated customary relationship disclosure letter to the ZIM board. Representatives of Barclays also delivered an updated customary relationship disclosure letter to the ZIM board.

The final rounds of the merger agreement and disclosure schedules thereto were exchanged between February 13, 2026 and February 15, 2026, primarily aimed at agreeing on final language addressing the Special State Share Approval.

On February 15, 2026, the ZIM board convened with representatives of Evercore and Barclays to consider the final terms of the proposed merger with Parent, the merger agreement and related transactions, including matters pertaining to the Special State Share and the associated binding memorandum of understanding between Parent and FIMI. Representatives of Evercore presented their financial analysis and rendered to the ZIM board Evercore’s oral opinion, and subsequently confirmed by delivery of a written opinion dated February 16, 2026, that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the merger consideration to be received by holders of ZIM ordinary shares in the merger was fair, from a financial point of view, to such holders other than the holders of excluded shares. Representatives of Barclays rendered to the ZIM board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 16, 2026, that, as of such date, based upon and subject to the various assumptions, limitations, qualifications and conditions set forth in Barclays’ written opinion, the merger consideration pursuant to the proposed merger was fair, from a financial point of view, to the holders of ZIM ordinary shares (other than the holders of excluded shares). After carefully reviewing the transaction documentation and receiving advice of ZIM Counsel regarding directors’ duties and the applicable requirements under the Israeli Companies Law, the ZIM board, as of such date, (i) determined that the terms of the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, ZIM and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that ZIM following the merger will be unable to fulfill the obligations of ZIM to its creditors, (ii) determined that it is in the best interests of ZIM and its shareholders, and declared it advisable, to enter into the merger agreement, (iii) approved the execution and delivery by ZIM of the merger agreement, the performance by ZIM of its covenants and agreements contained therein and the consummation of the merger and the other transactions upon the terms and subject to the conditions contained therein and (iv) resolved to recommend that the ZIM shareholders approve and adopt the merger agreement and the transactions contemplated thereby, including the merger. The ZIM board directed calling a special general meeting of shareholders to approve the merger agreement in accordance with its recommendation to the ZIM shareholders and the preparation and filing of the proxy statement (which would include the ZIM board’s recommendation to the shareholders) and related NYSE and SEC submissions.

On February 16, 2026, the parties executed the merger agreement under which Norazia (Israel) Ltd., a newly formed, wholly-owned Israeli subsidiary of Parent, would merge with and into ZIM, with ZIM surviving as a wholly-owned subsidiary of Parent, in accordance with Sections 314–327 of the Israeli Companies Law, entitling each holder of ZIM ordinary shares issued and outstanding immediately prior to the effective time of the merger (other than any excluded shares) with the right to receive $35.00 in cash per share, without interest and less any applicable withholding taxes. Following execution, the parties coordinated public communications, including press releases and stock exchange notifications.

Recommendation of the ZIM Board and Reasons for the Merger

The ZIM board has unanimously (i) determined that the terms of the merger agreement and the transactions, including the merger, are fair to and in the best interests of ZIM and its shareholders and declared it advisable to enter into the merger agreement, (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of ZIM to its creditors, (iii) approved the execution and delivery of the merger agreement, the performance by ZIM of its covenants and agreements contained in the merger agreement and the consummation of the merger and the other transactions upon the terms and subject to the conditions set forth in the merger agreement, and (iv) resolved to recommend that the ZIM shareholders approve the merger agreement and the transactions, including the merger.

The ZIM board unanimously recommends that you vote “FOR” the merger proposal. In evaluating the merger agreement, the merger and the other transactions, the ZIM board consulted with representatives of ZIM and ZIM’s advisors, and, in the course of reaching its determination to approve the terms of the merger agreement, the merger and the other transactions and to recommend, upon the terms and subject to the conditions set forth in the merger agreement, that ZIM shareholders vote in favor of the approval of the merger agreement, the merger and the other transactions, the ZIM board carefully considered a wide and complex range of factors, including, among other things, the following list of material factors and benefits of the merger agreement, the merger and the other transactions, each of which the ZIM board believed supported its determination and recommendation:

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Premium to Then-Current Equity Price. The per share merger consideration to be paid by Parent of $35.00 in cash, which represents a 126% premium to ZIM’s closing share price of $15.50 (which we consider to be the unaffected share price) on August 8, 2025 (the last trading day before market speculation regarding a proposed transaction as a result of third party reporting), a 58% premium to ZIM’s closing share price of $22.20 on February 13, 2026 (the last trading day before the execution of the merger agreement) and a 90% premium to the volume weighted average ZIM share price of $18.45 over the 90 trading days preceding the execution of the merger agreement.

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Form of Consideration. The fact that the merger consideration is all cash, which provides ZIM’s shareholders with significant, immediate and certain value and liquidity for their ZIM ordinary shares, while avoiding long-term business and execution risk, including the risks and uncertainties relating to ZIM’s prospects and the risks of an economic downturn that could adversely affect ZIM, as well as risks related to the financial markets generally.

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Negotiations with Parent. The ZIM board considered the course of negotiations between ZIM and Parent, and the ZIM board’s belief that, based on those negotiations and Parent’s indication that its offer was best and final, the merger consideration represents the best proposal and economic value available to ZIM shareholders and that the merger agreement contained the most favorable terms to ZIM in the aggregate to which Parent was willing to agree.

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Financial Advisors’ Opinions:

o     The oral opinion of Evercore rendered to the ZIM board, which was subsequently confirmed in Evercore’s written opinion dated February 16, 2026, that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the merger consideration to be received by holders of ZIM ordinary shares in the merger was fair, from a financial point of view, to such holders other than the holders of excluded shares, as more fully described below in the section entitled “The Merger—Opinion of ZIM’s Financial Advisors—Opinion of Evercore Group L.L.C.” beginning on page 62 and the full text of the written opinion of Evercore attached as Annex C-1 to this proxy statement; and

o     The financial analysis and oral opinion, dated as of February 15, 2026 (which was subsequently confirmed in a written opinion dated February 16, 2026), of Barclays to the ZIM board that, as of the date of such opinion and based upon and subject to the qualifications, limitations, assumptions and other matters stated therein, the merger consideration pursuant to the proposed merger was fair, from a financial point of view, to the holders of ZIM ordinary shares (other than the holders of excluded shares), as more fully described in the section entitled “The Merger—Opinion of ZIM’s Financial Advisors Barclays Bank PLC” beginning on page 68 of this proxy statement and the full text of the written opinion of Barclays attached as Annex C-2 to this proxy statement.

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Surviving Company. Considering the financial position of ZIM and Merger Sub, no reasonable concern exists that, as a result of the merger, the surviving company would not be able to fulfill the obligations of ZIM to its creditors.

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Potential Strategic Alternatives. The ZIM board considered possible alternatives to the merger reasonably available to ZIM, including continuing to operate as a standalone company, and the potential benefits and risks to ZIM shareholders of these alternatives, as well as the ZIM board’s assessment that none of these alternatives was reasonably likely to create greater value for ZIM shareholders within a reasonable period of time, taking into account risks of execution as well as market, industry, business and competitive risks. As previously announced, the ZIM board also considered proposals from an entity owned by Eli Glickman, the Company’s Chief Executive Officer and President, and Rami Ungar, which, after careful consideration, the ZIM board concluded significantly undervalued the Company and informed the management-led entity that its proposals were declined.

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Risks Relating to Remaining a Standalone Company. The ZIM board considered ZIM’s prospects and risks if ZIM were to remain an independent company. The ZIM board considered ZIM’s then-current business and financial plans, including the risks and uncertainties associated with achieving and executing on ZIM’s business and financial plans in the short-term and long-term, as well as the general risks of market conditions that could reduce the trading price of ZIM ordinary shares.

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Other Potential Acquirors. The ZIM board, with the assistance of Evercore, considered other parties that would be most likely to have an interest in acquiring ZIM, taking into consideration various financial and strategic factors, including the likelihood and ability to consummate a transaction at a price that would exceed the value of the merger consideration offered by Parent. The ZIM board also considered:

o     ZIM’s rigorous process, together with Evercore, for soliciting and responding to offers from potential counterparties that were believed to be the most willing and able to pay the highest price for ZIM’s stock, including the fact that approximately 13 parties were contacted or solicited during ZIM’s process for exploring a potential strategic transaction between August 2025 and December 2025, in an effort to obtain the best value reasonably available to shareholders, four of which (including Parent) entered into confidentiality agreements with the Company and were provided with an opportunity to conduct due diligence; and

o     the fact that two parties, other than Parent, submitted indications of interest, which, after careful consideration, the ZIM board concluded to be inferior to Parent’s, including the previously announced proposals from an entity owned by Eli Glickman, the Company’s Chief Executive Officer and President, and Rami Ungar.

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Loss of Opportunity. The ZIM board considered the possibility that, if it declined to enter into the merger agreement, there may not be another opportunity for the ZIM shareholders to enter into a comparably priced transaction and that the short-term market price for the shares of ZIM ordinary shares could fall below the current trading price, and possibly substantially below the value of the merger consideration.

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Ability to Respond to Unsolicited Acquisition Proposals, Change Recommendation and Terminate the Merger Agreement. The ZIM board considered that the merger agreement contains provisions that, subject to its terms and conditions, permit ZIM to respond to certain unsolicited acquisition proposals and adequately preserve the ZIM board’s ability to act in the best interests of ZIM’s shareholders. Under these provisions, if ZIM receives a bona fide acquisition proposal from a third party prior to the ZIM shareholders meeting, then, subject to specified conditions and limitations in the merger agreement, ZIM may provide non-public information to, and participate in discussions or negotiations with, the third party if the ZIM board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the proposal constitutes or would reasonably be expected to lead to a superior proposal and that failing to take such actions would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable law. In addition, prior to the ZIM shareholders meeting, and subject to the terms and conditions of the merger agreement (including advance notice to Parent and an opportunity for Parent to propose revisions to the merger agreement), the ZIM board may change its recommendation that ZIM shareholders approve the merger agreement and the merger in response to a superior proposal or certain intervening events, if the ZIM board determines in good faith (after consultation with its outside legal counsel and financial advisors) that failing to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable law. ZIM may also terminate the merger agreement prior to obtaining shareholder approval in order to enter into a definitive agreement with respect to a superior proposal, provided that ZIM pays Parent a termination fee of $150,000,000 as required by the merger agreement. The ZIM board also considered that the termination fee payable by ZIM under specified circumstances is reasonable in light of the overall terms of the merger agreement and the benefits of the merger and would not be expected to preclude another party from making a competing proposal.

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Terms of the Merger Agreement. The ZIM board considered all of the terms and conditions of the merger agreement, including the structure of the merger and the transactions, the limited scope of the conditions to closing, ZIM’s right to specific performance to cause Parent to consummate the merger under certain circumstances, and other remedies available under the merger agreement, subject to certain conditions, and the customary nature of the representations, warranties, covenants and agreements of the parties. The ZIM board further considered the course and nature of negotiations with Parent, which were conducted at arm’s length and during which the ZIM board was advised by highly qualified legal and financial advisors. These negotiations ultimately resulted in terms that (a) provide for a significant premium over the trading price of ZIM ordinary shares; (b) provide robust provisions designed to ensure, absent certain circumstances that would cause a closing condition not to be satisfied or allow termination of the merger agreement, that the merger and the transactions are completed; and (c) provide for a termination fee payable by Parent to ZIM if the transaction is terminated for failure to obtain regulatory approvals (other than the Special State Share Approval and other approvals under Israeli regulatory laws).

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Regulatory Approvals. The ZIM board considered the relative likelihood of significant antitrust, foreign investment, and other regulatory impediments to closing and the provisions of the merger agreement relating to regulatory approvals. Under the merger agreement, Parent, Merger Sub and ZIM have agreed to use their respective reasonable best efforts, and to cause their respective subsidiaries to use their respective reasonable best efforts, to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions, including the merger, as soon as practicable after signing, including preparing and making required filings and using reasonable best efforts to obtain required approvals, clearances, waivers and waiting period expirations or terminations, subject in each case to the terms, limitations and coordination provisions set forth in the merger agreement. The ZIM board also considered that consummation of the merger is conditioned on obtaining specified regulatory approvals, including (i) the approvals, clearances and waiting period expirations or terminations required under applicable regulatory laws and identified in the merger agreement as “Other Required Regulatory Approvals” and (ii) the approval required from the State of Israel pursuant to ZIM’s Special State Share. In addition, the merger agreement generally provides that Parent will control the overall regulatory strategy and coordinate filings and submissions to governmental entities, while consulting with ZIM and considering ZIM’s views in good faith, and that Parent has agreed to take, or cause to be taken, actions that may be required by governmental entities to obtain antitrust and other regulatory approvals, subject to specified limitations, including that Parent is not required to agree to remedies or conditions that would be materially burdensome as provided in the merger agreement. Finally, the ZIM board considered the provisions of the merger agreement that specifically address the Special State Share, including Parent’s obligation to use reasonable best efforts (subject to specified limitations) to obtain approval of the transactions from the State of Israel and an irrevocable and perpetual release of ZIM and its affiliates from the rights and obligations associated with the Special State Share, which release may be achieved through a transaction in which an Israeli partner assumes the Special State Share obligations effective as of the closing.

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Likelihood of Completion. The ZIM board considered the likelihood that the merger will be consummated, based on, among other things, the limited number of conditions to the merger, the absence of a financing condition, the relative likelihood of obtaining required regulatory approvals, the remedies available under the merger agreement to ZIM in the event of various breaches by Parent, and Parent’s reputation in its industry, its financial capacity to complete an acquisition of this size and its prior track record of successfully completing acquisitions, which collectively supported the conclusion that a transaction with Parent could be completed on a reasonable timetable for such a transaction and in an orderly manner.

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Shareholder Approval. The ZIM board considered that the merger agreement, the merger and the other transactions would be subject to the approval of the ZIM shareholders, and that ZIM shareholders would be free to vote against the approval of the merger agreement, the merger and the other transactions.

The ZIM board also considered various uncertainties, risks and other potentially negative factors relating to the merger agreement, the merger and the other transactions, including, among other things, the following:

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Risk Associated with Failure to Consummate the Merger. While the ZIM board expects that the merger will be consummated, there can be no assurance that all of the conditions to the consummation of the merger will be satisfied, including that the merger will receive the approximately forty required regulatory clearances, or that the merger will be consummated in a timely manner or at all, even if the ZIM shareholders approve the merger proposal. The ZIM board considered potential negative effects if the merger is not consummated, including:

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ZIM’s directors, officers and employees will have expended extensive time and effort to negotiate, implement and consummate the merger, and their time may have been diverted from other important business opportunities and operational matters while working to implement the merger;

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ZIM will have incurred significant transaction and opportunity costs during the pendency of the merger and other transactions, without compensation, except potentially for the termination fee payable by Parent if the transaction is terminated under certain circumstances;

•	ZIM’s continuing business relationships with customers, suppliers, and other business partners and employees, including key personnel, may be adversely affected;

•	the trading price of ZIM ordinary shares could be adversely affected;

•	the market’s perceptions of ZIM and ZIM’s prospects could be adversely affected; and

•	ZIM’s business may be subject to significant disruption and decline.

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Transaction Costs. The ZIM board considered the fact that ZIM has incurred and will continue to incur significant transaction costs and expenses in connection with the merger, regardless of whether the merger is consummated.

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Inability to Solicit Competing Proposals and Termination Fee. The merger agreement includes a covenant prohibiting ZIM from, and requiring ZIM to cause its subsidiaries and its and their representatives not to, directly or indirectly solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, proposal, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an acquisition proposal, subject to specified exceptions that permit ZIM, under certain circumstances and prior to the ZIM shareholders meeting, to respond to an unsolicited bona fide acquisition proposal, including by providing information to and engaging in discussions or negotiations with the third party and, subject to further conditions, changing the ZIM board’s recommendation and, in the case of a superior proposal, terminating the merger agreement to enter into a definitive agreement providing for such superior proposal. ZIM may be required to pay Parent a termination fee of $150,000,000 in cash if the merger agreement is terminated under certain circumstances, including if ZIM terminates the merger agreement prior to obtaining ZIM shareholder approval in order to enter into a definitive agreement providing for a superior proposal, if Parent terminates the merger agreement following a change of recommendation by the ZIM board prior to obtaining ZIM shareholder approval, or in certain other circumstances involving an acquisition proposal. The ZIM board also considered that the merger agreement affords Parent certain matching and negotiation rights in connection with a superior proposal, including advance notice and an opportunity for Parent to propose revisions to the merger agreement, which may discourage other parties that might otherwise have an interest in a business combination with, or acquisition of, ZIM. The ZIM board considered the potential that the termination fee and these related provisions could deter competing offers, but did not believe they would be preclusive, and recognized that these provisions were required by Parent as a condition to entering into the merger agreement.

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Effect of Public Announcement. The effect of the public announcement of the merger agreement, including effects on ZIM’s operations, ZIM’s commercial relationships, the trading price of ZIM ordinary shares, and ZIM’s ability to attract and retain management and other key employees during the pendency of the merger and the other transactions, as well as the potential for litigation in connection with the merger and other potential adverse effects on the financial results of ZIM as a result of any related disruption in ZIM’s business during the pendency of the merger and the other transactions, which are anticipated to be completed during in the fourth quarter of 2026.

•
Timing and Regulatory Risks. The ZIM board considered the amount of time it could take to complete the merger, including the possibility that the merger may not be completed or that completion may be unduly delayed for reasons beyond the control of ZIM or Parent, and including the risk that Parent might not receive the approximately forty necessary regulatory clearances to complete the merger, that the Special State Share Approval may not be obtained or that governmental authorities could attempt to condition their approvals or clearances of the merger on one or more of the parties’ compliance with certain terms or conditions which may cause one or more of the merger conditions not to be satisfied.

•
Opportunity Costs and Interim Operating Covenants. The ZIM board considered restrictions on the conduct of ZIM’s business during the interim period between signing and closing, due to the pre-closing covenants in the merger agreement whereby ZIM agreed, among other things, to use reasonable best efforts to conduct its business, in all material respects, in the ordinary course of business consistent with past practice and to refrain from taking a number of actions related to the conduct of its business without the prior written consent of ZIM (in each case, subject to specified exceptions), which may have an adverse effect on ZIM, including a potential loss of customers or business, or reduction in business with existing customers, and ZIM’s ability to respond to changing market and business conditions in a timely manner or at all.

•
Interests of Directors and Executive Officers. The ZIM board considered the interests that ZIM’s directors and executive officers may have in the merger and the other transactions as individuals that are in addition to, or that may be different from, the interests of the other ZIM shareholders, as described in more detail under the caption “The Merger—Interests of ZIM Directors and Senior Management in the Merger”.

•
Taxable Nature of the Transactions. The ZIM board considered the fact that the merger will generally be a taxable transaction to the shareholders of ZIM for U.S. federal income tax purposes and Israeli tax purposes.

•
No Appraisal Rights. The ZIM board considered the fact that appraisal rights are not available to holders of shares of ZIM ordinary shares in connection with the merger in accordance with the Israeli law.

The ZIM board concluded that the uncertainties, risks and potentially negative factors relevant to the merger were outweighed by the benefits that the ZIM board expects ZIM and the ZIM shareholders would achieve as a result of the merger.

This discussion of the information and factors considered by the ZIM board includes the principal positive and negative factors considered by the ZIM board, but is not intended to be exhaustive and may not include all of the factors considered by the ZIM board. In light of the various factors considered in connection with its evaluation of the merger, and the complexity of these matters, the ZIM board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and to make its recommendation to ZIM shareholders. Rather, the ZIM board viewed its decisions as being based on the totality of the information presented to it and the various factors it considered. In addition, individual members of the ZIM board may have given differing weights to different factors. The explanation of the ZIM board’s reasons for the merger and the other transactions and all other information in this section may be forward-looking in nature and therefore should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” elsewhere in this proxy statement.

The ZIM board unanimously recommends that you vote “FOR” the merger proposal.

Projected Financial Information

Unaudited Financial Projections of ZIM

ZIM does not, as a matter of course, make public projections as to future performance or earnings beyond the current fiscal year and generally does not make public projections for extended periods due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, ZIM’s management regularly prepares, and the ZIM board regularly evaluates, prospective financial information concerning ZIM’s future performance. Certain internal unaudited financial projections were prepared for the ZIM board in connection with its consideration of the Transactions, and were provided to and approved by the ZIM board for use and reliance by ZIM’s financial advisors, Evercore and Barclays, in connection with their financial analyses and opinions as described under the heading “The Merger—Opinion of ZIM’s Financial Advisors—Evercore Group L.L.C.” and “The Merger—Opinion of ZIM’s Financial Advisors—Barclays Bank PLC” respectively (such internal unaudited financial projections are referred to in this proxy statement as the “ZIM Financial Projections”). ZIM Financial Projections were not prepared with a view toward public disclosure. Certain financial projections for the fourth quarter of 2025 through calendar year 2030 were provided to Parent. ZIM Financial Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of ZIM’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest and currency exchange rates as well as matters specific to ZIM’s business including supply and demand trends and trends impacting shipping rates, costs, payroll and other sources of revenue and expenses. Accordingly, actual results could vary significantly from those set forth in such projections. As a result, ZIM does not endorse the projections described below as a reliable indication of future results. See “Cautionary Statements Regarding ZIM Financial Projects” below and “Special Note Regarding Forward-Looking Statements” and “Risk Factors” included in our 20-F and elsewhere in this proxy statement.

The table below presents revenue and selected non-IFRS financial measures of ZIM Financial Projections. ZIM Financial Projections were updated on a different basis, for a different purpose and at a different time than ZIM’s statements and/or reports to the public as to ZIM’s forward-looking, current and/or past performance. ZIM Financial Projections were therefore updated in connection with the evaluation of the proposed transaction and do not, and were not intended to, update or revise any of ZIM’s public statements and/or reports as to its forward-looking, current and/or past performance. ZIM’s Financial Projections were prepared on a stand-alone basis and therefore do not include any transaction-related expenses, nor do they reflect any effect of an acquisition of ZIM by Parent, any of its affiliates or any other party or other strategic transaction involving ZIM.

ZIM Financial Projections
($ in millions)

	Q4 2025	2026	2027	2028	2029	2030
Revenue	$1,491	$6,689	$6,930	$7,644	$8,236	$8,401
Adjusted EBITDA (1)	303	1,574	1,871	2,114	2,347	2,369
Levered Free Cash Flow (2)	(238)	(211)	304	355	566	595

(1)
Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted, as applicable, to exclude non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

(2)
Levered Free Cash Flow is calculated as Non-IFRS Adjusted EBITDA, adding the impact of sale of assets, adding in the impact of interest income generated from cash on the balance sheet, subtracting the impact of capital expenditures, subtracting the impact of total debt service inclusive of lease payments, subtracting the impact of cash taxes, and adding or subtracting (as applicable) the impact of changes in net working capital. Calendar year 2030 assumes a long-term effective non-IFRS cash tax rate of 23%, as provided by management of ZIM.

Non-IFRS Measures

ZIM Financial Projections include forecasts of non-IFRS measures such as Non-IFRS Adjusted EBITDA and Levered Free Cash Flow, among other things. Reconciliations of ZIM’s Financial Projections to the most directly comparable IFRS measures are not provided because there is inherent difficulty and uncertainty in estimating or predicting the various components of each corresponding IFRS measure, which components could significantly impact such financial measure. In addition, when planning, forecasting and analyzing future periods, ZIM does so primarily on a non-IFRS basis without preparing an IFRS analysis since such an analysis would require estimates for various reconciling items that would be difficult to predict with reasonable accuracy.

Cautionary Statements Regarding ZIM’s Financial Projections

ZIM Financial Projections are unaudited and were developed in connection with the evaluation of the proposed transaction and should be read together with the historical financial statements of ZIM for the fiscal year ended December 31, 2025, which have been filed with or furnished to the SEC and incorporated in this proxy statement, and the other information regarding ZIM contained elsewhere or incorporated in this proxy statement. See the section of this proxy statement captioned “Where You Can Find More Information.” Although presented with numerical specificity, ZIM Financial Projections were prepared in the context of and incorporating numerous variables, estimates, and assumptions that are inherently uncertain and largely beyond the control of ZIM, and which may prove not to have been, or to no longer be, accurate. Although considered reasonable by ZIM’s management and the ZIM board as of the date of their preparation and approval, ZIM Financial Projections are subject to many risks and uncertainties. ZIM Financial Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. ZIM Financial Projections (other than revenue) do not purport to present financial information in accordance with IFRS. Somekh Chaikin, a member firm of KPMG International, ZIM’s independent registered public accounting firm, has not examined, compiled or otherwise applied or performed any procedures with respect to ZIM Financial Projections, nor has it expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy, and accordingly, such independent registered public accounting firm assumes no responsibility for them.

ZIM Financial Projections are based solely upon information available to ZIM’s management as of the date they were prepared and estimates and assumptions made by ZIM’s management as of the date ZIM Financial Projections were prepared and approved by the ZIM board, as applicable, considering comments as may be received from members of the ZIM board. ZIM Financial Projections do not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that have been and may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on ZIM of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but that were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, ZIM Financial Projections do not take into account the effect on ZIM of any possible failure of the merger to occur.

For the foregoing reasons and considering that the meeting will be held several months after ZIM Financial Projections were prepared, as well as the uncertainties inherent in any forecasting information, readers of this proxy statement are cautioned not to place unwarranted reliance on ZIM Financial Projections set forth above. No one has made or makes any representation to any of ZIM’s shareholders regarding the information included in ZIM Financial Projections, and ZIM urges all shareholders of ZIM to review its most recent SEC filings for a description of its reported financial results. See the section of this proxy statement captioned “Where You Can Find More Information.”

NONE OF ZIM OR ITS AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR TO ANY OTHER PERSON REGARDING THE PERFORMANCE OF ZIM OR TO THE INFORMATION CONTAINED IN ZIM FINANCIAL PROJECTIONS OR THAT FORECASTED RESULTS WILL BE ACHIEVED, AND EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW, NONE OF THEM INTEND TO UPDATE OR OTHERWISE REVISE OR RECONCILE ZIM FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE SUCH PROJECTIONS WERE GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE SHOWN TO BE INACCURATE.

Opinion of ZIM’s Financial Advisors—Evercore Group L.L.C.

ZIM retained Evercore to act as financial advisor in connection with ZIM’s evaluation of strategic and financial alternatives, including the merger. As part of this engagement, the ZIM board requested that Evercore evaluate the fairness to the holders of ZIM ordinary shares (other than excluded shares), from a financial point of view, of the merger consideration. At a meeting of the ZIM board, Evercore rendered to the ZIM board its oral opinion, subsequently confirmed by delivery of a written opinion dated February 16, 2026, that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the merger consideration to be received by holders of ZIM ordinary shares in the merger was fair, from a financial point of view, to such holders other than the holders of excluded shares.

The full text of the written opinion of Evercore, dated February 16, 2026, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex C-1 and is incorporated herein by reference into this proxy statement in its entirety. The summary of the opinion of Evercore in this proxy statement is qualified in its entirety by reference to the full text of the written opinion. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the ZIM board (in its capacity as such) in connection with its evaluation of the proposed merger. The opinion does not constitute a recommendation to the ZIM board or to any other persons in respect of the merger, including as to how any holder of ZIM ordinary shares should vote or act in respect of the merger. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to ZIM, nor does it address the underlying business decision of ZIM to engage in the merger.

In connection with rendering its opinion Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to ZIM that Evercore deemed to be relevant, including publicly available research analysts’ estimates;
•
reviewed certain internal projected financial data relating to ZIM prepared and furnished to Evercore by the management of ZIM, as approved for Evercore’s use by ZIM (including the ZIM Financial Projections) (the “forecasts”);

•	discussed with management of ZIM their assessment of the past and current operations of ZIM, the current financial condition and prospects of ZIM, and the forecasts;
•	reviewed the reported prices and the historical trading activity of ZIM ordinary shares;
•	compared the financial performance of ZIM and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;
•
compared the financial performance of ZIM and the valuation multiples relating to the merger with the financial terms, to the extent publicly available, of certain other transactions that Evercore deemed relevant;

•	reviewed the financial terms and conditions of a draft, dated February 15, 2026 of the merger agreement; and
•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

•

For purposes of Evercore’s analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and Evercore did not assume responsibility or liability for any independent verification of such information), and further relied upon the assurances of the management of ZIM that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the forecasts, Evercore assumed with the consent of the ZIM board that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of ZIM as to the future financial performance of ZIM. Evercore expressed no view as to the forecasts or the assumptions on which they were based.

For purposes of Evercore’s analysis and opinion, Evercore assumed, in all respects material to its analysis, that the final executed merger agreement would not differ from the draft merger agreement reviewed by Evercore, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger would be satisfied without waiver or modification thereof. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on ZIM or the consummation of the merger or reduce the contemplated benefits to the holders of ZIM ordinary shares of the merger.

Evercore did not conduct a physical inspection of the properties or facilities of ZIM and did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of ZIM, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of ZIM under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to Evercore as of the date of its opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of its opinion. Developments subsequent to Evercore’s opinion could affect its opinion and Evercore did not and does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of ZIM ordinary shares (other than the holders of excluded shares), from a financial point of view, of the merger consideration, as of the date of its opinion. Evercore did not express any view on, and Evercore’s opinion did not address, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of ZIM, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of ZIM, or any class of such persons, whether relative to the merger consideration or otherwise. Evercore was not asked to, nor did Evercore express any view on, and Evercore’s opinion did not address, any other term or aspect of the merger agreement or the merger, including, without limitation, the structure or form of the merger, or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger agreement. Evercore’s opinion did not address the relative merits of the merger as compared to other business or financial strategies that might be available to ZIM, nor did it address the underlying business decision of ZIM to engage in the merger. Evercore’s opinion did not constitute a recommendation to the ZIM board or to any other persons in respect of the merger, including as to how any holder of ZIM ordinary shares should vote or act in respect of the merger. Evercore did not express any opinion as to the prices at which ZIM ordinary shares will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on ZIM or the merger or as to the impact of the merger on the solvency or viability of ZIM or the ability of ZIM to pay its obligations when they come due. Evercore is not legal, regulatory, accounting or tax experts and assumed the accuracy and completeness of assessments by ZIM and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the ZIM board on February 15, 2026 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before February 13, 2026 (the last trading date prior to the rendering of Evercore’s opinion), and is not necessarily indicative of current market conditions.

For purposes of its analyses and reviews, Evercore considered general business, economic, market and financial conditions, industry sector performance, and other matters, as they existed and could be evaluated as of the date of its opinion, many of which are beyond the control of ZIM. The estimates contained in Evercore’s analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty.

The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.

Summary of Evercore’s Financial Analyses

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of ZIM to calculate ranges of estimated present values per ZIM ordinary share by discounting back to present value the standalone after-tax levered free cash flows that ZIM was forecasted to generate during the period from September 30, 2025 through December 31, 2030 based on the forecasts. Evercore calculated terminal values for ZIM by applying a range of perpetuity growth rates of 2.0% to 3.0%, which range was selected based on Evercore’s professional judgment and experience, to an estimate of the after-tax levered free cash flows that ZIM was forecasted to generate in the terminal year based on the forecasts. The cash flows and terminal values in each case were then discounted to present value as of September 30, 2025, using discount rates ranging from 15.0% to 24.0%, representing an estimate of ZIM’s cost of equity, as estimated by Evercore based on its professional judgment and experience, to derive implied equity value reference ranges for ZIM. Based on these ranges of implied equity values, assuming a minimum cash balance for ZIM of $1 billion to $2 billion, and the number of fully diluted outstanding ZIM ordinary shares as of September 30, 2025, as provided by ZIM’s management, this analysis indicated a range of implied equity values per ZIM ordinary share of $19.27 to $40.85, as compared to the closing price per ZIM ordinary share of $15.50 on August 8, 2025, the last trading day before media reports of a potential acquisition of ZIM (the “unaffected date”), $22.20 on February 13, 2026, the last trading day prior to the rendering of Evercore’s opinion (the “last trading date”), and the merger consideration of $35.00.

Selected Publicly Traded Companies Analysis

Evercore reviewed and compared certain financial information of ZIM to corresponding financial multiples and ratios for the following selected publicly traded companies:

•	A.P. Møller - Mærsk A/S

•	Hapag-Lloyd

•	Evergreen Marine Corp Taiwan Ltd

•	Orient Overseas (International) Limited

•	Wan Hai Lines Ltd

•	Yang Ming Marine Transport Corp

For each of the selected companies, Evercore (i) calculated total enterprise value (defined as equity market capitalization plus total financial debt and lease liabilities, plus preferred equity and minority interest, plus after-tax unfunded pension liabilities and other post-employment benefit obligations, less cash and cash equivalents, less investments in associates) as a multiple of estimated 2025 and 2026 earnings before interest, taxes, depreciation and amortization (referred to as “EBITDA,” and such multiples referred to as “TEV / 2025E EBITDA” and “TEV / 2026E EBITDA,” respectively), and (ii) price per share as a multiple of book value of equity as of the selected companies most recently completed fiscal quarter for which tangible book value information was publicly available as of February 13, 2026 (referred to as “P / BV”), each based on closing share prices as of February 13, 2026.

This analysis indicated the following:

Company	TEV / 2025E EBITDA	TEV / 2026E EBITDA	P / BV
A.P. Møller - Mærsk A/S	3.3x	5.5x	0.64x
Hapag-Lloyd	6.8x	8.4x	1.19x
Evergreen Marine Corp Taiwan Ltd	3.1x	4.2x	0.75x
Orient Overseas (International) Limited	2.6x	N/A	0.86x
Wan Hai Lines Ltd	2.2x	2.2x	0.82x
Yang Ming Marine Transport Corp	(0.6x)	(0.6x)	0.58x

Based on the multiples it derived for the selected companies and based on its professional judgment and experience, Evercore applied (i) a TEV / 2025E EBITDA multiple reference range of 2.0x to 3.5x to ZIM’s 2025E EBITDA as reflected in the forecasts and a TEV / 2026E EBITDA multiple reference range of 3.5x to 5.5x to ZIM’s 2026E EBITDA as reflected in the forecasts, to derive ranges of implied enterprise values for ZIM (and, based on ZIM’s estimated financial debt, lease liabilities, non-controlling interest, investments in associates and total cash position as of September 30, 2025, in each case, as provided by ZIM’s management, ranges of implied equity values for ZIM), and (ii) a P / BV multiple reference range of 0.6x to 0.9x to ZIM’s book value of equity as of September 30, 2025, to derive ranges of implied equity values for ZIM. Based on these ranges of implied equity values, and the number of fully diluted outstanding ZIM ordinary shares as of September 30, 2025, as provided by ZIM’s management, this analysis indicated a range of implied equity values per ZIM ordinary share of (i) $13.60 to $40.33, based on 2025E EBITDA and $23.70 to $49.84, based on 2026E EBITDA, and (ii) $20.00 to $30.00, based on tangible book value, each as compared to the closing price per ZIM ordinary share of $15.50 on the unaffected date, $22.20 on the last trading date, and the merger consideration of $35.00.

Although none of the selected companies is directly comparable to ZIM, Evercore selected these companies because they are publicly traded companies that Evercore, in its professional judgment and experience, considered generally relevant to ZIM for purposes of its financial analyses. In evaluating the selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, as well as differences in the selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the selected companies and the multiples derived from the selected companies.

Selected Transaction Analysis

Evercore reviewed ﬁnancial information related to the following selected transactions involving target companies in the container liner industry announced since April 2014 (the “selected transactions”). For each selected transaction, Evercore calculated P / BV multiples paid by the acquiror. Estimated ﬁnancial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. The selected transactions reviewed by Evercore, the month and year each was announced, and the multiples observed were as follows:

Month and Year Announced	Acquiror	Target	P / BV
July 2017	China COSCO Shipping Corporation Limited / Shanghai International Port Group	Orient Overseas (International) Limited	1.37x
July 2016	Hapag-Lloyd	United Arab Shipping Co.	0.47x
December 2015	China COSCO Shipping Corporation Limited	China Shipping Group	1.50x
December 2015	CMA CGM Group	Neptune Orient Lines Limited	0.96x
April 2014	Hapag-Lloyd	Compañía Sud Americana de Vapores	2.18x

Benchmark	P / BV
P / BV (All selected transactions)	1.30x
P / BV (selected transactions where the consideration was all cash)	1.28x

Based on the multiples derived from the selected transactions and based on its professional judgment and experience, Evercore selected a reference range of P / BV multiples of 0.95x to 1.50x and applied this range of multiples to ZIM’s book value of equity as of September 30, 2025, to derive ranges of implied equity values for ZIM. Based on the number of fully diluted ZIM ordinary shares, as provided by ZIM’s management, this analysis indicated a range of implied equity values per ZIM ordinary share of $31.67 to $50.00, as compared to the closing price per ZIM ordinary share of $15.50 on the unaffected date, $22.20 on the last trading date, and the merger consideration of $35.00.

Although none of the target companies or businesses reviewed in the selected transactions analysis is directly comparable to ZIM and none of the selected transactions is directly comparable to the merger, Evercore selected these transactions because they involve companies or businesses that Evercore, in its professional judgment and experience, considered generally relevant to ZIM for purposes of its ﬁnancial analyses. In evaluating the selected transactions, Evercore made judgments and assumptions with regard to general business, economic and market conditions and other factors existing at the time of the selected transactions, and other matters, as well as diﬀerences in ﬁnancial, business and operating characteristics and other factors relevant to the target companies or businesses in the selected transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could aﬀect the relative values of the target companies or businesses in the selected transactions and the multiples derived from the selected transactions. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected transactions.

Other Factors

Evercore also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:

52-Week Trading Range Analysis

Evercore reviewed historical trading prices of ZIM ordinary shares during the 52-week period ended February 13, 2026, noting that low and high prices (based on closing prices) during such period ranged from $11.04 to $24.47 per ZIM ordinary share, as compared to the closing price per ZIM ordinary share of $15.50 on the unaffected date, $22.20 on the last trading date, and the merger consideration of $35.00.

Premiums Paid Analysis

Using publicly available information, Evercore reviewed identiﬁed transactions involving acquisitions of 100% of the outstanding shares for U.S. publicly traded targets with an aggregate transaction value ranging from $3.0 billion to $8.0 billion since January 1, 2020, excluding spin-off transactions, transactions in the financial and real estate investment trust sector, transactions where the acquirer was a creditor and select transactions that did not publicly disclose the relevant data. Using publicly available information, Evercore calculated the premiums paid as the percentage by which the per share consideration paid or proposed to be paid in each such transaction exceeded the closing market price per the target companies one day, one week and one month prior to the announcement of each such transaction.

This analysis indicated the following:

Consideration Type	1 Day Prior	1 Week Prior	1 Month prior
All Transactions
Median	28.4%	31.7%	34.7%
75th percentile	53.3%	49.8%	58.7%
Mean	36.9%	39.1%	43.9%
25th percentile	13.9%	17.8%	22.2%
All Cash Transactions
Median	31.9%	34.6%	41.6%
75th percentile	54.0%	55.7%	61.7%
Mean	40.1%	42.7%	48.9%
25th percentile	20.1%	20.2%	26.8%

Based on the results of this analysis and its professional judgment and experience, Evercore applied a premium range of 14.2% to 58.6% to the closing price per ZIM ordinary share of $15.50 on the unaffected date. This analysis indicated a range of implied equity values per ZIM ordinary share of $17.65 to $24.60, as compared to the closing price per ZIM ordinary share of $15.50 on the unaffected date, $22.20 on the last trading date, and the merger consideration of $35.00.

Equity Research Analysts’ Price Targets

Evercore reviewed selected publicly available share price targets of research analysts’ estimates known to Evercore as of February 13, 2026, noting that low and high share price targets per ZIM ordinary share ranged from $8.70 to $21.00, as compared to the closing price per ZIM ordinary share of $15.50 on the unaffected date, $22.20 on the last trading date, and the merger consideration of $35.00. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for ZIM ordinary shares and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of ZIM and future general industry and market conditions.

Miscellaneous

The foregoing summary of Evercore’s financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the ZIM board. In connection with the review of the merger by the ZIM board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the ZIM ordinary shares. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of ZIM or its advisors. Rounding may result in total sums set forth in this section not equaling the total of the figures shown.

Evercore prepared these analyses for the purpose of providing an opinion to the ZIM board as to the fairness to the holders of ZIM ordinary shares (other than the holders of excluded shares), from a financial point of view, of the merger consideration. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

Evercore’s financial advisory services and its opinion were provided for the information and benefit of the ZIM Board (in its capacity as such) in connection with its evaluation of the proposed merger. The issuance of Evercore’s opinion was approved by an opinion committee of Evercore.

Evercore did not recommend any specific amount of consideration to the ZIM board or ZIM’s management or that any specific amount of consideration constituted the only appropriate consideration in the merger for the holders of ZIM ordinary shares.

Pursuant to the terms of Evercore’s engagement letter with ZIM, entered into on May 15, 2025 (as amended on December 3, 2025), ZIM has agreed to pay Evercore a fee for its services in the aggregate amount of approximately $14 million, of which (i) $1 million became payable prior to the delivery of Evercore’s opinion, (ii) $3 million was payable upon delivery of Evercore’s opinion, and (iii) the remainder of which is payable contingent upon the consummation of the merger. ZIM may, in its sole discretion, upon the successful consummation of the merger pay Evercore an additional discretionary fee, based upon, among other things, the resources expended by Evercore in the course of the assignment, ZIM’s satisfaction with the services rendered and the benefit to ZIM and its stakeholders of the successful conclusion of the assignment. ZIM has also agreed to reimburse Evercore for certain of its expenses and to indemnify Evercore against certain liabilities arising out of its engagement.

During the two-year period prior to the date of its opinion, Evercore and its affiliates have provided financial advisory services or other services to ZIM and received fees for the rendering of these services in the amount of approximately $2.5 million. In addition, during the two-year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to Parent and have not received any compensation from Parent during such period. In addition, during the two-year period prior to the date hereof, Evercore and its affiliates have not been engaged to provide financial advisory or other services to First Israel Mezzanine Investors Ltd. and have not received any compensation from First Israel Mezzanine Investors Ltd. during such period. Evercore may provide financial advisory or other services to ZIM, Parent and/or their respective affiliates in the future, and in connection with any such services Evercore may receive compensation.

Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to ZIM, Parent, potential parties to the merger and/or any of their respective affiliates or persons that are competitors, customers or suppliers of ZIM or Parent.

ZIM engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and regularly provides fairness opinions in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.

Opinion of ZIM’s Financial Advisors—Barclays Bank PLC

Pursuant to an engagement letter, ZIM engaged Barclays to act as financial advisor with respect to the proposed transaction. On February 15, 2026, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the ZIM board that, as of such date, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration pursuant to the proposed merger was fair, from a financial point of view, to the holders of ZIM ordinary shares (other than the holders of excluded shares).

The full text of Barclays’ written opinion, dated as of February 16, 2026, is attached as Annex C-2 to this proxy statement and is incorporated by reference herein. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. The summary of the opinion of Barclays set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. Holders of ZIM ordinary shares are urged to read the opinion in its entirety. Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the ZIM board in connection with its consideration of the proposed transaction, addresses only the fairness, from a financial point of view, to the holders of ZIM ordinary shares (other than the holders of excluded shares) of the merger consideration pursuant to the proposed transaction. Barclays expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed transaction to the holders of any class of securities, creditors or other constituencies of ZIM or as to the underlying decision by ZIM to engage in the proposed transaction. The opinion is not intended to be and does not constitute a recommendation to any holder of ZIM ordinary shares as to how such holder should vote with respect to the proposed transaction.

Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the ZIM board in connection with its consideration of the proposed transaction, addresses only the fairness, from a financial point of view, to the holders of ZIM ordinary shares (other than the holders of excluded shares) of the merger consideration pursuant to the proposed merger and does not constitute a recommendation to any holder of ZIM ordinary shares as to how such holder should vote with respect to the merger or any other matter. The terms of the merger were determined through arm’s-length negotiations between ZIM and Parent and were unanimously approved by the ZIM board. Barclays did not recommend any specific form of consideration to ZIM or that any specific form of consideration constituted the only appropriate consideration for the merger. Barclays was not requested to address, and its opinion does not in any manner address, ZIM’s underlying business decision to proceed with or effect the merger, the likelihood of the consummation of the merger, or the relative merits of the mergers as compared to any other transaction or business strategy in which ZIM may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the mergers, or any class of such persons, relative to the merger consideration to be paid in the mergers. No limitations were imposed by the ZIM board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

Barclays was not requested to opine on, and its opinion did not in any manner address, ZIM’s underlying business decision to proceed with or effect the proposed transaction. In addition, Barclays expressed no opinion on, and its opinion did not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration to be offered to the holders of ZIM ordinary shares in the proposed transaction. Barclays’ opinion did not address the relative merits of the proposed transaction as compared to any other transaction or business strategy in which ZIM might engage.

In arriving at its opinion, Barclays, among other things:

•
reviewed certain publicly available financial statements and other business and financial information relating to ZIM that Barclays considered relevant to its analysis, including ZIM’s Annual Report on Form 20-F for the year ended December 31, 2024;

•	reviewed certain internal financial statements and other financial and operating data relating to ZIM provided to Barclays by ZIM, including financial projections prepared by ZIM;
•	reviewed a trading history of ZIM ordinary shares between January 28, 2021 and February 5, 2026 and compared such trading history with those of certain other companies that Barclays deemed relevant;
•	reviewed the historical financial results and present financial condition of ZIM and compared them with those of certain other companies that Barclays deemed relevant;
•	reviewed the financial terms, to the extent publicly available, of certain other transactions that Barclays deemed relevant and compared them with the financial terms of the proposed transaction;
•
discussed ZIM’s past and current business, operations, assets, liabilities, financial condition and prospects with ZIM’s management, including the cash management policies and liquidity requirements of ZIM;

•	reviewed a draft dated February 15, 2026 of the merger agreement; and
•	reviewed such other information, performed such other analyses, undertook such other studies and considered such other factors as Barclays deemed appropriate.

Barclays assumed and relied upon the accuracy and completeness of the financial or other information reviewed by Barclays for the purposes of its opinion, without any independent verification of such information, and further relied upon the assurances of ZIM’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to ZIM’s financial forecasts and projections, upon the advice of ZIM, Barclays assumed that they were reasonably prepared on bases reflecting the best currently available information, estimates and judgments of ZIM’s management as to the future financial performance of ZIM and that ZIM will perform substantially in accordance with such projections. Barclays assumed no liability or responsibility for and expressed no opinion with respect to such financial forecasts and projections or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of ZIM and did not make or obtain any independent valuation or appraisal of the assets or liabilities (including any derivative or off-balance sheet assets and liabilities) of ZIM, nor did Barclays evaluate the solvency or fair value of ZIM or Parent under any laws relating to bankruptcy, insolvency or similar matters. Barclays’ opinion was necessarily based on financial, economic, market and other conditions as they existed, and could be evaluated, on February 16, 2026. Barclays assumed no obligation to update, revise or reaffirm its opinion based on circumstances that may occur after February 16, 2026.

Barclays assumed that the executed merger agreement would conform in all material respects to the last draft reviewed by Barclays. Barclays also assumed, upon the advice of ZIM, that all material governmental, regulatory and third party approvals, consents and releases for the proposed transaction would be obtained within the constraints contemplated by the merger agreement and that the proposed transaction would be completed in accordance with the terms and conditions set out in the merger agreement without waiver, modification or amendment of any material term or condition thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the proposed transaction, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood that ZIM obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of ZIM ordinary shares but rather made its determination as to fairness, from a financial point of view, to the holders of ZIM ordinary shares (other than the holders of excluded shares) of the merger consideration pursuant to the proposed transaction on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the ZIM board. The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of ZIM, Parent, Barclays or any other parties to the mergers. No company, business or transaction considered in Barclays’ analyses and reviews is identical to ZIM, Parent, Merger Sub or the proposed transaction, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of ZIM, Parent, Merger Sub, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.

The summary of the financial analyses and reviews provided below includes information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews.

Discounted Cash Flow Analysis

In order to estimate the present value of ZIM ordinary shares, Barclays performed a discounted cash flow analysis of ZIM. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated equity value of ZIM using the discounted cash flow method, Barclays first added (i) ZIM’s projected levered free cash flows to equity for the fourth quarter of 2025 through 2030 from the forecasts (which forecasts assume no excess cash and reflect the respective interest income on ZIM’s cash balances in expected future cash flows) to (ii) the “terminal value” of ZIM as of December 31, 2030, and discounted such amount to its present value as of September 30, 2025 using a range of selected discount rates. Barclays then subtracted from the resulting outcome ZIM’s non-controlling interest and non-current employee benefits, and added ZIM’s investments in associates. The residual value of ZIM at the end of the forecast period, or “terminal value,” was estimated by selecting a range of perpetuity growth rates ranging from 1.5% to 2.5%, which were derived by Barclays using its professional judgment and experience. The range of discount rates of 17.0% to 21.0% was selected based on an analysis of the weighted average cost of equity of ZIM. Barclays then calculated a range of implied prices per ZIM ordinary share based on the fully diluted number of ZIM ordinary shares, in each case as provided by the management of ZIM and approved for Barclays’ use by ZIM. These calculations resulted in a range of implied prices per share of $14.19 to $21.24, as compared to the closing price per share of ZIM ordinary shares of $15.50 on August 8, 2025, the last trading day before news of a potential management buyout leaked (the “unaffected date”), $20.33 on February 5, 2026, and the merger consideration of $35.00.

Selected Precedent Transactions Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected container shipping transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to ZIM with respect to the business profile, size, mix, margins and other characteristics of their businesses.

For each of these selected precedent container shipping transactions, using publicly available information, Barclays calculated and analyzed multiples of price to book value represented by the prices paid in such selected transactions. The following table sets forth the transactions analyzed based on such characteristics, the date each transaction was announced and the results of such analysis:

Month and Year Announced	Acquiror	Target	Price to Book Multiples
July 2017	China COSCO Shipping Corporation Limited / Shanghai International Port Group	Orient Overseas (International) Limited	1.4x
December 2016	A.P. Møller - Mærsk A/S	Hamburg Südamerikanische Dampfschifffahrts-Gesellschaft KG (Hamburg Süd)	1.3x
June 2016	Hapag-Lloyd	United Arab Shipping Co.	0.8x
December 2015	CMA CGM Group	Neptune Orient Lines Limited	1.0x
April 2014	Compañía Sud Americana de Vapores	Hapag-Lloyd	0.7x

The reasons for and the circumstances surrounding each of the selected precedent container shipping transactions analyzed were diverse and there are inherent differences in the business, operations, financial and market conditions in addition to the prospects of ZIM and the companies included in the selected precedent container shipping transaction analysis. Based upon the multiples for the precedent transactions set forth above, Barclays selected a range of 0.9x to 1.1x multiples of price to book value. These calculations using ZIM’s price per book value as of September 30, 2025, as reported in ZIM’s Form 10-Q for the quarter ended September 30, 2025, resulted in a range of implied prices per share of $28.73 to $35.03, as compared to the closing price per ZIM ordinary share of $15.50 on the unaffected date, $20.33 on February 5, 2026, and the merger consideration of $35.00.

Selected Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of ZIM ordinary shares by reference to those companies, Barclays reviewed and compared specific financial and operating data relating to ZIM with selected companies that Barclays, based on its experience in the global container shipping industry, deemed comparable to ZIM. The selected comparable companies with respect to ZIM were:

•	A.P. Møller - Mærsk A/S
•	Hapag-Lloyd
•	China COSCO Shipping Corporation Limited
•	Evergreen Marine Corp Taiwan Ltd
•	HMM Co Ltd
•	Wan Hai Lines Ltd
•	Yang Ming Marine Transport Corp

Barclays calculated and compared various financial multiples and ratios of ZIM and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each selected company’s ratio of (i) its current share price to its book value of equity (“P / BV”), (ii) its enterprise value to its invested capital, which was calculated by adding the net financial debt to its total equity (“EV / IC”), and (iii) its enterprise value to its estimated projected earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for fiscal year 2026 (“26E EBITDA”) as reflected in the forecasts. Enterprise value of each company was calculated as the market value of common equity plus net debt, the book value of non‑controlling interests, and the book value of investments in associates and joint ventures. Net debt is defined as total interest‑bearing liabilities, including short‑term and long‑term debt and capitalized lease liabilities, less cash and cash equivalents. Unless stated otherwise, all of these calculations were performed, and based on publicly available financial data (including FactSet) and closing prices, as of February 5, 2026. The results of this selected comparable company analysis are summarized below:

Company	P / BV	EV / IC	EV / 2026E EBITDA
A.P. Møller - Mærsk A/S	0.7x	0.6x	5.5x
Hapag-Lloyd	1.2x	1.1x	10.0x
China COSCO Shipping Corporation Limited	0.8x	0.3x	1.6x
Evergreen Marine Corp Taiwan Ltd	0.8x	0.7x	4.6x
HMM Co Ltd	0.8x	0.8x	11.8x
Wan Hai Lines Ltd	0.8x	0.8x	3.2x
Yang Ming Marine Transport Corp	0.6x	0.3x	2.1x

Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of ZIM. However, because of the inherent differences between the business, operations and prospects of ZIM and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of ZIM. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between ZIM and the companies included in the selected company analysis.

Based upon the analysis described above and its professional judgment, Barclays selected (i) a range of P / BV multiples of 0.7x to 0.9x and applied such range to ZIM’s BV as of September 30, 2025, (ii) a range of EV / IC multiples of 0.6x to 0.8x and applied such range to ZIM’s invested capital as of September 30, 2025, and (iii) a range of EV / 26E EBITDA multiples of 4.1x to 5.1x and applied such range to ZIM’s projected 26E EBITDA as reflected in the forecasts, then in the case of EV/IC and EV/EBITDA multiple outcomes subtracted ZIM’s reported net financial debt as of September 30, 2025, non-controlling interest and non-current employee benefits and pensions, and added ZIM’s investments in associates to calculate a range of implied equity values per ZIM ordinary share. The following summarizes the results of these calculations:

	Assumed Multiple Range	Implied Equity Value per Share of ZIM ordinary shares
P / BV	0.7x – 0.9x	$22.81 – $27.84
EV / IC	0.6x – 0.8x	$11.90 – $19.48
EV / 2026E EBITDA	4.1x – 5.1x	$32.10 – $44.01

Other Factors

Barclays also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were references for informational purposes, including, among other things, the Historical Trading Performance Analysis, Broker Price Target Analysis, and Transaction Premium Analysis.

Historical Trading Performance Analysis

Barclays reviewed the 52-week high and low closing share prices for ZIM, as of February 5, 2026. ZIM’s 52-week low closing share price was $11.71 and its 52-week high closing share price was $23.27. The 52-week trading range for ZIM was used for informational purposes only and were not included in Barclays’ financial analyses.

Broker Price Target Analysis

Barclays reviewed the price targets published by brokers (as of February 5, 2026) covering ZIM. The per-share price target range for ZIM was $8.70 to $21.00 with a mean of $14.48. Broker price targets were used for informational purposes only and were not included in Barclays’s financial analysis.

Transaction Premium Analysis

In order to assess the premium offered to the holders of ZIM ordinary shares (other than the holders of excluded shares) in the proposed transaction relative to the premiums offered to stockholders in other transactions, Barclays reviewed the premiums paid in completed acquisitions of Israeli based publicly listed companies since 2015, in addition to completed transactions with US targets and purchase price greater than $1 billion since 2010. For each transaction, Barclays calculated the premium per share paid by the acquiror by comparing the announced transaction value per share to the target company’s closing market price one day and thirty days prior to the announcement of each such transaction. The results of this transaction premium analysis are summarized below:

Israel Premiums	1-Day	30-Day
Average	30%	35%
Median	20%	26%

US Premiums	1-Day	30-Day
Average	34%	43%
Median	24%	34%

The reasons for and the circumstances surrounding each of the transactions analyzed in the transaction premium analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of ZIM and the companies included in the transaction premium analysis. Accordingly, Barclays believed that a purely quantitative transaction premium analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the proposed transaction which would affect the acquisition values of the target companies and ZIM. Based upon these judgments, Barclays selected a premium range of 20% to 40% and applied such range to the closing price per ZIM ordinary share on the unaffected date to calculate a range of implied equity values per ZIM ordinary share on a fully diluted basis. The foregoing analysis yielded a range of implied equity values per ZIM ordinary share on a fully diluted basis of $18.60 to $21.70, as compared to the closing price per ZIM ordinary share of $15.50 on the unaffected date, $20.33 on February 5, 2026, and the merger consideration of $35.00.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The ZIM board selected Barclays because of its familiarity with ZIM and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.

Barclays was engaged by ZIM solely to provide an opinion to ZIM’s board with respect to the fairness, from a financial point of view, of the merger consideration to the holders of ZIM ordinary shares (other than the holders of excluded shares) pursuant to the proposed merger, in accordance with and subject to Barclays’ customary practice. Barclays did not advise ZIM’s board in connection with the proposed transaction and were not involved in any of the negotiations between ZIM and Parent leading to the proposed merger. As compensation for its services in connection with the proposed merger, ZIM paid Barclays €1.5 million upon the delivery of Barclays’ opinion, which is referred to as the “opinion fee”. The opinion fee was not contingent upon the conclusion of Barclays’ opinion or the consummation of the proposed transaction. In addition, ZIM agreed to reimburse Barclays for its reasonable expenses incurred in connection with its engagement by ZIM and to indemnify Barclays for certain liabilities that could arise out of its engagement. Barclays has provided various investment banking and financial services to ZIM in the past; however in the past two years, Barclays has not received fees from ZIM, Parent or First Israel Mezzanine Investors Ltd. for any investment banking and financial services. Barclays may also provide investment banking services to ZIM and/or Parent in the future, for which it would expect to receive customary fees.

Barclays Bank PLC, together with its affiliates (the “Barclays Group”), is a major global financial services provider, engaged in a wide range of commercial banking, investment banking, investment management and other activities. In the ordinary course of such activities, Barclays Bank PLC and other members of the Barclays Group (or investment funds managed by them or in which they have financial interests) may trade, for their own account or the accounts of their customers, and, accordingly, may at any time hold a long or short position, in debt and/or equity securities (and/or related derivative securities) of the ZIM and Parent. Furthermore, members of the Barclays Group may have maintained, and may continue to maintain, banking and other commercial relationships with the ZIM and Parent from time to time.

Regulatory Approvals

Israeli Companies Law

Under the Companies Law and the rules and regulations promulgated thereunder, the merger may not be completed until each of ZIM and Merger Sub files with the Companies Registrar the ICA merger proposal setting forth specified details with respect to the merger within three days of calling the ZIM special general meeting to approve the merger and satisfies all notice requirements in connection with such ICA merger proposal (as discussed below), and the applicable statutory waiting periods have elapsed.

Pursuant to the Companies Law, each of ZIM and Merger Sub, as applicable, must (i) send a copy of the ICA merger proposal to its respective secured creditors, if any, within three days from the date on which the ICA merger proposal was filed with the Companies Registrar and (ii) within four business days (for purposes of this paragraph, as such term is defined in the Companies Law) after the date of such filing, inform its known substantial creditors (as defined in the Companies Regulations (Merger), 5760-2000), if any, individually by registered mail of such filing and where the ICA merger proposal can be reviewed. Each of ZIM and Merger Sub, as applicable, must also inform creditors, if any, by publication in two daily Hebrew newspapers in Israel on the day that the ICA merger proposal is submitted to the Companies Registrar and, with respect to ZIM, in one popular newspaper in New York within three business days of the date that the ICA merger proposal is filed with the Companies Registrar. Each of ZIM and Merger Sub must notify their respective creditors of its ICA merger proposal in accordance with these requirements, to the extent applicable. Each of ZIM and Merger Sub must notify the Companies Registrar of the delivery of such notices given to its respective creditors within three business days following the date on which such notice was sent to creditors. In addition, pursuant to the Companies Law, because ZIM has more than 50 employees, ZIM must display a copy of the notice published in the daily Israeli newspapers in a prominent location in ZIM workplace, or deliver it to the ZIM employees’ committee, within three business days after the ICA merger proposal has been filed with the Companies Registrar.

Following the ZIM shareholders vote, ZIM must file a notice with the Companies Registrar regarding the approval of the merger by ZIM shareholders within three days after the date on which ZIM shareholder approval is received, and Merger Sub must file a notice with the Companies Registrar regarding the approval of the merger by its sole shareholder within three days after the date on which such approval occurs. Under the provisions of the Companies Law, the merger may not be completed until at least 30 days have elapsed following each of the shareholder approvals of ZIM and Merger Sub, and at least 50 days have elapsed from the filing of the ICA merger proposal with the Companies Registrar.

Assuming ZIM shareholder approval has been obtained and all statutory procedures, requirements and wait periods have been complied with (and all the other conditions set forth in the merger agreement have been waived or satisfied), the merger will become effective upon the issuance of a certificate of merger (as defined below) by the Companies Registrar, following a request to issue such certificate by ZIM and Merger Sub.

Special State Share Approval

The Minister of Finance and the Minister of Transport in the Government of Israel hold the Special State Share, the principal terms of which include:

(a)          ZIM shall remain incorporated and registered in the State of Israel, with its headquarters and principal and registered office domiciled in Israel;

(b)          subject to certain exceptions, ZIM must maintain a minimal fleet of 11 seaworthy vessels that are fully owned by ZIM, either directly or indirectly through its subsidiaries, at least three of which must be capable of carrying general cargo. Subject to certain exceptions, any transfer of vessels in violation thereof shall be invalid unless approved in advance by the holder of the Special State Share pursuant to the mechanism set forth in ZIM’s articles of association;

(c)          at least a majority of the members of ZIM board, including its Chairperson and Chief Executive Officer, must be Israeli citizens;

(d)          the holder of the Special State Share must provide prior written consent for any holding or transfer or issuance of shares that confers possession of 35% or more of ZIM’s issued share capital, or that provides control over ZIM, including as a result of a voting agreement;

(e)          any transfer of ZIM ordinary shares that confers its owner with a holding of more than 24% but not more than 35% of ZIM’s issued share capital will require an advance notice to the State of Israel which will include full details regarding the proposed transferor and transferee, the percentage of shares to be held by the transferee after the transfer and relevant details regarding the transaction, including voting agreements and agreements for the appointment of directors (if any). If the State of Israel shall be of the opinion that the transfer of shares may possibly harm the security interests of the State of Israel or any of its vital interests, or that it has not received the relevant information for the purpose of reaching its decision, the State of Israel shall be entitled to serve notice, within 30 days, that it objects to the transfer, giving reason for its objection. In such circumstances, the party requesting the transfer may initiate proceedings in connection with this matter with the competent court, which will consider and rule on the matter;

(f)          the holder of the Special State Share must consent in writing to any winding-up, merger or spin-off, except for certain mergers with ZIM subsidiaries that would not impact the Special State Share or the minimal fleet criteria described above;

(g)          ZIM must provide governance, operational and financial information to the holder of the Special State Share similar to information that it provides to its shareholders. In addition, ZIM must provide the holder of the Special State Share with particular information related to Company’s compliance with the terms of the Special State Share and other information reasonably required to safeguard the State of Israel’s vital interests; and

(h)          any amendment, review or cancellation of the rights afforded to the State of Israel by the Special State Share must be approved in writing by the holder of the Special State Share prior to its effectiveness.

The receipt of the approval to consummate the transactions, including the merger and the Special State Share Release, by the State of Israel pursuant to the Special State Share (the “Special State Share Approval”) is a condition to the closing of the merger. In connection with the merger agreement, Parent entered into a binding memorandum of understanding with FIMI (the “FIMI framework agreement”), pursuant to which Parent and FIMI have agreed to use their respective reasonable best efforts to obtain the Special State Share Approval and have further agreed to consummate the Special State Share Assumption (as defined below) in accordance with the terms of such memorandum.

Pursuant to the merger agreement, subject to certain limitations, Parent has agreed to use reasonable best efforts to obtain an irrevocable and perpetual release of ZIM and its affiliates from all rights and obligations relating to the Special State Share (the “Special State Share Release”), which may be obtained pursuant to a transaction (the “Special State Share Assumption”) in which:

(a)          Parent will, or will cause its subsidiaries (including ZIM and its subsidiaries) to, effective as of the effective time, in accordance with the FIMI framework agreement, (1) sell, transfer, convey or assign at least 11 qualifying vessels to the qualifying Israeli partner and (2) sell, transfer, convey, assign or lease to, or otherwise provide to or arrange for, the qualifying Israeli partner such other assets, employees and services as necessary to permit the Israeli partner to comply with the rights and obligations of the Special State Share;

(b)          the qualifying Israeli partner will enter into, and Parent will use its reasonable best efforts to cause the Israeli partner to enter into, a binding assumption agreement or other instrument of novation with the State of Israel (in each case in form and substance acceptable to the State of Israel), which will be conditioned upon the closing and effective as of the effective time, pursuant to which the qualifying Israeli partner assumes and agrees to be bound by, and the State of Israel acknowledges such assumption of, the rights and obligations of the Special State Share;

(c)          the articles of association of the qualifying Israeli partner will be amended to reflect the rights and obligations relating to the Special State Share, which rights and obligations will be fully assumed by the qualifying Israeli partner, effective as of the effective time; and

(d)          the terms of the Special State Share, ZIM articles of association and any related contract will be amended, modified or irrevocably and perpetually waived as necessary to effect the Special State Share Release (including the Special State Share Approval with respect thereto) effective as of the effective time.

The merger agreement includes certain specified actions required in furtherance of, and limitations on, the parties’ respective reasonable best efforts to obtain the Special State Share Approval and consummate the Special State Share Assumption. For additional information, see the section entitled “The Merger Agreement—Reasonable Best Efforts.”

Other Regulatory Approvals

In addition to compliance with the Companies Law and obtaining the Special State Share Approval discussed above, the transactions will be subject to merger control clearance under the Israeli Economic Competition Law 5748-1988. Further, the change of control of ZIM will require the approval of the Israeli Ministry of Defense due to contractual relationships with the Ministry of Defense. The merger is also subject to clearance or approval by regulatory authorities in approximately forty other jurisdictions. The merger cannot be completed until Parent and ZIM obtain clearance to consummate the merger or applicable waiting periods have expired or been terminated in each applicable jurisdiction. Parent and ZIM, in consultation and cooperation with each other, will file notifications, as required with regulatory authorities, as promptly as practicable after the date of the merger agreement. The relevant regulatory authorities could take such actions under the applicable regulatory laws as they deem necessary or desirable, including seeking divestiture of assets of the parties, requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights. Under the merger agreement, Parent will not be required to, and ZIM will not be permitted to, take or agree to take any such actions that, individually in the aggregate, would amount to a regulatory burdensome condition.

Although Parent and ZIM currently believe they should be able to obtain the required regulatory approvals described above in a timely manner, they cannot be certain when or if it will be obtained. Parent and ZIM have agreed to use their respective reasonable best efforts to obtain the required regulatory approvals and to take certain actions, subject to certain limitations. For additional information, see the section entitled “The Merger Agreement—Reasonable Best Efforts.”

Neither Parent nor ZIM is aware of any material governmental approvals or actions that are required for completion of the merger other than as described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

Interests of ZIM Directors and Senior Management in the Merger

In considering the recommendation of the ZIM board to vote in favor of the approval of the merger agreement, ZIM shareholders should be aware that ZIM’s directors and senior management have interests in the merger that may be different from, or in addition to, the interests of ZIM shareholders generally. The ZIM board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement (including the merger), and in recommending to ZIM shareholders that the merger agreement be approved. Such interests are described below.

One-Time Cash Retention Bonus

Subject to the approval of the retention bonus proposal, each of (a) 13 office holders of ZIM (but excluding the directors of ZIM) and (b) ZIM’s Chief Executive Officer and President, will be entitled to a one time cash retention bonus of up to 12 monthly base salaries of such office holder, as shall be determined by ZIM’s compensation committee and board of directors, to be paid upon the earlier of (i) the closing of the merger, or (ii) the lapse of 15 months as of the date of the signing of the merger agreement.

Treatment of ZIM Equity Awards

The merger agreement provides that, at the effective time, each ZIM option granted under the ZIM equity plans that is outstanding and unexercised, whether vested or unvested, will be cancelled, and the holders thereof will be entitled to receive the merger consideration net of the exercise price (as determined in accordance with the formula in the merger agreement), less applicable tax withholdings. Each ZIM option with a per share exercise price that is equal to or greater than the merger consideration will be cancelled for no consideration.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, ZIM’s non-employee directors and senior management will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the merger. Such indemnification and insurance coverage is further described in the section entitled “The Merger—Indemnification and Insurance”.

Employee Compensation and Benefits Following the Effective Time

The merger agreement provides that Parent will, or will cause the surviving company to, provide each continuing employee with certain compensation and benefits during the period commencing at the effective time and ending on the first anniversary of the closing date, as described below in the section captioned “The Merger Agreement—Employee Matters”.

As of the date of this proxy statement, none of ZIM’s senior management members has entered into any agreement or arrangement with Parent or any of its affiliates regarding the potential terms of their individual employment agreements or the right to participate in the equity of Parent or one or more of its affiliates following the consummation of the merger. Prior to or following the effective time, however, certain senior management members may have discussions, or may enter into agreements or arrangements with, Parent or its affiliates regarding employment with, or the right to participate in the equity of, Parent or one or more of its affiliates.

Indemnification and Insurance

For seven (7) years following the effective time, the surviving company will, and Parent will cause the surviving company to, indemnify and hold harmless all current or former directors and officers of ZIM and its subsidiaries (the “indemnified parties”) against all claims, liabilities, judgments, fines, fees, costs and expenses (including reasonable attorneys’ fees and disbursements) incurred in connection with any proceeding, including with respect to matters existing or occurring at or prior to the effective time (including the merger agreement and the transactions), arising out of or pertaining to the fact that such indemnified party is or was, at or prior to the effective time, a director or officer of ZIM or any of its subsidiaries, or served at the request of ZIM or any of its subsidiaries as a director or officer of another person, in each case to the fullest extent permitted under applicable law. The merger agreement further provides that, in the event of any such proceeding, each indemnified party will be entitled to advancement of expenses from the surviving company within ten business days after the surviving company receives a request therefor, subject to the indemnified party providing an undertaking to repay such advances if and only to the extent required by applicable law, the surviving company’s organizational documents or any applicable indemnification agreement, and if it is ultimately determined by final non-appealable adjudication that such person is not entitled to indemnification. In addition, Parent has agreed not to (and to cause the surviving company not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination of any such proceeding unless the settlement, compromise, consent or termination includes a customary release of the Indemnified Parties from all liability arising out of such matter.

For seven (7) years following the effective time, the surviving company will, and Parent will cause the surviving company to, maintain in effect the provisions in (i) ZIM’s articles of association and (ii) any indemnification agreement between ZIM or a Company subsidiary and any indemnified party as in existence on the date of the merger agreement (except to the extent an indemnification agreement provides for earlier termination), in each case regarding elimination of liability, indemnification and advancement of expenses, and no such provision may be amended, modified or repealed in a manner that would adversely affect the rights or protections of any indemnified party with respect to acts or omissions occurring or alleged to have occurred at or prior to the effective time (including in connection with the approval of the merger agreement and the consummation of the transactions).

The merger agreement also provides that, at or prior to the effective time, ZIM will purchase a seven (7)-year prepaid directors’ and officers’ liability insurance and fiduciary liability insurance “tail” policy providing coverage retentions, limits and other material terms substantially equivalent to ZIM’s current policies with respect to matters arising at or prior to the effective time, subject to an aggregate premium cap of 300% of the last aggregate annual premium paid by ZIM for such policy, and if the cost would otherwise exceed that amount, ZIM may purchase only as much coverage as is available for an aggregate premium not in excess of that amount. After the effective time, Parent will cause the surviving company to maintain such “tail” policy in full force and effect for its seven (7)-year term.

Delisting and Deregistration of ZIM Ordinary Shares

Each of the parties will cooperate in taking, or causing to be taken, all actions necessary to delist the ZIM ordinary shares from NYSE and terminate its registration under the Exchange Act, provided that such delisting and termination will not be effective until at or after the effective time.

Financing of the Merger

Parent expects to have access at the closing to all funds necessary to pay the merger consideration and consummate the transactions. Parent’s obligations under the merger agreement are not contingent on obtaining financing or the availability of financing.

Tax Treatment of the Merger

Israeli Tax Treatment

For Israeli tax purposes, the merger will generally be treated as a taxable transaction. For a more detailed description of the Israeli tax consequences of the merger to holders of ZIM ordinary shares, please see the section entitled “Material Israeli Income Tax Consequences of the Merger”.

Israeli Tax Rulings

In the coming weeks, ZIM will cause its Israeli counsels to prepare, in full coordination with Parent, applications for the options tax ruling and the withholding tax ruling and expects them to be filed with the ITA as soon as practicable.

There can be no assurance that such tax rulings will be granted before the closing of the merger, if at all, or that, if obtained, such tax rulings will be granted under the conditions requested by ZIM. For further details concerning the substance of these rulings, please see the section entitled “The Merger Agreement—Israeli Tax Rulings.”

U.S. Federal Income Tax Treatment

For U.S. federal income tax purposes, the merger will generally be a taxable transaction. For a more detailed description of the U.S. federal income tax consequences of the merger to holders of ZIM ordinary shares, please see the section entitled “Material U.S. Tax Income Consequences of the Merger”.

THE MERGER AGREEMENT

The following summary describes certain material provisions of the merger agreement entered into by Parent, Merger Sub and ZIM, a copy of which is attached hereto as Annex A and is incorporated by reference herein in its entirety. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety because it is the legal document that governs the merger. The description of the merger agreement in this section and elsewhere in this proxy statement is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached to this proxy statement as Annex A and incorporated by reference herein. The legal rights and obligations of the parties are governed by the specific language of the merger agreement and not this summary.

The representations, warranties, covenants and agreements described below and included in the merger agreement (1) were made only for purposes of the merger agreement; (2) were made solely for the beneﬁt of the parties to the merger agreement; and (3) may be subject to important qualiﬁcations, limitations and supplemental information agreed to by the parties in connection with negotiating the terms of the merger agreement. The representations and warranties may also be subject to a contractual standard of materiality diﬀerent from those generally applicable to reports and documents ﬁled with the SEC and the ISA (or furnished by ZIM to the SEC) and in some cases were qualiﬁed by conﬁdential matters disclosed to Parent and Merger Sub by ZIM in connection with the merger agreement. In addition, the representations and warranties may have been included in the merger agreement for the purpose of allocating contractual risk between ZIM, Parent and Merger Sub rather than to establish matters as facts, and may be subject to standards of materiality applicable to such parties that diﬀer from those applicable to investors. Shareholders should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of ZIM, Parent or Merger Sub or any of their respective aﬃliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. In addition, you should not rely on the covenants in the merger agreement as actual limitations on the respective businesses of ZIM, Parent and Merger Sub because the parties may take certain actions that are either expressly permitted in the conﬁdential company disclosure letter to the merger agreement or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public. The merger agreement is described below, and included as Annex A, only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding ZIM, Parent, Merger Sub or their respective businesses. Accordingly, the representations, warranties, covenants and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this document and in our ﬁlings with the SEC and the ISA regarding the Company and our business, including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which was filed with the SEC on March 9, 2026, which is incorporated herein by reference.

Effects of the Merger

Pursuant to the merger agreement, and upon the terms and subject to the conditions therein, and in accordance with the relevant provisions of the Companies Law, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the merger) will merge with and into ZIM (as the absorbing company (HaChevra Ha’Koletet) in the merger), and the separate existence of Merger Sub will cease. ZIM will become a wholly owned subsidiary of Parent and will continue as the surviving company in the merger.

At the effective time, by virtue of, and simultaneously with, the merger and without any further action on the part of Parent, Merger Sub, ZIM or any ZIM shareholder, (a) Merger Sub will be merged with and into ZIM, the separate existence of Merger Sub will cease and ZIM will continue as the surviving company, (b) all the properties, rights, privileges, immunities, powers and franchises of ZIM and Merger Sub will vest in the surviving company, (c) all debts, liabilities, obligations, restrictions and duties of ZIM and Merger Sub will become the debts, liabilities, obligations, restrictions and duties of the surviving company and (d) all the rights, privileges, immunities, powers and franchises of ZIM (as the surviving company) will continue unaffected by the merger in accordance with the Companies Law.

Directors and Officers; Articles of Association

At the effective time, the directors of Merger Sub as of immediately prior to the effective time will, as of the effective time, be appointed to serve as directors of the surviving company, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with the surviving company’s articles of association and applicable law.

At the effective time, the articles of association of Merger Sub in effect immediately prior to and at the effective time, will be the articles of association of the surviving company, until such articles of association are amended.

Completion and Effectiveness of the Merger

The closing of the merger will take place by means of a virtual closing through electronic exchange of documents and signatures at 10:00 a.m., Israel Time, on the fifth business day after the satisfaction or, to the extent permitted by applicable law, waiver of the last of the conditions set forth in the merger agreement to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions at the closing), unless another date, place or time is agreed to in writing by ZIM and Parent.

As soon as practicable after the determination of the date on which the closing is to take place, each of ZIM and Merger Sub will (and Parent will cause Merger Sub to), in coordination with each other, deliver to the Companies Registrar of the Israeli Corporations Authority a notice of the proposed date on which the Companies Registrar is requested to issue a certificate evidencing the merger in accordance with Section 323(5) of the Companies Law. The merger will become effective upon the issuance by the Companies Registrar of the certificate of merger in accordance with Section 323(5) of the Companies Law (such time at which the merger becomes effective, the “effective time”).

Merger Consideration

At the effective time, by virtue of the merger and without any action on the part the parties to the merger agreement or their respective shareholders:

•
each ZIM ordinary share issued and outstanding immediately prior to the effective time (other than any deemed cancelled shares or converted shares (each as defined below)) will be deemed to have been transferred to Parent in exchange for the right to receive $35.00 per share in cash, without interest and less any applicable withholding taxes;

•
each ZIM ordinary share issued and outstanding immediately prior to the effective time that is a dormant share (minyah redumah) owned or held in treasury by ZIM or is owned by Parent or Merger Sub, if any, (the “deemed cancelled shares”) will be cancelled and retired without any conversion or consideration paid in respect thereof and will not entitle the holder thereof to any consideration pursuant to the merger agreement; and

•
each ZIM ordinary share issued and outstanding immediately prior to the effective time that is owned or held by any wholly owned subsidiary of ZIM or Parent (other than Merger Sub) will be converted into such number of shares of the surviving company such that the ownership percentage of any such subsidiary in the surviving company will equal the ownership percentage of such subsidiary in ZIM immediately prior to the effective time (the “converted shares” and, together with the deemed cancelled shares, the “excluded shares”).

From and after the effective time, all ZIM ordinary shares (other than any excluded shares) will be held by Parent as a result of the merger, and each holder of a valid certificate or certificates which immediately prior to the effective time represented any such ZIM ordinary shares or evidenced by way of book-entry in the register of shareholders of ZIM immediately prior to the effective time will cease to have any rights with respect to such ZIM ordinary shares, except the right to receive the applicable merger consideration upon the surrender of such ZIM ordinary shares in accordance with the merger agreement.

Exchange of ZIM Ordinary Shares for the Merger Consideration

Prior to the effective time (but in no event later than five business days prior to the closing date), Parent will designate a bank or trust company reasonably acceptable to ZIM to act as the exchange agent in connection with the merger and an Israeli information and withholding agent reasonably acceptable to ZIM to assist in obtaining and reviewing any requisite residency certificates and/or other declarations or supporting documents for Israeli tax withholding purposes and/or valid tax certificates, as applicable. The exchange agent will also act as the agent for the ZIM shareholders for the purpose of receiving and holding their certificates and book-entry shares and will obtain no rights or interests in the shares.

Prior to the effective time, Parent will make, or cause to be made, a deposit by wire transfer of cash in immediately available funds to the exchange agent in an amount sufficient to pay the aggregate merger consideration (the “exchange fund”), for the sole benefit of, and for further distribution to, the holders of ZIM ordinary shares (and, in the case of section 102 shares, for further distribution to the 102 trustee).

Tax Documentation

Promptly after the effective time (and in any event within five business days after the effective time), Parent shall cause the exchange agent to mail to each holder of record of a ZIM ordinary share certificate or ZIM book-entry share and whose ZIM ordinary shares were converted into the right to receive the merger consideration a declaration and/or instructions regarding a valid tax certificate (or such other forms as are required under any applicable tax law) in which the beneficial owner (and, if the beneficial owner is not the registered owner, the owner) of a ZIM ordinary share provides certain information necessary for Parent or the exchange agent or the Israeli withholding agent, as applicable, to determine whether any amounts need to be withheld from the consideration payable to such beneficial owner (and, if the beneficial owner is not the registered owner, the owner) hereunder pursuant to the terms of applicable tax law and the withholding tax ruling. See “Material Israeli Tax Income Consequences of the Merger” and “Material U.S. Tax Income Consequences of the Merger.”

Stock Certificates

Promptly after the effective time (and in any event within five business days after the effective time), Parent will cause the exchange agent to mail to each holder of record of a ZIM ordinary share certificate and whose ZIM ordinary shares were converted pursuant to the merger agreement into the right to receive the merger consideration (A) a letter of transmittal, which will specify that delivery will be effected, and risk of loss and title to the certificates will pass, only upon delivery of the ZIM ordinary share certificates (or affidavits of loss) to the exchange agent and (B) instructions for effecting the surrender of the ZIM ordinary share certificates (or affidavits of loss) in exchange for payment of the merger consideration.

Book-Entry Shares

No holder of record of a ZIM book-entry share will be required to deliver a letter of transmittal or surrender such ZIM book-entry shares to the exchange agent, and instead, upon receipt of an “agent’s message” by the exchange agent (together with such other evidence, if any, of transfer and documentation as the exchange agent may reasonably request), the holder of such ZIM book-entry share will be entitled to receive the applicable merger consideration pursuant to the provisions of the merger agreement, as soon as reasonably practicable, and in any event within five business days (subject to the withholding delay contemplated by the merger agreement) following the later to occur of (x) the effective time and (y) the exchange agent’s receipt of a declaration for tax withholding purposes (including all required supporting documentation) and/or a valid tax certificate (or such other forms as are required under any applicable tax law), as and if applicable, or after withholding has been made from such merger consideration in accordance with the merger agreement.

No Interest

No interest will be paid or will accrue on any portion of the merger consideration payable upon surrender of any ZIM ordinary share certificate or in respect of any ZIM book-entry share.

Termination of Rights

At the effective time, the share transfer books or register of shareholders of ZIM will be closed and thereafter there will be no further registration of transfers of ZIM ordinary shares on the records of ZIM. Until surrendered, each ZIM ordinary share certificate and ZIM book-entry share will be deemed at any time after the effective time to represent only the right to receive the applicable merger consideration. If, after the effective time, ZIM ordinary share certificates or ZIM book-entry shares are presented to Parent for any reason, they will be cancelled and exchanged as provided in the merger agreement.

Treatment of ZIM Equity Awards

At the effective time, each ZIM option granted under the ZIM equity plans that is outstanding and unexercised, whether vested or unvested, will be cancelled, and the holders thereof will be entitled to receive the merger consideration net of the exercise price (as determined in accordance with the formula in the merger agreement), less applicable tax withholdings. Each ZIM option with a per share exercise price that is equal to or greater than the merger consideration will be cancelled for no consideration.

Representations and Warranties

The merger agreement contains representations and warranties of ZIM, Parent and Merger Sub.

Certain of the representations and warranties in the merger agreement made by ZIM are qualiﬁed as to “materiality” or “company material adverse eﬀect.” For purposes of the merger agreement, “company material adverse eﬀect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence that, individually or in the aggregate, (x) would materially adversely affect the business, financial condition or results of operations of ZIM and its subsidiaries, taken as a whole, or (y) would, or would reasonably be expected to, prevent or materially impair or materially delay the performance by ZIM of its obligations under the merger agreement or the consummation by ZIM of the merger, excluding, in the case of clause (x), any such effect to the extent directly or indirectly resulting from, relating to or arising out of:

(a)          changes in general economic, political, regulatory or legislative conditions or the financial, securities, credit or other capital markets (including changes in interest or currency exchange rates, tariffs or trade wars, commodity prices or raw material prices), any stoppage or shutdown of any activity by the U.S. or Israeli government or any other government in any jurisdiction in which ZIM operates its business or any default by the U.S. or Israeli government or by any other governmental entity in any jurisdiction in which ZIM operates its business;

(b)          changes generally affecting the industry in which ZIM and its subsidiaries operate;

(c)          geopolitical conditions, acts of war and/or other similar hostilities, in each case including any outbreak or escalation thereof (whether or not declared), as well as sabotage or terrorism (including cyber terrorism);

(d)          any hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, pandemic, epidemic, plague, disease outbreak, quarantine restrictions, other outbreak or illness or public health event (whether human or animal), or other natural or man-made disaster;

(e)          changes in IFRS or applicable law (or official or common interpretation or enforcement thereof);

(f)          changes in the market price or trading volume of ZIM shares or the credit rating of ZIM (provided that any effect underlying or that contributed to such changes may, to the extent not excluded under another clause in this definition, be taken into account in determining whether a company material adverse effect has occurred or would reasonably be expected to occur);

(g)          the failure of ZIM its subsidiaries to meet internal, published or analysts’ expectations or projections, performance measures, operating statistics, budgets, guidance, estimates, or revenue, earnings or other financial or operating metric predictions (provided that an effect underlying or that contributed to such failure may, to the extent not excluded under another clause in this definition, be taken into account in determining whether a company material adverse effect has occurred or would reasonably be expected to occur);

(h)          the negotiation, execution, announcement, pendency or consummation of the transactions (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable law), including the announcement, pendency or consummation of the transactions (including as resulting from the identity of Parent or its subsidiaries), and including the impact thereof on relationships, contractual or otherwise, with any governmental entity or any customers, suppliers, distributors, licensors, licensees, partners, shareholders, financing sources or employees of ZIM or its subsidiaries; provided that this clause (h) shall not apply with respect to references to a company material adverse effect in the representations and warranties set forth in the government consents and no violations representation and in certain employment-related representations insofar as the purpose of which is to address the consequences resulting from the execution, delivery and performance of the merger agreement by ZIM or the consummation of the transactions, including the merger (and in the accuracy of representation closing conditions to the extent related to such representations and warranties); and

(i)          any action taken by ZIM or its subsidiaries (A) at the written direction of Parent or (B) as required by the terms of the merger agreement (other than the interim operating covenant, except to the extent Parent unreasonably withholds, conditions or delays consent to an exception to such action pursuant to the interim operating covenant).

Notwithstanding the foregoing, in the case of each of clauses (a) through (e), any such effect that has a disproportionate effect on ZIM and its subsidiaries, taken as a whole, relative to other participants engaged in the industries in which ZIM and its subsidiaries operate may, to the extent not excluded under another clause in this definition, be taken into account in determining whether a company material adverse effect has occurred or would reasonably be expected to occur, but only to the extent of the incremental disproportionate effect thereof.

The merger agreement contains customary representations and warranties of the parties. These include representations and warranties of ZIM with respect to:

•	due organization, valid existence, good standing (to the extent applicable) and authority and qualification to conduct business with respect to ZIM and its subsidiaries;

•	The capital structure of ZIM and its subsidiaries;

•	ZIM’s corporate power and authority to enter into and perform the merger agreement;

•	requisite shareholder approval;

•	due execution, delivery and enforceability of the merger agreement;

•	required consents and approvals in connection with the merger agreement and performance thereof;

•
the absence of any conflict, violation or material alteration of any organizations documents, existing contracts or applicable laws to ZIM or its subsidiaries due to the performance of the merger agreement;

•	securities reports and filings in connection with the merger agreement and performance thereof;

•	ZIM’s and its subsidiaries’ financial statements;

•	ZIM’s and its subsidiaries’ internal controls and procedures;

•	the absence of undisclosed liabilities;

•	the absence of certain changes or events;

•	ZIM’s and its subsidiaries’ compliance with applicable laws;

•	ZIM’s and its subsidiaries’ possession of necessary permits;

•	employee benefit plans;

•	labor matters;

•	tax matters;

•	absence of litigation, orders;

•	intellectual property matters;

•	privacy, data protection, cybersecurity and artificial intelligence matters;

•	real property matters;

•	material contracts;

•	environmental matters;

•	insurance;

•	information supplied for SEC filings;

•	opinions of financial advisors;

•	anti-takeover laws;

•	related party transactions;

•	finders and brokers; and

•	ZIM’s vessels and maritime matters.

The merger agreement also contains customary representations and warranties of Parent and Merger Sub, including with respect to:

•	due organization, good standing and authority and qualification to conduct business with respect to Parent and Merger Sub;

•	Parent’s and Merger Sub’s corporate authority to enter into to the merger agreement;

•	due execution, delivery and enforceability of the merger agreement;

•	required consents and approvals in connection with the merger agreement;

•	the absence of any conflict, violation or material alteration of any organizations documents, existing contracts or applicable laws due to the performance of the merger agreement;

•	compliance with applicable laws;

•	absence of litigation, orders;

•	financial capability;

•	share ownership;

•	information supplied;

•	Merger Sub activity; and

•	solvency.

Certain of the representations and warranties in the merger agreement made by Parent and Merger Sub are qualiﬁed as to “materiality” or “parent material adverse effect.” For purposes of the merger agreement, “parent material adverse eﬀect” means any effect that, individually or in the aggregate, would, or would reasonably be expected to, prevent or materially impair or materially delay the performance by Parent or Merger Sub of their respective obligations under the merger agreement or the consummation by Parent or Merger Sub of the merger.

The representations, warranties and covenants of each party in the merger agreement were made only for the purposes of, and were and are solely for the benefit of the parties to, the merger agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosure letters made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to holders of ZIM ordinary shares. Accordingly, the representations and warranties may not describe the actual state of affairs as of February 16, 2026 (the date of the merger agreement), the effective time or at any other time, and holders of ZIM ordinary shares should not rely on them as statements of fact.

Conduct of Business Pending Completion of the Merger

Restrictions on ZIM’s Operations.

The merger agreement provides for certain restrictions on ZIM’s and its subsidiaries’ activities between February 16, 2026 (the date of the merger agreement) and until the earlier of the effective time or the date (if any) the merger agreement is validly terminated in accordance with its terms.

In general, except as set forth in ZIM’s confidential disclosure letter, as specifically contemplated or required by the merger agreement, as required by applicable law, or as consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed), ZIM will, and will cause each of its subsidiaries to, use reasonable best efforts to (i) conduct its business in the ordinary course of business in all material respects and (ii) preserve intact in all material respects its assets, properties, goodwill and material contracts and its material relationships with third parties, key employees and Governmental Entities.

In addition, except as set forth in ZIM’s confidential disclosure letter, as specifically contemplated or required by the merger agreement, as required by applicable law, or as consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed), ZIM must not, and must cause each of its subsidiaries not to, directly or indirectly:

(a)          amend, modify, waive, rescind, change or otherwise restate ZIM’s or any of its subsidiaries’ articles of association, certificate of incorporation, bylaws or equivalent organizational documents, including any terms of the Special State Share, except, in the case of any subsidiary, amendments that are not related to the Special State Share and which would not reasonably be expected to, directly or indirectly, have, individually or in the aggregate, a company material adverse effect;

(b)          authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding share capital or other equity interests (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary) (other than dividends or distributions made (x) by ZIM in accordance with the dividend policy set forth in ZIM’s confidential disclosure letter or (y) by any wholly owned ZIM subsidiary to ZIM or any wholly owned subsidiary) or enter into any agreement and arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any of its capital stock or other equity interests or securities;

(c)          split, combine, subdivide, reduce or reclassify any shares of its share capital or other equity interests, or redeem, purchase or otherwise acquire any of its share capital or other equity interests, or issue or authorize the issuance of any of its share capital or other equity interests or any other securities in respect of, in lieu of or in substitution for, shares of its share capital or other equity interests, except for the acceptance of ZIM ordinary shares as payment of the exercise price of ZIM options or for withholding taxes in respect of ZIM options;

(d)          issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in the share capital, voting securities or other equity interest in ZIM or any of its subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” share, “phantom” share rights, share appreciation rights or share based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested ZIM options (except as otherwise required by the express terms of the merger agreement and any ZIM options as of the date of the merger agreement), other than (A) issuances of ZIM ordinary shares in respect of any exercise of ZIM options outstanding on the date of the merger agreement or the vesting or settlement of ZIM options outstanding on the date of the merger agreement, in all cases in accordance with their respective terms as of the date of the merger agreement, (B) sales of ZIM ordinary shares pursuant to the exercise of ZIM options if necessary to effectuate an optionee direction upon exercise or pursuant to the settlement of ZIM options in order to satisfy tax withholding obligations, in each case in accordance with the terms of such ZIM options as in effect on the date of the merger agreement, or (C) issuances of equity securities by any wholly owned ZIM subsidiary to any other wholly owned ZIM subsidiary;

(e)          except (i) as required by the terms of a ZIM benefit plan in effect as of the date of the merger agreement or entered into after the date of the merger agreement not in contravention of this the merger agreement or (ii) as required in accordance with the applicable collective bargaining agreement of ZIM or any ZIM subsidiary in effect as of the date of the merger agreement, (A) grant, pay or increase any severance, change in control, retention or termination pay or equity-based compensation to any Participant, (B) establish, adopt, enter into, extend, materially amend or terminate any ZIM benefit plan (or any arrangement that would constitute a ZIM benefit plan, if it were in existence on the date of the merger agreement) or collective bargaining agreement, other than the extension of the current collective bargaining agreement with ZIM’s employees in Israel; provided that any such extension shall (1) be on terms, taken as a whole, no less favorable to ZIM than the terms set forth in ZIM’s confidential disclosure letter and (2) not increase the aggregate financial obligations of ZIM beyond those reflected in the terms set forth in ZIM’s confidential disclosure letter, (C) increase the compensation or benefits of any Participant, except for the greater of (x) increases within the framework set forth in ZIM’s 2026 or 2027 annual budget, as applicable, and (y) increases to an employee’s base salary that do not exceed an annualized raise rate equal to the Israeli consumer price index for the preceding year, which in each case shall not be deemed a material amendment for purposes of clause (B), (D) take any action to accelerate the vesting, funding or payment of any compensation or benefits under any ZIM benefit plan, (E) grant any ZIM benefit plan participant right to reimbursement, indemnification or payment for any taxes, including any taxes incurred under Section 409A or Section 4999 of the U.S. tax code, (F) except for a termination resulting from a resignation of employment, terminate the employment of any employee with an annual base salary of $200,000 or above, other than for cause, and (G) except for the replacement of an employee who resigned or was terminated (not in breach of the merger agreement) with an employee of equivalent title and responsibilities, salary and benefits substantially similar to those of the employee being replaced, hire, engage or promote any director, officer, employee or an individual service provider with an annual base salary of $200,000 or above;

(f)          other than as set forth in ZIM’s 2026 or 2027 annual budget, as applicable, acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any material assets, properties, vessels or equity interests in any Person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations, except for transactions solely between ZIM and a wholly owned ZIM subsidiary or solely between wholly owned ZIM subsidiaries;

(g)          liquidate (completely or partially), dissolve, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of ZIM and/or the ZIM subsidiaries) or adopt any plan or resolution providing for any of the foregoing;

(h)          make or forgive any loans, advances or capital contributions to, or investments in, any other Person, except for (A) loans solely among ZIM and its wholly owned subsidiaries or solely among wholly owned ZIM subsidiaries, (B) advances for reimbursable employee expenses, (C) investments in other persons not to exceed $500,000 in the aggregate, (D) follow-on investments in the entities listed in ZIM’s confidential disclosure letter not to exceed $2,500,000 per entity and $15,000,000 in the aggregate, or (E) extensions of credit to customers and vendors in the ordinary course of business;

(i)          sell, lease, license, encumber, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any lien (other than permitted liens), any ZIM vessel or any of its material properties, rights or assets (including shares in the capital of ZIM or the ZIM subsidiaries), except (A) dispositions of obsolete or worthless equipment, (B) in the ordinary course of business or (C) pursuant to sales, leases, licenses, transfers or exchanges of assets solely among ZIM and its subsidiaries or solely among ZIM subsidiaries;

(j)          make any capital expenditures that are in the aggregate greater than 110% of the capital expenditure amounts set forth in ZIM’s 2026 or 2027 budget, as applicable, or enter into agreements or arrangements providing for capital expenditures in the foregoing amounts, except to the extent reasonably necessary for emergency repairs or to maintain the safety and integrity of ZIM’s assets or operations;

(k)          make any material changes to the cash management or investment policies of ZIM, including with respect to the maturity profile of ZIM’s fixed income portfolio held for investment purposes;

(l)          (A) enter into any contract that would, if entered into prior to the date of the merger agreement, be a material contract outside of the ordinary course of business, (B) materially amend, modify, extend or terminate (other than renewals or non-renewals occurring in the ordinary course of business) any material contract or (C) waive or release any material rights or claims thereunder or assign the same to a third party (other than ZIM or any wholly owned ZIM subsidiary);

(m)          commence (other than any collection action in the ordinary course of business), waive, release, assign, compromise or settle any proceeding (whether or not ZIM or any ZIM subsidiary is a plaintiff or defendant), other than the compromise or settlement of any claim, litigation or proceeding that is not brought by Governmental Entities and that: (A) is for an amount not to exceed, for any such compromise or settlement individually, $1,000,000, or in the aggregate, $4,000,000, and (B) does not impose any material injunctive or non-monetary relief on ZIM and the ZIM subsidiaries and does not involve the admission of material wrongdoing by ZIM, any ZIM subsidiary or any of their respective officers or directors;

(n)          change in any material respect any financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by IFRS or applicable Law;

(o)          (A) other than in the ordinary course of business, make or change any material tax election, (B) change any material method of tax accounting, (C) file any material amended tax return, (D) enter into any closing agreement or seek any ruling from any governmental entity, in each case with respect to material amounts of taxes, (E) surrender any right to claim a material tax refund or (F) waive or extend the statute of limitations with respect to any material tax or material tax return;

(p)          (A) incur, assume, endorse, guarantee or otherwise become liable for any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (1) draw-downs on credit facilities existing as of the date of the merger agreement and renewals or refinancings of any loans or credit facilities existing as of the date of the merger agreement that do not increase the aggregate principal amount thereof by more than $50,000,000 or (2) the incurrence and repayment of any Indebtedness solely among ZIM and its wholly owned subsidiaries or solely among its wholly owned subsidiaries or (B) other than in the ordinary course of business, incur, assume, endorse, guarantee, issue, sell or otherwise become liable for any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements);

(q)          terminate, abandon, withdraw or modify or waive in any material respect any right under any material permit or material environmental permit;

(r)          adopt or otherwise implement any shareholder rights plan, “poison-pill” or other comparable agreement; or

(s)          agree or authorize, in writing or otherwise, to take any of the foregoing actions.

The merger agreement provides that ZIM’s failure to take any action prohibited by the preceding clauses (a) through (s) will not be a breach of the second paragraph of this subsection.

Restrictions on Parent’s Operations.

The merger agreement provides for certain restrictions on Parent’s and its subsidiaries’ activities between February 16, 2026 (the date of the merger agreement) and until the earlier of the effective time or the date (if any) on which the merger agreement is validly terminated in accordance with its terms. Each of Parent and Merger Sub agreed that it will not, and will cause its respective affiliates not to, take any actions (including any actions with respect to a third party), which are intended to or would reasonably be expected to, individually or in the aggregate, result in any of the closing conditions being prevented or materially delayed from being satisfied or have a parent material adverse effect.

ZIM Special General Meeting and Board Recommendation

The merger agreement requires ZIM to duly call, give notice of, convene and hold a special general meeting of its shareholders for the purpose of seeking approval of the merger proposal as soon as reasonably practicable after February 16, 2026 (the date of the merger agreement), submit such proposals to its shareholders at such meeting, and recommend to ZIM shareholders that they vote in favor of the merger proposal. The calling and giving notice of the special general meeting are being carried out concurrently with the filing of this proxy statement with the SEC.

The ZIM board unanimously recommends a vote “FOR” the merger proposal. Unless a change of recommendation has been made as permitted by the terms of the merger agreement, ZIM will use its reasonable best efforts to solicit from the ZIM shareholders proxies in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Even if a change of recommendation has been made pursuant to the terms of the merger agreement, unless the merger agreement has been terminated in accordance with its terms, the ZIM special general meeting will be convened and the merger agreement will be submitted to the ZIM shareholders for approval at the ZIM special general meeting, and all other obligations of the parties under the merger agreement will continue in full force and effect.

The ZIM board unanimously recommends a vote “FOR” the merger proposal.

No Solicitation of Other Offers by ZIM

Under the terms of the merger agreement, subject to certain exceptions described below, ZIM has agreed that, from February 16, 2026 (the date of the merger agreement) until the earlier of the effective time or the date (if any) on which the merger agreement is validly terminated pursuant to the merger agreement, ZIM will not and will cause its subsidiaries, and its and their respective officers and directors not to, and ZIM will use reasonable best efforts to cause its and its subsidiaries’ other representatives not to, directly or indirectly:

(a)
solicit, initiate, engage in, knowingly encourage or knowingly facilitate any inquiry, proposal, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an acquisition proposal;

(b)
furnish or cause to be furnished to any person or “group” (as such term is defined in Section 13(d) under the Exchange Act) any non-public information with respect to any inquiries or the making of any proposal that constitutes, or would be reasonably expected to result in, an acquisition proposal;

(c)
enter into, continue or maintain discussions or negotiations with any person (other than Parent, Merger Sub or any other subsidiary of Parent) with respect to an inquiry or an acquisition proposal (other than informing persons of the non-solicitation provisions of the merger agreement);

(d)	approve, endorse, recommend, agree to or accept, or publicly propose to approve, endorse, recommend, agree to or accept, any acquisition proposal;

(e)	submit to a vote of its shareholders any acquisition proposal;

(f)
withdraw, amend, qualify or modify, in each case in a manner adverse to Parent in any material respect, the recommendation of the ZIM board to vote “for” the merger proposal, or fail to include such recommendation in this proxy statement;

(g)
if a tender offer or exchange offer that constitutes an acquisition proposal is commenced (other than by Parent, Merger Sub or any other subsidiary of Parent), fail to recommend against acceptance of such acquisition proposal within ten business days after the commencement thereof in any solicitation or recommendation statement filed or furnished with the SEC; or

(h)	enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument providing for an acquisition proposal.

We refer to each action set forth in clauses (d), (e), (f) or (g) above as a “change of recommendation.”

In addition, under the merger agreement, ZIM was required to, promptly after the execution and delivery of the merger agreement, cease and cause to be terminated any and all existing activities, discussions or negotiations with any third party with respect to any acquisition proposal. In furtherance of the foregoing, ZIM was required to, and did, (A) within five (5) business days after the date of the merger agreement, request in writing that each person that, within the twelve (12) months prior to the date of the merger agreement, had executed a confidentiality agreement in connection with, or had access to any physical or electronic data room relating to, the consideration of an acquisition proposal or potential acquisition proposal promptly destroy or return to ZIM all nonpublic information furnished by ZIM or any of its representatives to such person or any of its Representatives in accordance with the terms of such confidentiality agreement and (B) within one (1) business day after the date of the merger agreement, terminate access to any physical or electronic data rooms relating to the consideration of an acquisition proposal or potential acquisition proposal by any such person and its Representatives.

Notwithstanding the limitations described above, if ZIM receives, prior to the ZIM special general meeting, a bona fide acquisition proposal from any third party, and provided there has otherwise been no breach in any material respect of ZIM’s non-solicitation obligations that resulted in the making of such acquisition proposal, ZIM and its representatives are permitted, prior to the ZIM special general meeting, to furnish non-public information to and afford access to the business, employees, officers, contracts, properties, assets, books and records of ZIM and its subsidiaries to such third party and its representatives, or engage in discussions or negotiations with such third party with respect to such acquisition proposal; provided that, in either case, the ZIM board has determined, in its good faith judgment (after consultation with its financial advisors and outside legal counsel), that such acquisition proposal constitutes or would reasonably be expected to lead to a superior proposal and that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable law. Any non-public information provided to such third party must be provided pursuant to a customary confidentiality agreement with terms at least as restrictive as those contained in the confidentiality agreement entered into between ZIM and Parent that does not prohibit compliance by ZIM with any of the provisions of the merger agreement.

For the purposes of the merger agreement:

“acquisition proposal” means any proposal or offer (whether or not in writing), other than from Parent, Merger Sub or their respective Subsidiaries, pursuant to which (a) a third party (or its equity holders) would acquire, directly or indirectly, in a single transaction or in a series of related transactions, (i) 20% or more of the ZIM ordinary shares, (ii) 20% or more of consolidated total assets, revenue or income of the Company and the Company Subsidiaries, taken as a whole (whether based on book value or fair market value) or (iii) 20% or more of the voting power of the Company or (b) by way of merger, consolidation, business combination, recapitalization, share exchange, joint venture, restructuring, reorganization, liquidation, dissolution or other similar transaction involving ZIM or any of its subsidiaries, a third party (or its equity holders) would beneficially hold, directly or indirectly, 20% or more of the voting power of ZIM or the surviving or resulting entity of such transaction or 20% or more of the consolidated assets, revenue or net income of ZIM and its subsidiaries, taken as a whole (whether based on book value or fair market value).

“intervening event” means any change, effect, development, circumstance, condition, state of facts, event or occurrence with respect to ZIM or its subsidiaries that (a) was neither known to the ZIM board nor reasonably foreseeable prior to the date of the merger agreement (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable prior to the date of the merger agreement) and (b) does not relate to (i) any acquisition proposal or any inquiry or communications or matters relating thereto, (ii) any breach of the merger agreement in any material respect by ZIM, (iii) the negotiation, execution, announcement, pendency or consummation of the transactions (including the merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable law), including the announcement, pendency or consummation of the transactions (including as resulting from the identity of Parent or its subsidiaries), and including the impact thereof on relationships, contractual or otherwise, with any governmental entity or any customers, suppliers, distributors, licensors, licensees, partners, shareholders, financing sources or employees of ZIM or its subsidiaries, (iv) any matter related to the Special State Share Approval or any other approvals required for the consummation of the transactions under any regulatory law; or (v) changes in the market price or trading volume of the ZIM ordinary shares or ZIM’s credit rating (provided that any effect underlying or that contributed to such changes described in this clause (v) may, to the extent not excluded under another clause in this definition, be taken into account in determining whether there has been an intervening event).

“superior proposal” means any bona fide written acquisition proposal made by a third party, which was not obtained in violation of the non-solicitation provisions of the merger agreement, pursuant to which (a) such third party (or its equity holders) would acquire, directly or indirectly, in a single transaction or in a series of related transactions, (i) more than 50% of the ZIM ordinary shares, (ii) more than 50% of consolidated total assets, revenue or income of ZIM and its subsidiaries, taken as a whole (whether based on book value or fair market value) or (iii) more than 50% of the voting power of ZIM or (b) by way of merger, consolidation, business combination, recapitalization, share exchange, joint venture, restructuring, reorganization, liquidation, dissolution or other similar transaction involving ZIM or any of its subsidiaries, such third party (or its equity holders) would beneficially hold, directly or indirectly, more than 50% of the voting power of the Company or the surviving or resulting entity of such transaction or 50% or more of the consolidated assets, revenue or net income of ZIM and its subsidiaries, taken as a whole (whether based on book value or fair market value), in the case of each of clauses (a) and (b), (1) on terms that the ZIM board determines in good faith (after consultation with outside counsel and its financial advisors) to be more favorable from a financial point of view to the holders of ZIM shares (other than Parent and its subsidiaries) than the transactions, taking into account all relevant factors of such proposal and the merger agreement (including any changes proposed by Parent to the terms of the merger agreement) and (2) which the ZIM board determines in good faith (after consultation with outside counsel and its financial advisors) is reasonably capable of being consummated on the terms proposed, taking into account the Person making such acquisition proposal, any required approvals from Governmental Entities or other approvals in connection with such acquisition proposal and any related regulatory considerations (including the likelihood of obtaining such approvals and the likelihood and extent of any divestitures, commitments or limitations required in connection therewith), and the financial, regulatory, legal, timing and other aspects of such acquisition proposal.

Change of Recommendation; Match Rights

At any time prior to ZIM shareholder approval being obtained:

•
the ZIM board may make a change of recommendation in response to an intervening event or if ZIM has received a superior proposal (after taking into account the terms of any revised offer by Parent) if the ZIM board has determined in good faith after consultation with ZIM’s outside legal counsel and financial advisors that the failure to take such action would be reasonably likely to violate the directors’ fiduciary duties under applicable law; or

•
the ZIM board may cause ZIM to terminate the merger agreement pursuant to the merger agreement in order to enter into a definitive written agreement providing for a superior proposal simultaneously with the termination of the merger agreement, provided that there has otherwise been no breach in any material respect of ZIM’s non-solicitation obligations that resulted in such superior proposal.

Prior to making a change of recommendation for any reason set forth above, ZIM must provide Parent with four business days’ prior written notice (the “notice period”) advising Parent that the ZIM board intends to effect a change of recommendation, which notice will advise Parent of the material circumstances giving rise to the change of recommendation, and, in the case of a superior proposal, that the ZIM board has received a superior proposal, and include the identity of the third party and copies of the written agreements with respect thereto. During the notice period, ZIM must negotiate with Parent in good faith (if and to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the merger agreement so that, in the case of a superior proposal, such superior proposal ceases to constitute a superior proposal, or, in the case of an intervening event, the failure to make such a change of recommendation (after consultation with outside financial advisors and outside legal counsel) would no longer reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable law, and the ZIM board must make the required determination regarding its fiduciary duties again at the end of such notice period (considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to in writing by Parent, if any, and after consultation with its outside financial advisor and outside legal counsel).

Nothing contained in the merger agreement will prevent ZIM, or the ZIM board, from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9, Rule 14e-2 or Item 1012(a) of Regulation M-A under the Exchange Act with respect to an acquisition proposal or from making any disclosure to ZIM’s shareholders if the ZIM board (after consultation with outside legal counsel) concludes that its failure to do so would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable law; provided, however, that the foregoing shall not permit ZIM or the ZIM board to make a change of recommendation or to terminate the merger agreement, except in compliance with the match rights process described above.

Reasonable Best Efforts

Regulatory Approvals

Under the merger agreement, subject to the limitations contained therein, Parent and ZIM are required to use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under the merger agreement and applicable law to consummate and make effective as promptly as reasonably practicable after the date of the merger agreement the transactions, including the merger, including: (a) preparing and filing or otherwise providing, in consultation with the other party and as promptly as reasonably practicable after the date of the merger agreement, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and using reasonable best efforts to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the transactions, including the merger (including the options tax ruling and/or the withholding tax ruling, as and if applicable, and the Special State Share Approval); and (b) using reasonable best efforts to take all actions as may be necessary to obtain (and cooperating with each other in obtaining) all such waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations.

In particular, the merger agreement requires each of Parent and Merger Sub to take, and cause their affiliates to take, promptly any and all steps necessary or reasonably advisable or as may be required by any governmental entity to avoid or eliminate each and every impediment and obtain all permits and requisite clearances or approvals under any applicable requirements of the regulatory laws of certain agreed jurisdictions, in each case, that may be required by any governmental entity so as to enable the parties to consummate the transactions, including the merger (other than the Special State Share Approval, the requirements with respect to which are described further below), including (A) committing to and effecting, by consent decree, hold separate order, trust or otherwise, or selling, divesting, licensing or otherwise disposing of, or holding separate and agreeing to sell, divest, license or otherwise dispose of, any assets or businesses of ZIM or its subsidiaries or of Parent or its subsidiaries, (B) terminating, amending or assigning existing relationships and contractual rights and obligations of ZIM and/or its subsidiaries or of Parent and/or its subsidiaries, (C) requiring ZIM or any of its subsidiaries or Parent or any of its subsidiaries to grant any right or commercial or other accommodation to, or enter into any material commercial contractual or other commercial relationship with, any third party, (D) imposing limitations on ZIM or its subsidiaries or Parent or its subsidiaries with respect to how they own, retain, maintain, conduct or operate all or any portion of their respective businesses or assets and (E) entering into any mitigation, consent or similar agreement, implementing any order or adopting any conditions issued by a governmental entity; provided that any such action is conditioned upon the consummation of the transactions (any action of the type described in any of clauses (A) through (E), a “remedial action”); provided, however, that, notwithstanding anything in the merger agreement to the contrary, neither Parent nor any of its affiliates will be required to take or accept or agree or commit to take or accept (and ZIM and its subsidiaries may not, without the prior written consent of Parent, take or accept or agree or commit to take or accept) any remedial actions that, individually or in the aggregate, would (x) have a material adverse effect on the business, financial condition or results of operations of Parent and its subsidiaries (including ZIM and its subsidiaries), taken as a whole, as measured relative to the size of ZIM and its subsidiaries, taken as a whole, regardless of whether such actions are imposed on, or affect, Parent, ZIM or any of their respective subsidiaries, or (y) have a material adverse effect on Parent and its subsidiaries’ freedom of action with respect to, or their ability to exercise rights of ownership or control with respect to, ZIM and its subsidiaries (or their businesses), taken as a whole (any such remedial actions described in clause (x) or (y), a “regulatory burdensome condition”).

Special State Share Approval

Pursuant to the merger agreement, subject to certain limitations, Parent has agreed to use reasonable best efforts to obtain the Special State Share Release, which may be obtained pursuant to the Special State Share Assumption whereby:

(a)          Parent will, or will cause its subsidiaries (including ZIM and its subsidiaries) to, effective as of the effective time, in accordance with the FIMI framework agreement, (1) sell, transfer, convey or assign at least 11 qualifying vessels to the qualifying Israeli partner and (2) sell, transfer, convey, assign or lease to, or otherwise provide to or arrange for, the qualifying Israeli partner such other assets, employees and services as necessary to permit the Israeli partner to comply with the rights and obligations of the Special State Share;

(b)          the qualifying Israeli partner will enter into, and Parent will use its reasonable best efforts to cause the Israeli partner to enter into, a binding assumption agreement or other instrument of novation with the State of Israel (in each case in form and substance acceptable to the State of Israel), which will be conditioned upon the closing and effective as of the effective time, pursuant to which the qualifying Israeli partner assumes and agrees to be bound by, and the State of Israel acknowledges such assumption of, the rights and obligations of the Special State Share;

(c)          the articles of association of the qualifying Israeli partner will be amended to reflect the rights and obligations relating to the Special State Share, which rights and obligations will be fully assumed by the qualifying Israeli partner, effective as of the effective time; and

(d)          the terms of the Special State Share, ZIM articles of association and any related contract will be amended, modified or irrevocably and perpetually waived as necessary to effect the Special State Share Release (including the Special State Share Approval with respect thereto) effective as of the effective time.

In furtherance of the Special State Share Release, Parent will, among other things (I) comply with its obligations under the binding framework agreement with FIMI and use its reasonable best efforts to (A) enforce its rights thereunder, (B) enter into, and to cause FIMI to enter into, definitive agreements effecting the Special State Share Assumption that are consistent in all respects with the provisions set forth therein and (C) to the extent consistent with the terms thereof, cause FIMI to (1) use its reasonable best efforts to consummate (and obtain the Special State Share Approval of) the Special State Share Assumption and (2) agree to any reasonable amendments or modifications to the Special State Share Assumption that are not materially adverse to FIMI and that would not constitute a Special State Share Burdensome Condition (as defined below), and (II) subject to certain limitations, in the event that the State of Israel expresses ongoing reservations or indicates deficiencies with FIMI such that the Special State Share Approval is not expected to be reached in a timely manner or FIMI does not accept any actions or commitments required by the State of Israel, to the extent consistent with the terms of the binding framework agreement with FIMI, seek an alternative Israeli partner reasonably expected to be approved by the State of Israel, following consultation with ZIM. In addition, ZIM will be required to use its reasonable best efforts to cooperate with Parent and FIMI to consummate the Special State Share Assumption, subject to certain limitations.

Parent will not be required to take any actions or commitments (and ZIM will not without Parent’s consent take any actions or commitments) that, individually or in the aggregate, would (A) have a material adverse effect on the business, financial condition or results of operations of Parent and its subsidiaries (including ZIM and its subsidiaries), taken as a whole, as measured relative to the size of ZIM and its subsidiaries, taken as a whole, regardless of whether such actions are imposed on, or affect, Parent, ZIM or any of their respective subsidiaries (including any actions or commitments that, individually or in the aggregate, would reasonably be expected to violate any cargo acceptance or other material law applicable to Parent or its subsidiaries (including ZIM and its subsidiaries)), (B) have a material adverse effect on Parent’s and its subsidiaries’ freedom of action with respect to, or their ability to exercise rights of ownership or control with respect to, ZIM and its subsidiaries (or their businesses, taken as a whole (including any actions or commitments that, individually or in the aggregate, would reasonably be expected to materially impair the economic, financial or operational synergies reasonably expected to be realized from the transactions)), (C) require Parent or any of its affiliates (including ZIM and its subsidiaries) to hold any equity investment in the Israeli partner or any of its affiliates or (D) cause Parent or any of its affiliates (including ZIM and its subsidiaries) to be, or remain, subject to any of the rights or obligations relating to the Special State Share (any action or commitment described in this paragraph, a “Special State Share Burdensome Condition” and, together with a “regulatory burdensome condition”, a “burdensome condition”).

Conditions to the Merger

The obligations of each party to consummate the merger are subject to the satisfaction on or prior to the closing date of each of the following conditions (any and all of which may be waived in whole or in part by Parent and ZIM to the extent permitted by applicable law):

•	ZIM Shareholder Approval — The ZIM shareholder approval has been obtained;

•
Government Consents (including Special State Share Approval)— (i) All applicable filings, registrations, waiting periods (or extensions thereof) and approvals relating to the transactions under certain specified antitrust and foreign investment laws contemplated by the merger agreement shall have been made, expired, terminated or obtained, as the case may be, and remain in effect, and (ii) the Special State Share Approval shall have been obtained.

•
No Legal Prohibition — No governmental entity of competent jurisdiction has (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the effective time or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the effective time, which, in each case, has the effect of restraining, enjoining or otherwise prohibiting the consummation of the merger; and

•
Statutory Waiting Period — At least 50 days have elapsed after the filing of the merger proposal with the Companies Registrar and at least 30 days have elapsed after the ZIM shareholder approval has been obtained.

The obligations of Parent to consummate the merger will be further subject to the satisfaction on or prior to the closing date of each of the following conditions, any and all of which may be waived in whole or in part by Parent to the extent permitted by applicable law:

•
Accuracy of Representations and Warranties — The representations and warranties of ZIM in the merger agreement being true and correct as of February 16, 2026 (the date of the merger agreement) and as of the closing as though made as of the closing (except for representations and warranties that by their terms speak specifically as of another date, in which case as of such date), subject to certain materiality qualifications;

•
Compliance with Covenants — Performance and compliance in all material respects by ZIM with the obligations, covenants and agreements required to be performed and complied with by it under the merger agreement at or prior to the closing;

•	No Material Adverse Effect — A company material adverse effect not having occurred on or after February 16, 2026 (the date of the merger agreement); and

•
Officer Certificate —The receipt by Parent of a certificate, dated as of the closing date, signed by the chief executive officer or chief financial officer of ZIM, certifying that the conditions set forth in the three bullet points immediately above have been satisfied; and

•
No Government Proceedings — There not being any pending proceeding by any governmental entity of competent jurisdiction that would reasonably be expected to result in an order, injunction, decree, judgment or ruling imposing a burdensome condition and no governmental entity of competent jurisdiction having conditioned its approval or lack of objection to the consummation of the transactions on the undertaking of, or having issued or granted any order, injunction, decree, judgment or ruling imposing, a burdensome condition.

The obligations of ZIM to consummate the merger will be further subject to the satisfaction on or prior to the closing date of each of the following conditions, any and all of which may be waived in whole or in part by ZIM to the extent permitted by applicable law:

•
Accuracy of Representations and Warranties — The representations and warranties of Parent and Merger Sub in the merger agreement being true and correct as of February 16, 2026 (the date of the merger agreement) and as of the closing as though made as of the closing (except for representations and warranties that by their terms speak specifically as of another date, in which case as of such date), subject to certain materiality qualifications;

•
Compliance with Covenants — Performance and compliance in all material respects by Parent and Merger Sub with the obligations, covenants and agreements required to be performed and complied with by it under the merger agreement at or prior to the closing;

•
Officer Certificate — The receipt by ZIM of a certificate, dated as of the closing date, signed by the chief executive officer or chief financial officer of Parent certifying that the conditions set forth in the two bullet points immediately above have been satisfied.

Termination of the Merger Agreement

Termination by Parent or ZIM

The merger agreement may be terminated at any time before the closing:

•	by mutual written consent of Parent and ZIM; or

•	by either Parent or ZIM, if:

o
any governmental entity of competent jurisdiction has issued a final, non-appealable order, injunction, decree, judgment or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement (provided that the right to terminate is not available to a party if the issuance of such legal restraint was caused by the failure of such party to perform any of its obligations under the merger agreement);

o
the closing has not occurred on or before the outside date, except that if on such date all of the conditions to closing, other than certain conditions related to regulatory approvals and the absence of any order or injunction on the consummation of the merger, have been satisfied or waived, then the outside date will automatically be extended until June 30, 2027 (the right to terminate is not available to any party whose action or failure to fulfill any obligation under the merger agreement has been the primary cause of the failure of the transactions to be consummated by the outside date); or

o
if the ZIM special general meeting, including any adjournment or postponement thereof, at which the merger proposal has been voted upon, has concluded and the ZIM shareholder approval has not been obtained.

Termination by ZIM

The merger agreement may be terminated at any time before the closing by ZIM if:

•
at any time prior to obtaining the ZIM shareholder approval, ZIM substantially concurrently enters into a definitive agreement providing for a superior proposal in accordance with the merger agreement (subject to ZIM’s compliance with its non-solicitation obligations and substantially concurrent payment of the ZIM termination fee); or

•
at any time before the closing, Parent or Merger Sub has breached, failed to perform or violated their respective obligations, covenants or agreements under the merger agreement, or any of the representations and warranties of Parent or Merger Sub in the merger agreement have been breached or become inaccurate, in either case in a manner that the closing conditions relating to Parent’s and Merger Sub’s representations and warranties or performance of obligations could not be satisfied as of the closing date, and such breach has not been cured within 60 days after written notice (provided that ZIM will not have the right to terminate if ZIM is then in material breach of any of its representations, warranties, covenants or agreements).

Termination by Parent

The merger agreement may be terminated by Parent if:

•	at any time prior to obtaining the ZIM shareholder approval, the ZIM board of directors has effected a change of recommendation; or

•
a governmental entity of competent jurisdiction has issued a final, non-appealable order, injunction, decree, judgment or ruling permanently imposing a burdensome condition (provided that Parent will have used its reasonable best efforts to remove such legal restraints and prevent the imposition of such burdensome condition); or

•
at any time before the closing, ZIM has breached, failed to perform or violated its obligations, covenants or agreements under the merger agreement, or any of the representations and warranties of ZIM in the merger agreement have been breached or become inaccurate, in either case in a manner that the closing conditions relating to ZIM’s representations and warranties, performance of obligations, or absence of a company material adverse effect could not be satisfied as of the closing date, and such breach has not been cured within 60 days after written notice (provided that Parent will not have the right to terminate if Parent is then in material breach of any of its representations, warranties, covenants or agreements).

Termination Fee

ZIM Termination Fee

The merger agreement provides that ZIM will pay or cause to be paid to Parent a termination fee of $150,000,000 (the “ZIM termination fee”) if:

•
(1) (a) Parent or ZIM terminates the merger agreement as a result of the closing having not occurred on or before the outside date or the ZIM shareholder approval having not been obtained, or (b) Parent terminates the merger agreement as a result of a breach, failure to perform or violation of the merger agreement by ZIM that (except for a breach of ZIM’s non-solicitation obligations under the merger agreement) first occurred following the making of an acquisition proposal of the type described below; (2) after February 16, 2026 (the date of the merger agreement) and prior to the date of the termination (or prior to the ZIM special general meeting in the case of a termination as a result of ZIM shareholder approval having not been obtained), a bona fide acquisition proposal has been publicly disclosed or otherwise made known to the ZIM board or management and in each case is not withdrawn (publicly, if publicly disclosed) at least three business days prior to the earlier of the date of the ZIM special general meeting, the date of such termination, or the date of the applicable breach; and (3) within eighteen months of such termination, an acquisition proposal is consummated or a definitive agreement is entered into with respect to an acquisition proposal that is subsequently consummated (provided that for purposes of this paragraph, all references in the definition of the term “acquisition proposal” to “20%” will be replaced with references to “50%”);

•	Parent terminates the merger agreement because the ZIM board has effected a change of recommendation; or

•	ZIM terminates the merger agreement in order to enter into a definitive agreement providing for a superior proposal.

In no event will ZIM be obligated to pay the ZIM termination fee on more than one occasion.

Parent Termination Fee

The merger agreement provides that Parent will pay or cause to be paid to ZIM a termination fee of $160,000,000 (the “Parent termination fee”) if Parent or ZIM terminates the merger agreement due to the closing not occurring on or before the outside date or due to a final, non-appealable order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions (only if the order, injunction, decree, judgment or ruling is in respect of a regulatory law, excluding the Special State Share Approval or any Israeli regulatory laws other than the Israeli competition law), or if Parent terminates the merger agreement due to the imposition of a burdensome condition (only if in respect of an other required regulatory approval, excluding the Special State Share Approval or any Israeli regulatory laws other than the Israeli competition law), and, in each case, at the time of such termination, certain regulatory-related conditions have not been satisfied but all other conditions to closing have been satisfied or waived.

In no event will Parent be obligated to pay the Parent termination fee on more than one occasion.

Amendment

Subject to applicable laws, the merger agreement may be amended by the parties to the merger agreement at any time before or after receipt of the ZIM shareholder approval; provided, however, that (i) after receipt of the ZIM shareholder approval, no amendment that by law, requires further approval by the ZIM shareholders will be made without the further approval of the ZIM shareholders, and (ii) except as provided above, no amendment of the merger agreement will be submitted to be approved by the ZIM shareholders unless required by law. The merger agreement may only be amended by an instrument in writing signed on behalf of each of the parties to the merger agreement, and any such amendment by ZIM will be at the direction of and only be valid if approved by the ZIM board.

Expenses

Except as otherwise expressly provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses, except that Parent will pay all filing fees under the HSR Act and any other applicable regulatory laws relating to such transactions and all fees and expenses of the exchange agent and the Israeli withholding agent.

Governing Law

The merger agreement is governed by Delaware law, except that provisions that expressly relate to (i) fiduciary duties of directors that arise under Israeli law and (ii) the merger (including its validity, effect and procedural steps for consummation) to the extent governed by Israeli law, are governed by Israeli law.

Opinions of Financial Advisors

The ZIM board has received an oral opinion from Evercore, subsequently confirmed by delivery of a written opinion dated February 16, 2026 (attached as Annex C-1), that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the merger consideration to be received by holders of ZIM ordinary shares in the Merger is fair, from a financial point of view, to such holders other than the holders of excluded shares. The ZIM board has also received an oral opinion from Barclays, subsequently confirmed by delivery of a written opinion dated February 16, 2026 (attached as Annex C-2), that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and conditions set forth in Barclays’s written opinion, the merger consideration pursuant to the proposed transaction was fair, from a financial point of view, to the holders of the ZIM ordinary shares (other than the holders of excluded shares).

Employee Matters

Under the merger agreement, Parent has agreed to assume, honor and fulfill all Company benefit plans in accordance with their terms as in effect immediately prior to the date of the merger agreement (or as subsequently amended or terminated as permitted pursuant to the terms of such plans and the merger agreement).

Effective as of the effective time and for a period of twelve months thereafter, Parent will, or will cause its subsidiaries (including the surviving company and any of its subsidiaries) to, provide to each continuing employee with:

•	base salary or hourly wage rate that is no less favorable than the base salary or hourly wage rate provided to such continuing employee immediately prior to the closing date;

•
short-term cash incentive compensation opportunities that are no less favorable than the short-term cash incentive compensation opportunities in effect for such continuing employee immediately prior to the closing date;

•	severance payments and benefits that are no less favorable than the severance payments and benefits in effect for such continuing employee immediately prior to the closing date; and

•
other compensation (including long-term incentive compensation opportunities), benefits and perquisites (excluding one-off awards, retention, change in control compensation, defined benefit pension or post-employment health, severance and welfare benefits) that, with respect to each continuing employee, are substantially comparable in the aggregate to such other compensation, benefits and perquisites provided to such continuing employee immediately prior to the closing date.

For purposes of clarity, cash incentive opportunities of equivalent value (as of immediately prior to the closing date) substituted for equity or equity-based long-term incentive compensation opportunities will be considered substantially comparable to such equity or equity-based long-term incentive compensation opportunities.

With respect to any continuing employee covered by a collective bargaining agreement or other labor agreement, for a period of at least twelve months following the closing (or as otherwise agreed in writing by ZIM and Parent), the terms and conditions of employment (including compensation and benefits) applicable to such continuing employee will be governed by the terms of the applicable collective bargaining agreement or other labor agreement, as in effect from time to time; provided that such terms will be no less favorable than the terms of the applicable collective bargaining agreement or other labor agreement as in effect on the date of the merger agreement and subject to applicable law.

In addition, under the merger agreement, Parent has undertaken that, for purposes of vesting, eligibility to participate, level of benefits and benefit accruals under the employee benefit plans of Parent and its subsidiaries providing benefits to any continuing employees after the effective time (the “new plans”), Parent will, or will cause ZIM or any of its subsidiaries to, provide each continuing employee with credit for his or her years of service with ZIM and any respective predecessors before the closing date; provided that such service credit will not be required to apply (x) to the extent that its application would result in a duplication of benefits with respect to the same period of service or (y) with respect to any defined benefit pension plan benefits.

The merger agreement provides that, if Parent provides written notice to ZIM directing ZIM to terminate its 401(k) plan(s), then ZIM will terminate any and all 401(k) plans effective the day immediately preceding the day of the merger. As soon as reasonably practicable following the 401(k) termination date, Parent will permit all ZIM continuing employees who were eligible to participate in such 401(k) plan(s) to participate in Parent’s 401(k) plan and to elect to roll over their account balances (and Parent will be required to use reasonable best efforts to permit the rollover of any outstanding participant loans), except to the extent accepting such transfers would adversely affect the tax-qualified status of Parent’s 401(k) plan or as may be prohibited by the terms of Parent’s 401(k) plan.

In addition, and without limiting the generality of the foregoing:

•
Parent will use its reasonable best efforts, and will cause ZIM and its subsidiaries to use their reasonable best efforts, to cause each continuing employee to be immediately eligible to participate, without any waiting time, in any and all new plans providing health or welfare benefits; and

•
for purposes of each new plan providing health or welfare benefits to any continuing employee during the plan year in which the closing date occurs, Parent will use its reasonable best efforts, and will cause ZIM and its subsidiaries to use their reasonable best efforts, to cause (x) all pre-existing condition exclusions and actively-at-work requirements of such new plan to be waived for such continuing employee and his or her covered dependents and (y) any eligible expenses incurred by any continuing employee and his or her covered dependents during the portion of the plan year during which the closing date occurs to be taken into account under such new plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such continuing employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such new plan.

Without limiting the generality of the employee matters provisions, Parent will honor all obligations under any ZIM benefit plan that is a short-term cash incentive compensation plan or arrangement (a “cash bonus plan”) with respect to ZIM’s fiscal year in which the closing occurs and will make all payments and determinations thereunder in accordance with the terms of such cash bonus plan and consistent with past practice solely to the extent such payments have not been made by ZIM or its subsidiaries prior to the effective time; provided that the amounts payable thereunder will not be less than the amount accrued with respect to the applicable cash bonus plan in accordance with the terms and conditions of such cash bonus plan with respect to ZIM’s fiscal year in which the closing occurs.

Parent has acknowledged that a “change in control” or “change of control” of ZIM, or other term with similar import, within the meaning of the ZIM benefit plans that contain such terms, will occur upon the effective time.

Other Covenants and Agreements

The merger agreement contains additional covenants and agreements relating to, among other matters:

•	the provision of access to ZIM information as necessary in connection with integration planning;

•
submission of the merger proposal to the Companies Registrar, delivery of such merger proposal to ZIM’s secured creditors, publication of such merger proposal and certain other requirements under the Companies Law;

•	approval of the merger agreement and the transactions contemplated thereby by the sole shareholder of Merger Sub;

•
consultation and consent rights regarding any press releases or other public statements with respect to the merger agreement, the merger, or the other transactions contemplated by the merger agreement;

•	the delisting of ZIM ordinary shares;

•	eliminating any applicability of takeover laws;

•	Parent’s obligation to cause Merger Sub to perform its obligations under the merger agreement;

•	notice, cooperation and coordination relating to transaction-related litigation, if any;

•	resignations of ZIM directors;

•	tax rulings; and

•	monthly monitoring reports on cash and cash equivalents.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion is a summary of the U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) who receive the merger consideration pursuant to the merger.

This discussion is based on and subject to the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (“Treasury Regulations”), administrative rulings, published guidance of the U.S. Internal Revenue Service (the “IRS”) and court decisions, in each case, all as currently in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.

The following discussion (i) assumes that the merger will be consummated in accordance with the merger agreement and as described in this proxy statement and (ii) applies only to U.S. Holders that hold their ZIM ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion is for general information purposes only and does not constitute tax advice. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such U.S. Holder’s particular circumstances, including any tax consequences relating to the Medicare contribution tax on net investment income, the alternative minimum tax, or the Foreign Account Tax Compliance Act (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith) or to any U.S. Holders subject to special treatment under the Code, including, without limitation:

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts and regulated investment companies;

•	traders in securities who elect to apply a mark‑to‑market method of accounting;

•	brokers, dealers or traders in securities;

•	tax‑exempt organizations or governmental organizations and instrumentalities;

•	dealers or brokers in securities or non-U.S. currency;

•	tax-qualified retirement plans;

•	corporations that accumulate earnings to avoid U.S. federal income tax (and investors therein);

•	persons whose functional currency is not the U.S. dollar;

•	U.S. expatriates and former citizens or long‑term residents of the United States;

•
persons who hold their ZIM ordinary shares as part of a straddle, hedging, constructive sale, synthetic security, conversion, constructive sale or other risk reduction transaction or integrated investment;

•	persons who purchase or sell their ZIM ordinary shares as part of a wash sale for tax purposes;

•	mutual funds;

•	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass‑through entities (and investors therein);

•	persons liable for any alternative minimum tax;

•	persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement”;

•	persons who hold their ZIM ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside of the United States;

•	persons who own or have owned (directly, indirectly or through attribution) 5% or more of the voting power or value of ZIM ordinary shares; and

•	persons who received their ZIM ordinary shares pursuant to the exercise of employee stock options or other compensation arrangements.

This discussion also does not address any considerations under the U.S. federal tax laws other than those pertaining to the income tax, nor does it address any state, local or non‑U.S. tax considerations. We do not intend to seek any rulings from the IRS with respect to the merger, and there can be no assurance that the IRS will not take a position contrary to the tax consequences described herein or that such a contrary position would not be sustained by a court.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds ZIM ordinary shares, the tax treatment of a partner (including for this purpose an investor treated as a partner) in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. A holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the merger and with respect to the ownership and disposition of ZIM ordinary shares.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of ZIM ordinary shares that for U.S. federal income tax purposes is or is treated as any of the following:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

THIS DISCUSSION IS NOT TAX ADVICE. HOLDERS OF ZIM ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON‑U.S. TAX LAWS OR ANY APPLICABLE TAX TREATY.

HOLDERS OF ZIM ORDINARY SHARES WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE STATE, LOCAL OR NON‑U.S. TAX CONSEQUENCES OF THE MERGER.

The receipt by a U.S. Holder of the merger consideration pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference, if any, between the amount of cash it receives pursuant to the merger (including any amounts required to be withheld for tax purposes) and its adjusted tax basis in the ZIM ordinary shares exchanged for such cash. A U.S. Holder’s adjusted tax basis in shares of ZIM ordinary shares will generally equal the amount that such U.S. Holder paid for such shares.

Any gain or loss recognized by a U.S. Holder generally would be long‑term capital gain or loss if the ZIM ordinary shares exchanged were held for more than one year as of the effective date of the merger. A reduced tax rate generally applies to long‑term capital gain of a non‑corporate U.S. Holder (including individuals). The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of ZIM ordinary shares at different times or at different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of ZIM ordinary shares (generally, shares acquired at the same cost in a single transaction).

As discussed below (see “Material Israeli Income Tax Consequences of the Merger”), the gross amount of cash that a U.S. Holder would be entitled to receive in connection with the merger may be subject to Israeli withholding tax. A U.S. Holder is generally entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability attributable to foreign source income. For foreign tax credit purposes, gain or loss recognized by a U.S. Holder as a result of the merger will generally be U.S.-source gain or loss and passive category income. Accordingly, a U.S. Holder may be unable to claim a foreign tax credit for all or a portion of any Israeli withholding tax imposed on the cash paid to such U.S. Holder pursuant to the merger unless such U.S. Holder has foreign source income from other sources. Moreover, special rules under Israeli domestic tax law and the tax treaty between the United States and Israel (see “Material Israeli Income Tax Consequences of the Merger”) that may allow a U.S. Holder to claim an exemption from Israeli withholding tax may impact such U.S. Holder’s ability to claim a foreign tax credit with respect to any such Israeli withholding tax. The rules governing foreign tax credits are complex. U.S. Holders are urged to consult their own tax advisors regarding the ability to claim a foreign tax credit and the application of the treaty.

The foregoing discussion regarding gain recognized by a U.S. Holder as a result of the merger assumes that the Company is not currently, and has not been, a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes during such U.S. Holder’s holding period for the ZIM ordinary shares exchanged pursuant to the merger.

Special and adverse U.S. tax rules apply to a U.S. Holder that holds an interest in a PFIC. A non‑U.S. corporation is treated as a PFIC for any taxable year if either: (a) at least 75% of its gross income for such year is passive income or (b) at least 50% of the value of its assets (based on a quarterly average) is attributable to assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities and securities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of such non-U.S. corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied. In determining whether a non‑U.S. corporation is a PFIC, a proportionate share of the assets and income of each corporation in which it owns, directly or indirectly, at least 25% interest (by value) is taken into account. Under the PFIC rules, if a non‑U.S. corporation were considered a PFIC at any time during which a holder held shares in such non‑U.S. corporation, then the non‑U.S. corporation would (absent certain elections) generally continue to be treated as a PFIC for all subsequent years with respect to such holder’s shares regardless of whether such non‑U.S. corporation continues to meet the tests noted above in any subsequent taxable year.

Based on the historical composition of the Company’s income, assets, and operations, the Company believes that it was not a PFIC for the taxable year ended December 31, 2025, although no assurances can be provided due to the highly factual nature of such analysis. Although the Company does not expect to be treated as a PFIC for the current taxable year, no assurances can be provided, including because its status for the current taxable year ending December 31, 2026 will not be determinable until after the close of the year, and it is possible that it may be classified as a PFIC for the current taxable year and for future taxable years.

If the Company were a PFIC in the current taxable year or in any prior taxable year in which a U.S. Holder has held ZIM ordinary shares, then such U.S. Holder generally would be subject to adverse U.S. federal income tax consequences with respect to gain recognized on any sale or exchange of such shares, including the exchange of such shares pursuant to the merger, unless such U.S. Holder has in effect certain elections, such as the mark‑to‑market election or the “qualified electing fund” election.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders should consult their tax advisors concerning whether the Company is or has been a PFIC for any taxable year during which such U.S. Holder has owned ZIM ordinary shares, the availability of any applicable elections to such U.S. Holder and the tax consequences of the receipt of the merger consideration pursuant to the merger.

THIS SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. HOLDERS OF ZIM ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSIDERATIONS TO THEM OF THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

MATERIAL ISRAELI INCOME TAX CONSEQUENCES OF THE MERGER

The following is a summary discussion of certain material Israeli tax considerations in connection with the merger. This summary is provided for general informational purposes only and is not intended as tax advice to any particular holder of ZIM ordinary shares. This summary is based on current Israeli tax law, regulations, and interpretations, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. No assurance can be given that new or future legislation, regulations, or interpretations will not significantly change the tax considerations described below, or that the Israel Tax Authority (the “ITA”) or the courts will agree with the views expressed in this summary. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of ZIM ordinary shares in light of their individual circumstances, such as investors subject to special tax rules or other investors referred to below.

The Israeli tax consequences of the merger to ZIM shareholders will depend on their individual circumstances. You are encouraged to consult your own tax advisors regarding the specific Israeli tax consequences of the merger applicable to you, including tax return reporting requirements, the applicability of federal, state, local, and foreign tax laws, and the effect of any proposed or future changes in tax laws. This summary is not intended to be a complete analysis or description of all potential tax consequences of the merger.

In general, under the Israeli Income Tax Ordinance (New Version) 1961, as amended (the “Ordinance”), the disposition of shares of an Israeli company is deemed to be a sale of a capital asset. The Ordinance generally imposes a capital gains tax on the sale of capital assets by an Israeli resident, and on the sale of such assets by a non‑Israel resident if those assets are (a) located in Israel, (b) shares or a right to a share in an Israeli resident company, or (c) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available under the Israeli tax rules or if a treaty for the prevention of double taxation between Israel and the transferor’s country of residence provides otherwise (subject to the receipt in advance of a valid certificate from the ITA allowing for an exemption).

Under the Ordinance and regulations promulgated thereunder, the tax rate applicable to real capital gains (after adjustment for inflation surplus, as discussed below) derived from the disposition of ZIM ordinary shares in the merger is 25% for individuals, unless such shareholder claims a deduction for certain financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such individual is considered a “Significant Shareholder” at the time of the disposition or at any time during the 12‑month period preceding such disposition, i.e., such shareholder holds directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, at least 10% of any means of control (including the right to receive profits of the Company, voting rights, the right to receive the Company’s liquidation assets and the right to appoint a director or an executive officer, or the right to instruct any other person to do any of the foregoing) in the Company, the tax rate will be 30%. Certain attribution rules apply in determining a status of a “Significant Shareholder” including with respect to holders of ZIM ordinary shares who are relatives, or holders who are not relatives but who have an agreement regarding regular direct or indirect cooperation on substantive matters relating to the Company. Israeli law distinguishes between real capital gain and inflationary surplus. The inflationary surplus is generally exempt from tax. Please consult with your own tax advisor as to the method you should use to determine the inflationary surplus. The real capital gain is the excess of the total capital gain over the inflationary surplus. Real capital gains derived by companies are generally taxed at the ordinary corporate tax rate (the ordinary corporate tax rate in Israel is currently 23%). Individual and corporate shareholders dealing in securities in Israel or for whom such income is otherwise taxable as ordinary business income, are taxed at the tax rates applicable to business income, currently, 23% for companies and a marginal tax rate of up to 47% for individuals. An additional tax of 3% is imposed on individuals (whether Israeli residents or non-Israeli residents) whose annual taxable income from all sources, regardless of classification, exceeds a certain threshold (NIS 721,560 for 2026). The additional 3% tax is imposed on any amount which exceeds that threshold. In addition, a further 2% surtax is imposed on taxable capital income (such as dividends, interest, and capital gains) exceeding the same threshold, resulting in a total additional tax rate of 5% on such income above NIS 721,560.

Under the tax treaty between the United States and Israel, Israeli capital gains tax generally will not apply to the disposition of shares of an Israeli company by a person who qualifies as a U.S. resident within the meaning of the treaty who is entitled to claim the benefits afforded to such a resident by the treaty (a “U.S. Treaty Resident”) and holds the shares as a capital asset. However, such exemption will not apply if (a) the U.S. Treaty Resident has held, directly or indirectly, shares representing 10% or more of the voting power in the Company during any part of the 12‑month period preceding the disposition, subject to specified conditions, (b) the capital gains from such disposition may be attributed to a permanent establishment that such U.S. Treaty Resident maintained in Israel, (c) the seller, being an individual, is present in Israel for a period or periods of 183 days or more in the aggregate during the relevant taxable year, (d) the capital gains arising from such sale, exchange or disposition is attributed to real estate located in Israel, or (e) the capital gains arising from such sale, exchange or disposition is attributed to royalties. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. U.S. shareholders should consult their tax advisors regarding the circumstances under which they may be able to claim a foreign tax credit for Israeli capital gains tax. Eligibility to benefit from tax treaties is conditioned upon the holder of ZIM ordinary shares presenting a valid certificate from the ITA providing for such an exemption prior to the applicable payment for such shares.

Other countries are party to tax treaties with Israel that, subject to the provisions of those treaties, may exempt a non-Israeli resident shareholder from Israeli tax. You are urged to consult with your own tax advisor regarding the applicability of these tax treaties to you and your receipt of merger consideration.

In addition, Israeli law generally exempts non‑residents of Israel (whether an individual or a corporation) from Israeli capital gains tax on the sale of shares traded on the TASE or on a regulated market outside of Israel, such as the NYSE, provided, among other things, that (a) the shares were acquired after the date on which these shares were registered for trading, (b) such gains are not attributable to a permanent establishment that the non‑Israeli resident maintains in Israel and (c) for shares traded on a stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745‑1985. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. Nevertheless, a non‑Israeli “body of persons” (as defined in the Ordinance, which includes corporations, partnerships and other entities) will not be entitled to the foregoing exemptions if Israeli residents (x) have a controlling interest of more than 25% in such non‑Israeli body of persons or (y) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non‑Israeli body of persons, whether directly or indirectly. Company shareholders who acquired their ZIM ordinary shares prior to January 26, 2021 (the date on which the Company listed its shares on NYSE) and who do not qualify for an exemption from Israeli capital gains tax under the Ordinance or an applicable tax treaty to which the State of Israel is a party (which exemption requires the receipt in advance of a valid certificate from the ITA providing for such an exemption), may be subject to Israeli capital gains tax on the disposition of their ZIM ordinary shares in the merger. Such shareholders should consult their own tax advisors regarding the tax consequences of the Merger to them.

As contemplated in the Merger Agreement, Parent and the Company have agreed to file requests for certain tax rulings from the ITA, requesting, among other things, as follows:

The first request (the “Withholding Tax Ruling”) will ask that the ITA either exempt Parent, the exchange agent and the surviving company (and their respective agents) from the obligation to withhold Israeli tax at source from the per share merger consideration or provide detailed instructions on how such withholding at source is to be executed in connection with the merger. Regardless of whether we obtain the Withholding Tax Ruling from the ITA, any holder of ZIM ordinary shares who believes that it is entitled to an exemption (or a reduced tax rate) may separately apply to the ITA to obtain a certificate of exemption from withholding or an individual tax ruling providing an exemption from withholding or withholding at a reduced rate, and submit such certificate of exemption or ruling to the Exchange Agent at least three business days prior to the date that is 180 days following the closing date. If Parent or the exchange agent receives a valid exemption certificate or tax ruling (in form and substance reasonably satisfactory to Parent or the Israeli withholding agent) at least three business days prior to the date that is 180 days following the closing date, then the withholding (if any) of any amounts under the Ordinance, from the per share merger consideration shall be made in accordance with the provisions of such tax certificate or tax ruling.

The second request (the “Options Tax Ruling”) will ask that the ITA confirm, among other things, that (i) the cancellation and exchange of (i) the options to purchase ZIM ordinary shares granted under the Company’s equity plans (the “Company Options) and intended to be granted and subject to tax pursuant to Section 102(b)(2) or 102(b)(3) of the Ordinance (a “Section 102 Award”) and (ii) ZIM ordinary shares that were issued upon exercise of Section 102 Awards and, at the closing of the merger, are issued and outstanding and held by the trustee appointed by the Company pursuant to Section 102 of the Ordinance (the “102 Trustee” and “Section 102 Shares”) for the respective merger consideration shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the consideration payable with respect to such awards or shares is deposited with the 102 Trustee until the end of the respective holding period, and released only after the lapse of the requisite holding period; and (ii) the deposit of the respective merger consideration with the 102 Trustee shall not be subject to any withholding obligation (which ruling may be subject to customary conditions regularly associated with such a ruling). If the Options Tax Ruling is not obtained prior to the closing or in accordance with the instructions of the ITA, the Company will seek to obtain an interim tax ruling (the “Interim Options Tax Ruling”) confirming, among other things, that Parent and anyone acting on its behalf shall be exempt from withholding Israeli tax in relation to any payment made with respect to any Section 102 Awards and Section 102 Shares to the 102 Trustee in connection with the merger. If neither the Options Tax Ruling nor the Interim Options Tax Ruling is obtained, holders of Section 102 Awards and  Section 102 Shares will be subject to Israeli tax withholding on the gross merger consideration in accordance with the terms and conditions of the Ordinance. Such merger consideration may be bifurcated, depending on the specific circumstances of such holders and the terms and the timing of the grants of the Section 102 Awards and Section 102 Shares to such holders, to a portion subject to a fixed rate of 25% and a portion subject to such holders’ marginal tax rates under Israeli law for ordinary income, which latter portion may be also subject to withholding for national insurance contributions and surtax.

The Company cannot assure you that such rulings will be granted before the Closing or at all or that, if obtained, such rulings will be granted under the conditions requested by us.

The Israeli tax rulings described above may not be obtained or may contain such provisions, terms and conditions as the ITA may prescribe, which may be different from those detailed above. Certain categories of shareholders, such as holders of 5% or more of the outstanding ZIM ordinary shares of the Company, are expected to be excluded from the scope of any eventual ruling granted by the ITA, and the final determination of the type of holders of ZIM ordinary shares who will be included in such categories will be based on the outcome of the discussions with the ITA.

Whether or not a particular ZIM shareholder is actually subject to Israeli capital gains tax in connection with the merger, unless a tax ruling or valid tax certificate issued by the ITA is provided granting an exemption or reduction of Israeli tax withholding requirements, as detailed below, Parent, its affiliates, the exchange agent, and any other third-party paying agent may deduct and withhold from any merger consideration any amounts that are required to be withheld under Israeli tax law. The withholding tax rates for shareholders (other than holders of 102 Shares) are currently at the rate of 25% or, for corporations, the corporate tax (currently 23%). The Israeli tax withholding consequences of the merger to ZIM shareholders may vary depending upon the particular circumstances of each shareholder and the final tax rulings issued by the ITA.

The merger consideration payable to any person who is not governed by the Withholding Tax Ruling (other than a holder of Section 102 Awards, Section 102 Shares, and certain holders of Company Options), whether by virtue of the Withholding Tax Ruling not being obtained or by virtue of the Withholding Tax Ruling not applying to such person (each, a “Non-Ruling Payee”), will, unless otherwise instructed by the ITA, be retained by the exchange agent for the benefit of such Non-Ruling Payee for up to 180 days from the Closing Date or an earlier date requested in writing by such Non-Ruling Payee. During this period, no payments shall be made and no amounts will be withheld for Israeli taxes from any such payment, except if a shareholder provides, no later than three business days before the end of the 180-day period, a valid tax certificate or other written instructions from the ITA regarding withholding, in which case the merger consideration will be paid to that shareholder subject to any applicable non-Israeli withholding, and Israeli tax will be withheld only as specified in the certificate or instructions. If a shareholder does not provide such documentation by the deadline, or requests early release of the consideration but fails to provide the required documentation, the amount to be withheld will be calculated according to the applicable withholding rate as reasonably determined by the Israeli withholding agent in accordance with applicable law.

THIS SUMMARY OF THE MATERIAL ISRAELI INCOME TAX CONSEQUENCES OF THE MERGER IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. HOLDERS OF ZIM ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSIDERATIONS TO THEM OF THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY ISRAELI TAX LAWS.

NO APPRAISAL RIGHTS IN THE MERGER

Appraisal rights, which are also sometimes known as dissenters’ rights, are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the company pay the fair value for their shares as determined immediately prior to the effective time of the merger in cash, instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Under Israeli law, holders of ZIM ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF ZIM

The table below sets forth information with respect to the beneficial ownership of ZIM ordinary shares as of March 16, 2026 by:

•	each person or entity known by ZIM to own beneficially 5% or more of the ZIM outstanding ordinary shares;

•	each of ZIM’s directors and executive officers individually; and

•	all of ZIM’s executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, ZIM deems shares subject to equity-based awards that are currently exercisable or exercisable within 60 days of March 16, 2026, to be outstanding and to be beneficially owned by the person holding the equity-based awards for the purposes of computing the percentage ownership of that person, but ZIM does not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 120,519,497 ZIM ordinary shares outstanding as of March 16, 2026.

As of March 16, 2026, ZIM had 9 holders of record of ZIM ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 120,459,982 of ZIM’s outstanding ordinary shares, or 99.95% of ZIM’s outstanding ordinary shares as of March 16, 2026. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

All of ZIM’s shareholders, including the shareholders listed above, have the same voting rights attached to their ordinary shares. None of ZIM’s principal shareholders, if any, or ZIM’s directors and senior management have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is ZIM Integrated Shipping Services Ltd., 9 Andrei Sakharov Street, Haifa, Israel.

Shares Beneficially Owned
Principal Shareholders	Number	Percentage	Number	% percentage
State of Israel(1)	-	-	1	100%
Senior Management and Directors			-	-
Yair Seroussi	*	*	-	-
Anita Odedra	-	-	-	-
Birger Johannes Meyer-Gloeckner	*	*	-	-
Liat Tennenholtz	-	-	-	-
Nir Epstein	*	*	-	-
Ran Gritzerstein	*	*	-	-
Ron Hadassi	*	*	-	-
William (Bill) Shaul	*	*	-	-
Yair Avidan	-	-	-	-
Yoram Turbowicz	-	-	-	-
Eli Glickman	*	*	-	-
David Arbel	-	-	-	-
Saar Dotan	*	*	-	-
Xavier Destriau	*	*	-	-
Noam Nativ	*	*	-	-
Nissim Yochai	*	*	-	-
Hani Kalinski	*	*	-	-
Assaf Tiran	*	*	-	-
Eyal Ben-Amram	*	*	-	-
Arik Elimelech	*	*	-	-
Abdallah Metanes	*	*	-	-
All senior management and directors as a group (21 persons)	*	*	-	-

*	Less than 1%
(1)	For a description of the different voting rights held by the holder of the Special State Share, see “The State Share Approval” on page 75.

Significant Changes in Ownership

To ZIM’s knowledge, other than as disclosed in the table above, in ZIM’s other filings with the SEC and in this proxy statement, there has been no significant change in the percentage ownership held by any major shareholder of ZIM during the past three years.

Change in Control Arrangements

Other than as a result of the merger, ZIM is not aware of any arrangement that may, at a subsequent date, result in a change of control of ZIM.

HOUSEHOLDING OF PROXY MATERIALS

ZIM follows a procedure called “householding,” which the SEC has approved. Under this procedure, ZIM may deliver a single copy of the notice and, if applicable, proxy materials to multiple shareholders who share the same address, unless ZIM has received contrary instructions from one or more of such shareholders. This procedure reduces ZIM printing costs, mailing costs, and fees. Shareholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, ZIM will deliver promptly a separate copy of the notice and, if applicable, proxy materials to any shareholder at a shared address to which ZIM delivered a single copy of any of these materials. To receive a separate copy, or, if a shareholder is receiving multiple copies, to request that ZIM only send a single copy of the notice and, if applicable, proxy materials, such shareholder may contact us at:

ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
Attn: Investor Relations

“Street name” shareholders may contact their broker, bank, or other nominee to request information about householding.

WHERE YOU CAN FIND MORE INFORMATION

ZIM files annual reports with the SEC and furnish current reports and other information to the SEC. ZIM’s SEC filings are available for free to the public on the SEC’s Internet website at www.sec.gov. In addition, ZIM’s filings with the SEC are also available for free to the public at the Investor Relations portion of ZIM’s website, https://investors.zim.com/overview/. Information contained on our website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

The SEC allows ZIM to “incorporate by reference” information into this proxy statement, which means that it can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement, except for any information superseded by information in this proxy statement or incorporated by reference subsequent to the date of this proxy statement. This proxy statement incorporates by reference the documents set forth below that ZIM previously filed with the SEC. These documents contain important information about ZIM and its financial condition and are incorporated by reference into this proxy statement.

The following ZIM filings with the SEC are incorporated by reference:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed on March 9, 2026; and

•	Report of Foreign Private Issuer on Form 6-K furnished on March 19, 2026.

ZIM also incorporates by reference into this proxy statement additional documents that it may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this proxy statement and the earlier of the date of the ZIM special general meeting or the termination of the merger agreement. In addition, any Reports on Foreign Private Issuer on Form 6‑K furnished by ZIM to the SEC after the date of this document until the date of the ZIM special general meeting or the termination of the merger agreement, which we identify as being incorporated by reference into this document, are also incorporated by reference herein.

You may read and copy any reports, statements or other information incorporated by reference into this document (except for the exhibits to those documents) from ZIM. You may also obtain these documents from the SEC or through the SEC’s website, described above. You may obtain any of the documents ZIM files with the SEC, without charge and via first class mail or other prompt means, by requesting them in writing or by telephone from ZIM at the following address and telephone number:

ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
Attn: Investor Relations

If you would like to request documents from ZIM, please do so as soon as possible, to receive them before the meeting.

If you have any questions concerning the merger, the meeting or the accompanying proxy statement, would like additional copies of the accompanying proxy statement or need help voting your ZIM ordinary shares, please contact our proxy solicitor:

Sodali & Co.
430 Park Avenue, 14th Floor,
New York, New York 10022
Shareholders Call Toll Free: (800) 662-5200
Brokers and Banks may call collect: (203) 658-9400
Email: ZIM@info.sodali.com

MISCELLANEOUS

ZIM has supplied all information relating to ZIM, and Parent has supplied, and ZIM has not independently verified, all of the information relating to Parent and Merger Sub contained in this proxy statement.

You should rely only on the information contained in this proxy statement, the annexes to this proxy statement and the documents that we incorporate by reference in this proxy statement in voting on the merger. ZIM has not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated March 19, 2026. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement), and the mailing of this proxy statement to shareholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

The ZIM board currently knows of no other business to be transacted at the meeting, other than as set forth in the notice of the meeting, dated March 19, 2026; but, if any other matter is properly presented at the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Sincerely,

Yair Seroussi
Chairman of the ZIM board

Date: March 19, 2026

Annex A

EXECUTION

AGREEMENT AND PLAN OF MERGER

by and among

HAPAG-LLOYD AG,

NORAZIA (ISRAEL) LTD

and

ZIM INTEGRATED SHIPPING SERVICES LTD.

dated as of

February 16, 2026

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 16, 2026 (the “Agreement Date”), is by and among Hapag-Lloyd AG, a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany (“Parent”), Norazia (Israel) Ltd, a company organized under the laws of the State of Israel and a direct or indirect wholly owned Subsidiary of Parent (“Merger Sub”), and Zim Integrated Shipping Services Ltd., a company organized under the laws of the State of Israel (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement, unless the context clearly provides otherwise. Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively, as the “Parties”.

RECITALS

WHEREAS, it is the Parties’ intent that, at the Effective Time, Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), pursuant to which each ordinary share, of no par value, of the Company, excluding the Special State Share (a “Company Share”), issued and outstanding immediately prior to the Effective Time, other than Converted Shares and Deemed Cancelled Shares, will be automatically converted into the right to receive the Merger Consideration as set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger (the “Transactions”), are fair to, and in the best interests of, the Company and its shareholders (the “Company Shareholders”) and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) determined that it is in the best interests of the Company and the Company Shareholders, and declared it advisable, to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the Company Shareholders approve and adopt this Agreement and the Transactions, including the Merger (the “Company Board Recommendation”);

WHEREAS, the board of management of Parent (the “Parent Management Board”) and the supervisory board of Parent (the “Parent Supervisory Board”) have (i) approved the execution and delivery by Parent of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein, including payment of the Exchange Fund, and (ii) determined that this Agreement and the Transactions, including the Merger, are advisable and fair to, and in the best interests of, Parent;

WHEREAS, the board of directors of Merger Sub has (i) determined that the terms of this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and its sole shareholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) determined that it is in the best interests of Merger Sub and its sole shareholder, and declared it advisable, to enter into this Agreement, (iii) approved the execution and delivery by Merger Sub of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that Parent approve and adopt this Agreement and the Transactions, including the Merger, in its capacity as the sole shareholder of Merger Sub;

WHEREAS, Parent has entered into that certain Binding Memorandum of Understanding, dated as of February 15, 2026, by and between Parent and FIMI (the “Binding Framework Agreement”), pursuant to which, inter alia, Parent and FIMI have agreed to use their respective reasonable best efforts to obtain the Special State Share Approval and have further agreed to consummate the Special State Share Assumption in accordance with the terms of the Binding Framework Agreement;

WHEREAS, it is Parent’s intent that, following the Merger, the Company will maintain an ongoing presence in Israel; and

WHEREAS, each of Parent, Merger Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, each Party, intending to be legally bound, hereby agrees as follows:

ARTICLE I
THE MERGER

The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger), and the separate existence of Merger Sub shall cease. The Company will become a wholly owned Subsidiary of Parent and will continue as the surviving company in the Merger (the “Surviving Company”).

Effect of the Merger. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the ICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Shareholder, (a) Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (b) all the properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (c) all debts, liabilities, obligations, restrictions and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

The Closing. The closing of the Merger (the “Closing”) shall take place by means of a virtual closing through electronic exchange of documents and signatures at 10:00 a.m., Israel Time, on the fifth (5th) Business Day after the satisfaction or, to the extent permitted by applicable Law, waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), unless another date, place or time is agreed to in writing by the Company and Parent. The date on which the Closing takes place is referred to as the “Closing Date”.

Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Companies Registrar of the Israeli Corporations Authority (the “Companies Registrar”) a notice (the “Merger Notice”) of the proposed date on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the Parties shall deliver promptly following the Closing. The Merger will become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, it is the intention of the Parties that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

ARTICLE II
TREATMENT OF SECURITIES

Treatment of Capital Stock. The Merger. At the Effective Time by virtue of the Merger and without any action on the part of the Parties or the holders of any securities of the Company or of Merger Sub, the following shall occur:

(a)          Each Company Share issued and outstanding immediately prior to the Effective Time (other than any Deemed Cancelled Shares and Converted Shares) shall be deemed to have been transferred to Parent in exchange for the right to receive $35.00 per share in cash, without interest (the “Merger Consideration”). From and after the Effective Time, all Company Shares (other than any Deemed Cancelled Shares and Converted Shares) shall be held by Parent as a result of the Merger, and each holder of a valid certificate or certificates which immediately prior to the Effective Time represented any such Company Share (each, a “Certificate”) or evidenced by way of book-entry in the register of shareholders of the Company immediately prior to the Effective Time (each, a “Book-Entry Share”) shall thereafter cease to have any rights with respect to such Company Shares, except the right to receive the applicable Merger Consideration upon the surrender of such Company Shares in accordance with Section 2.2.

(b)          Each Company Share issued and outstanding immediately prior to the Effective Time that is a dormant share (minyah redumah) owned or held in treasury by the Company or is owned by Parent or Merger Sub, if any, shall be cancelled and retired without any conversion or consideration paid in respect thereof and shall not entitle the holder thereof to any consideration pursuant to this Agreement (collectively, the “Deemed Cancelled Shares”). Each Company Share issued and outstanding immediately prior to the Effective Time that is owned or held by any wholly owned Subsidiary of the Company or Parent (other than Merger Sub) shall be converted into such number of shares of the Surviving Company such that the ownership percentage of any such Subsidiary in the Surviving Company shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time (“Converted Shares”).

(c)          Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically and without further action be cancelled and the Company Shares (other than the Deemed Cancelled Shares) shall constitute the only outstanding share capital of the Surviving Company immediately following the Effective Time.

(d)          The articles of association of Merger Sub, as in effect immediately prior to and at the Effective Time, shall be the articles of association of the Surviving Company, until such articles of association are duly amended in accordance with their terms and pursuant to applicable Law, subject to the applicable rules and limitations governing the Special State Share. The directors of Merger Sub as of immediately prior to the Effective Time shall, as of the Effective Time, be appointed to serve as directors of the Surviving Company, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with the Surviving Company’s articles of association and applicable Law, subject to the applicable rules and limitations governing the Special State Share.

Payment for Securities; Surrender of Certificates.

(a)         Payments with Respect to Company Shares (Other than Section 102 Shares). Prior to the Effective Time (but in no event later than five (5) Business Days prior to the Closing Date), Parent shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (the “Exchange Agent”) and an Israeli information and withholding agent reasonably acceptable to the Company (the “Israeli Withholding Agent”) to assist in obtaining and reviewing any requisite residency certificates and/or other declarations or supporting documents for Israeli Tax withholding purposes and/or Valid Tax Certificates, as applicable, and, in connection therewith, shall enter into agreements with the Exchange Agent and the Israeli Withholding Agent in forms reasonably satisfactory to the Company. The Exchange Agent shall also act as the agent for the Company Shareholders for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. Prior to the Effective Time, Parent shall make, or cause to be made, a deposit by wire transfer of cash in immediately available funds to the Exchange Agent in an amount sufficient to pay the aggregate Merger Consideration in accordance with Section 2.1(a) above, other than consideration to be paid with respect to Section 102 Shares (the “Exchange Fund”), for the sole benefit of, and for further distribution to, the holders of Company Shares (other than the holders of Section 102 Shares). Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration out of the Exchange Fund (other than to the holders of Section 102 Shares) in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), provided no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. In any event that the Exchange Fund shall be insufficient to pay the aggregate Merger Consideration in accordance with Section 2.1, Parent shall promptly (and in any case prior to the time payment is required to be made) deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount that is equal to the shortfall that is required to make such payment. Any interest or other income resulting from such investments shall be paid to the Surviving Company.

(b)          Payments with Respect to Section 102 Shares. At the Effective Time, Parent shall make, or cause to be made, a deposit by wire transfer of cash in immediately available funds to the Exchange Agent for the sole benefit of, and for further distribution to, the 102 Trustee in an amount sufficient to pay the aggregate Merger Consideration in accordance with Section 2.1 payable with respect to the Section 102 Shares (the “Section 102 Share Consideration”). The Section 102 Share Consideration shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102, the Ordinance and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained.

(c)          Procedures for Surrender.

(i)          Company Shares. Promptly after the Effective Time (and in any event within five (5) Business Days after the Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate and whose Company Shares were converted pursuant to Section 2.1(a) into the right to receive the Merger Consideration (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and shall be reasonably satisfactory to the Company and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for payment of the Merger Consideration into which such Company Shares have been converted pursuant to Section 2.1. Promptly after the Effective Time (and in any event within five (5) Business Days after the Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share and whose Company Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration a declaration and/or instructions regarding a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) in which the beneficial owner (and, if the beneficial owner is not the registered owner, the owner) of a Company Share provides certain information necessary for Parent or the Exchange Agent or the Israeli Withholding Agent, as applicable, to determine whether any amounts need to be withheld from the consideration payable to such beneficial owner (and, if the beneficial owner is not the registered owner, the owner) hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling (if obtained), the Code, or any provision of applicable Law). Subject to the Withholding Tax Ruling, upon surrender of a Certificate (or an affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with such letter of transmittal and declaration for Tax withholding purposes and/or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), in each case duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the applicable Merger Consideration pursuant to the provisions of this Article II for each Company Share formerly represented by such Certificate and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (x) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not required to be paid. No holder of record of a Book-Entry Share will be required to deliver a letter of transmittal or surrender such Book-Entry Shares to the Exchange Agent, and in lieu thereof, upon receipt of an “agent’s message” by the Exchange Agent (together with such other evidence, if any, of transfer and documentation as the Exchange Agent may reasonably request), the holder of such Book-Entry Share shall be entitled to receive the applicable Merger Consideration pursuant to the provisions of this Article II for each Company Share formerly represented by such Book-Entry Share, as soon as reasonably practicable, and in any event within five (5) Business Days (subject to the delay contemplated by Section 2.4) following the later to occur of (x) the Effective Time and (y) the Exchange Agent’s receipt of a declaration for Tax withholding purposes (including all required supporting documentation) and/or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), as and if applicable, or after withholding has been made from such Merger Consideration in accordance with Section 2.4.

(ii)          No Interest. No interest shall be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.2(f)) or in respect of any Book-Entry Share.

(d)          Transfer Books; No Further Ownership Rights in Company Shares. At the Effective Time, the share transfer books or register of shareholders of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article II. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Parent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e)          Termination of Exchange Fund; No Liability. Unless otherwise specified in the Withholding Tax Ruling, at any time following the first (1st) anniversary of the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, other than for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, payable upon due surrender of their Certificates (or affidavit of loss in lieu thereof in accordance with Section 2.2(f)) or Book-Entry Shares and compliance with the procedures in Section 2.2(c), without any interest thereon.

(f)          Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1.

Treatment of Company Options.

(a)          Paid-Out Company Options. At the Effective Time, each Company Option that is outstanding and unexercised, whether vested or unvested (each, a “Paid Out Company Option”) shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled, with the holder of such Paid Out Company Option becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in respect of each Net Share covered by such Paid Out Company Option, less applicable Tax withholdings (notwithstanding Section 2.4). Notwithstanding the foregoing, any Paid Out Company Option with a per share exercise price that is equal to or greater than the Merger Consideration shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled upon the Effective Time for no consideration.

(b)          Company Actions. Prior to the Effective Time, the Company, or the Company Board of Directors (or applicable committee thereof), shall pass such resolutions and take such other actions as are necessary or appropriate so as to cause the treatment of the Company Options as contemplated by this Section 2.3.

(c)          Parent Actions. At the Effective Time, Parent shall make, or cause to be made, a deposit by wire transfer of cash in immediately available funds to the Exchange Agent for the sole benefit of, and for further distribution to holders of Paid Out Company Options (either directly or through the applicable subsidiary of the Company) or, in the case of Section 102 Awards and Company Options that are subject to Section 3(i) of the Ordinance, to the 102 Trustee in an amount sufficient to pay the applicable portion of the Merger Consideration payable to holders of Paid Out Company Options in accordance with Section 2.3(a), all in accordance with Section 2.4, Section 102 and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained, and the Withholding Tax Ruling, as applicable. Merger Consideration payable to holders of Section 102 Awards and holders of Paid Out Company Options that are subject to Section 3(i) of the Ordinance (the “Section 102 Award Consideration”) shall be released by the 102 Trustee, together with any interest thereon by virtue of the investment of any such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102, the Ordinance and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained.

Withholding.

(a)          Parent, Merger Sub, the Company, the Surviving Company, the 102 Trustee, the Exchange Agent and any other third-party paying agent (each a “Payor”) shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement, any amounts that are required to be withheld or deducted with respect to such amounts under the Withholding Tax Ruling and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained (in accordance with the terms and conditions of the applicable Tax Ruling), the Code, the Ordinance or any other applicable Law relating to Taxes. Without derogation from the foregoing, and the provisions set forth in Sections 2.4(b) and 2.4(c) with respect to Israeli Tax withholding, the Parties to this Agreement shall cooperate to reduce or eliminate any Tax deduction or withholding pursuant to this Agreement to any applicable payee, to the extent permissible in the circumstances, including, without limitation, by creating procedures for the avoidance of Israeli Tax withholding for applicable categories of payees and enabling payees to complete or remedy any deficiencies in documentation required to be produced to avoid withholding.

(b)          If the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable) is not obtained prior to the 16th day of the calendar month following the month during which the Closing occurs, the Section 102 Share Consideration and the Section 102 Award Consideration shall be subject to withholding of Israeli Tax under applicable Tax Law when due (i.e., on the 16th day of the calendar month following the month during which the Closing occurs) and the Payors shall take such actions as may be required to effect such withholding of Israeli Tax in a timely manner.

(c)          In the event payment of the Merger Consideration to any Person (other than a holder of Section 102 Awards, Section 102 Shares or Company Options that are subject to Section 3(i) of the Ordinance) is not governed by the Withholding Tax Ruling, whether by virtue of such ruling not having been issued as of the date of payment or such ruling not addressing the Israeli Tax withholding requirements with respect to such Person (each, a “Non-Ruling Payee”), then, notwithstanding the provisions of this Agreement relating to the timing of the payment of the Merger Consideration, any payment of the Merger Consideration to a Non-Ruling Payee shall be retained by the Exchange Agent for the benefit of each such Non-Ruling Payee for a period of up to one hundred and eighty (180) days from Closing (the “Withholding Drop Date”) or an earlier date requested in writing by such Non-Ruling Payee, unless Parent or the Exchange Agent is otherwise instructed explicitly by the ITA, and until the Withholding Drop Date no Payor shall make any such payments, or withhold any amounts for Israeli Taxes from any such payment, to any Non-Ruling Payee, except as provided below and during which time each Non-Ruling Payee may seek to obtain a Valid Tax Certificate. If a Non-Ruling Payee delivers, no later than three (3) Business Days prior to the Withholding Drop Date, a Valid Tax Certificate to the applicable Payor, then the Merger Consideration payable to such Non-Ruling Payee shall be paid to such Non-Ruling Payee, subject to any non-Israeli Tax withholding that is applicable to such payment, and any deduction and withholding of Israeli Taxes shall be made solely in accordance with the Valid Tax Certificate. If any Non-Ruling Payee (i) does not provide the applicable Payor with a Valid Tax Certificate by no later than three (3) Business Days before the Withholding Drop Date or (ii) submits a written request to the applicable Payor to release such Non-Ruling Payee’s applicable consideration prior to the Withholding Drop Date but fails to submit a Valid Tax Certificate at or before such time, then the amount of Israeli Tax to be withheld from such consideration shall be calculated according to the applicable withholding rate as reasonably determined by the Israeli Withholding Agent in accordance with applicable Law. Any withholding made in New Israeli Shekels with respect to payments made hereunder in U.S. dollars shall be calculated based on a currency conversion rate on the date the payment is made to any recipient and any currency conversion commissions shall be borne by the applicable recipient and deducted from payments to be made to such recipient.

(d)          Notwithstanding anything to the contrary contained in this Section 2.4, unless otherwise determined under the Withholding Tax Ruling (if applicable), with respect to any payment to a holder of Company Options who is engaged by a non-Israeli subsidiary of the Company, is not an Israeli resident for Israeli tax purposes and did not receive such Company Options in consideration for services and/or work performed from within Israel, payment shall be made without Israeli Tax withholding, provided that the applicable non-Israeli resident holder of Company Options has provided Parent and the applicable Payor with a validly executed declaration regarding their non-Israeli residence and confirmation that the Company Options were granted in consideration for work and/or services performed entirely outside of Israel (in a form that is to be prepared by the Company, and reasonably satisfactory to Parent, prior to the Closing), not later than three (3) Business Days before the 16th day of the calendar month following the month during which the Closing occurs. If such declaration is not provided three (3) Business Days prior to the 16th day of the calendar month following the month during which the Closing occurs, then such payment shall be subject to Israeli Tax withholding according to Section 2.4(a).

(e)          To the extent that amounts are withheld in accordance with the foregoing subsections of this Section 2.4 and remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

(f)          Notwithstanding anything to the contrary in this Agreement, if the Withholding Tax Ruling shall be obtained, then the provisions of the Withholding Tax Ruling shall apply with respect to the recipients covered by such ruling.

ARTICLE III
REPRESENTATIONS AND
WARRANTIES OF THE COMPANY

Except as disclosed in (x) any Company Securities Filings filed or furnished by the Company with the SEC on or after January 1, 2024 and publicly available prior to the date of this Agreement (including any exhibits and other information incorporated by reference therein, but, in each case, excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of predictive or forward-looking risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature), or (y) the disclosure letter delivered by the Company to Parent immediately prior to or at the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article III for which it is reasonably apparent on its face that such information is relevant to such other section; provided that any fact, item or exception disclosed in any section of the Company Disclosure Letter shall not be construed as an admission of liability under any applicable Law or for any other purpose and shall not be construed as an admission that such fact, item or exception is in fact material or creates a measure of materiality for purposes of this Agreement or otherwise), the Company represents and warrants to Parent and Merger Sub as set forth below.

Qualification, Organization, Subsidiaries, etc.

(a)          The Company is duly organized, validly existing and in good standing under the Laws of the State of Israel. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Subsidiary is duly organized, incorporated or registered, validly existing and in good standing under the Laws of its respective jurisdiction in which it is organized, incorporated or registered (in the case of good standing, to the extent such jurisdiction recognizes such concept). Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company Articles are in full force and effect and the Company is not in violation of the Company Articles or the terms or requirements of the Special State Share. The Company has made available to Parent true and complete copies of the articles of association of the Company, as in effect as of the Agreement Date. None of the Company’s “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC is in violation of its articles of association, certificate of incorporation, bylaws or equivalent organizational or governing documents, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Company free and clear of all material Liens, other than Permitted Liens or Liens arising under any applicable securities Law. Section 3.1(b) of the Company Disclosure Letter sets forth a complete and correct list of each Company Subsidiary and each Person in which the Company or any Company Subsidiary owns an equity, profits or similar economic interest, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary or such other Person, (ii) the type and percentage of interests held, directly or indirectly, by the Company in each Company Subsidiary or in each such other Person and (iii) in the case of a Company Subsidiary which is not wholly owned, if any, the names and the type of and percentage of interests held by any Person other than the Company or a Company Subsidiary in such Company Subsidiary.

Capitalization.

(a)          The authorized share capital of the Company is 350,000,001 Company Shares and one (1) Special State Share. As of the close of business on February 13, 2026 (the “Company Capitalization Date”), (i) 120,465,908 Company Shares and one (1) Special State Share were issued and outstanding, (ii) there are no dormant shares (menayot redumot) and no Company Shares were held in the Company’s treasury, (iii) 1,957,449 Company Shares are issuable upon the exercise of Company Options; and (iv) 3,200,000 Company Shares were reserved for issuance pursuant to the Company Equity Plan. All the outstanding Company Shares are, and all Company Shares reserved for issuance as described above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in the preceding sentence and other than the Company Shares that have become outstanding after the Company Capitalization Date that were reserved for issuance as set forth in Section 3.2(a)(iv) and issued in accordance with the terms of the Company Equity Plan or resulting from the exercise of Company Options, in each case as of the date hereof: (i) the Company does not have any share capital, restricted shares or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, restricted share awards, exchangeable or convertible securities, stock appreciation, phantom stock, profit participation or other similar rights, agreements or commitments or any other Contract to which the Company or any Company Subsidiary is a party or is otherwise bound obligating the Company or any Company Subsidiary to (A) issue, transfer or sell, or make any payment with respect to, any share capital or other equity interests of the Company or any Company Subsidiary or securities convertible into, exchangeable for or exercisable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, restricted share awards, exchangeable or convertible securities, stock appreciation, phantom stock, profit participation or other similar right, agreement or commitment or (C) redeem or otherwise acquire any such share capital or other equity interests. No Company Subsidiary owns any Company capital stock.

(b)          Section 3.2(b) of the Company Disclosure Letter contains a complete and correct list, as of the Company Capitalization Date, of the name of each holder of any Company Option, the number of Company Shares underlying each outstanding Company Option held by such holder, the grant date of each such Company Option, the exercise price of each such Company Option, the expiration date of each such Company Option, whether the Company Option is intended to be subject to Tax as a Section 102 Award and the dates of deposit of such Section 102 Award with the 102 Trustee (both with respect to the deposit of the board resolution and option agreement), and whether the Company Option is subject to Tax pursuant to Section 3(i) of the Ordinance and, if not a Section 102 Award, the country of residence of such holder of Company Options (such schedule, the “Company Option Award Schedule”). Each Company Option may by its terms be treated at the Effective Time as set forth in Section 2.3.

(c)          Other than pursuant to the Company Articles, the Special State Share or applicable securities Laws, there are no outstanding obligations of the Company or any Company Subsidiary (1) restricting the transfer of, (2) affecting the voting rights of, (3) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (4) requiring the registration for sale of, (5) granting any preemptive or anti-dilutive rights with respect to or (6) making any payment based on the price or value of, any share capital or other equity interests of the Company or any Company Subsidiary.

(d)          Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for cash and/or securities having the right to vote) with the Company Shareholders on any matter.

(e)          There are no voting trusts or other agreements, commitments or understandings to which the Company or any Company Subsidiary (or to the Company’s Knowledge, a Company Shareholder) is a party with respect to the voting of the share capital or other equity interests of the Company or any Company Subsidiary.

Corporate Authority.

(a)          The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Company Shareholder Approval and Special State Share Approval, to perform its obligations under this Agreement and consummate the Transactions, including the Merger. The execution and delivery of this Agreement, the performance of the Company’s obligations under this Agreement, and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and no other corporate action or proceedings (pursuant to the Company Articles or otherwise) on the part of the Company are necessary to authorize the performance of the Company’s obligations under this Agreement or the consummation of, and to consummate, the Transactions, subject to, with respect to the Merger, the receipt of the Company Shareholder Approval and the Special State Share Approval and for the filing of the Merger Proposal and the Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger.

(b)          (i) The affirmative vote of the holders of a simple majority of the voting power of Company Shares represented at the Company Shareholders Meeting in person or by proxy and voting thereon to approve this Agreement and the Merger (such approval, the “Company Shareholder Approval”); and (ii) the approval to consummate the Transactions, including the Merger and the Special State Share Release, by the State of Israel pursuant to the Special State Share (the “Special State Share Approval”), are the only votes or consents of the holders of any class or series of the Company’s share capital necessary to approve this Agreement and to consummate the Transactions, including the Merger.

(c)          On or prior to the date hereof, the Company Board of Directors has duly adopted resolutions (i) determining that the terms of this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and the Company Shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) determining that it is in the best interests of the Company and the Company Shareholders, and declared it advisable, to enter into this Agreement, (iii) approving the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolving to recommend that the Company Shareholders approve this Agreement and the Transactions, including the Merger. As of the Agreement Date, none of the foregoing resolutions have been amended or withdrawn.

(d)          This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”).

Governmental Consents; No Violation.

(a)          Other than in connection with or in compliance with (i) the ICL, including the filing of the Merger Proposal and the Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) the filing of the Proxy Statement with the SEC and any amendments or supplements thereto, (iii) the Securities Act, (iv) the Exchange Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) any requisite clearances or approvals under any other applicable requirements of other Regulatory Laws of the jurisdictions set forth in Section 3.4(a) of the Company Disclosure Letter, (vii) any applicable requirements of the NYSE, (viii) the receipt of the Options Tax Ruling and the Withholding Tax Ruling and (ix) the Special State Share Approval, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          The execution and delivery by the Company of this Agreement do not, and, subject to the receipt of the Company Shareholder Approval and except as described in Section 3.4(a), the consummation of the Transactions and performance and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit or right under any Material Contract binding upon the Company or any Company Subsidiary or to which any of them are a party or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiary, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the Company Articles or the organizational or governing documents of any Company Subsidiary or (iii) conflict with or violate any Laws applicable to the Company or any Company Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Securities Filings and Financial Statements.

(a)          Since January 1, 2024, the Company has timely filed or furnished all forms, statements, schedules, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, schedules, documents and reports, the “Company Securities Filings”). As of their respective filing dates or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, the Company Securities Filings complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of the NYSE, the Sarbanes-Oxley Act of 2002, as amended, and none of the Company Securities Filings contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)          The consolidated financial statements (including all related notes and schedules) of the Company included or incorporated by reference in the Company Securities Filings when filed or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC, in each case in effect at the time of such filing, and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes) in conformity with International Financing Reporting Standards as issued by the International Accounting Standard Board (“IFRS”) applied on a consistent basis during the periods involved (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes).

(c)          The Company is not a party to, nor does it have any obligation or other commitment to become a party to, any joint venture, securitization transaction or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company Securities Filings.

Internal Controls and Procedures. The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and/or the Company Board of Directors, as applicable, (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and the Company Subsidiaries’ properties or assets that would or would be reasonably expected to have a material effect on the Company’s financial statements and (iv) regarding the reliability of financial reporting and the preparation of financial statements for external purposes. The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to provide reasonable assurance that all material information (financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such material information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended.

No Undisclosed Liabilities. There are no liabilities of the Company or any of the Company Subsidiaries of a type required by IFRS to be recorded as a liability on a consolidated balance sheet of the Company or in the notes thereto, other than: (i) liabilities disclosed or reserved for on the Company’s consolidated balance sheet as of September 30, 2025 (the “Company Balance Sheet Date”), (ii) liabilities incurred after the Company Balance Sheet Date in the ordinary course of business (none of which is a material liability arising from a material breach of or default under any Contract, breach of warranty, tort, infringement, violation of Law or any Proceeding), (iii) obligations expressly contemplated by, and fees and expenses incurred by, the Company in connection with this Agreement and the Transactions, (iv) liabilities for performance required under Contracts of the Company or a Company Subsidiary existing as of the date hereof or entered into after the date hereof as permitted under Section 5.1 (excluding liabilities arising out of any breach or default under such Contracts) and (v) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Absence of Certain Changes or Events. Since the Company Balance Sheet Date through the Agreement Date, (a) except for discussions, negotiations and activities related to this Agreement, the business of the Company and the Company Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice in all material respects and (b) there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Compliance with Law; Permits.

(a)          The Company and each Company Subsidiary is and has been since January 1, 2024 in compliance with, and not in default under or in violation of, any Laws applicable to the Company or such Company Subsidiary or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          The Company and the Company Subsidiaries are and have been since January 1, 2024 in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2024, all Company Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Company Permit and none of the Company or any Company Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit.

(c)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, none of the Company or any Company Subsidiary, nor any officer or director of, or, to the Company’s Knowledge, employee of or agent acting on behalf of, any of the foregoing in connection with the business of the Company or any Company Subsidiary, has (i) violated any applicable Anti-Corruption Law or (ii) offered, authorized, provided or given (or made attempts at doing any of the foregoing) any payment or thing of value to any Person, including a “foreign official” (as defined by the FCPA) in their official capacity, for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage.

(d)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, none of the Company nor any Company Subsidiaries have been subject to any actual, pending or, to the Company’s Knowledge, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, Proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company or any Company Subsidiary in any way relating to violations or alleged violations of applicable Anti-Corruption Laws.

(e)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, the Company and the Company Subsidiaries conducted their businesses in accordance with United States economic sanctions Laws administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and all other applicable Export Controls. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect since January 1, 2022, the Company and the Company Subsidiaries have maintained all records required to be maintained in the Company’s and the Company Subsidiaries’ possession as required under applicable Export Controls.

(f)          None of the Company or any Company Subsidiary, nor, to the Company’s Knowledge, any director, officer or employee of, or agent acting on behalf of, the Company or any Company Subsidiary, is, or is controlled or 50% or more owned by, one or more Persons targeted by sanctions administered by Israel, OFAC, the U.S. Department of Commerce Bureau of Industry or Security (BIS), the United Nations Security Council, the European Union, the United Kingdom or included on any sanctioned party list administered by OFAC (including the List of Specially Designated Nationals and Blocked Persons) or by the Israeli Ministry of Finance and Ministry of Defense (including the Trading with the Enemy Ordinance, 1939 and all implementing regulations, orders, and guidelines promulgated or issued under or by virtue of the foregoing). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any Company Subsidiary is subject to any pending or, to the Company’s Knowledge, threatened action by any Governmental Entity relating to Export Control compliance that would restrict its ability to engage in export transactions, bar it from exporting or otherwise limit its exporting activities or sales to any Governmental Entity. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, none of the Company or any Company Subsidiary has, since January 1, 2022, received any written notice of Export Control compliance deficiencies by the Company or any Company Subsidiary from OFAC or any other Governmental Entity or made any voluntary disclosures to OFAC or any other Governmental Entity of facts that could reasonably result in any action being taken or any penalty being imposed by a Governmental Entity against the Company or any Company Subsidiary. The Company has in place policies and procedures reasonably designed to promote compliance with all applicable Export Controls in all material respects.

Employee Benefit Plans.

(a)         Section 3.10(a) of the Company Disclosure Letter sets forth each material Company Benefit Plan as of the date hereof. For purposes of this Agreement, “Company Benefit Plan” means each (i) severance pay, salary continuation, pay in lieu of notice, employment, consulting, bonus, incentive, retention, change in control, compensation, shares option, shares purchase, shares unit, restricted shares, or other plan, agreement, practice, custom, arrangement, program or policy providing for equity or equity-based compensation or other forms of incentive or deferred compensation, fringe benefit, loan, relocation, repatriation, expatriation, health insurance, life insurance, disability insurance, retirement, provident fund, pension, profit sharing or deferred compensation plan, contract, program, fund, policy or arrangement of any kind; and (ii) other employee benefit plan, contract, program, fund, policy or arrangement (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic) and any trust, escrow or similar agreement related thereto, whether or not funded, in respect of any present or former employees, directors, officers or individual independent contractors of the Company or a Company Subsidiary that is sponsored, maintained, contributed to, or required to be contributed to, by the Company or a Company Subsidiary, or with respect to which the Company or a Company Subsidiary has or could reasonably be expected to have any material liability (excluding in each case any arrangement operated by a Governmental Entity).

(b)         The Company has made available a copy of each material Company Benefit Plan in existence as of the date hereof (including all amendments and attachments thereto) and the following items related to each such Company Benefit Plan (in each case, to the extent applicable): (i) each trust agreement and insurance contract under each Company Benefit Plan; (ii) each summary plan description and summary of material modifications of such description; (iii) the most recently filed annual report; and (iv) all material correspondence to or from any Governmental Entity since January 1, 2024 and the most recent IRS or other Tax authority determination or opinion. No Company Benefit Plan provides for post-retirement or other post-employment welfare benefits, other than health care continuation coverage as required by applicable Law or the full cost of which is borne by the employee or former employee (or any of their beneficiaries).

(c)          No Company Benefit Plan is subject to Title IV or Section 402 of ERISA or Section 412 or 4971 of the Code and none of the Company or any of its Subsidiaries maintains, sponsors, participates in, contributes to or is obligated to contribute to, or has in the past three (3) years contributed to, participated in, maintained or sponsored, or been required to contribute to or participate in or incurred any material liability with respect to any defined-benefit pension or retirement plans or plans subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA.  No Company Benefit Plan is, and neither the Company nor any of its ERISA Affiliates has, in the past six years, contributed to, or been obligated to contribute to, a “multiemployer plan”, a “multiple employer plan”, a plan subject to Section 413(c) of the Code or a “multiple employer welfare arrangement” (as such terms are defined in ERISA, the Code or other applicable statute or foreign equivalent Law).

(d)          Except as set forth in Section 3.10(d) of the Company Disclosure Letter and as set forth in Section 2.3 of this Agreement, neither the execution or delivery of this Agreement or the consummation of the Merger (alone or in combination with any other event) will (i) result in any material payment or benefit becoming due under any Company Benefit Plan; (ii) materially increase any compensation or benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any material payments or benefits under any Company Benefit Plan; (iv) cause the transfer or setting aside of any material assets to fund any compensation or benefits under any Company Benefit Plan; or (v) result in the payment of any amount or any benefits that could, individually or in combination with any other such payment or benefits, constitute an “excess parachute payment”, as defined in Section 280G(b)(1) of the Code, to any Participant.

(e)          With respect to each Company Option granted to a U.S. taxpayer, the per share exercise price was equal to the fair market value (within the meaning of Section 409A of the Code) of a Company Share on the date of grant and none of the Company Options are “incentive stock options” under Section 422 of the Code.

(f)          No Participant is entitled to any gross-up, make-whole or other additional payment from the Company or any Company Subsidiary in respect of any Taxes imposed under Section 4999 or 409A of the Code.

(g)         Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Company Benefit Plans and any related trusts comply with applicable Law, (ii) all liabilities of the Company and its Subsidiaries with respect to any Company Benefit Plans are funded to the extent required by applicable Law or the plan terms or have been accrued to the extent required by IFRS or other applicable accounting rules, (iii) each Company Benefit Plan (A) that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, may rely upon a favorable prototype opinion letter from the IRS as to its qualified status or has remaining a period of time under applicable Code regulations or pronouncements of the IRS in which to apply for such a letter and make any amendments necessary to obtain a favorable determination or opinion as to the qualified status, and (B) that is intended to qualify for special tax treatment meets all requirements for such treatment, and in each case, to the Company’s Knowledge, there are no facts or circumstances that could reasonably be expected to adversely affect such qualification or cause the imposition of any liability, penalty or Tax under applicable Laws, and (iv) other than routine claims for benefits, there are no Proceedings pending or to the Company’s Knowledge threatened against, involving or claiming any benefits arising under any Company Benefit Plan.

(h)          With respect to employees of the Company or any of its Subsidiaries whose employment is governed by Israeli law, (i) the severance liability with respect such employees is covered by the Section 14 arrangement of the Severance Pay Law, 1963, and (ii) all amounts that the Company and any of its Subsidiaries are legally or contractually required to either (A) deduct from such employees’ salaries and any other compensation or benefit or to transfer to such employees’ Company Benefit Plans or (B) withhold from such employees’ salaries and any other compensation or benefit and to pay to such employees (including as required by the Ordinance and its regulations, and the Israeli National Insurance Law, 1995 or otherwise), has been duly deducted, transferred, withheld and paid.

(i)          Each of the Company Equity Plans qualifies as a capital gains route plan under Section 102(b)(2) or 102(b)(3) of the Ordinance (a “102 Plan”) and has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA.  All Section 102 Awards were and are currently in full compliance with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the grant of Section 102 Awards only following the lapse of the required 30-day period from the filing of the 102 Plan with the ITA, the receipt of the required written consents from the option holders, the appointment of an authorized trustee to hold the Section 102 Awards, the receipt of the required Tax rulings from the ITA and the due deposit of such Section 102 Awards and all Section 102 Shares with the 102 Trustee. All Tax rulings, opinions, and filings by the Company with the ITA relating to a 102 Plan and any award thereunder have been made available to Parent.

Labor Matters.

(a)         Except as disclosed on Section 3.11(a) of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is a party to or bound by any works council, collective bargaining or labor agreement, other union agreement or representative body of employees (e.g., CIPA) (other than national, trade or industry-wide agreements outside of the United States) and (ii) no employees of the Company or any of its Subsidiaries have stability or job protection rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no labor related strikes, disputes, walkouts or other work stoppages pending or, to the Knowledge of the Company, threatened in writing, and, since January 1, 2024, neither the Company nor any of its Subsidiaries has experienced any such labor related strike, dispute, walkout or other work stoppage. To the Knowledge of the Company, there is no pending organizing campaign and no labor union or works council has made a pending written demand for recognition or certification, in each case, with respect to any employees of the Company or any of its Subsidiaries.

(b)          Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice, (ii) there are not any unfair labor practice charges, complaints or Proceedings against the Company or any of its Subsidiaries pending, or, to the Knowledge of the Company, threatened, (iii) there are not any pending, or, to the Knowledge of the Company, threatened, union grievances against the Company or any of its Subsidiaries and (iv) the Company and each of its Subsidiaries is in compliance with all applicable Laws with respect to labor relations, employment and employment practices, occupational safety and health standards, terms and conditions of employment, payment of wages, working hours, classification of employees, immigration, visa, work status, pay equity and workers’ compensation.

(c)          Since January 1, 2024, there has been no “mass layoff” or “plant closing” (as defined by the Worker Adjustment and Retraining Notification Act of 1988 or any similar state, local or non-U.S. Law) at any single site of employment operated by the Company or any of its Subsidiaries.

(d)          Since January 1, 2024, the Company and its Subsidiaries have not entered into any settlement agreements that involves complaints alleging sexual harassment, sexual misconduct, bullying or discrimination committed by any director, officer or other managerial employee of the Company or any of its Subsidiaries, and to the Knowledge of the Company, no such allegations have been made against any such director, officer or other managerial employee of the Company or any of its Subsidiaries.

(e)          Neither the Company nor any of its Subsidiaries (i) is, or since January 1, 2024 has been, a member of any employers’ association or organization, or (ii) has since January 1, 2024 made or, to the Company’s Knowledge, been required to pay, any payment (including professional organizational handling charges) to any employers’ association or organization. Except for extension orders which generally apply to all employees in Israel, no extension orders apply to any employees of the Company or its Subsidiaries.

(f)          The Company has made available to Parent a complete and correct list, in all material respects, as of no later than five (5) Business Days prior to the date hereof, that sets forth all employees of the Company and its Subsidiaries and describes for each such employee (to the extent permitted by Law) his or her (i) name or employee identification number, (ii) job title, (iii) work location, (iv) current base salary or wage rate, (v) incentive compensation opportunities for the year 2025, (vi) seniority, (vii) employing entity and (ix) with respect to employees working in Israel, union affiliation, if any.

Tax Matters.

Except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect:

(a)         all material Tax Returns required by Law to be filed with any Governmental Entity by the Company or any of the Company Subsidiaries have been timely filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all material respects, except with respect to matters contested in good faith or for which adequate reserves therefor in accordance with IFRS have been provided on the applicable financial statements;

(b)         each of the Company and the Company Subsidiaries has paid all material Taxes due and payable by the Company and each of the Company Subsidiaries, except with respect to matters contested in good faith or for which adequate reserves therefor in accordance with IFRS have been provided on the applicable financial statements;

(c)          there is no ongoing or pending Proceeding, or to the Company’s Knowledge, any Proceeding threatened, against the Company or the Company Subsidiaries in respect of any material Taxes;

(d)          neither the Company nor any of the Company Subsidiaries has been a distributing corporation or a controlled corporation within the meaning of Section 355(a)(1)(A) of the Code in a transaction intended to be governed by Section 355(a)(1) of the Code within the two (2) years prior to the date of this Agreement;

(e)          the Company or any of the Israeli Company Subsidiaries has not been a real property corporation (Igud Mekarke’in) within the meaning of such term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963 at any time since their incorporation;

(f)          there are no Liens for Taxes on any of the assets of the Company or any of the Company Subsidiaries, other than Permitted Liens; and

(g)          the Company and its Israeli Company Subsidiaries are duly registered for the purposes of Israeli value added tax (“VAT”), and the Company and each of the Israeli Company Subsidiaries has complied in all material respects with all requirements concerning VAT. The Company and its Israeli Company Subsidiaries (i) have not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies and other transactions and imports made by them, (ii) have collected and timely remitted to the relevant Governmental Entity all output VAT which are required to collect and remit under any applicable Law and (iii) have not received a refund for input VAT for which they are not entitled under any Law. No other non-Israeli Company Subsidiaries are required to effect Israeli VAT registration.

Litigation; Orders. Except as set forth in Section 3.13 of the Company Disclosure Letter, there is no Proceeding pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of their respective properties, rights or assets, nor is there any order, judgment, decree or injunction imposed or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of their respective properties, rights or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Intellectual Property.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or a Company Subsidiary is the sole and exclusive owner of all right, title and interest in and to all Company Intellectual Property, free and clear of all Liens (except for Permitted Liens), and all such Company Intellectual Property is valid and enforceable, and (ii) the Company Intellectual Property, together with all Intellectual Property that the Company and the Company Subsidiaries have valid and sufficient rights to use, constitutes all Intellectual Property used in the operation of the business of the Company and the Company Subsidiaries as currently conducted.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Proceedings (including any opposition, cancellation, revocation, review, or other proceeding (but excluding ex-parte proceedings in the ordinary course of Intellectual Property prosecution)) or claims are pending or, to the Company’s Knowledge, threatened in writing (i) challenging the ownership, enforceability, scope, validity or use by the Company or any of its Subsidiaries of any Company Intellectual Property or (ii) alleging that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the Intellectual Property of any Person.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2024, (i) to the Company’s Knowledge, no Person has infringed, misappropriated or otherwise violated any Company Intellectual Property and (ii) to the Company’s Knowledge, the operation of the business of the Company and its Subsidiaries has not infringed, misappropriated or otherwise violated the Intellectual Property of any other Person.

(d)          The Company and each of the Company Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material trade secrets that constitute Company Intellectual Property.

(e)          To the Knowledge of the Company, neither the Company nor any Company Subsidiary is using any Open Source Software in a manner that would require any Software that constitutes Company Intellectual Property (the “Company Software”) be (i) made available to any third Person, (ii) licensed to any Person for the purpose of modification or redistribution, or (iii) licensed to any third Person at no charge.

(f)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the IT Assets operate and perform as reasonably necessary for the operation of the business of the Company and the Company Subsidiaries as currently conducted, (ii) the IT Assets and the Company Software are free from any harmful or malicious code, files, scripts, agents or programs and (iii) since January 1, 2024, (A) no data security incident has occurred that resulted in the unauthorized or unlawful access to the IT Assets, or access to, or disclosure, exfiltration or acquisition of, Protected Information in the possession or control of the Company and the Company Subsidiaries, (B) the Company and the Company Subsidiaries have not suffered any failure, breakdown or continued substandard performance with respect to any of the IT Assets and (C) the Company and the Company Subsidiaries have taken commercially reasonable steps to implement, monitor and maintain safeguards designed to protect the continuous operation, integrity and security of the IT Assets and the data stored thereon or transmitted thereby.

(g)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have (i) obtained all licenses and consents, provided all notices and disclosures, and taken all other steps, in each case, required to be in compliance with applicable Laws in order to collect and use all Training Data and AI Inputs that have been collected or used by the Company and the Company Subsidiaries; and (ii) complied with all use restrictions and other requirements of any license, consent or other Contract governing the collection and use of such Training Data and AI Inputs by the Company and the Company Subsidiaries.

Privacy and Data Protection.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries, since January 1, 2024, have been and are currently in compliance with all applicable Information Privacy and Security Laws and the Company’s and its Subsidiaries’ external privacy policies, and (ii) since January 1, 2024, neither the Company nor any Company Subsidiary has (A) received any written complaint, demand letter, notice of claim or other communication from any Person relating to violation of any applicable Information Privacy and Security Laws, and to the Company’s Knowledge, no claims or investigations involving a violation of any applicable Information Privacy and Security Laws are currently pending against the Company or its Subsidiaries or (B) notified, or been required to notify, any Person in connection with a disclosure of Protected Information or a violation of any applicable Information Privacy and Security Laws.

Real Property.

(a)          Section 3.16(a) of the Company Disclosure Letter sets forth a list, as of the date hereof, of the addresses of all real property owned by the Company or any Company Subsidiary (the “Company Owned Real Property”). With respect to each Company Owned Real Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company or a Company Subsidiary has good and marketable fee simple title (or the applicable jurisdictional equivalent) to such Company Owned Real Property, free and clear of all Liens, other than Permitted Liens, (ii) there are no outstanding options to purchase or rights of first offer or refusal to purchase any such Company Owned Real Property or any portion thereof, (iii) neither the Company nor any Company Subsidiary has leased or otherwise granted to any Person the right to use or occupy such Company Owned Real Property or any portion thereof and (iv) there is no condemnation or other proceeding in eminent domain, pending or threatened in writing, affecting the Company Owned Real Property or any portion thereof or interest therein.

(b)          Section 3.16(b) of the Company Disclosure Letter sets forth a list, as of the date hereof, of any Contract pursuant to which the Company or any Company Subsidiary leases, subleases or occupies any real property that is material to the business of the Company and its Subsidiaries as currently conducted or as currently proposed to be conducted (the “Company Leased Real Property”, and such Contracts, the “Company Leases”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company or its Subsidiary has a good and valid leasehold, or contractual right to use or occupy, each Company Leased Real Property, subject to the terms of the applicable Company Lease, free and clear of all Liens, other than Permitted Liens, (ii) neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted to any Person the right to use or occupy each Company Leased Real Property or any portion thereof, (iii) each Company Lease is valid, binding and in full force and effect, subject to the Enforceability Limitations, (iv) no uncured default of a material nature on the part of the Company or, if applicable, any Company Subsidiary or, to the Company’s Knowledge, the landlord thereunder exists with respect to any Company Lease, and (v) to the Company’s Knowledge, there is no condemnation or other proceeding in eminent domain, pending or threatened in writing, affecting the Company Leased Real Property or any portion thereof or interest therein.

(c)          The Company Owned Real Property and the Company Leased Real Property are in adequate good operating condition, subject to normal wear and tear, and are sufficient for the conduct of the business of the Company and the Company Subsidiaries as currently conducted, in all material respects. Other than the Company Owned Real Property and the Company Leased Real Property, there is no real property used in the conduct of the business of the Company and the Company Subsidiaries as currently conducted.

Material Contracts.

(a)          Except for this Agreement, Section 3.17(a) of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of each Contract described below in this Section 3.17(a) to which the Company or any Company Subsidiary is a party, under which to the Knowledge of the Company the Company or any Company Subsidiary has any rights, responsibilities, obligations or liabilities, or to which the Company or any Company Subsidiary (or any of their respective properties or assets) is bound, in each case as of the date hereof, other than Company Benefit Plans listed on Section 3.10(a) of the Company Disclosure Letter (all Contracts of the type described in this Section 3.17(a), excluding non-disclosure agreements entered into in the ordinary course of business consistent with past practice for commercial arrangements, purchase or service orders, statements of work, quotations and sales acknowledgements and other similar documents, and whether or not set forth in Section 3.17(a) of the Company Disclosure Letter, being referred to herein as the “Material Contracts”):

(i)          any Contract relating to the acquisition by the Company or any of the Company Subsidiaries of any material business or material assets (whether by merger, sale of shares, sale of assets or otherwise) under which the Company or any Company Subsidiary has material obligations remaining to be performed or material liabilities continuing after the date hereof (including any continuing “earn-out” or other contingent payment obligations of the Company or any Company Subsidiaries), other than (A) the sale of products or services in the ordinary course of business or (B) purchases of supplies, inventory and equipment in the ordinary course of business;

(ii)          any material partnership, joint venture, limited liability company agreement (other than any such agreement solely between or among the Company and its wholly owned Subsidiaries) or similar material Contract;

(iii)          each Contract pursuant to which any amount of Indebtedness of the Company or any of the Company Subsidiaries in excess of $1,000,000 is outstanding or may be incurred by its terms, other than any Contract solely between or among the Company and its wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries;

(iv)          any Contract (A) containing any provision or covenant that materially limits the freedom of the Company or any of the Company Subsidiaries to (1) sell, supply, market or distribute any products or services of or to any other Person or in any geographic region, (2) engage in any line of business or (3) compete with or to obtain products or services from any Person, other than Contracts containing customary provisions restricting solicitation or hiring of employees or contractors and agreements with recruiting agencies pursuant to which such agencies are granted the exclusive right to identify candidates for employment or (B) requiring the Company or a Company Subsidiary to deal exclusively with, or to purchase its total requirements of any product or service from, a third party;

(v)          any Contract whereby (A) the Company or any of the Company Subsidiaries receives a license of material Intellectual Property from a third party or (B) the Company or any of the Company Subsidiaries grants a license to a third party of Company Intellectual Property, in the case of each of clauses (A) and (B) other than (1) licenses for commercially available, off-the-shelf software or services on standard or non-negotiated terms, (2) non-exclusive licenses granted by the Company or any of the Company Subsidiaries to its customers in the ordinary course of business, (3) Contracts related to Intellectual Property entered into with employees or third-party contractors in the ordinary course of business on the Company’s standard form that has been made available to Parent and (4) Contracts primarily for the provision of services where the granting or obtaining (or agreement to obtain) of any non-exclusive license of any Intellectual Property is incidental to the transactions contemplated in such Contract;

(vi)          each Contract between the Company or any of the Company Subsidiaries, on the one hand, and, on the other hand, any (A) present executive officer or director of either the Company or any of the Company’s Subsidiaries, or, to the Company’s Knowledge, any of their immediate family members or any entity in which such executive officer or director or his or her immediate family member has a material economic interest (other than customary indemnification agreements with the Company’s directors and officers) or (B) record or beneficial owner of more than 5% of the Company Shares outstanding as of the date hereof (other than Parent or any of its Subsidiaries); provided that the following Contracts will not be required to be listed on Section 3.17(a) of the Company Disclosure Letter, will not be required to be made available to Parent and will not be deemed a Material Contract for any purposes hereunder: (1) any Company Benefit Plan, (2) any Contract between the Company, on the one hand, and one or more wholly owned Company Subsidiaries, on the other hand, or between one or more wholly owned Company Subsidiaries or (3) any Contract between the Company or any Company Subsidiary, on the one hand, and Parent or any of its Subsidiaries, on the other hand;

(vii)          each Company Lease pursuant to which the current annual base rent is in excess of $500,000;

(viii)          each Contract in connection with access to or use of any material sea port or terminal facilities;

(ix)          each Contract that contains any material “most favored nations” provisions or minimum use, supply or display requirements that are binding on the Company or the Company Subsidiaries;

(x)          each Contract that grants any right of first refusal or right of first offer or that limits in any material respect the ability of the Company any Company Subsidiary to own, operate, sell, transfer, pledge or otherwise dispose of any businesses or material assets;

(xi)          each Contract not otherwise described in any other subsection of this Section 3.17(a) pursuant to which the Company (i) will or reasonably expects to receive annual revenue in excess of $50,000,000 or (ii) will be or reasonably expects to be obligated to pay payments in excess of $2,500,000 per year;

(xii)          each Contract with any Governmental Entity or in connection with any Governmental Grant; and

(xiii)          each Contract not otherwise described in any other subsection of this Section 3.17(a) that would be required to be filed as an exhibit on the Company’s Form 20-F as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) with respect to the Company.

(b)         Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, each Material Contract is (i) a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Company’s Knowledge, of the other parties thereto, in each case, subject to the Enforceability Limitations, and (ii) in full force and effect, except, in the case of clauses (i) or (ii), with respect to any Material Contract which expires by its terms (as in effect as of the Agreement Date) or which is terminated in accordance with the terms thereof by any party thereto in the ordinary course of business. Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, none of the Company or any Company Subsidiary is in breach of or default under any such Material Contract and no event has occurred that with notice or lapse of time or both gives any third party to a Material Contract the right to accelerate the maturity or performance of any Material Contract or the right to cancel, terminate or materially modify any Material Contract. Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, to the Company’s Knowledge, no other party to any such Material Contract is (with notice or lapse of time, or both) in breach thereof or default thereunder (and neither the Company nor any Company Subsidiary has waived or failed to enforce any material rights or material benefits under any Material Contract). The Company has made available to Parent prior to the date hereof true and complete copies of each Material Contract in effect as of the date hereof.

Environmental Matters. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a)  neither the Company nor any Company Subsidiary is in violation of any Environmental Law, (b) the Company and the Company Subsidiaries have all permits, licenses, registrations, certifications, approvals and other authorizations required under any Environmental Law (“Environmental Permits”) and the Company and the Company Subsidiaries are in compliance with such Environmental Permits, and (c) neither the Company nor any Company Subsidiary has released, transported, arranged for the transport or disposal of, or exposed any Person to, any Hazardous Substance and there are no Hazardous Substances on, at, under or migrating from any Company Owned Real Property or Company Leased Real Property, in each case, that would reasonably be expected to result in any liability, obligation or Proceeding under any Environmental Law or any Environmental Permit. As of the Agreement Date, no Proceeding is pending, or to the Company’s Knowledge, threatened, concerning or relating to the operations of the Company or any Company Subsidiary that alleges any liability or obligation arising under any Environmental Law or any Environmental Permit of the Company or any Company Subsidiary except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all current insurance policies and insurance Contracts of the Company and the Company Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary for companies of similar size in the same or similar lines of business and (b) all premiums thereunder, to the extent due, have been paid. Neither the Company nor any Company Subsidiary has received a notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts of the Company and the Company Subsidiaries (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Opinion of Financial Advisors. The Company Board of Directors has received an oral opinion from Evercore Group L.L.C. (“Evercore”), to be confirmed by delivery of a written opinion promptly after the execution and delivery of this Agreement, that, as of the date of such opinion and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be received by holders of Company Shares in the Merger is fair, from a financial point of view, to such holders other than the holders of Deemed Cancelled Shares and Converted Shares. The Company Board of Directors has also received an oral opinion from Barclays Bank PLC (“Barclays”), to be confirmed by delivery of a written opinion promptly after the execution and delivery of this Agreement, that, as of the date of such opinion and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration pursuant to the Merger is fair, from a financial point of view, to the holders of Company Shares (other than the holders of Deemed Cancelled Shares and Converted Shares).

Anti-Takeover Laws. Except with respect to the Special State Share Approval, assuming the accuracy of Parent’s and Merger Sub’s representations and warranties set forth in Section 4.8, (a) the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Transactions any Takeover Statute or any similar provisions in the Company Articles; and (b) the Company has no rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

Finders and Brokers. Other than Evercore and Barclays, neither the Company nor any Company Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon or as a result of the consummation of the Transactions, including the Merger. A complete and correct copy of the engagement letter with each of Evercore and Barclays, respectively, has been made available to Parent on a confidential basis prior to the date hereof.

Affiliate Transactions. Other than compensation payable to officers and directors and employee expense reimbursement obligations and except to the extent not required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act, there are no existing Contracts, transactions, Indebtedness or other arrangements between the Company or any Company Subsidiary, on the one hand, and any of the directors or officers of the Company and the Company Subsidiaries, on the other hand.

Minimal Fleet. The Company maintains at least 11 seaworthy Company Vessels that are fully owned by the Company, either directly or indirectly through Company Subsidiaries, at least three of which are capable of carrying general cargo.

Company Vessels; Maritime Matters.

(a)        The Company has made available to Parent a complete and correct list, as of December 31, 2025, of the vessels owned, leased, managed or operated by the Company or a Company Subsidiary (the vessels required to be scheduled thereon, the “Company Vessels”), including its name, owner, time charter attached to it, International Maritime Organization number, date of the delivery, size and category. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Vessel is, in all material respects, (i) lawfully documented and duly registered in the name of its registered owner under the Laws where such Company Vessel is registered, (ii) each such Company Vessel and owner of such Company Vessel complies in all material respects with all applicable Laws to which such Company Vessel is registered, (iii) is seaworthy and maintained in class, (iv) has all national and international operating and trading certificates and endorsements that are required for the operation of such Company Vessel in the trades and geographic areas in which it is operated, each of which is valid, and (v) the Company or the applicable Company Subsidiary is qualified to own and operate the Company Vessels under applicable Laws, including the Laws of each Company Vessel’s flag state.

(b)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there has not been any incident on or with respect to any Company Vessel since the date of its most recent Inspection or, with respect to any Company Vessel which has not been inspected, since the date of this Agreement and (ii) the Company Vessels are in substantially the same condition as at the date of their respective Inspection or the date of this Agreement, subject to ordinary wear and tear, and (iii) no Company Vessel is subject to requisition of title or other compulsory acquisition, requisition, appropriation, expropriation, nationalization, deprivation, forfeiture or confiscation for any reason by any Governmental Entity or other competent authority, whether de jure or de facto, but excluding requisition for use or hire not involving requisition of title.

No Other Representations. Except for the representations and warranties contained in Article IV and the certificate delivered pursuant to Section 7.3(c) (and notwithstanding the delivery or disclosure to the Company or its Representatives of any documentation, projections, estimates, budgets, forecasts, plans or other information), the Company agrees and acknowledges that (x) none of Parent, Merger Sub, any of their respective Representatives or any other Person makes, or has made, any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement or the Transactions, and the Company is not relying on any representation, warranty or other information of any Person, and (y) it has not relied upon or otherwise been induced by any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company or its Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or its Representatives in expectation of the Transactions or the accuracy or completeness of any of the foregoing, except in each case for the representations and warranties explicitly set forth in Article IV or the certificate delivered pursuant to Section 7.3(c).  The Company further agrees and acknowledges that, except for the representations and warranties explicitly set forth in Article IV or the certificate delivered pursuant to Section 7.3(c), (i) no representation or warranty is being or has been made with respect to any estimate, projection, prediction, data or forecast and it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of Parent and (ii) in making its determination to proceed with the Transactions, including the Merger, the Company has relied on the results of its own independent investigation and the terms of this Agreement and has not relied directly or indirectly on any material or information made available to Company, its Representatives or any other Person.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Qualification, Organization, etc. Each of Parent and Merger Sub is duly organized, incorporated or registered, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, incorporated or registered (in the case of good standing, to the extent such jurisdiction recognizes such concept). Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Authority. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, and consummate the Transactions, including the Merger. On or prior to the date hereof, the Parent Management Board and the Parent Supervisory Board have duly adopted resolutions (a) approving the execution and delivery by Parent of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein, including the payment of the Exchange Fund and (b) determining that this Agreement and the Transactions, including the Merger, are advisable and fair to, and in the best interests of, Parent. As of the Agreement Date, such resolutions have not been amended or withdrawn. The Merger Sub board of directors has adopted resolutions (w) determining that the terms of this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and its sole shareholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, (x) determining that it is in the best interests of Merger Sub and its sole shareholder, and declared it advisable, to enter into this Agreement, (y) approving the execution and delivery by Merger Sub of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein and (z) resolving to recommend that Parent approve and adopt this Agreement and the Transactions, including the Merger, in its capacity as the sole shareholder of Merger Sub. As of the Agreement Date, such resolutions have not been amended or withdrawn. No other corporate action or proceedings (including any shareholder approval) on the part of Parent or Merger Sub are necessary to authorize the performance of Parent’s or Merger Sub’s obligations under this Agreement, or the consummation of, and to consummate, the Transactions, including the Merger. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that such enforcement may be subject to Enforceability Limitations.

Governmental Consents; No Violation.

(a)         Other than in connection with or in compliance with (i) the ICL, including the filing of the Merger Proposal and the Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger, (ii) the filing of the Proxy Statement with the SEC and any amendments or supplements thereto, (iii) the Securities Act, (iv) the Exchange Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) any requisite clearances or approvals under any other applicable requirements of Regulatory Laws of the jurisdictions set forth in Section 3.4(a) of the Company Disclosure Letter and (vii) the receipt of the Options Tax Ruling and the Withholding Tax Ruling, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by Parent and Merger Sub of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)         The execution and delivery by Parent and Merger Sub of this Agreement do not, and, except as described in Section 4.3(a), the consummation of the Transactions and the performance and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Contract binding upon Parent or any Parent Subsidiary or to which any of them are a party or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any Parent Subsidiary, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the organizational or governing documents of the Parent or the organizational or governing documents of any Parent Subsidiary or (iii) conflict with or violate any Laws applicable to Parent or any Parent Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Compliance with Law. Parent and Merger Sub are, and have been since formation, in compliance with, and not in default under or in violation of, any Laws applicable to Parent or Merger Sub or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Litigation; Orders. There is no Proceeding pending or, to Parent’s Knowledge, threatened against Parent or Merger Sub or any of their respective properties or assets, nor is there any order or injunction imposed or, to Parent’s Knowledge, threatened against Parent or Merger Sub or any of their respective properties or assets, that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Sufficient Funds. Parent has, and will have at the Closing, access to all of the funds that are necessary for it to pay the aggregate Merger Consideration and consummate the Transactions, including the Merger, and to perform its obligations under this Agreement, including payment of all fees and expenses incurred or payable by Parent or Merger Sub in connection with the Transactions. Parent understands and acknowledges that its obligations under this Agreement are not in any way contingent upon or otherwise subject to or conditional upon Parent’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent.

Finders and Brokers. Other than Bank of America Europe DAC,  Zweigniederlassung Frankfurt am Main, neither Parent nor Merger Sub has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon or as a result of the consummation of the Transactions, including the Merger.

Share Ownership. Neither Parent nor any Parent Subsidiary (or any Person referred to in Section 320(c) of the ICL with respect to Parent or any Parent Subsidiary) directly or indirectly owns or has any rights to acquire as of the date hereof any Company Shares.

Information Supplied. None of the information relating to Parent and the Parent Subsidiaries supplied or to be supplied by Parent, Merger Sub or any of their respective Affiliates specifically for inclusion or incorporation by reference in the Proxy Statement or any amendment thereof will, at the date it is first filed with the SEC or when first mailed to the Company Shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Merger Sub. The authorized share capital of Merger Sub is comprised of 1,000 ordinary shares of Merger Sub of no par value each, all of which are outstanding and validly issued to Parent. Parent is the sole beneficial and record shareholder of Merger Sub. Since its date of formation, Merger Sub has not engaged in any activities other than those incident to its formation or in connection with this Agreement and the Transactions. Without limiting the generality of the foregoing, Merger Sub has no, and as of the Effective Time will not have any, outstanding Indebtedness of any kind. At the Effective Time, Merger Sub will be disregarded as an entity separate from Parent for U.S. federal income tax purposes.

Solvency. Neither Parent nor Merger Sub is entering into this Agreement or consummating the Transactions with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Each of Parent and Merger Sub is not liable to be wound-up under any Law, and, assuming satisfaction of the conditions set forth in Section 7.2(a) and Section 7.3(b), each of Parent and, to Parent’s Knowledge, the Surviving Company will, after giving effect to all of the Transactions, including the payment of the Merger Consideration and the payment of all other amounts required to be paid by Parent or Merger Sub in connection with the consummation of the Transactions and the payment of all related fees and expenses, not be subject to any winding-up under any Law and will be solvent, in each case, at and immediately after the Effective Time. As used in this Section 4.11, the term “solvent” means, with respect to a particular date, that on such date, (a) the amount of the fair saleable value of the assets of the Surviving Company and its Subsidiaries, taken as a whole, will exceed the amount that will be required to pay the probable debt (including contingent debt) of the Surviving Company and its Subsidiaries, taken as a whole, as such debt becomes absolute and matured, (b) the sum of the assets, at a fair valuation, of the Surviving Company and its Subsidiaries will exceed their debts (including the probable amount of all contingent debt), (c) the Surviving Company and its Subsidiaries have not incurred debts beyond its ability to pay such debts as such debts mature or become due, and (d) the Surviving Company and its Subsidiaries has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 4.11, “debt” means any liability on a right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and “fair salable value” means the amount that may be realized if the aggregate assets of the Surviving Company (including goodwill) are sold as an entirety with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable business enterprises.

No Other Representations. Except for the representations and warranties contained in Article III and the certificate delivered pursuant to Section 7.2(d) (and notwithstanding the delivery or disclosure to Parent or Merger Sub or their respective Representatives of any documentation, projections, estimates, budgets, forecasts, plans or other information), each of Parent and Merger Sub agrees and acknowledges that (x) none of the Company, any of its Representatives or any other Person makes, or has made, any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement or the Transactions, and neither Parent nor Merger Sub is relying on any representation, warranty or other information of any Person, and (y) it has not relied upon or otherwise been induced by any express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided or made available to Parent or Merger Sub or their respective Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing, except in each case for the representations and warranties explicitly set forth in Article III or the certificate delivered pursuant to Section 7.2(d). Each of Parent and Merger Sub further agrees and acknowledges that, except for the representations and warranties explicitly set forth in Article III or the certificate delivered pursuant to Section 7.2(d), (i) no representation or warranty is being or has been made with respect to any estimate, projection, prediction, data or forecast and it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Company and (ii) in making its determination to proceed with the Transactions, including the Merger, each of Parent and Merger Sub has relied on the results of its own independent investigation and the terms of this Agreement and has not relied directly or indirectly on any material or information made available to Parent, Merger Sub, their respective Representatives or any other Person.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS
PENDING THE MERGER

Conduct of Business by the Company Pending the Closing. Except (i) as expressly set forth in Section 5.1 of the Company Disclosure Letter; (ii) expressly contemplated or required by this Agreement; (iii) as required by applicable Law; or (iv) with the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed) from the date hereof to the earlier of the Effective Time and any termination of this Agreement in accordance with Section 8.1, the Company will, and will cause each Company Subsidiary to, use its reasonable best efforts to (A) conduct the business of the Company and the Company Subsidiaries in the ordinary course of business in all material respects and (B) preserve intact in all material respects its assets, properties, goodwill and Material Contracts and its material relationships with third parties, key employees and Governmental Entities. In addition, and without limiting the generality of the foregoing, except (w) as expressly set forth in Section 5.1 of the Company Disclosure Letter; (x) as expressly contemplated or required by this Agreement; (y) as required by applicable Law; or (z) with the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed) from the Agreement Date to the earlier of the Effective Time and any termination of this Agreement in accordance with Section 8.1, the Company will not, and will cause each Company Subsidiary not to, directly or indirectly, whether by merger, consolidation or otherwise, do any of the following:

(a)         amend, modify, waive, rescind, change or otherwise restate the Company’s or any Company Subsidiary’s articles of association, certificate of incorporation, bylaws or equivalent organizational documents, including any terms of the Special State Share, except, in the case of any Company Subsidiary, amendments that are not related to the Special State Share and which would not reasonably be expected to, directly or indirectly, have, individually or in the aggregate, a Company Material Adverse Effect;

(b)          authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding share capital or other equity interests (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary) (other than dividends or distributions made (x) by the Company in accordance with the dividend policy set forth in Section 5.1(b) of the Company Disclosure Letter or (y) by any wholly owned Company Subsidiary to the Company or any wholly owned Company Subsidiary) or enter into any agreement and arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any of its capital stock or other equity interests or securities;

(c)          split, combine, subdivide, reduce or reclassify any shares of its share capital or other equity interests, or redeem, purchase or otherwise acquire any of its share capital or other equity interests, or issue or authorize the issuance of any of its share capital or other equity interests or any other securities in respect of, in lieu of or in substitution for, shares of its share capital or other equity interests, except for the acceptance of Company Shares as payment of the exercise price of Company Options or for withholding Taxes in respect of Company Options;

(d)         issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in the share capital, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” share, “phantom” share rights, share appreciation rights or share based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Company Options (except as otherwise required by the express terms of any Company Options as of the date hereof and this Agreement), other than (A) issuances of Company Shares in respect of any exercise of Company Options outstanding on the date hereof or the vesting or settlement of Company Options outstanding on the date hereof, in all cases in accordance with their respective terms as of the date hereof, (B) sales of Company Shares pursuant to the exercise of Company Options if necessary to effectuate an optionee direction upon exercise or pursuant to the settlement of Company Options in order to satisfy Tax withholding obligations, in each case in accordance with the terms of such Company Options as in effect on the date hereof, or (C) issuances of equity securities by any wholly owned Company Subsidiary to any other wholly owned Company Subsidiary;

(e)          except (i) as required by the terms of a Company Benefit Plan in effect as of the date hereof or entered into after the date hereof not in contravention of this Section 5.1(e) or (ii) as required in accordance with the applicable collective bargaining agreement of the Company or any Company Subsidiary in effect as of the date hereof, (A) grant, pay or increase any severance, change in control, retention or termination pay or equity-based compensation to any Participant, (B) establish, adopt, enter into, extend, materially amend or terminate any Company Benefit Plan (or any arrangement that would constitute a Company Benefit Plan, if it were in existence on the date hereof) or collective bargaining agreement, other than the extension of the current collective bargaining agreement with the Company’s employees in Israel; provided that any such extension shall (1) be on terms, taken as a whole, no less favorable to the Company than the terms set forth in Section 5.1(e) of the Company Disclosure Letter and (2) not increase the aggregate financial obligations of the Company beyond those reflected in the terms set forth in Section 5.1(e) of the Company Disclosure Letter, (C) increase the compensation or benefits of any Participant, except for the greater of (x) increases within the framework set forth in the 2026 Budget or 2027 Budget, as applicable, and (y) increases to an employee’s base salary that do not exceed an annualized raise rate equal to the Israeli CPI for the preceding year, which in each case shall not be deemed a material amendment for purposes of clause (B), (D) take any action to accelerate the vesting, funding or payment of any compensation or benefits under any Company Benefit Plan, (E) grant any Participant right to reimbursement, indemnification or payment for any Taxes, including any Taxes incurred under Section 409A or Section 4999 of the Code, (F) except for a termination resulting from a resignation of employment, terminate the employment of any employee with an annual base salary of $200,000 or above, other than for cause, and (G) except for the replacement of an employee who resigned or was terminated (not in breach of this Section 5.1) with an employee of equivalent title and responsibilities, salary and benefits substantially similar to those of the employee being replaced, hire, engage or promote any director, officer, employee or an individual service provider with an annual base salary of $200,000 or above;

(f)          other than as set forth in the 2026 Budget or 2027 Budget, as applicable, acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any material assets, properties, vessels or equity interests in any Person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations, except for transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries;

(g)          liquidate (completely or partially), dissolve, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of the Company and/or the Company Subsidiaries) or adopt any plan or resolution providing for any of the foregoing;

(h)          make or forgive any loans, advances or capital contributions to, or investments in, any other Person, except for (A) loans solely among the Company and its wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries, (B) advances for reimbursable employee expenses, (C) investments in other Persons not to exceed $500,000 in the aggregate, (D) follow-on investments in the entities listed in Section 5.1(h) of the Company Disclosure Letter not to exceed $2,500,000 per entity and $15,000,000 in the aggregate, or (E) extensions of credit to customers and vendors in the ordinary course of business;

(i)          sell, lease, license, encumber, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any Company Vessel or any of its material properties, rights or assets (including shares in the capital of the Company or the Company Subsidiaries), except (A) dispositions of obsolete or worthless equipment, (B) in the ordinary course of business or (C) pursuant to sales, leases, licenses, transfers or exchanges of assets solely among the Company and its Subsidiaries or solely among Company Subsidiaries;

(j)          make any capital expenditures that are in the aggregate greater than 110% of the capital expenditure amounts set forth in the 2026 Budget or 2027 Budget, as applicable, or enter into agreements or arrangements providing for capital expenditures in the foregoing amounts, except to the extent reasonably necessary for emergency repairs or to maintain the safety and integrity of the Company’s assets or operations;

(k)          make any material changes to the cash management or investment policies of the Company, including with respect to the maturity profile of the Company’s fixed income portfolio held for investment purposes;

(l)          (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract outside of the ordinary course of business, (B) materially amend, modify, extend or terminate (other than renewals or non-renewals occurring in the ordinary course of business) any Material Contract or (C) waive or release any material rights or claims thereunder or assign the same to a third party (other than the Company or any wholly owned Company Subsidiary);

(m)       commence (other than any collection action in the ordinary course of business), waive, release, assign, compromise or settle any Proceeding (whether or not the Company or any Company Subsidiary is a plaintiff or defendant), other than the compromise or settlement of any claim, litigation or proceeding that is not brought by Governmental Entities and that: (A) is for an amount not to exceed, for any such compromise or settlement individually, $1,000,000, or in the aggregate, $4,000,000, and (B) does not impose any material injunctive or non-monetary relief on the Company and the Company Subsidiaries and does not involve the admission of material wrongdoing by the Company, any Company Subsidiary or any of their respective officers or directors;

(n)         change in any material respect any financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by IFRS or applicable Law;

(o)        (A) other than in the ordinary course of business, make or change any material Tax election, (B) change any material method of Tax accounting, (C) file any material amended Tax Return, (D) enter into any closing agreement or seek any ruling from any Governmental Entity, in each case with respect to material amounts of Taxes, (E) surrender any right to claim a material Tax refund or (F) waive or extend the statute of limitations with respect to any material Tax or material Tax Return;

(p)          (A) incur, assume, endorse, guarantee or otherwise become liable for any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (1) draw-downs on credit facilities existing as of the Agreement Date and renewals or refinancings of any loans or credit facilities existing as of the Agreement Date that do not increase the aggregate principal amount thereof by more than $50,000,000 or (2) the incurrence and repayment of any Indebtedness solely among the Company and its wholly owned Company Subsidiaries or solely among its wholly owned Company Subsidiaries or (B) other than in the ordinary course of business, incur, assume, endorse, guarantee, issue, sell or otherwise become liable for any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements);

(q)          terminate, abandon, withdraw or modify or waive in any material respect any right under any material Company Permit or material Environmental Permit;

(r)          adopt or otherwise implement any shareholder rights plan, “poison-pill” or other comparable agreement; or

(s)          agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding the foregoing in this Section 5.1, the Company and its Subsidiaries’ failure to take any action prohibited by clauses (a) through (s) of this Section 5.1 shall not be a breach of the first sentence of this Section 5.1.

Conduct of Business by Parent and Merger Sub Pending the Closing. Each of Parent and Merger Sub agrees that, from the Agreement Date through the earlier of the Effective Time and any termination of this Agreement pursuant to Section 8.1, it shall not, and shall cause its respective Affiliates not to, take any actions (including any actions with respect to a third party), which are intended to or would reasonably be expected to, individually or in the aggregate, result in any of the conditions set forth in Section 7.1 or Section 7.2 being prevented or materially delayed from being satisfied or have a Parent Material Adverse Effect.

No Control. Nothing contained in this Agreement will give Parent or Merger Sub or any of their respective Affiliates, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement will give the Company, directly or indirectly, the right to control or direct Parent’s or any Parent Subsidiary operations prior to the Effective Time.

Clear Market. From the Agreement Date through the earlier of the Effective Time and any termination of this Agreement pursuant to Section 8.1, Parent and Merger Sub shall not, and shall cause their respective Affiliates not to, directly or indirectly, (a) acquire or agree to acquire by merging or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests (or other instruments convertible into or exercisable for equity interests) or (b) enter into or agree to enter into any material license, joint venture or similar Contract, in the case of each of clauses (a) and (b), that would reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, approval from, or avoiding a Proceeding by, any Governmental Entity necessary to consummate the Transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Transaction or (C) result in a Parent Material Adverse Effect.

No Solicitation by the Company.

(a)         From the Agreement Date through the earlier of the Effective Time and any termination of this Agreement pursuant to Section 8.1, except as explicitly permitted by Section 5.5(b) and Section 5.5(d), the Company shall not, and shall cause each of the Company Subsidiaries and its and their Representatives to not, directly or indirectly, (i) solicit, initiate, engage in, knowingly encourage or knowingly facilitate any inquiry, proposal, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (an “Inquiry”) (it being understood and agreed that any act expressly permitted or required by this Section 5.5 (such as informing Persons of the provisions of this Section 5.5) will not in and of itself be deemed to “solicit,” “encourage” or “facilitate” for purposes of, or otherwise constitute a violation of, this Section 5.5); (ii) furnish or cause to be furnished to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any non-public information with respect to any Inquiries or the making of any proposal that constitutes, or would be reasonably expected to result in, an Acquisition Proposal; (iii) enter into, continue or maintain discussions or negotiations with any Person (other than Parent, Merger Sub or any other Parent Subsidiary) with respect to an Inquiry or an Acquisition Proposal (other than informing Persons of the provisions set forth in this Section 5.5); (iv) approve, endorse, recommend, agree to or accept, or publicly propose to approve, endorse, recommend, agree to or accept, any Acquisition Proposal; (v) submit to a vote of its shareholders any Acquisition Proposal; (vi) withdraw, amend, qualify or modify, in each case in a manner adverse to Parent in any material respect, the Company Board Recommendation, or fail to include the Company Board Recommendation in the Proxy Statement; (vii) if a tender offer or exchange offer that constitutes an Acquisition Proposal is commenced (other than by Parent, Merger Sub or any other Parent Subsidiary), fail to recommend against acceptance of such Acquisition Proposal within ten (10) Business Days after the commencement thereof in any solicitation or recommendation statement filed or furnished with the SEC (any action referred to in the foregoing clauses (iv), (v), (vi) or (vii), a “Change of Recommendation”); provided that a written notice delivered by the Company to Parent pursuant to Section 5.5(d)(i) stating the Company has received a Superior Proposal, shall not, in and of itself, constitute a Change of Recommendation, or (viii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument providing for an Acquisition Proposal. The Company will, and will cause the Company Subsidiaries to, promptly after the execution and delivery of this Agreement cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party with respect to any Acquisition Proposal. The Company shall (A) within five (5) Business Days after the date hereof, request in writing that each Person that, within the last twelve (12) months, has executed a confidentiality agreement in connection with, or had access to any physical or electronic data room relating to, the consideration of an Acquisition Proposal or potential Acquisition Proposal promptly destroy or return to the Company all nonpublic information furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of such confidentiality agreement and (B) within one (1) Business Day after the date hereof, terminate access to any physical or electronic data rooms relating to the consideration of an Acquisition Proposal or potential Acquisition Proposal by any such Person and its Representatives. It is understood that any breach of the provisions of this Section 5.5 by any Company Subsidiary or any Representative of the Company or any Company Subsidiary shall constitute a breach by the Company.

(b)         Notwithstanding anything to the contrary in Section 5.5(a), if the Company or any of the Company Subsidiaries or any of its or their respective Representatives receives a bona fide Acquisition Proposal from any third party at any time prior to the Company Shareholders Meeting, and provided there has otherwise been no breach in any material respect of Section 5.5(a) that resulted in the making of such Acquisition Proposal, the Company and its Representatives may, prior to the Company Shareholders Meeting, take any of the following actions if the Company Board of Directors has determined, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law: (i) furnish or cause to be furnished non-public information to and afford access to the business, employees, officers, contracts, properties, assets, books and records of the Company and the Company Subsidiaries to the third party that made such Acquisition Proposal and its Representatives, pursuant to an executed (and the Company and/or Company Subsidiaries may enter into a) customary confidentiality agreement, which shall have terms at least as restrictive as those terms contained in the Confidentiality Agreement and shall not prohibit compliance by the Company with any of the provisions of this Agreement (provided that the Company shall not be required to include any “standstill” provision in such confidentiality agreement), including this Section 5.5; or (ii) enter into, engage in and continue thereafter (so long as such Acquisition Proposal continues to constitute or would reasonably be expected to lead to a Superior Proposal) discussions or negotiations with the third party that made such Acquisition Proposal and its Representatives with respect to such Acquisition Proposal.

(c)         Promptly (and in any event within 48 hours) following receipt of any Acquisition Proposal or any Inquiry, the Company will advise Parent in writing of the receipt of such Acquisition Proposal or Inquiry and the identity of the third party making such Acquisition Proposal or Inquiry and the Company will provide to Parent copies of such Acquisition Proposal or Inquiry. The Company agrees that it will substantially concurrently provide to Parent any material non-public information concerning the Company or any of the Company Subsidiaries that it provides to any other third party in connection with any such Acquisition Proposal that has not previously been provided to Parent. In addition, the Company will keep Parent informed on a reasonable and prompt basis of any material developments regarding the Acquisition Proposal or any change to the terms or status of the Acquisition Proposal or Inquiry, and shall provide Parent with copies of any documents exchanged in connection therewith within 48 hours of such exchange.

(d)         Notwithstanding anything herein to the contrary, at any time prior to the Company Shareholders Meeting, the Company Board of Directors may (i) in the case of an Intervening Event or if the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent pursuant to this Section 5.5(d)) cause the Company to effect a Change of Recommendation and/or (ii) if the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent pursuant to this Section 5.5(d)), and provided there has otherwise been no breach in any material respect of Section 5.5(a) that resulted in such Superior Proposal, cause the Company to terminate this Agreement pursuant to Section 8.1(i) and to enter into a definitive written agreement providing for such Superior Proposal simultaneously with the termination of this Agreement, in the case of each of clauses (i) and (ii), if the Company Board of Directors has determined in good faith, after consultation with outside financial advisors and outside legal counsel, that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided that the Company Board of Directors may not make a Change of Recommendation or, in the case of a Superior Proposal, terminate this Agreement pursuant to Section 8.1(i), unless:

(i)          the Company has provided prior written notice to Parent at least four (4) Business Days in advance (the “Notice Period”) of taking such action, which notice will advise Parent of the material circumstances giving rise to the Change of Recommendation, and, in the case of a Superior Proposal, that the Company Board of Directors has received a Superior Proposal, and include the identity of the third party and copies of the written agreements with respect thereto;

(ii)          during the Notice Period, the Company has negotiated with Parent in good faith (if and to the extent Parent desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute a Superior Proposal, or, in the case of an Intervening Event, the failure to make such a Change of Recommendation (after consultation with outside financial advisors and outside legal counsel) would no longer reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(iii)          the Company Board of Directors has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to in writing by Parent, if any, and after consultation with its outside financial advisor and outside legal counsel, that, in the case of a Superior Proposal, such Superior Proposal remains a Superior Proposal or, in the case of an Intervening Event, that the failure to make such a Change of Recommendation would continue to reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

If during or after the Notice Period any material revisions are made to the Superior Proposal, the Company will deliver a new written notice to Parent and will comply with the requirements of this Section 5.5(d) with respect to such new written notice; provided, however, that, for purposes of this sentence, references to the four (4) Business Day period above will be deemed to be references to a two (2) Business Day period.

(e)         Nothing contained in this Agreement will prevent the Company, or the Company Board of Directors, from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9, Rule 14e-2 or Item 1012(a) of Regulation M-A under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to the Company’s shareholders if the Company Board of Directors (after consultation with outside legal counsel) concludes that its failure to do so would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that this Section 5.5(e) shall not permit the Company or the Company Board of Directors to make a Change of Recommendation or to terminate this Agreement pursuant to Section 8.1(i), except in each case to the extent permitted by, and in compliance with, Section 5.5(d).

Preparation of the Proxy Statement; Company Shareholders Meeting.

(a)          As promptly as reasonably practicable and in any event within thirty (30) days following the date hereof (unless otherwise agreed in writing by the Company and Parent), the Company shall prepare and cause to be filed with the SEC the Proxy Statement. Parent shall, as promptly as reasonably practicable, furnish to the Company all information reasonably requested by the Company concerning Parent or Merger Sub, and provide such other assistance, as the Company may reasonably request in connection with the preparation, filing and distribution of the Proxy Statement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and shall promptly provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand. The Company shall provide Parent and its outside legal counsel and other Representatives a reasonable opportunity to review and comment on any drafts of the Proxy Statement, and any amendments or supplements thereto, and related correspondence and filings with the SEC, and shall consider in good faith all comments reasonably proposed by Parent. The Company shall respond to any comments from the SEC with respect to the Proxy Statement as promptly as reasonably practicable, and Parent shall cooperate in good faith in connection therewith.

(b)         If prior to the Effective Time any change occurs with respect to information supplied by Parent or Merger Sub for inclusion in the Proxy Statement that is required by Law to be described in an amendment of the Proxy Statement, such Party will reasonably promptly notify the Company of such change, and Parent, Merger Sub and the Company will cooperate in the prompt filing with the SEC of any necessary amendment to the Proxy Statement, and, as required by Law, in disseminating the information contained in such amendment to the Company’s shareholders.

(c)         If prior to the Effective Time any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, that is required by Law to be described in an amendment of the Proxy Statement, the Company will reasonably promptly notify Parent and Merger Sub of such event or change, and the Company, Parent and Merger Sub will cooperate in the prompt filing with the SEC of any necessary amendment to the Proxy Statement, and, as required by Law, in disseminating the information contained in such amendment to the Company’s shareholders.

(d)         The Company shall, concurrently with the filing of the Proxy Statement with the SEC, and in accordance with applicable Law and the Company Articles, duly call, give notice of, convene and hold an extraordinary general meeting of the Company Shareholders for the purpose of seeking the Company Shareholder Approval (as such general meeting may be adjourned or postponed under Section 5.6(e), the “Company Shareholders Meeting”) as soon as reasonably practicable after the date hereof, and the Company shall submit such proposals to the Company Shareholders at the Company Shareholders Meeting and shall not submit any other proposal to the Company Shareholders in connection with the Company Shareholders Meeting (other than any proposals submitted by Company Shareholders which the Company is required to add to the agenda of the Company Shareholders Meeting under the ICL and the regulations promulgated thereunder and the Company Articles) without the prior written consent of Parent; provided that, in the event the Company receives a proposal submitted by a Company Shareholder (whether or not required to be added to the agenda of the Company Shareholders Meeting in accordance with this clause), then the Company shall promptly provide written notice to Parent, together with a copy of such proposal to Parent, and consult with Parent in good faith regarding such proposal. The Company shall comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to the ICL and the regulations promulgated thereunder and the Company Articles.

(e)         Notwithstanding anything to the contrary contained in this Agreement, (i) except as set forth in clause (ii) or (iii), the Company shall not adjourn or postpone the Company Shareholders Meeting without Parent’s prior written consent, (ii) without Parent’s prior written consent, the Company may adjourn or postpone the Company Shareholders Meeting (A) after consultation with Parent (to the extent practicable under the circumstances), to the extent necessary to ensure that any supplement or amendment to the Proxy Statement required by applicable Law is provided to the Company Shareholders within the amount of time required by applicable Law in advance of the Company Shareholders Meeting or (B) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Company Shareholders Meeting or to obtain the Company Shareholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Company Shareholder Approval; provided that the total duration of any such adjournments or postponements under this clause (ii) shall not exceed forty-five (45) days from the original date of the Company Shareholders Meeting in the aggregate without Parent's prior written consent (unless required by applicable Law) and (iii) the Company shall adjourn or postpone the Company Shareholders Meeting at the written request of Parent no more than once, for a total of up to fourteen (14) days in the aggregate. Unless a Change of Recommendation has been made in accordance with Section 5.5, the Company shall (A) solicit from Company Shareholders proxies in favor of the approval of this Agreement and the Transactions, including the Merger, and (B) include the Company Board Recommendation in the Proxy Statement.

Section 5.7.          Merger Proposal; Certificate of Merger.

(a)          Subject to the ICL, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as applicable, take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL (and, in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 5.7(a) accordingly): (i) the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as promptly as practicable following the Agreement Date, cause a merger proposal (in the Hebrew language) in a form reasonably satisfactory to Parent and the Company (the “Merger Proposal”) to be prepared and executed in accordance with Section 316 of the ICL and shall further cause all documents required to be submitted to the Companies Registrar in connection with the Merger to be prepared and filed within the timeframes prescribed by, and in full compliance with, the ICL; (ii) the Company and Merger Sub shall (and Parent shall cause Merger Sub to) deliver and file the executed Merger Proposal with the Companies Registrar within three (3) days after the calling of the Company Shareholders Meeting in accordance with the terms of this Agreement and Section 317(a) of the ICL; (iii) the Company and Merger Sub, as applicable, shall (and Parent shall cause Merger Sub to) cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar; (iv) promptly after the Company and Merger Sub, as applicable, shall have complied with Section 5.7(a)(iii) and with clauses (v)(A) and (v)(B) of this Section 5.7(a), but in any event no more than three (3) Business Days following the date on which such notice was sent to the creditors, the Company and Merger Sub, as applicable, shall (and Parent shall cause Merger Sub to) inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL; (v) each of the Company and, if applicable, Merger Sub, shall (and Parent shall cause Merger Sub to): (A) publish a notice to its respective creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company and Merger Sub may mutually agree, in (x) two (2) daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, and (y) a popular newspaper outside of Israel as may be required by applicable Law, within three (3) Business Days from the date of submitting the Merger Proposal to the Companies Registrar; (B) if applicable, within four (4) Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the ICL) that the Company or Merger Sub (or, with respect to Merger Sub, Parent), as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (A); and (C) send to the Company’s “employees committee” (Va’ad Ovdim), or display in a prominent place at the Company’s premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (v)(A)(x) of this Section 5.7(a)), no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar; (vi) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval; and (vii) subject to, and as promptly as practicable after, the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or (to the extent permitted) waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted) waiver of such conditions at the Closing), in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, (A) request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar and (B) deliver to the Companies Registrar the subsequent notice of the occurrence of the Closing, including a final affidavit signed by an authorized officer of each of the Company and Merger Sub, as applicable, stating that no shareholder or creditor of the Company or Merger Sub, as applicable, nor the Israeli Competition Commissioner, has objected to the Merger. Notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 5.7(a), “Business Day” shall have the meaning set forth in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the ICL.

(b)        Parent, in its capacity as the sole shareholder of Merger Sub, undertakes to approve the Merger as set forth in Section 5.8. No later than three (3) days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Merger Sub Shareholder Approval. On the date that the Company Shareholder Approval is obtained, Parent, in its capacity as the sole shareholder of Merger Sub, shall (i) determine that the terms of the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and its sole shareholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) determine that it is in the best interests of Merger Sub and its sole shareholder, and declare it advisable, to enter into this Agreement, (iii) approve the execution and delivery by Merger Sub of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein and (iv) approve and adopt this Agreement.

Monitoring. From the Agreement Date through the earlier of the Effective Time and any termination of this Agreement pursuant to Section 8.1, the Company shall provide to Parent a report setting forth the cash and cash equivalents of the Company and the Company Subsidiaries on a consolidated basis (determined in accordance with IFRS) as of the last day of each calendar month, together with bank statements or reports provided by Company and the Company Subsidiaries supporting the determination thereof (which, for the avoidance of doubt, shall not require the disclosure of any competitively sensitive or proprietary business information), within fourteen (14) Business Days after the last day of each calendar month.

ARTICLE VI
ADDITIONAL AGREEMENTS

Access; Confidentiality. Subject to applicable Law, the Company will, and will cause each of the Company Subsidiaries to, as reasonably required for the purpose of consummating and effectuating the Transaction and integration planning, afford to Parent and the Representatives of Parent reasonable access, upon reasonable advance notice, during the period from the Agreement Date and continuing until the earlier of the Effective Time and any termination of this Agreement in accordance with Section 8.1, to its and their respective Representatives, properties, books, Contracts, commitments and records, and, during such period, the Company will, and will cause each of the Company Subsidiaries to, furnish reasonably promptly to Parent all other information concerning its and their respective business, properties, Contracts, assets, liabilities and personnel as Parent may reasonably request (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company or any Company Subsidiary); provided, however, that the Company will not be required to permit such access or make such disclosure, to the extent it determines, after consultation with outside counsel, that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a third party, (ii) result in the loss or waiver of any attorney-client privilege, (iii) result in the disclosure of any trade secret or (iv) violate any Law (provided, however, that in each case the Company will inform Parent of the general nature of the document or information being withheld and use its reasonable best efforts to provide such portion or description of the document or information (including through redaction, clean team arrangements or other procedures) in a manner that would not result in violation of Contract, loss or waiver of such privilege, disclosure of trade secret or violation of Law, as applicable); provided, further, that the Company will not be required to disclose (A) any materials of the Company and the Company Board of Directors to the extent pertaining to the valuation of the Company or the negotiation, consideration and execution of this Agreement or (B) except as required pursuant to, and without limiting any of the rights and obligations contained in, Section 5.5, any Acquisition Proposal or Inquiry or the deliberations of the Company Board of Directors with respect thereto. Notwithstanding anything contained in this Agreement to the contrary, the Company will not be required to provide any access or make any disclosure to Parent pursuant to this Section 6.1 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Subsidiaries, on the one hand, and Parent or any of its Subsidiaries, on the other hand, are adverse parties. All information exchanged pursuant to this Section 6.1 shall be subject to the Confidentiality Agreement.

Special State Share. Parent and Merger Sub acknowledge that the State of Israel holds a special state share of the Company (the “Special State Share”), the principal terms of which are as follows as of the Agreement Date:

(a)         the Company shall remain incorporated and registered in the State of Israel, with its headquarters and principal and registered office domiciled in Israel;

(b)         subject to certain exceptions, the Company must maintain a minimal fleet of 11 seaworthy vessels that are fully owned by the Company, either directly or indirectly through Company Subsidiaries, at least three of which must be capable of carrying general cargo. Subject to certain exceptions, any transfer of vessels in violation thereof shall be invalid unless approved in advance by the State of Israel pursuant to the mechanism set forth in the Company Articles;

(c)         at least a majority of the members of the Company Board of Directors, including its Chairperson and Chief Executive Officer, must be Israeli citizens;

(d)        the State of Israel must provide prior written consent for any holding or transfer or issuance of shares that confers possession of 35% or more of the Company’s issued share capital, or that provides control over the Company, including as a result of a voting agreement;

(e)        any transfer of Company Shares that confers its owner with a holding of more than 24% but not more than 35% of the Company’s issued share capital will require an advance notice to the State of Israel which will include full details regarding the proposed transferor and transferee, the percentage of shares to be held by the transferee after the transfer and relevant details regarding the transaction, including voting agreements and agreements for the appointment of directors (if any). If the State of Israel shall be of the opinion that the transfer of shares may possibly harm the security interests of the State of Israel or any of its vital interests, or that it has not received the relevant information for the purpose of reaching its decision, the State of Israel shall be entitled to serve notice, within 30 days, that it objects to the transfer, giving reason for its objection. In such circumstances, the party requesting the transfer may initiate proceedings in connection with this matter with the competent court, which will consider and rule on the matter;

(f)          the State of Israel must consent in writing to any winding-up, merger or spin-off, except for certain mergers with Company Subsidiaries that would not impact the Special State Share or the minimal fleet criteria set forth herein;

(g)       the Company must provide governance, operational and financial information to the State of Israel similar to information that it provides to its shareholders. In addition, the Company must provide the State of Israel with particular information related to Company’s compliance with the terms of the Special State Share and other information reasonably required to safeguard the State of Israel’s vital interests; and

(h)         any amendment, review or cancellation of the rights afforded to the State of Israel by the Special State Share must be approved in writing by the State of Israel prior to its effectiveness.

Efforts to Consummate.

(a)         Subject to the terms and conditions herein provided, each of Parent, Merger Sub and the Company shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as promptly as reasonably practicable after the date hereof the Transactions, including the Merger, including (i) preparing and filing or otherwise providing, in consultation with the other Party, as promptly as reasonably practicable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings and other documents and using reasonable best efforts to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Transactions, including the Merger (including the Options Tax Ruling and/or the Withholding Tax Ruling, as and if applicable, and the Special State Share Approval), and (ii) using reasonable best efforts to take all actions as may be necessary, subject to the limitations in this Section 6.3, to obtain (and cooperating fully with each other in obtaining) all such waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations, including promptly responding to and providing such other information to any Governmental Entity as such Governmental Entity may request in connection therewith.

(b)          Each of Parent, Merger Sub and the Company shall, and shall cause their respective Subsidiaries to, (i) cooperate with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including by any Governmental Entity or pursuant to any Proceeding initiated by a third party; (ii) keep the other Party and/or its counsel promptly informed of any communication received by such Party from, or given by such Party to, any Governmental Entity and of any communication received or given in connection with any Proceeding by a third party, in each case, regarding any of the Transactions; (iii) give each other reasonable advance notice of any meeting or conference regarding the Transactions with such Governmental Entity, and to the extent permitted by the applicable Governmental Entity, give the other Party and/or its counsel the opportunity to attend and participate in such meetings and conferences; (iv) consider in good faith the views of the other Party and keep the other Party reasonably informed of the status of matters related to the Transactions; and (v) permit the other Party and/or its counsel to review in advance, with reasonable time and opportunity to comment, give reasonable consideration to the other Party’s comments thereon, and consult with each other in advance of any proposed submission, filing or communication (and documents submitted therewith) intended to be given by it to a Governmental Entity in connection with the Transactions; provided that, notwithstanding the foregoing, Parent shall control the strategy for pursuing the actions set forth in this Section 6.3 and coordinate the development of the positions to be taken or the actions to be requested in any filing or submission with a Governmental Entity in connection with the Transactions or in connection with any Proceeding relating to the Transactions; provided, further, that Parent shall consult in advance with, and shall consider in good faith the views and comments of, the Company with respect to such strategy, positions, actions, filings and submissions. Each Party may, as it deems advisable and necessary after consultation with outside counsel, (A) redact materials (x) for legal privilege, (y) to remove references concerning the valuation of the businesses of the Company and the Company Subsidiaries and (z) to remove sensitive personal information and (B) reasonably designate any competitively sensitive material to be provided to the other Party under this Section 6.3(b) (excluding any materials relating to Tax matters) on a clean-team, counsel or outside counsel only basis, as applicable.

(c)        Without limiting anything in this Section 6.3, each of Parent and Merger Sub shall, and shall cause its respective Affiliates to, take promptly any and all steps necessary or reasonably advisable or as may be required by any Governmental Entity to avoid or eliminate each and every impediment and obtain all permits and requisite clearances or approvals under any applicable requirements of Regulatory Laws of the jurisdictions set forth in Section 3.4(a) of the Company Disclosure Letter, in each case, that may be required by any Governmental Entity so as to enable the Parties to consummate the Transactions, including the Merger (other than the Special State Share Approval, which shall be governed by Section 6.3(d)), including (A) committing to and effecting, by consent decree, hold separate order, trust or otherwise, or selling, divesting, licensing or otherwise disposing of, or holding separate and agreeing to sell, divest, license or otherwise dispose of, any assets or businesses of the Company or its Subsidiaries or of Parent or its Subsidiaries, (B) terminating, amending or assigning existing relationships and contractual rights and obligations of the Company and/or its Subsidiaries or of Parent and/or its Subsidiaries, (C) requiring the Company or any of its Subsidiaries or Parent or any of its Subsidiaries to grant any right or commercial or other accommodation to, or enter into any material commercial contractual or other commercial relationship with, any third party, (D) imposing limitations on the Company or its Subsidiaries or Parent or its Subsidiaries with respect to how they own, retain, maintain, conduct or operate all or any portion of their respective businesses or assets and (E) entering into any mitigation, consent or similar agreement, implementing any order or adopting any conditions issued by a Governmental Entity; provided that any such action is conditioned upon the consummation of the Transactions (any action of the type described in any of clauses (A) through (E), a “Remedial Action”); provided, however, that, notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its Affiliates shall be required to take or accept or agree or commit to take or accept (and the Company and the Company Subsidiaries shall not, without the prior written consent of Parent, take or accept or agree or commit to take or accept) any Remedial Actions that, individually or in the aggregate, would (x) have a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole, as measured relative to the size of the Company and its Subsidiaries, taken as a whole, regardless of whether such actions are imposed on, or affect, Parent, the Company or any of their respective Subsidiaries, or (y) have a material adverse effect on Parent and its Subsidiaries’ freedom of action with respect to, or their ability to exercise rights of ownership or control with respect to, the Company and its Subsidiaries (or their businesses), taken as a whole (any such Remedial Actions described in clause (x) or (y), a “Regulatory Burdensome Condition”).

(d)

(i)          Subject to the limitations in this Section 6.3(d), Parent shall use its reasonable best efforts to obtain (and to obtain the Special State Share Approval of) an irrevocable and perpetual release of the Company and its Affiliates (including Parent and its Affiliates after the Merger) from all rights and obligations relating to the Special State Share (such release, the “Special State Share Release”), which Special State Share Release may be obtained pursuant to a transaction (a “Special State Share Assumption”) whereby:

(A)          Parent shall, or shall cause its Subsidiaries (including the Company and its Subsidiaries) to, effective as of the Effective Time, in accordance with the Binding Framework Agreement, (1) sell, transfer, convey or assign at least eleven (11) qualifying vessels to the Israeli Partner and (2) sell, transfer, convey, assign or lease to, or otherwise provide to or arrange for, the Israeli Partner such other assets, employees and services as necessary to permit the Israeli Partner to comply with the rights and obligations of the Special State Share;

(B)          the Israeli Partner shall enter into, and Parent shall use its reasonable best efforts to cause the Israeli Partner (including by using its reasonable best efforts to enforce the terms of the Binding Framework Agreement with respect to FIMI (it being agreed that Parent shall consult with the Company regarding any such enforcement and provide the Company with the opportunity to participate in any discussions or Proceedings relating thereto in addition to the Company’s rights set forth in Section 6.3(d)(vi))) to enter into, a binding assumption agreement or other instrument of novation with the State of Israel (in each case in form and substance acceptable to the State of Israel), which shall be conditioned upon the Closing and effective as of the Effective Time, pursuant to which the Israeli Partner assumes and agrees to be bound by, and the State of Israel acknowledges such assumption of, the rights and obligations of the Special State Share;

(C)          the articles of association of the Israeli Partner shall be amended to reflect the rights and obligations relating to the Special State Share, which rights and obligations shall be fully assumed by the Israeli Partner, effective as of the Effective Time; and

(D)          the terms of the Special State Share, the Company Articles and any related Contract shall be amended, modified or irrevocably and perpetually waived as necessary to effect the Special State Share Release (including the Special State Share Approval with respect thereto) effective as of the Effective Time.

(ii)          Parent has provided the Company with a true, correct and complete copy of the Binding Framework Agreement, which has been duly executed by Parent and FIMI, as in effect as of the Agreement Date. Parent shall not agree to amend any provision of, or waive any of its rights under, or otherwise terminate or modify in any respect, the Binding Framework Agreement in a manner that would reasonably be expected to materially impair or materially delay the consummation of the Merger without the prior written consent of the Company. In furtherance of this Section 6.3(d), Parent shall comply with its obligations under the Binding Framework Agreement and use its reasonable best efforts to (A) enforce its rights under the Binding Framework Agreement (it being agreed that Parent shall consult with the Company regarding any such enforcement and provide the Company with the opportunity to participate in any discussions or Proceedings relating thereto in addition to the Company’s rights set forth in Section 6.3(d)(vi)), (B) enter into, and to cause FIMI to enter into, definitive agreements effecting the Special State Share Assumption that are consistent in all respects with the provisions set forth in the Binding Framework Agreement and (C) to the extent consistent with the terms of the Binding Framework Agreement, cause FIMI to (1) use its reasonable best efforts to consummate (and obtain the Special State Share Approval of) the Special State Share Assumption and (2) agree to any reasonable amendments or modifications to the Special State Share Assumption that are not materially adverse to FIMI and that would not constitute a Special State Share Burdensome Condition.

(iii)          For purposes of this Section 6.3(d), Parent’s reasonable best efforts shall include, subject to the limitations in this Section 6.3(d), (A) in the event that the State of Israel expresses ongoing reservations or indicates deficiencies with the Israeli Partner such that Special State Share Approval is not expected to be reached in a timely manner or the Israeli Partner does not accept any actions or commitments required by the State of Israel, to the extent consistent with the terms of the Binding Framework Agreement, seeking an alternative Israeli Partner reasonably expected to be approved by the State of Israel, following consultation with the Company, on terms that are, subject to clause (B), consistent with the terms of the Binding Framework Agreement and (B) agreeing to or implementing reasonable amendments or modifications to the Binding Framework Agreement or other reasonable undertakings with respect to the Company and the Company Subsidiaries required by the State of Israel; provided that nothing in this Agreement shall require Parent to agree to or implement any amendment or modification to the Binding Framework Agreement (or the Special State Share Assumption) or other undertaking which would require the consent of the Israeli Partner without the prior written consent of the Israeli Partner; provided, further, that any such action or commitment is conditioned upon the consummation of the Transactions (other than a confidentiality commitment).

(iv)          In connection with the foregoing, the Company shall use its reasonable best efforts to cooperate with Parent and the Israeli Partner to consummate the Special State Share Assumption (and obtain the Special State Share Approval of the Special State Share Release), including by (1) providing the Israeli Partner reasonable due diligence materials related to the assets and properties of the Company and the Company Subsidiaries that will be acquired by the Israeli Partner in connection with the Special State Share Assumption, in the manner and scope provided to Parent and subject to the Israeli Partner’s agreement to a confidentiality agreement on substantially the same terms as the Confidentiality Agreement, (2) entering into any definitive agreements with the Israeli Partner necessary or advisable to carry out the transactions contemplated by the Binding Framework Agreement (provided that the Company and the Company Subsidiaries will not be required to enter into any definitive agreements with the Israeli Partner that will be effective prior to the Effective Time) and (3) using its reasonable best efforts to obtain any consents and waivers required to be obtained from any third party to permit the sales, transfers, conveyances, assignments, leases and other provisions and arrangements contemplated by the Special State Assumption.

(v)          Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its Affiliates shall be required to take or accept or agree or commit to take or accept (and the Company and the Company Subsidiaries shall not, without the prior written consent of Parent, take or accept or agree or commit to take or accept), any actions or commitments that, individually or in the aggregate, would (1) have a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole, as measured relative to the size of the Company and its Subsidiaries, taken as a whole, regardless of whether such actions are imposed on, or affect, Parent, the Company or any of their respective Subsidiaries (including any actions or commitments that, individually or in the aggregate, would reasonably be expected to violate any cargo acceptance or other material Law applicable to Parent or its Subsidiaries (including the Company and its Subsidiaries)), (2) have a material adverse effect on Parent and its Subsidiaries’ freedom of action with respect to, or their ability to exercise rights of ownership or control with respect to, the Company and its Subsidiaries (or their businesses), taken as a whole (including any actions or commitments that, individually or in the aggregate, would reasonably be expected to materially impair the economic, financial or operational synergies reasonably expected to be realized from the Transactions), (3) require Parent or any of its Affiliates (including the Company and its Subsidiaries after the Merger) to hold any equity investment in the Israeli Partner or any of its Affiliates or (4) cause Parent or any of its Affiliates (including the Company and its Subsidiaries after the Merger) to be, or remain, subject to any of the rights or obligations relating to the Special State Share (any action or commitment described in clause (1), (2), (3) or (4), a “Special State Share Burdensome Condition”).

(vi)          In the event that the Israeli Partner fails to comply with any of its obligations under the Binding Framework Agreement in a manner that would reasonably be expected to materially impair or materially delay the consummation of the Merger, then, in addition to any rights which Parent may have vis-a-vis the Israeli Partner, the Company shall have the right, in its sole discretion, to demand that Parent commence and pursue, and Parent shall, as promptly as reasonably practicable thereafter commence and pursue, appropriate Proceedings in accordance with the dispute resolution provisions of the Binding Framework Agreement to enforce the fulfillment of the Israeli Partner’s obligations under the Binding Framework Agreement (any such Proceeding, an “Enforcement Action”); provided that the Company shall be responsible for, and shall reimburse on demand, any reasonable and documented out-of-pocket expenses (including legal fees and expenses provided that counsel is selected by the Company) incurred by Parent or any of its Affiliates in connection with any Enforcement Action.  Following the commencement of an Enforcement Action, the Company shall have the right to receive copies of all letters, court documents, pleadings, notices and other communications, and periodic updates, relating to such Enforcement Action, and shall be entitled to advise Parent as to the strategy and management of such Enforcement Action in all respects (including participation in any discussions or negotiations with the Israeli Partner in connection therewith). The Company shall manage any Enforcement Action together with Parent through counsel of its own choosing, and such counsel shall advise and assist in connection with any discussions or negotiations.  Parent shall keep the Company and the Company’s counsel reasonably informed in advance of any proposed settlement or other agreement relating to an Enforcement Action, and Parent shall not enter into any such settlement or other agreement that would reasonably be expected to materially impair or materially delay the consummation of the Merger without the Company’s prior written consent.

Publicity. From the Agreement Date until earlier of the Effective Time and any termination of this Agreement pursuant to Section 8.1, neither the Company nor Parent, nor any of their respective Subsidiaries, shall issue or cause the publication of any press release or other public announcement or disclosure with respect to the Merger, the other Transactions or this Agreement without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of such press release or other public announcement or disclosure with respect to the Merger, the other Transactions or this Agreement, in which event such Party shall use its reasonable best efforts to provide a meaningful opportunity to the other Party and its Representatives to review and comment upon such press release or other announcement or disclosure in advance of its issuance or publication and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by such other Party and its Representatives; provided, however, that (a) the Parties shall not be required by this Section 6.4 to provide any such review or opportunity to comment to the other Party relating to any dispute between the Parties relating to this Agreement; (b) each Party may make statements that are consistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 6.4 or make statements regarding the actual or expected financial impact (including earnings guidance) of the Transactions on such Party; and (c) the obligations set forth in this Section 6.4 shall not apply to any communication with respect to any Acquisition Proposal, Superior Proposal or a Change of Recommendation, in each case to the extent permitted by, and made in accordance with, Section 5.5.

D&O Insurance and Indemnification.

(a)        For seven (7) years from and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, indemnify and hold harmless all current or former directors or officers of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against all claims, liabilities, judgments, fines, fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any Proceeding (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the Transactions)), arising out of or pertaining to the fact that such Indemnified Party is or was, at or prior to the Effective Time, a director or officer of the Company or any Company Subsidiary or serving at the request of the Company or any Company Subsidiary as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law. In the event of any such Proceeding, (x) each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such Proceeding from the Surviving Company within ten (10) Business Days of receipt by the Surviving Company from the Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law, the Surviving Company’s memorandum and articles of association (or comparable organizational documents) or any applicable indemnification agreement, to repay such advances if it is ultimately determined by final non-appealable adjudication that such Person is not entitled to indemnification; and (y) the Surviving Company will cooperate in the defense of any such matter. Notwithstanding anything to the contrary contained in this Agreement, Parent shall not (and Parent shall cause the Surviving Company not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation, unless such settlement, compromise, consent or termination includes a customary release of all of the Indemnified Parties covered by the claim, action, suit, proceeding or investigation from all liability arising out of such claim, action, suit, proceeding or investigation.

(b)         For seven (7) years after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, cause to be maintained in effect the provisions in (i) the Company Articles and (ii) any indemnification agreement of the Company or a Company Subsidiary with any Indemnified Party as in existence on the date of this Agreement, except to the extent that such agreement provides for an earlier termination, in each case, regarding elimination of liability, indemnification of any Indemnified Party and advancement of expenses as in existence on the date hereof, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions).

(c)         At or prior to the Effective Time, the Company shall purchase a seven (7)-year prepaid “tail” policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company Subsidiaries with respect to matters arising at or prior to the Effective Time (the “D&O Insurance”); provided, however, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than three hundred percent (300%) of the last aggregate annual premium paid by the Company prior to the date hereof for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”), and, if the cost of such “tail” policy would otherwise exceed the Base Amount, the Company shall be permitted to purchase only as much coverage as is available for an aggregate premium not in excess of the Base Amount. The Company shall in good faith cooperate with Parent prior to the Closing with respect to the procurement of such “tail” policy, including with respect to the selection of the broker, available policy price and coverage options. After the Effective Time, Parent shall cause the Surviving Company to maintain such D&O Insurance in full force and effect for the seven (7)-year term of such policy.

(d)         In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.5. The rights and obligations under this Section 6.5 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The Parties acknowledge and agree that the Indemnified Parties shall be third party beneficiaries of this Section 6.5, each of whom may enforce the provisions thereof.

Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions. No Change of Recommendation shall change, or be deemed to change, or permit the Company or the Company Board of Directors to change, in any manner or respect, the approval of the Company Board of Directors for purposes of causing any Takeover Statute to be inapplicable to the Merger or any of the other Transactions.

Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement. For the avoidance of doubt, any violation of the obligations of Merger Sub under this Agreement shall also be deemed to be a breach of this Agreement by Parent.

Employee Matters.

(a)          Parent shall assume, honor and fulfill all of the Company Benefit Plans in accordance with their terms as in effect immediately prior to the date hereof or as subsequently amended or terminated as permitted pursuant to the terms of such Company Benefit Plans and this Agreement. Effective as of the Effective Time and for a period of twelve (12) months thereafter, Parent shall, or cause its Subsidiaries (including the Surviving Company and the Company Subsidiaries) to, provide to each employee of the Company and the Company Subsidiaries as of immediately prior to the Effective Time who continues to be employed by Parent or any Subsidiary thereof after the Effective Time (the “Continuing Employees”), (i) base salary or hourly wage rate that is no less favorable than the base salary or hourly wage rate provided to such Continuing Employee immediately prior to the Closing Date, (ii) short-term cash incentive compensation opportunities that are no less favorable than the short-term cash incentive compensation opportunities in effect for such Continuing Employee immediately prior to the Closing Date, (iii) severance payments and benefits that are no less favorable than the severance payments and benefits in effect for such Continuing Employee immediately prior to the Closing Date, and (iv) other compensation (including long-term incentive compensation opportunities), benefits and perquisites (for purposes of clarity, excluding one-off awards, retention, change in control compensation, defined benefit pension or post-employment health, severance and welfare benefits) that, with respect to each Continuing Employee, are substantially comparable in the aggregate to such other compensation, benefits and perquisites provided to such Continuing Employee immediately prior to the Closing Date (it being understood that cash incentive opportunities of equivalent value (as of immediately prior to the Closing Date) substituted for equity or equity-based long-term incentive compensation opportunities shall be considered substantially comparable to such equity or equity-based long-term incentive compensation opportunities). Notwithstanding anything contained herein to the contrary, with respect to any Continuing Employee covered by a collective bargaining agreement or other labor agreement, for a period of at least twelve (12) months following the Closing (or as otherwise agreed in writing by the Company and Parent), the terms and conditions of employment (including compensation and benefits) applicable to such Continuing Employee shall be governed by the terms of the applicable collective bargaining agreement or other labor agreement, as in effect from time to time; provided that such terms shall be no less favorable than the terms of the applicable collective bargaining agreement or other labor agreement as in effect on the Agreement Date and subject to applicable Law.

(b)          For purposes of vesting, eligibility to participate, level of benefits and benefit accruals under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), Parent shall, or shall cause the Company or any of its Subsidiaries to, provide each Continuing Employee with credit for his or her years of service with the Company and any respective predecessors before the Closing Date; provided that the foregoing service credit shall not be required to apply (x) to the extent that its application would result in a duplication of benefits with respect to the same period of service or (y) with respect to any defined benefit pension plan benefits. In addition, and without limiting the generality of the foregoing, (i) Parent shall use its reasonable best efforts, and shall cause the Company and its Subsidiaries to use their reasonable best efforts, to cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans providing health or welfare benefits, and (ii) for purposes of each New Plan providing health or welfare benefits to any Continuing Employee during the plan year in which the Closing Date occurs, Parent shall use its reasonable best efforts, and shall cause the Company and its Subsidiaries to use their reasonable best efforts, to cause (x) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents and (y) any eligible expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year during which the Closing Date occurs to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)          If, at least ten (10) Business Days prior to the Effective Time, Parent provides written notice to the Company directing the Company to terminate its 401(k) plan(s), the Company shall terminate any and all 401(k) plans effective as of the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”). In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company Board of Directors at least two (2) Business Days prior to the day on which the Effective Time occurs; provided that, reasonably in advance of amending or terminating the Company’s 401(k) plan(s), the Company shall provide Parent with the form and substance of any applicable resolutions or amendments for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed). If the Company 401(k) plan(s) are terminated pursuant to this Section 6.8(c), then as soon as reasonably practicable following the 401(k) Termination Date, Parent shall permit all Continuing Employees who were eligible to participate in such Company 401(k) plan(s) immediately prior to the 401(k) Termination Date to participate in Parent’s 401(k) plan and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) plan (and shall use reasonable best efforts to permit the rollover of any outstanding participant loans) to Parent’s 401(k) plan, except to the extent accepting such transfers would adversely affect the tax-qualified status of Parent’s 401(k) plan or as may be prohibited by Parent’s 401(k) plan

.

(d)         Between the date hereof and the Effective Time, any broad-based written notices or communication materials (including website postings) from the Company or its Affiliates, or Parent or its Affiliates, to their respective employees with respect to the Transactions or employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the Transactions or employment thereafter shall be subject to the prior review and approval of Parent or the Company, as applicable (not to be unreasonably withheld, conditioned or delayed), except to the extent that the information contained in such materials are consistent with materials previously agreed with Parent or previous press releases, public disclosures or public statements made by the Company in compliance with Section 6.4 of this Agreement.

(e)         Without limiting the generality of this Section 6.8, Parent shall honor all obligations under any Company Benefit Plan that is a short-term cash incentive compensation plan or arrangement (a “Cash Bonus Plan”) with respect to the Company’s fiscal year in which the Closing occurs and shall make all payments and determinations thereunder in accordance with the terms of such Cash Bonus Plan and consistent with past practice solely to the extent such payments have not been made by the Company or the Company Subsidiaries prior to the Effective Time, provided that the amounts payable thereunder shall not be less than the amount accrued with respect to the applicable Cash Bonus Plan in accordance with the terms and conditions of such Cash Bonus Plan with respect to the Company’s fiscal year in which the Closing occurs.

(f)         Parent hereby acknowledges that a “change in control” or “change of control” of the Company, or other term with similar import, within the meaning of the Company Benefit Plans that contain such terms, will occur upon the Effective Time.

(g)       From the date hereof and through the Closing, the Company, in consultation with Parent, shall, and shall cause the Company Subsidiaries to, satisfy any pre-Closing contractual or legal requirements (to the extent applicable) to enter into any consultation procedure with the representative of the employees of the Company and the Company Subsidiaries and any other works council or labor union representing such employees (such representative, works council or labor union, collectively, the “Company Employee Representatives”). The Company shall timely provide Parent, in advance of any delivery to or discussion with the Company Employee Representatives, all written materials prepared for or intended to be shared with the Company Employee Representatives for Parent’s review and comments, and Company shall consider such comments in good faith. The Company shall give Parent reasonable advance notice of any meeting or discussion scheduled to be held with the Company Employee Representatives regarding any contractually or legally required consultation procedure to be held with such Company Employee Representative and, to the extent permitted by applicable Law, shall ensure that Parent’s designated representatives may attend. Other than the extension of the current collective bargaining agreement with the Company’s employees in Israel (which extension shall (1) be on terms, taken as a whole, no less favorable to the Company than the terms set forth in Section 5.1(e) of the Company Disclosure Letter and (2) not increase the aggregate financial obligations of the Company beyond those reflected in the terms set forth in Section 5.1(e) of the Company Disclosure Letter), the Company shall not, and shall cause the Company Subsidiaries not to, enter into any collective bargaining agreement, or any other agreement or understanding with employees or the Company Employee Representatives, without the Parent’s prior written consent. The Company shall promptly notify Parent of any written claim or dispute with employees or Company Employee Representatives that would reasonably be expected to materially affect the consummation of the Transactions.

(h)         Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall (i) confer upon any Continuing Employee any right to continue in the employ or service of Parent or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee, (ii) be deemed or construed to create, or be an amendment or other modification of, any Company Benefit Plan or employee benefit plan of Parent or any Affiliate of Parent or (iii) create any third party rights in any current or former service provider of the Company or any of its Affiliates (or any beneficiaries or dependents thereof).

Transaction Litigation. The Company will give Parent prompt notice of any Proceeding commenced by a shareholder of the Company, or, to the Company’s Knowledge, threatened by a shareholder of the Company, against the Company, any Company Subsidiary and/or their respective directors or officers relating to the Transactions, and shall keep Parent reasonably informed on a timely basis with respect to the status thereof. The Company will give Parent the reasonable opportunity to consult with the Company and participate in the defense or settlement of any such shareholder Proceeding against the Company, any Company Subsidiary and/or their respective directors or officers relating to the Transactions. None of the Company, any Company Subsidiary or any Representative of the Company will compromise, settle, offer to compromise or settle or come to an arrangement regarding any such shareholder Proceeding, in each case, unless Parent has consented thereto in writing (such consent not to be unreasonably withheld, conditioned or delayed); provided that the Company may compromise, settle, offer to compromise or settle or come to an agreement regarding such a shareholder Proceeding, if the resolution of such Proceeding requires only additional disclosure by the Company in the Proxy Statement. For purposes of this Section 6.9, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the shareholder Proceeding by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not waived), and Parent may offer comments or suggestions with respect to such shareholder Proceeding that the Company will consider in good faith with the Company retaining authority over such shareholder Proceeding.

Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Shares from the NYSE and terminate the Company’s registration under the Exchange Act; provided that such delisting and termination shall not be effective until at or after the Effective Time.

Director Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Tax Rulings.

(a)        As soon as practicable after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling confirming that (i) the cancellation of the Section 102 Awards and Section 102 Shares in consideration for the respective Merger Consideration in accordance with Section 2.2 and Section 2.3 shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as such Merger Consideration is deposited with the 102 Trustee until the end of the respective holding period and (ii) the deposit of the respective Merger Consideration with the 102 Trustee shall not be subject to any withholding obligation (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). If the Options Tax Ruling is not granted prior to the Closing, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Exchange Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Section 102 Awards and Section 102 Shares to the 102 Trustee in connection with the Merger (the “Interim Options Tax Ruling”). To the extent that prior to the Closing an Interim Options Tax Ruling shall have been obtained, then all references in this Agreement to the Options Tax Ruling shall be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained.

(b)          With respect to Company Shareholders (other than Section 102 Shares) and holders of Company Options, if applicable, as soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel to prepare and file with the ITA an application for a ruling that: (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempts Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifies that no such obligation exists, or (B) instructs Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be implemented, and, in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than the Section 102 Shares) (x) exempts Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifies that no such obligation exists, or (y) instructs Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied; and (iii) with respect to holders of Company Options, which are not subject to Section 102 or Section 3(i) of the Ordinance, that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempts Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifies that no such obligation exists, or (B) instructs Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents (the “Withholding Tax Ruling”, and, together with the Options Tax Ruling and the Interim Options Tax Ruling, the “Tax Rulings”). Parent and its advisors and the Company and its advisors shall cooperate in good faith, and take such reasonable actions as may be necessary or helpful for the preparation of such application for the Withholding Tax Ruling.

(c)         Each of the Company and Parent shall cause its respective Representatives to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Tax Rulings. The final text of the applications for the Tax Rulings and the final text of the Tax Rulings shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to the terms and conditions hereof, the Company shall use reasonable best efforts to promptly take, or cause to be taken, all action and do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Tax Rulings, as promptly as practicable. The Company and its Representatives shall not make any application to, or conduct any material negotiation with, the ITA with respect to material matters relating to the subject matter of the Tax Rulings without prior coordination with Parent and its Representatives and will enable Parent’s Representatives to participate in all scheduled discussions and meetings relating thereto.

Transfer Taxes. Except as provided in Section 2.2(c)(i), all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees (including any penalties and interest) incurred in connection with the Transactions shall be paid by Parent and Merger Sub when due.

Payoff Letters. The Company shall, and shall cause the Company Subsidiaries to, use their respective reasonable best efforts to (i) deliver to Parent at least five (5) Business Days prior to the Closing Date an executed payoff letter in customary form reasonably satisfactory to Parent (the “Payoff Letter”) in respect of each Indebtedness of the Company or any Company Subsidiary designated in writing by Parent at least twenty (20) Business Days prior to the Closing Date (the “Payoff Debt”), which Payoff Letter shall (A) indicate the total amount required to be paid, if any, to fully satisfy all obligations under the Payoff Debt (the “Payoff Amount”); and (B) state that upon receipt of the Payoff Amount, the Payoff Debt and related agreements and instruments evidencing the Payoff Debt shall be terminated (except for provisions in the documentation relating to the Payoff Debt that, by their terms, survive such termination) and (ii) make arrangements for the agent or lender under the Payoff Debt to deliver to Parent at or as soon as practicable after the Closing all possessory collateral then in its possession and all Lien release documents and filings with respect to all Liens in or upon the assets of the Company and the Company Subsidiaries securing the obligations under the Payoff Debt; provided that this Section 6.14 shall not require the Company to cause such repayment, release and termination unless the Closing shall occur substantially concurrently therewith.

ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER

Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, to the extent permitted by applicable Law:

(a)         Company Shareholder Approval. The Company shall have obtained the Company Shareholder Approval.

(b)        Government Consents. (i) All applicable filings, registrations, waiting periods (or extensions thereof) and approvals under each applicable Regulatory Law relating to the Transactions that are set forth in Section 7.1(b) of the Company Disclosure Letter (the “Other Required Regulatory Approvals”) shall have been made, expired, terminated or obtained, as the case may be, and remain in effect and (ii) the Special State Share Approval shall have been obtained.

(c)         No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Effective Time or (ii) issued or granted any order, injunction, decree, judgment or ruling (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the Effective Time, in the case of each of clauses (i) and (ii), that has the effect of restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger.

(d)         Statutory Waiting Period. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the Company Shareholder Approval has been obtained.

Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any and all of which may be waived in whole or in part by Parent and Merger Sub, to the extent permitted by applicable Law:

(a)        Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Section 3.1, Section 3.2, Section 3.3, Section 3.4(a), Section 3.8(b), Section 3.22 and Section 3.24) are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained in Section 3.1, Section 3.2 (other than Section 3.2(a)), Section 3.3, Section 3.4(a), Section 3.22 and Section 3.24, are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) in all material respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (iii) the representations and warranties of the Company contained in Section 3.2(a) are true and correct in all respects other than de minimis inaccuracies at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (iv) the representations and warranties of the Company contained in Section 3.8(b) are true and correct in all respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)        Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with the obligations, covenants and agreements required to be performed and complied with by it under this Agreement at or prior to the Closing.

(c)          No Company Material Adverse Effect. A Company Material Adverse Effect shall not have occurred on or after the date of the Agreement.

(d)         Company Officer’s Certificate. Parent shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer or chief financial officer of the Company, certifying that each of the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) has been satisfied.

(e)         Burdensome Condition. (i) There shall not be pending any Proceeding by any Governmental Entity of competent jurisdiction that would reasonably be expected to result in an order, injunction, decree, judgment or ruling imposing a Burdensome Condition and (ii) no Governmental Entity of competent jurisdiction shall have conditioned its approval or lack of objection to the consummation of the Transactions on the undertaking of, or shall have issued or granted any order, injunction, decree, judgment or ruling (whether temporary, preliminary or permanent) that is in effect imposing, a Burdensome Condition.

Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any and all of which may be waived in whole or in part by the Company to the extent permitted by applicable Law:

(a)         Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement (except for the representations and warranties contained in Section 4.1, Section 4.2, Section 4.3(a), Section 4.7 and Section 4.11) are true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; and (ii) the representations and warranties of Parent and Merger Sub contained in Section 4.1, Section 4.2, Section 4.3(a), Section 4.7 and Section 4.11 are true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)         Performance of Obligations of Parent. Each of Parent and Merger Sub shall have performed and complied in all material respects with the obligations, covenants and agreements required to be performed and complied with by it under this Agreement at or prior to the Closing.

(c)         Parent Officer’s Certificate. The Company shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer or chief financial officer of Parent certifying that each of the conditions set forth in Section 7.3(a) and Section 7.3(b) has been satisfied.

ARTICLE VIII
TERMINATION

Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time before the Closing, as follows (with any termination by Parent also being an effective termination by Merger Sub):

(a)         by mutual written consent of Parent and the Company;

(b)         by the Company, in the event that (i) Parent and/or Merger Sub shall have breached, failed to perform or violated their respective obligations, covenants or agreements under this Agreement or (ii) any of the representations and warranties of Parent or Merger Sub set forth in this Agreement shall have been breached or become inaccurate, in either case of clause (i) or (ii) in a manner that the conditions set forth in Section 7.3(a) or Section 7.3(b) could not be satisfied as of the Closing Date, provided that the Company may not terminate this Agreement pursuant to this Section 8.1(b) unless any such breach or failure to be true has not been cured within 60 days after written notice by the Company to Parent informing Parent of such breach or failure to be true (except that no cure period shall be required for a breach which by its nature cannot be cured prior to the Outside Date); provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(b) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(c)          by Parent, in the event that (i) the Company shall have breached, failed to perform or violated its obligations, covenants or agreements under this Agreement or (ii) any of the representations and warranties of the Company set forth in this Agreement shall have been breached or become inaccurate, in either case of clause (i) or (ii) in a manner that the conditions set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c) could not be satisfied as of the Closing Date, provided that Parent may not terminate this Agreement pursuant to this Section 8.1(c) unless any such breach or failure to be true has not been cured within 60 days after written notice by Parent to the Company informing the Company of such breach or failure to be true (except that no cure period shall be required for a breach which by its nature cannot be cured prior to the Outside Date); provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(d)         by either Parent or the Company if the Closing has not occurred on or before February 17, 2027 (the “Outside Date”); provided that (i) if, on the Outside Date, all of the conditions to Closing, other than the conditions set forth in Section 7.1(b), Section 7.1(c) (to the extent any such injunction or order is in respect of, or any such Law is any Regulatory Law) and Section 7.1(d) and those conditions that by their nature are to be satisfied at Closing (but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), shall have been satisfied or waived, then the Outside Date shall automatically be extended to June 30, 2027, which date shall thereafter be deemed to be the Outside Date; provided, further, that if all the conditions set forth in Article VII (other than Section 7.1(d)) are satisfied (or in the case of conditions that by their nature are to be satisfied on the Closing Date, are then capable of being satisfied if the Closing were to take place on such date) on a date that occurs on or prior to the Outside Date but the Closing would thereafter occur in accordance with Section 7.1(d) and Section 1.3 on a date (the “Specified Date”) that occurs after such Outside Date, then the Outside Date shall automatically be extended to such Specified Date and the Specified Date shall become the Outside Date for purposes of this Agreement; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been, directly or indirectly, the primary cause of the failure of the Transactions to be consummated by the Outside Date;

(e)         by Parent, if, prior to obtaining the Company Shareholder Approval, the Company Board of Directors shall have effected a Change of Recommendation; provided that a written notice delivered by the Company to Parent pursuant to Section 5.5(d)(i) stating the Company’s intention to make a Change of Recommendation in advance thereof will not in and of itself result in Parent having any termination rights pursuant to this Section 8.1(e);

(f)          by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree, judgment or ruling, in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions, provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(f) shall have used its reasonable best efforts as required hereby to remove such legal restraints; provided, further, that the right to terminate this Agreement under this Section 8.1(f) will not be available to a Party if the issuance of such legal restraint was caused by the failure of such Party, and, in the case of Parent, the failure of Merger Sub, to perform any of its obligations under this Agreement;

(g)        by Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree, judgment or ruling, in each case permanently imposing a Burdensome Condition; provided, however, that Parent shall have used its reasonable best efforts as required hereby to remove such legal restraints and to prevent the imposition of such Burdensome Condition; provided, further, that the right to terminate this Agreement under this Section 8.1(g) will not be available to Parent if the issuance of such legal restraint imposing a Burdensome Condition was caused by the failure of Parent or Merger Sub to perform any of their respective obligations under this Agreement;

(h)       by either the Company or Parent, if the Company Shareholders Meeting, including any adjournment or postponement thereof, at which the proposal to approve this Agreement and the Merger has been voted upon, shall have concluded and the Company Shareholder Approval shall not have been obtained; or

(i)          prior to obtaining the Company Shareholder Approval, by the Company, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with Section 5.5(d); provided that the Company pays the Company Termination Fee substantially concurrently with such termination (it being understood that the Company will enter into such definitive written agreement substantially concurrently with such termination of this Agreement).

Effect of Termination.

(a)         In the event of the valid termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, the expense reimbursement obligation in Section 6.3(d)(vi), this Section 8.2 and Section 9.3 through Section 9.11 shall survive such termination; provided that nothing herein shall relieve any Party from liability for fraud or willful breach of this Agreement prior to such termination, except as provided in, and subject in all respects to, Section 8.2(c). For purposes of this Agreement, “willful breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of this Agreement; and “fraud” shall mean common law fraud under Delaware law that is committed with actual knowledge of falsity and with the intent to deceive or mislead another.

(b)         Termination Fees.

(i)          If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(d) (Outside Date) or Section 8.1(h) (Company Shareholder Approval), or Parent terminates this Agreement pursuant to Section 8.1(c) (Company Breach) as a result of a breach, failure to perform or violation described in such Section that (except with respect to a breach of Section 5.5) first occurred following the making of an Acquisition Proposal of the type referenced in the following clause (B), (B) after the date hereof and prior to the date of such termination (or prior to the Company Shareholders Meeting in the case of termination pursuant to Section 8.1(h)) a bona fide Acquisition Proposal is publicly disclosed (whether by the Company or a third party), or otherwise made known to the Company Board of Directors or the Company’s management, and, in each case, is not withdrawn (publicly, if publicly disclosed) at least three (3) Business Days prior to (x) the date of the Company Shareholders Meeting (in the case of a termination pursuant to Section 8.1(h)), (y) the date of such termination (in the case of a termination pursuant to Section 8.1(d)) or (z) the date of the applicable breach (in the case of a termination pursuant to Section 8.1(c)) and (C) within eighteen (18) months of such termination, an Acquisition Proposal is consummated or a definitive agreement is entered into with respect to an Acquisition Proposal that is subsequently consummated, then on or prior to the date any such Acquisition Proposal is consummated (provided that references in the definition of “Acquisition Proposal” to twenty percent (20%) shall be deemed to be fifty percent (50%) for purposes of this Section 8.2(b)), the Company shall pay or cause to be paid to Parent an aggregate fee equal to $150,000,000 in cash (the “Company Termination Fee”).

(ii)          If the Company terminates this Agreement pursuant to Section 8.1(i) (Superior Proposal), substantially concurrently with or prior to (and as a condition to) such termination, the Company shall pay to Parent the Company Termination Fee.

(iii)          If Parent terminates this Agreement pursuant to Section 8.1(e) (Change of Recommendation), the Company shall pay to Parent the Company Termination Fee within two (2) Business Days following the date of such termination.

(iv)          If Parent or the Company terminates this Agreement pursuant to Section 8.1(d) (Outside Date) or Section 8.1(f) (Legal Prohibition) (only if the order, injunction, decree, judgment or ruling is in respect of a Regulatory Law, but not the Special State Share Approval or any Israeli Regulatory Law (other than the Israeli Economic Competition Law 5748-1988)) or Parent terminates this Agreement pursuant to Section 8.1(g) (Burdensome Condition) (only if the order, injunction, decree, judgment or ruling is in respect of an Other Required Regulatory Approval, but not the Special State Share Approval or any Israeli Regulatory Law (other than the Israeli Economic Competition Law 5748-1988)) and, in each case, at the time of such termination, (A) any of the conditions set forth in Section 7.1(b)(i) (Other Required Regulatory Approvals) (only if the Other Required Regulatory Approvals not made, expired, terminated or obtained do not relate to any Israeli Regulatory Law (other than the Israeli Economic Competition Law 5748-1988), Section 7.1(c) (Legal Prohibition) (only if the Law, order, injunction, decree, judgment or ruling is in respect of a Regulatory Law, but not the Special State Share Approval or any Israeli Regulatory Law (other than the Israeli Economic Competition Law 5748-1988)) or Section 7.2(e) (No Burdensome Condition) (only if the Proceeding, approval, lack of objection, order, injunction, decree, judgment or ruling is in respect of an Other Required Regulatory Approval, but not the Special State Share Approval or any Israeli Regulatory Law (other than the Israeli Economic Competition Law 5748-1988)) shall not have been satisfied or waived and (B) other than as set forth in clause (A), all conditions to Closing set forth in Section 7.1 and Section 7.2 shall have been satisfied or waived (except for those conditions which by their nature are to be satisfied at the Closing, provided that such conditions would be satisfied if the Closing were to take place at such time), then within two (2) Business Days after such termination, Parent shall pay or cause to be paid to the Company an aggregate fee equal to $160,000,000 in cash (the “Parent Termination Fee”).

(v)          In the event any amount is payable by the Company pursuant to the preceding clauses (i) through (iii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent (which account shall be designated by Parent upon request by the Company to allow the Company to pay or cause to be paid to Parent any amounts payable hereunder within the time periods required by this Section 8.2(b)). In the event any amount is payable by Parent pursuant to the preceding clause (iv), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company (which account shall be designated by the Company upon request by Parent to allow Parent to pay or cause to be paid to the Company any amounts payable hereunder within the time periods required by this Section 8.2(b)). For the avoidance of doubt, (x) in no event shall the Company be obligated to pay the Company Termination Fee on more than one occasion and (y) in no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion.

(c)          In the event that the Company or Parent reasonably determines it is required to withhold amounts on account of Taxes from or in connection with the Company Termination Fee or the Parent Termination Fee (each, a “Termination Fee”), the paying Party shall notify the other Party of such determination as promptly as reasonably practicable after making such determination and provide such other Party with reasonable time (but in any event no less than twenty (20) Business Days), and shall reasonably cooperate with such other Party, to obtain an exemption from tax withholding allowing the paying Party to pay the applicable Termination Fee with no withholding, or at a reduced rate of withholding, on account of Taxes. To the extent that amounts are required to be withheld, any withheld amounts that are remitted to the appropriate Governmental Entity shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such withholding was made. In the event the paying Party withholds Taxes, it shall promptly provide the other Party with a receipt or other evidence reasonably satisfactory to such other Party evidencing such payment. In the event that the other Party requests an extension of the time period set forth above, then all references in this Agreement to payment of the applicable Termination Fee shall be deemed to provide for a deferral of the time upon which payment of the applicable Termination Fee is due until the extended date requested by such other Party. If requested by the receiving Party, the paying Party shall promptly deposit the full amount of the applicable Termination Fee into an escrow account arranged by the receiving Party and located in the State of Israel during the period of any such deferral.

(d)          Each Party acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that, without these agreements, the Parties hereto would not enter into this Agreement.  If the Company or Parent fails to pay in a timely manner any amount due pursuant to Section 8.2(b), then such paying Party shall (i) reimburse the other Party for all reasonable and documented out-of-pocket costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amounts, including in connection with any related claims, actions or proceedings commenced, and (ii) pay interest on such amount from and including the date payment of such amount was due but excluding the date of actual payment at the Secured Overnight Financing Rate (or successor thereof) in effect on the date such payment was required to be made plus two percent (2.00%).

(e)          Without limiting Parent’s right to specific performance in accordance with Section 9.11, in any circumstance in which the Company Termination Fee becomes due and payable hereunder and is paid by the Company in accordance with this Agreement, (A) such payment of the Company Termination Fee (and any other amounts expressly contemplated by Section 8.2(d)) shall be the sole and exclusive remedy available to Parent and Merger Sub and their Affiliates and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or agents in connection with this Agreement and the Transactions and the termination thereof and for any losses, liabilities, damages, judgments, fees, costs and expenses suffered or incurred by Parent, its Affiliates or any of the foregoing in connection therewith and (B) upon Parent’s receipt of the full Company Termination Fee (and any other amounts contemplated by Section 8.2(d)) pursuant to this Section 8.2, none of the Company, any Company Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions or the termination thereof, whether for breach or willful breach of this Agreement or otherwise.

(f)          Without limiting the Company’s right to specific performance in accordance with Section 9.11, in any circumstance in which the Parent Termination Fee becomes due and payable hereunder and is paid by Parent in accordance with this Agreement, (A) such payment of the Parent Termination Fee (and any other amounts expressly contemplated by Section 8.2(d)) shall be the sole and exclusive remedy available to the Company and its Affiliates and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or agents in connection with this Agreement and the Transactions and the termination thereof and for any losses, liabilities, damages, judgments, fees, costs and expenses suffered or incurred by the Company, its Affiliates or any of the foregoing in connection therewith and (B) upon the Company’s receipt of the full Parent Termination Fee (and any other amounts contemplated by Section 8.2(d)) pursuant to this Section 8.2, none of Parent, any Parent Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions or the termination thereof, whether for breach or willful breach of this Agreement or otherwise.

(g)          For the avoidance of doubt, (x) Parent may seek specific performance to cause the Company to consummate the Transactions in accordance with Section 9.11 and the payment of the Company Termination Fee pursuant to Section 8.2(b), but in no event shall Parent be entitled to both (i) specific performance to cause the Company to consummate the Transactions in accordance with Section 9.11 and (ii) the payment of all or any portion of the Company Termination Fee pursuant to Section 8.2(b) and (y) the Company may seek specific performance to cause Parent to consummate the Transactions in accordance with Section 9.11 and the payment of the Parent Termination Fee pursuant to Section 8.2(b), but in no event shall the Company be entitled to both (i) specific performance to cause Parent to consummate the Transactions in accordance with Section 9.11 and (ii) the payment of all or any portion of the Parent Termination Fee pursuant to Section 8.2(b).

ARTICLE IX
MISCELLANEOUS

Amendment and Modification; Waiver.

(a)          Subject to applicable Laws, this Agreement may be amended by the Parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (i) after receipt of the Company Shareholder Approval, no amendment that by Law, requires further approval by the Company Shareholders will be made without the further approval of such shareholders, and (ii) except as provided above, no amendment of this Agreement will be submitted to be approved by the Company Shareholders unless required by Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties, and any such amendment by the Company will be at the direction of and only be valid if approved by the Company Board of Directors. Termination of this Agreement in accordance with the provisions contained herein prior to the Effective Time will not require the approval of the shareholders of Parent, Merger Sub, or the Company.

(b)          At any time prior to the Effective Time, each Party may (in writing), to the extent permitted by applicable Law, (i) extend the time for the performance of any of the obligations or other acts of the other Parties; (ii) waive any inaccuracies in the representations and warranties made by the other Parties unaffiliated with such first Party contained in this Agreement or in any document delivered pursuant to this Agreement; (iii) waive compliance with any covenants and agreements for its benefit contained in this Agreement; or (iv) waive the satisfaction of any of the conditions for its benefit contained in this Agreement. No extension or waiver by the Company will require the approval of the Company Shareholders unless such approval is required by Law but will be at the direction of and only be valid if approved by the Company Board of Directors. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party against which the waiver is to be effective. No failure or delay by any Party in exercising any right, power, or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. Notwithstanding the foregoing, this Section 9.2 will not limit the obligations of Parent and the Surviving Company under Article II or any other covenant or agreement of the Parties that by its terms applies or contemplates performance after the Effective Time.

Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses; provided, however, that Parent shall pay, or cause to be paid, (a) all filing fees payable by the Parties with respect to any filing or authorization required to consummate the Transactions under any applicable Regulatory Laws and (b) all fees and expenses of the Exchange Agent and the Israeli Withholding Agent.

Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission so long as there is no automatic return error message or other automatic notification of non-delivery received by the sender; provided that, electronic mail received after 6:00 p.m., Israel Time, shall be deemed received on the next day) or sent by a nationally recognized overnight courier service or express delivery service (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by notice in accordance with this Section 9.4):

if to Parent or Merger Sub, to:

Hapag-Lloyd AG Ballindamm 25 20095 Hamburg, Germany
Email:	[****] [****]
Attention:	Thomas Mansfeld Anne-Kathrin Drettmann

with a copy to:
Cravath, Swaine & Moore LLP Two Manhattan West 375 Ninth Avenue New York, NY 10001, USA
Email:	[****] [****]
Attention:	Aaron M. Gruber
Andrew M. Wark
and a copy to:

Hengeler Mueller Leopoldstraße 8-10 80802 München, Germany
Email:	[****] [****]
Attention:	Daniel Wiegand Elisabeth Kreuzer

and a copy to:

Herzog, Fox & Neeman Herzog Tower 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel
Email:	[****] [****]
Attention:	Nir Dash Michal Herzfeld

if to the Company, to:
Zim Integrated Shipping Services Ltd. 9 Andrei Sakharov St. Haifa, Israel
Email:	[****] [****]
Attention:	Yair Seroussi Noam Nativ

with a copy to:
Meitar, Law Offices 16 Abba Hillel Silver Road Ramat Gan, 5250608, Israel
Email:	[****] [****]
Attention:	Dan Geva Ariel Aminetzah

with a copy to:
Skadden, Arps, Slate, Meagher & Flom One Manhattan West, 395 9th Ave New York NY 10001
Email:	[****] [****]
Attention:	Howard Ellin Maxim Mayer-Cesiano

Interpretation. When a reference is made in this Agreement to sections, such reference shall be to a section of this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation,” whether or not such words or a similar phrase actually follows. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive, and shall be interpreted to have the same meaning as “and/or”. The word “will” shall be construed to have the same meaning and effect as the word “shall,” and vice versa. Any reference to a “list” shall mean a complete and correct list, regardless of whether specified. Any reference to a “copy” shall mean a complete and correct copy, regardless of whether specified. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the Agreement Date. The table of contents and headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. A reference to any specific Law or to any provision of any Law, whether or not followed by the phrase “as amended,” includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. The definition of terms herein shall apply equally to the singular and the plural. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Any references in this Agreement to “dollars” or “$” shall be to U.S. dollars. References to any Person include the successors and permitted assigns of that Person. Subject to Section 9.4, any action required to be taken by or on a day or Business Day may be taken until 11:59 p.m., Israel Time, on such day or Business Day. If any period expires on a day that is not a Business Day or an event or condition is required by the terms of this Agreement to occur or be fulfilled on a day that is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day. All references to “days” shall be deemed to include calendar days unless otherwise indicated as a “Business Day”. All days, Business Days, times and time periods contemplated by this Agreement will be determined by reference to Israel Time. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The phrase “made available” or “provided” by the Company or Parent, as applicable, in this Agreement shall mean that the information referred to has been (x) posted to the electronic data site established by the Company captioned “Project Horizon” (with respect to information made available or provided by the Company only), (y) made available via email or electronically by the Company or Parent (or their respective representatives), as applicable, or (z) made publicly available in the Company Securities Filings, in each case prior to the Agreement Date. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf or DocuSign format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Entire Agreement; Third-Party Beneficiaries.

(a)          This Agreement, the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until any termination of this Agreement in accordance with Section 8.1, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b)          Except as provided in Section 6.5, nothing in this Agreement, the Company Disclosure Letter or the Confidentiality Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder or thereunder.

Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Governing Law; Dispute Resolution.

(a)          This Agreement, and all claims or causes of action (whether in contract, tort other otherwise) that may be based on, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except that any provisions of this Agreement that expressly relate to (i) fiduciary duties of directors that arise under the Laws of the State of Israel or (ii) the Merger (including its validity, its effect and the procedures for its consummation) to the extent governed by the applicable Laws of the State of Israel, shall, in each case, be governed by, and construed in accordance with, the Laws of the State of Israel; provided, however, that, for the purposes of this Agreement, in order to determine the appropriate standards that would apply to the fiduciary duties of directors for the determinations contemplated by Section 5.5 of this Agreement, the Company, the Company Board of Directors (or any committee thereof) and the Company’s outside counsel shall, in addition to the fiduciary duties of the Company Board of Directors existing under Israeli Law, consider, and be entitled to rely and act on the basis of, the fiduciary duties owed by a board of directors of a corporation incorporated in the State of Delaware, absent binding Israeli Law to the contrary (it being understood that this proviso is intended only to govern the contractual rights of the parties to this Agreement and nothing in this Agreement is intended to modify the rights of any shareholders of the Company under Israeli Law with respect to the fiduciary duties of the Company Board of Directors).

(b)          All disputes arising out of or in connection with this Agreement, including any question regarding its interpretation, existence, validity, effect and termination and including contractual and non-contractual claims of any kind whatsoever, shall be finally and exclusively settled by arbitration conducted under the Rules of Arbitration of the International Chamber of Commerce in force as of the Agreement Date (the “ICC Rules”) by three arbitrators appointed in accordance with the ICC Rules. Each Party shall nominate one arbitrator, and the two party-nominated arbitrators shall nominate the third arbitrator, who shall act as the president of the arbitral tribunal. Should the two party-nominated arbitrators fail to nominate the president within 21 days from the confirmation or appointment of the two co-arbitrators, the third arbitrator (the president) shall be appointed by the International Chamber of Commerce Court. The language of the arbitration shall be English. The seat of the arbitration shall be New York, New York. The arbitration agreement shall be governed by the Laws of the State of Delaware. The Parties agree to keep confidential all awards and orders in the arbitration commenced under this agreement to arbitrate, together with all materials in the arbitration created for the purpose of the arbitration and all other documents produced by another party in the proceedings not otherwise in the public domain, save and to the extent that disclosure may be required of a party by legal duty, to protect or pursue a legal right, or to enforce or challenge an award in legal proceedings before a state court or other legal authority.

Assignment. This Agreement and the rights and obligations hereunder shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Enforcement; Remedies.

(a)          Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)          The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger or the other Transactions) is not performed in accordance with its specific terms or is otherwise breached. Accordingly, it is agreed that each Party, prior to the valid and undisputed termination of this Agreement pursuant to Section 8.1, shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and any further equitable relief, in each case in accordance with Section 9.9, this being in addition to any other remedy to which such Party is entitled under the terms of this Agreement at law or in equity.

(c)          The Parties’ rights in this Section 9.11 are an integral part of the Transactions and each Party hereby waives any objections that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity. In the event any Party seeks any remedy referred to in this Section 9.11, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

HAPAG-LLOYD AG,
as Parent

By: /s/ Rolf Habben Jansen
Name: Rolf Habben Jansen
Title: CEO

By: /s/ Mark Frese
Name: Mark Frese
Title: CFO
NORAZIA (ISRAEL) LTD,
as Merger Sub

By: /s/ Thomas Mansfeld
Name: Thomas Mansfeld
Title: Director
ZIM INTEGRATED SHIPPING SERVICES LTD.,
as the Company

By: /s/ Yair Seroussi
Name: Yair Seroussi
Title: Chairman

By: /s/ Nir Epstein
Name: Nir Epstein
Title: Director

[Signature Page to Agreement and Plan of Merger]

Annex A
Certain Definitions

For the purposes of this Agreement, the term:

“102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Section 102 Shares and Section 102 Awards.

“2026 Budget” means the Company’s 2026 Budget and Work Plan, dated December 2025, as set forth in Section 1.2 of the Company Disclosure Letter.

“2027 Budget” means the equivalent of the 2026 Budget applied to the Company’s fiscal year 2027 or such budget adopted by the Company for its fiscal year 2027 with the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed).

“Acquisition Proposal” means any proposal or offer (whether or not in writing), other than from Parent, Merger Sub or their respective Subsidiaries, pursuant to which (a) a third party (or its equity holders) would acquire, directly or indirectly, in a single transaction or in a series of related transactions, (i) 20% or more of the Company Shares, (ii) 20% or more of consolidated total assets, revenue or income of the Company and the Company Subsidiaries, taken as a whole (whether based on book value or fair market value) or (iii) 20% of more of the voting power of the Company or (b) by way of merger, consolidation, business combination, recapitalization, share exchange, joint venture, restructuring, reorganization, liquidation, dissolution or other similar transaction involving the Company or any of the Company Subsidiaries, a third party (or its equity holders) would beneficially hold, directly or indirectly, 20% or more of the voting power of the Company or the surviving or resulting entity of such transaction or 20% or more of the consolidated assets, revenue or net income of the Company and the Company Subsidiaries, taken as a whole (whether based on book value or fair market value).

“Affiliate” of any Person means another Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“AI Inputs” means data, work of authorship, text or other content used or relied upon by any aspect of AI Technologies.

“AI Technologies” means artificial intelligence or machine learning Software, tools, or applications, including Intellectual Property, in the deep learning, machine learning, natural language processing (or large language models) or other artificial intelligence fields, including any and all Software or systems that make use of or employ neural networks, statistical learning algorithms (such as linear and logistic regression, support vector machines, random forests, k-means clustering), or reinforcement learning, but in all of the foregoing cases excluding any Software and technologies to the extent that they do not primarily function as artificial intelligence.

“Anti-Corruption Law” means any applicable Law related to combating bribery and corruption, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the Israeli Penal Law, 5737-1977, the Israeli Prohibition of Money Laundering Law, 2000, and the U.K. Bribery Act 2010.

“Burdensome Condition” means a Regulatory Burdensome Condition or a Special State Share Burdensome Condition.

“Business Days” means any day, other than a Friday, Saturday, Sunday and any day which is a legal holiday under the Laws of the State of New York, the State of Israel or Hamburg, Germany or is a day on which banking institutions located in such cities, states or countries are authorized or required by applicable Law or other governmental action to close.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Articles” means the Articles of Association of the Company as in effect on the date hereof.

“Company Equity Plans” means the Company’s 2018 Share Option Plan and the Company’s 2020 Share Incentive Plan, in each case, as amended or amended and restated.

“Company Intellectual Property” means all Intellectual Property owned by, purported to be owned by, filed in the name of or exclusively licensed to the Company or any Company Subsidiary.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, (x) would materially adversely affect the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (y) would, or would reasonably be expected to, prevent or materially impair or materially delay the performance by the Company of its obligations under this Agreement or the consummation by the Company of the Merger, excluding, in the case of clause (x), any such Effect to the extent directly or indirectly resulting from, relating to or arising out of:

(a)          changes in general economic, political, regulatory or legislative conditions or the financial, securities, credit or other capital markets (including changes in interest or currency exchange rates, tariffs or trade wars, commodity prices or raw material prices), any stoppage or shutdown of any activity by the U.S. or Israeli government or any other government in any jurisdiction in which the Company operates its business or any default by the U.S. or Israeli government or by any other Governmental Entity in any jurisdiction in which the Company operates its business;

(b)          changes generally affecting the industry in which the Company and the Company Subsidiaries operate;

(c)          geopolitical conditions, acts of war and/or other similar hostilities, in each case including any outbreak or escalation thereof (whether or not declared), as well as sabotage or terrorism (including cyber terrorism);

(d)          any hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, pandemic, epidemic, plague, disease outbreak, quarantine restrictions, other outbreak or illness or public health event (whether human or animal), or other natural or man-made disaster;

(e)          changes in IFRS or applicable Law (or official or common interpretation or enforcement thereof);

(f)          changes in the market price or trading volume of the Company Shares or the credit rating of the Company (provided that any Effect underlying or that contributed to such changes may, to the extent not excluded under another clause in this definition, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur);

(g)          the failure of the Company and the Company Subsidiaries to meet internal, published or analysts’ expectations or projections, performance measures, operating statistics, budgets, guidance, estimates, or revenue, earnings or other financial or operating metric predictions (provided that an Effect underlying or that contributed to such failure may, to the extent not excluded under another clause in this definition, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur);

(h)          the negotiation, execution, announcement, pendency or consummation of the Transactions (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), including the announcement, pendency or consummation of the Transactions (including as resulting from the identity of Parent or its Subsidiaries), and including the impact thereof on relationships, contractual or otherwise, with any Governmental Entity or any customers, suppliers, distributors, licensors, licensees, partners, shareholders, financing sources or employees of the Company or the Company Subsidiaries; provided that this clause (h) shall not apply with respect to references to a Company Material Adverse Effect in the representations and warranties set forth in Section 3.4 and Section 3.10(d) insofar as the purpose of which is to address the consequences resulting from the execution, delivery and performance of this Agreement by the Company or the consummation of the Transactions, including the Merger (and in Section 7.2(a) and Section 8.1(c) to the extent related to such representations and warranties); and

(i)          any action taken by the Company or the Company Subsidiaries (A) at the written direction of Parent or (B) as required by the terms of this Agreement (other than Section 5.1, except to the extent Parent unreasonably withholds, conditions or delays consent to an exception to such action pursuant to Section 5.1);

provided that, in the case of each of clauses (a) through (e), any such Effect that has a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, relative to other participants engaged in the industries in which the Company and the Company Subsidiaries operate may, to the extent not excluded under another clause in this definition, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, but only to the extent of the incremental disproportionate effect thereof.

“Company Option” means each option to purchase Company Shares granted under the Company Equity Plans.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Confidentiality Agreement” means the confidentiality letter agreement, dated August 28, 2025, by and between Parent and the Company, as may be amended from time to time.

“Contract” means, with respect to any Person, any legally binding written agreement, contract, note, bond, deed, mortgage, lease, sublease, license, sublicense, option, instrument, commitment, covenant-not-to-sue or other legally binding arrangement: (a) to which such Person is a party; (b) by which such Person or any of its assets are legally bound or under which such Person has any legal obligation; or (c) under which such Person has any legal right or legal interest.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Laws which (a) regulate or relate to pollution, contamination, the protection or clean-up of the environment, the generation, use, treatment, storage, transportation, handling, disposal or release of any toxic or hazardous material, substance or waste (including wastewater, packaging waste and electronic or electrical waste), the preservation, protection, restoration or remediation of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the health and safety of persons or property, including protection of the health and safety of employees, or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Oil Pollution Act of 1190 (33 U.S.C. Section 2701) or any other Law of similar effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person which is (or at any relevant time was or will be) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliate service group” with the Company as such terms are defined in Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Export Controls” means all applicable export and reexport control Laws and regulations or economic sanctions administered by Israel (including all civilian and military encryption and export control laws and regulations of Israel), the U.S. government (including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by OFAC, International Traffic in Arms Regulations maintained by the U.S. Department of State and any applicable anti-boycott compliance regulations maintained by the U.S. Department of Commerce), the United Nations Security Council, the European Union, and the United Kingdom.

“FIMI” means, collectively, FIMI Opportunity 7, L.P. and FIMI Israel Opportunity 7, Limited Partnership.

“Governmental Entity” means any U.S., Israeli or any other national, international, supranational, foreign, provincial, state, county, municipal or local government, governmental, regulatory or administrative authority, agency, body, branch, bureau, board, instrumentality or commission or any court, tribunal, judicial or arbitral body, industry or trade, including competition authorities, and any institution or any agency, department or political subdivision of any of the foregoing. This term also includes officials, employees or representatives of the entities outlined in this definition.

“Governmental Grant” means any grant, funding, incentive, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief, support or privilege (including approval to participate in a program or framework without receiving financial support), including any application therefor, whether pending, approved, provided or made available by or on behalf of or under the authority of any Governmental Entity, including the Israel Innovation Authority, formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry, or any related authorities or programs, the Israeli Investment Center, the ITA, the State of Israel, or any bi-, multi-national, regional or similar program, framework or foundation (including, for example, BIRD), the European Union or the Fund for Encouragement of Marketing Activities of the Israeli Government.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hazardous Substances” means any pollutant or chemical substance and any toxic, hazardous, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, substance, material or waste, whether solid, liquid or gas, including any petroleum product or byproduct (including crude or refined oil or fuels), solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls, per- and polyfluoroalkyl substances, greenhouse gas emissions, sediment, organism or invasive species in ballast water, dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores or mycotoxins subject to regulation, control or remediation under any Environmental Law.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination, (a) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person issued or assumed as the deferred purchase price of property or services (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding trade accounts payable of such Person incurred in the ordinary course of business); (d) all lease obligations (other than operating leases) of such Person that are required to be capitalized in accordance with IFRS on the books and records of such Person; (e) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed; (f) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions, securitization transactions or similar arrangement (valued at the termination value thereof); (g) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon and not reimbursed; and (h) all guarantees (or any similar arrangement having the economic effect of a guarantee) and keep-well arrangements of such Person of any Indebtedness of any other Person, other than a wholly owned Subsidiary of such Person.

“Information Privacy and Security Laws” means (i) any Law, rule, regulation or directive and all binding guidance issued by any Governmental Entity and (ii) binding applicable self-regulatory guidelines, rules, policies and procedures of the Company and the Company Subsidiaries, whether internal or published externally, in each case, relating to the privacy, protection, or security of Protected Information, including as relevant to the Processing of Protected Information.

“Inspection” means the physical inspection of a vessel.

“Intellectual Property” means all intellectual property rights or other proprietary rights, whether statutory, common law or otherwise, in any jurisdiction throughout the world, including all: (a) inventions, discoveries, improvements, patents and patent applications; (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, Internet domain names and corporate names (whether or not registered), social media handles and other identifiers and indicia of origin, and all applications and registrations in connection therewith, together with all goodwill associated with each of the foregoing; (c) all works of authorship and copyrights (whether or not published), and all applications and registrations in connection therewith, including intellectual property rights or other proprietary rights in audiovisual works, collective works, Software, compilations, databases, derivative works, literary works, mask works, and sound recordings; (d) mask works and industrial designs, and all applications and registrations in connection therewith; (f) trade secrets and know-how; (g) rights of attribution and integrity and other moral rights of an author; and (h) rights and causes of action for infringement, misappropriation, violation, misuse, dilution, unfair trade practice or otherwise related to any of the foregoing.

“Intervening Event” means any Effect with respect to the Company or the Company Subsidiaries that (a) was neither known to the Company Board of Directors nor reasonably foreseeable prior to the Agreement Date (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable prior to the Agreement Date) and (b) does not relate to (i) any Acquisition Proposal or any inquiry or communications or matters relating thereto, (ii) any breach of this Agreement in any material respect by the Company, (iii) the negotiation, execution, announcement, pendency or consummation of the Transactions (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), including the announcement, pendency or consummation of the Transactions (including as resulting from the identity of Parent or its Subsidiaries), and including the impact thereof on relationships, contractual or otherwise, with any Governmental Entity or any customers, suppliers, distributors, licensors, licensees, partners, shareholders, financing sources or employees of the Company or the Company Subsidiaries, (iv) any matter related to the Special State Share Approval or any other approvals required for the consummation of the Transactions under any Regulatory Law; or (v) changes in the market price or trading volume of the Company Shares or the credit rating of the Company (provided that any Effect underlying or that contributed to such changes described in this clause (v) may, to the extent not excluded under another clause in this definition, be taken into account in determining whether there has been an Intervening Event).

“IRS” means the United States Internal Revenue Service.

“Israeli Company Subsidiaries” means Subsidiaries of the Company that are Israeli Tax residents or that are liable for Tax (including Tax reporting) in Israel.

“Israeli CPI” means, in respect of a referenced time period, the consumer price index of the State of Israel for such period as published by the Israeli Central Bureau of Statistics or, if none is so published thereby, by an Israeli nationally recognized publication.

“Israeli Partner” means FIMI (or the wholly owned Subsidiary thereof designated by FIMI to become subject to the rights and obligations of the Special State Share) or such other third party entity meeting the following qualifications: (A) pursuant to requirements set forth in its governing documents, including its articles of association, (i) it is organized under the Laws of the State of Israel; (ii) it is domiciled in the State of Israel (with its headquarters and principal and registered office domiciled in Israel); and (iii) at least a majority of the members of its board of directors and each of its chairperson and chief executive officer are Israeli citizens; and (B) a majority of its voting power, and a majority of its economic interests, is owned and controlled, directly and beneficially, by citizens of (or Persons organized under the Laws of) the State of Israel.

“IT Assets” means all computer systems, hardware, interfaces, networks, equipment, workstations, switches and data communication lines and other information technology equipment and infrastructure owned or used by the Company and the Company Subsidiaries.

“ITA” means the Israeli Tax Authority.

“Knowledge” means the actual knowledge without further inquiry of (a) the individuals set forth in Section 1.1 of the Company Disclosure Letter under the heading “Parent Knowledge Parties” with respect to Parent or Merger Sub or (b) the individuals set forth in Section 1.1 of the Company Disclosure Letter under the heading “Company Knowledge Parties” with respect to the Company.

“Law” means any national, international, supranational, state, provincial, municipal or local statute, law, resolution, constitution, treaty, convention, ordinance, code, regulation, rule, notice, regulatory requirement, judgment, judicial decision, stipulation, determination, requirement or rule of law (including common law), order, decree or edict issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Lien” means, with respect to any property or asset, any lien, pledge, hypothecation, claim, mortgage, deed of trust, violation, charge, security interest, preferential arrangement, restrictive covenant, option, right of first refusal or offer, easement, right of way, license, preemptive right or other encumbrance, condition or restriction of any kind, and any other restriction on the use, possession, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Net Share” means, with respect to a Company Option, the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Option, multiplied by (ii) the number of Company Shares subject to such Company Option immediately prior to the Effective Time, by (b) the Merger Consideration.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means any Software that is subject to (a) a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license or (b) any other license or other agreement that requires, as a condition of the use, modification or distribution of Software subject to such license or agreement, that such Software or other Software linked with, called by, combined or distributed with such Software be (i) disclosed, distributed, made available, offered, licensed or delivered in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge, including any license defined as an open source license by the Open Source Initiative as set forth in www.opensource.org.

“Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, would, or would reasonably be expected to, prevent or materially impair or materially delay the performance by Parent or Merger Sub of their respective obligations under this Agreement or the consummation by Parent or Merger Sub of the Merger.

“Parent Subsidiaries” means the Subsidiaries of Parent.

“Participant” means any current or former director, officer or employee of the Company or any Company Subsidiary or any current or former independent contractor providing services to the Company or any Company Subsidiary.

“Permitted Liens” means, collectively, (a) suppliers’, mechanics’, cashiers’, workers’, carriers’, workmen’s, legal hypothecs, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of Law or otherwise incurred in the ordinary course of business for amounts (i) that are not yet due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which appropriate reserves have been established in accordance with IFRS; (b) Liens for Taxes (i) that are not yet due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which appropriate reserves have been established in accordance with IFRS; (c) Liens for other governmental charges or assessments that are not yet due and payable; (d) Liens imposed or promulgated by Law or any Governmental Entity, including securities Laws and zoning, building and land use Laws affecting real property that (i) do not, individually or in the aggregate, materially interfere with the business of the Company and the Company Subsidiaries as currently conducted and (ii) are not presently violated by the Company and the Company Subsidiaries or the subject real property; (e) non-exclusive licenses to Intellectual Property entered into in the ordinary course of business; (f) statutory or other Liens of landlords under Company Leases (i) that are not yet due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which appropriate reserves have been established in accordance with IFRS; (g) pledges and deposits made in the ordinary course of business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, Contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the ordinary course of business; (h) with respect to Company Owned Real Property and Company Leased Real Property, easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions affecting the Company Leases that do not, individually or in the aggregate, materially interfere with the current use or occupancy of the applicable real property; (i) Liens created by Parent or any of its Subsidiaries; and (j) purchase money Liens and Liens securing obligations under capital lease arrangements.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Data” means any and all information that identifies or, whether alone or in combination with other reasonably available information, can reasonably be used to identify an individual natural person or household, including information that identifies or could be used to identify, alone or in combination with other information, an individual natural person (or such person’s device or browser when the same can reasonably be linked to the individual). Personal Data also includes any information not listed above if such information is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Law.

“Proceedings” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, audits, investigations, examinations or other similar proceedings, in each case, by or before any Governmental Entity.

“Processing” means any operation or series of operations performed on data or information, including access, receipt, collection, copying, acquisition, monitoring, maintenance, hosting, creation, transmission, use, encryption, security, analysis, disclosure, storage, retention, deletion, disposal, modification and destruction.

“Protected Information” means (a) Personal Data and (b) any information that is governed, regulated or protected by one or more Information Privacy and Security Laws.

“Proxy Statement” means the proxy statement to be sent to the Company Shareholders in connection with the Merger and the Transactions including any amendments or supplements thereto.

“Regulatory Laws” means any applicable supranational, international, national, federal, state, county, local or foreign antitrust, competition, trade regulation, or foreign investment Laws that are designed or intended to prohibit, restrict or regulate (a) actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the Israeli Economic Competition Law 5748-1988, the HSR Act and other similar antitrust, competition or trade regulation Laws of any jurisdiction, (such Laws described in this clause (a) collectively, “Antitrust Laws”), or (b) investments by entities that are deemed a foreign entity or that may pose a threat to national security for purposes of any applicable Law.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such Person and its Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Section 102” means Section 102 of the Ordinance.

“Section 102 Award” means any Company Option that was intended to be granted and subject to Tax pursuant to Section 102(b)(2) or 102(b)(3) of the Ordinance.

“Section 102 Shares” means any Company Shares that were issued upon exercise of Section 102 Awards and at the Effective Time are issued and outstanding and held by the 102 Trustee.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Software” means computer software, computer programs, applications, utilities, development tools, diagnostics, and embedded systems, in any form or medium, including source code, object code and executable code, and all databases and data (including metadata) used with, or used to develop, any of the foregoing, together with all related user manuals, programmer documentation, text, diagrams, drawings, specifications, graphs, charts, and other documentation.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding share capital of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a direct or indirect general partner or managing member of such partnership.

“Superior Proposal” means any bona fide written Acquisition Proposal made by a third party, which was not obtained in violation of Section 5.5, pursuant to which (a) such third party (or its equity holders) would acquire, directly or indirectly, in a single transaction or in a series of related transactions, (i) more than 50% of the Company Shares, (ii) more than 50% of consolidated total assets, revenue or income of the Company and the Company Subsidiaries, taken as a whole (whether based on book value or fair market value) or (iii) more than 50% of the voting power of the Company or (b) by way of merger, consolidation, business combination, recapitalization, share exchange, joint venture, restructuring, reorganization, liquidation, dissolution or other similar transaction involving the Company or any of the Company Subsidiaries, such third party (or its equity holders) would beneficially hold, directly or indirectly, more than 50% of the voting power of the Company or the surviving or resulting entity of such transaction or 50% or more of the consolidated assets, revenue or net income of the Company and the Company Subsidiaries, taken as a whole (whether based on book value or fair market value), in the case of each of clauses (a) and (b), (1) on terms that the Company Board of Directors determines in good faith (after consultation with outside counsel and its financial advisor) to be more favorable from a financial point of view to the holders of Company Shares (other than Parent and its Subsidiaries) than the Transactions, taking into account all relevant factors of such proposal and this Agreement (including any changes proposed by Parent to the terms of this Agreement) and (2) which the Company Board of Directors determines in good faith (after consultation with outside counsel and its financial advisor) is reasonably capable of being consummated on the terms proposed, taking into account the Person making such Acquisition Proposal, any required approvals from Governmental Entities or other approvals in connection with such Acquisition Proposal and any related regulatory considerations (including the likelihood of obtaining such approvals and the likelihood and extent of any divestitures, commitments or limitations required in connection therewith), and the financial, regulatory, legal, timing and other aspects of such Acquisition Proposal.

“Takeover Statute” means any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any Israeli, U.S. federal, state or local or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital shares, franchise, profits, withholding, social security, unemployment, disability, digital services, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative, add-on minimum, estimated or other tax, charge, duty, fee, levy, impost or assessment of any kind whatsoever imposed by a Governmental Entity, in each case in the nature of a tax, including any interest, penalty, or addition thereto.

“Tax Return” means any report, return, certificate, claim for refund, election, statement, estimated return or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Training Data” means any data, in any form, whether structured or unstructured, that is used to develop, train, refine, fine tune, test or improve AI Technologies.

“Valid Tax Certificate” means a valid certificate, ruling or other written instruction that is in force on the payment date relating to Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent or the Israeli Withholding Agent. For the avoidance of doubt, each of the Tax Rulings is a Valid Tax Certificate.

Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement” has the meaning set forth in the Preamble.

“Agreement Date” has the meaning set forth in the Preamble.

“Barclays” has the meaning set forth in Section 3.20.

“Base Amount” has the meaning set forth in Section 6.5(c).

“Binding Framework Agreement” has the meaning set forth in the Recitals.

“Book-Entry Share” has the meaning set forth in Section 2.1(a).

“Cash Bonus Plan” has the meaning set forth in Section 6.8(e).

“Certificate” has the meaning set forth in Section 2.1(a).

“Certificate of Merger” has the meaning set forth in Section 1.4.

“Change of Recommendation” has the meaning set forth in Section 5.5(a).

“Closing” has the meaning set forth in Section 1.3.

“Closing Date” has the meaning set forth in Section 1.3.

“Companies Registrar” has the meaning set forth in Section 1.4.

“Company” has the meaning set forth in the Preamble.

“Company Balance Sheet Date” has the meaning set forth in Section 3.7.

“Company Benefit Plan” has the meaning set forth in Section 3.10(a).

“Company Board of Directors” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in the Recitals.

“Company Capitalization Date” has the meaning set forth in Section 3.2(a).

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company Employee Representatives” has the meaning set forth in Section 6.8(g).

“Company Leased Real Property” has the meaning set forth in Section 3.16(b).

“Company Leases” has the meaning set forth in Section 3.16(b).

“Company Option Award Schedule” has the meaning set forth in Section 3.2(b).

“Company Owned Real Property” has the meaning set forth in Section 3.16(a).

“Company Permits” has the meaning set forth in Section 3.9(b).

“Company Securities Filings” has the meaning set forth in Section 3.5(a).

“Company Share” has the meaning set forth in the Recitals.

“Company Shareholder Approval” has the meaning set forth in Section 3.3(b).

“Company Shareholders” has the meaning set forth in the Recitals.

“Company Shareholders Meeting” has the meaning set forth in Section 5.6(d).

“Company Termination Fee” has the meaning set forth in Section 8.2(b)(i).

“Continuing Employees” has the meaning set forth in Section 6.8(a).

“Converted Shares” has the meaning set forth in Section 2.1(b).

“Deemed Cancelled Shares” has the meaning set forth in Section 2.1(b).

“D&O Insurance” has the meaning set forth in Section 6.5(c).

“Effective Time” has the meaning set forth in Section 1.4.

“Enforceability Limitations” has the meaning set forth in Section 3.3(d).

“Enforcement Action” has the meaning set forth in Section 6.3(d)(vi).

“Evercore” has the meaning set forth in Section 3.20.

“Exchange Agent” has the meaning set forth in Section 2.2(a).

“Exchange Fund” has the meaning set forth in Section 2.2(a).

“ICL” has the meaning set forth in the Recitals.

“IFRS” has the meaning set forth in Section 3.5(b).

“Indemnified Parties” has the meaning set forth in Section 6.5(a).

“Interim Options Tax Ruling” has the meaning set forth in Section 6.12(a).

“Inquiry” has the meaning set forth in Section 5.5(a).

“Israeli Withholding Agent” has the meaning set forth in Section 2.2(a).

“Material Contracts” has the meaning set forth in Section 3.17(a).

“Merger Consideration” has the meaning set forth in Section 2.1(a).

“Merger Notice” has the meaning set forth in Section 1.4.

“Merger Proposal” has the meaning set forth in Section 5.7(a).

“Merger Sub” has the meaning set forth in the Preamble.

“New Plans” has the meaning set forth in Section 6.8(b).

“Non-Ruling Payee” has the meaning set forth in Section 2.4(c).

“Notice Period” has the meaning set forth in Section 5.5(d)(i).

“OFAC” has the meaning set forth in Section 3.9(e).

“Options Tax Ruling” has the meaning set forth in Section 6.12(a).

“Other Required Regulatory Approvals” has the meaning set forth in Section 7.1(b).

“Outside Date” has the meaning set forth in Section 8.1(d).

“Paid Out Company Option” has the meaning set forth in Section 2.3(a).

“Parent” has the meaning set forth in Preamble.

“Parent Management Board” has the meaning set forth in the Recitals.

“Parent Supervisory Board” has the meaning set forth in the Recitals.

“Parent Termination Fee” has the meaning set forth in Section 8.2(b)(iv).

“Party” has the meaning set forth in the Preamble.

“Payoff Debt” has the meaning set forth in Section 6.14.

“Payoff Letters” has the meaning set forth in Section 6.14.

“Payor” has the meaning set forth in Section 2.4(a).

“Regulatory Burdensome Condition” has the meaning set forth in Section 6.3(c).

“Remedial Action” has the meaning set forth in Section 6.3(c).

“Section 102 Award Consideration” has the meaning set forth in Section 2.3(c).

“Section 102 Share Consideration” has the meaning set forth in Section 2.2(b).

“Special State Share” has the meaning set forth in Section 6.2.

“Special State Share Approval” has the meaning set forth in Section 3.3(b).

“Special State Share Assumption” has the meaning set forth in Section 6.3(d)(i).

“Special State Share Burdensome Condition” has the meaning set forth in Section 6.3(d)(v).

“Special State Share Release” has the meaning set forth in Section 6.3(d)(i).

“Specified Date” has the meaning set forth in Section 8.1(d).

“Surviving Company” has the meaning set forth in Section 1.1.

“Tax Ruling” has the meaning set forth in Section 6.12(b).

“Transactions” has the meaning set forth in the Recitals.

“VAT” has the meaning set forth in the Section 3.12(g).

“Withholding Drop Date” has the meaning set forth in Section 2.4(c).

“Withholding Tax Ruling” has the meaning set forth in Section 6.12(b).

“102 Plan” has the meaning set forth in Section 3.10(i).

“401(k) Termination Date” has the meaning set forth in Section 6.8(c).

Annex B

ZIM INTEGRATED SHIPPING SERVICES LTD.

Compensation Policy for Officers and Directors

1.
Introduction

This document sets forth the Compensation Policy for Officers and Directors (this "Compensation Policy" or "Policy") of ZIM Integrated Shipping Services Ltd. ("ZIM" or the "Company"), in accordance with the requirements of the Companies Law of 1999 (the "Companies Law").

Compensation is a key component of ZIM's overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance ZIM's value and otherwise assist ZIM to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of officers and directors to ZIM's goals and performance.

For purposes of this Policy, "Officers" shall have the meaning set forth to such term in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, ZIM's directors.

Each of the Officers may be engaged as an employee and/or as an independent service provider (including through a company controlled by him or her, against the issuance of a tax invoice to the Company), provided that if the Officer is engaged as an independent service provider the total amount paid to such Officer (including, but not limited to, value added tax) shall not exceed the maximum amounts that would have been paid to such Officer had he or she been engaged as an employee as specified in this Policy.

This Policy shall not apply to any subsidiaries of the Company except for an employee of a Company subsidiary who is also an Officer of the Company.

This Policy shall not derogate from any existing compensation arrangements of any of the Officers or Directors that were in effect prior to the date of adoption of this Policy. This Policy shall serve as ZIM's Compensation Policy for three (3) years, commencing on its approval by the Company's shareholders.

The Compensation Committee and the Board of Directors of ZIM (the "Compensation Committee" and the "Board", respectively) shall review and reassess this Policy from time to time, as required by the Companies Law.

Wherever reference is made to the required approvals in this Compensation Policy, such reference relates to the applicable law as of the date of approval of this Compensation Policy and in any case is subject to the provisions of sections 23 and 24 below.

Amounts determined in ILS were translated for convenience purposes to U.S. Dollar based on a rate of exchange of 1 U.S. Dollar equals to 3.27 ILS.

Changes of up to 5% from the maximal amounts set forth in this Compensation Policy shall not be regarded as a deviation from the provisions of this Compensation Policy.

2.
Objectives

ZIM's objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to ZIM's success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding ZIM's core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Officers with those of ZIM's shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Officers' compensation with ZIM's short and long-term goals and performance;

2.3.
To provide the Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

3.	Compensation Instruments Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity-based compensation;

3.5.	Change of control terms; and

3.6.	Retirement and termination terms.

For purposes of this Compensation Policy:
"Base Salary" shall mean gross salary, before contributions to social benefits; and
"Employment Cost" shall mean any payment for employment, including contributions to social benefits, car and expenses of the use thereof, bonuses and any other benefit or payment.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of "Fixed Compensation" (comprised primarily of base salary and benefits) and "Variable Compensation" (comprised primarily of cash bonuses and Equity-Based Compensation) in order to, among other things, appropriately incentivize Officers to meet ZIM's short and long-term goals while taking into consideration the Company's need to manage a variety of business risks.

4.2.
The value of the total variable compensation (i.e., annual bonus and equity-based compensation) of each Officer shall not exceed 90% of the value of the total compensation package of such Officer on an annual basis as determined by the Compensation Committee or the Board.

5.	Intra-Company Compensation Ratio

5.1.
In the process of drafting and updating this Policy, the Compensation Committee and the Board have examined the ratio between Employment Cost associated with the engagement of the Officers and directors, and the average and median Employment Cost associated with the engagement of ZIM's other employees (including contractor employees as defined in the Companies Law) (the "Ratio").

5.2.
The possible ramifications of the Ratio on the daily working environment in ZIM were examined and will continue to be examined by ZIM from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in ZIM.

B. Base Salary and Benefits

6.	Base Salary

6.1.
A Base Salary provides stable compensation to Officers and allows ZIM to attract and retain competent executive talent and maintain a stable management team. The Base Salary varies among Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, role at the company, business responsibilities and the past performance of each Officer.

6.2.
The monthly Base Salary shall not exceed the amounts specified below:
CEO: ILS 240,000 (approximately $73,395)
CFO: ILS 190,000 (approximately $58,104)
COO: ILS 180,000 (approximately $55,056)
Officers other than the CEO, CFO and COO: ILS 130,000 (approximately $39,755)

The Company may link the Base Salary of an Officer to the Israeli Consumer Price Index or to the exchange rate of any currency without it being considered a deviation from this Policy. In the latter case, the exchange rate of US dollar to ILS for determination of the compensation in U.S. Dollar shall be the representative rate of exchange determined by the Bank of Israel as of the date of approval of the compensation of the relevant Officer by the Board.
The maximum monthly Base Salary set forth in this section is based on the Officer's full-time position. With respect to an Officer employed by the Company on a part-time basis, the maximum Base Salary shall be reduced proportionately, with the Compensation Committee and the Board having the authority to determine the scope of the position of the Officer and change it from time to time.
The total annual cost of any Officer (not including variable compensation) shall not exceed an amount equal to 150% of 12 times the gross monthly salary of the said Officer.

6.3.
The Compensation Committee and the Board may periodically consider and approve Base Salary adjustments for Officers. The main considerations for Base Salary adjustment are similar to those used in initially determining the Base Salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends, or such other factors as determined by the Compensation Committee or the Board. The Compensation Committee and the Board shall also consider the previous and existing compensation arrangements of the Officer whose base salary is being considered for adjustment.

7.	Benefits

7.1.	The following benefits may be granted to the Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice, including redemption of vacation days;

7.1.2.	Sick leave in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to ZIM's practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.
ZIM may contribute on behalf of the Officer to an insurance policy, a pension fund or retirement fund, as allowed or required by applicable law and with reference to ZIM's policies and procedures and the practice in similar companies (including contributions on bonus payments); and

7.1.6.
ZIM shall contribute on behalf of the Officer towards work disability insurance and life insurance, as allowed or required by applicable law and with reference to ZIM's policies and procedures and the practice in similar companies (including contributions on bonus payments).

The above list is non-exclusive, and ZIM may grant its Officers other similar, comparable or customary benefits.

7.2.
ZIM may offer additional benefits to its Officers to the extent such benefits are reasonable or comparable to customary market practices, such as, but not limited to: company car, telecommunication and electronic devices, business related expenses, insurances and other benefits (such as newspaper subscriptions, academic and professional studies (including participation in those of children), periodic medical examinations, gifts on holidays and special occasions), etc., including tax gross-up for such benefits.

7.3.
ZIM may reimburse its Officers for reasonable work-related expenses incurred as part of their activities, including without limitations, meeting participation expenses, reimbursement of business travel, including a daily stipend when traveling and accommodation expenses. ZIM may provide advance payments to its Officers in connection with work-related expenses.

7.4.
Non-Israeli Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such benefits shall be determined based on the methods described in Section 6.2 and 6.3 of this Policy (with the necessary changes and adjustments).

7.5.
In events of relocation or repatriation of an Officer to another geography, such Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits may include reimbursements, stipends or other payments for out-of-pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, home leave visit, tax equalization payments, travel expenses for family members and other similar costs.

C. Cash Bonuses

8.	Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual or other periodic cash bonus is an important element in aligning the Officers' compensation with ZIM's objectives and business goals. Therefore, ZIM's compensation philosophy reflects a pay-for-performance element, in which bonus payout eligibility and levels are generally determined based on actual financial or operational results, as well as individual performance.

8.2.
A cash bonus may be awarded to an Officer upon the attainment of pre-set periodic objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar or fiscal year or bonus period, or upon engagement, in case of newly-hired Officers, or upon establishment of a new bonus program, taking into account ZIM's short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to a cash bonus (all or any portion thereof) and the formula for calculating any such cash bonus payout. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in ZIM's business environment, a significant organizational change, a significant merger and acquisition events, or other similar events etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights and the amount of bonus payouts (up to their entirety) during the applicable bonus period.

8.3.
In the event the employment of an Officer is terminated prior to the end of a bonus period, the Company may (but shall not be obligated to) pay such Officer a full cash bonus for the applicable period (based on achievement of bonus targets during such period) or a prorated one, or no bonus.

8.4.	The actual cash bonus with respect to a bonus period to be awarded to Officers shall be recommended by the CEO and approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula Officers other than the CEO

9.1.
The annual cash bonus opportunity of ZIM's Officers, other than the chief executive officer (the "CEO"), will generally be based on performance objectives and a discretionary evaluation of the Officer's overall performance by the CEO and subject to minimum thresholds. The performance objectives will be determined by ZIM's CEO and approved by the Compensation Committee and the Board on or about the commencement of each calendar year (or upon engagement, in case of newly hired Officers or in special circumstances as determined by the Compensation Committee and the Board) on the basis of, but not limited to, Company, division and individual objectives. The performance objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall Company performance measures, which may be based on actual financial and operational results, such as (but not limited to) EBITDA, Adjusted EBITDA, EBIT, Adjusted EBIT, EBIT margin compared to the industry, net income, operating income and cash flow and may further include, divisional or personal objectives which may include operational objectives, such as (but not limited to) cost per carried TEU,  income derived from engine growth, market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs.

9.2.
In addition, a less significant portion of the annual cash bonus opportunity granted to an Officer, other than the CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the relevant Officer's overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria or such other criteria as determined by the Compensation Committee and the Board.

9.3.	The maximum annual cash bonus that an Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 11 monthly Base Salaries of such Officer.

9.	CEO

9.4.
The annual cash bonus opportunity of ZIM's CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by the Compensation Committee and the Board on or about the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as determined by Compensation Committee the Board). The performance measurable objectives (which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall Company performance measures, which may be based on, Company and personal objectives. Company objectives may include actual financial and operational results, such as (but not limited to) EBITDA, Adjusted EBITDA, EBIT, Adjusted EBIT, EBIT margin compared to the industry, net income, operating income, cash flow or Company's annual operating plan and long-term plan.

9.5.
In addition, a less significant portion of the annual cash bonus opportunity granted to ZIM's CEO, and in any event not more than 25% of the annual cash bonus, may be based on a discretionary evaluation of the CEO's overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria or such other criteria as determined by the Compensation Committee and the Board.

9.6.	The maximum annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 18 monthly Base Salaries of the CEO.

10.	Other Bonuses

10.1.
Special Bonus. ZIM may grant its Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) or as a retention award at the Compensation Committee's and Board's discretion), subject to any additional approval as may be required by the Companies Law (the "Special Bonus"). The Special Bonus will not exceed 5 monthly Base Salaries of such Officer.

10.2.
Signing Bonus. ZIM may grant a newly recruited Officer a signing bonus, at the Compensation Committee's and Board's discretion, subject to any additional approval as may be required by the Companies Law (the "Signing Bonus"). The Signing Bonus will not exceed 12 monthly Base Salaries of such Officer.

10.3.
Relocation/ Repatriation Bonus. ZIM may grant its Officers a special bonus in the event of relocation or repatriation of an Officer to another geography (the "Relocation Bonus"). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 6 monthly Base Salaries of such Officer.

10.4
Retention Bonus. In connection with a going private transaction, the Compensation Committee and Board of Directors may grant any Officer a bonus for retention purposes which shall not exceed 18 monthly Base Salaries of such Officer.

11.
Compensation Recovery ("Clawback")

The Company has adopted a Clawback Policy intended to comply with the requirements of the Companies Law and Section 10D of the Securities Exchange Act of 1934, that shall apply to its Officers, as attached hereto as Exhibit A.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity-based compensation for Officers is designed to enhance the alignment between the Officers' interests with the long-term interests of ZIM and its shareholders, and to strengthen the retention and the motivation of Officers in the long term. As equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by ZIM is intended to be in a form of share options and/or other equity-based awards, such as restricted stock unit awards or restricted share awards, in accordance with the Company's equity incentive plan in place as may be updated from time to time.

12.3.
All equity-based incentives granted to Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board (and in the case of the CEO – also by the Company's general meeting of shareholders), grants to Officers, shall vest gradually over a period of between one (1) to four (4) years. The Compensation Committee and Board shall have the discretion to shorten the vesting period under special circumstances (such as a grant that was delayed not as a result of the Officer's actions) provided that the vesting period shall not be less than one (1) year.

12.4.
The exercise price of options shall be determined in accordance with ZIM's policies, and in any event will not be less than the average closing price per a share of the Company on the stock exchange in which the Company's shares are principally traded over the thirty (30) day calendar period preceding the Board’s decision on the grant of the relevant option (excluding with respect to awards granted subject to the Company's initial public offering in which case the exercise price may be the price of the Company's share as determined in the pricing in the initial public offering).  Unless otherwise determined by the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's CEO - also the Company's general meeting of shareholders), and subject to the provisions of any applicable law, the exercise price of restricted shares and restricted share units (RSUs) is zero.
Awards may also be exercised by a method of "Cashless" exercise.

12.5.
Upon each grant of any equity incentive to directors and Officers Company, the total equity grants held by the Company's directors and Officers (including the proposed grant) shall not exceed 10% of the Company's share capital, all calculated on a fully diluted basis

12.6.
All other terms of the equity awards shall be in accordance with ZIM's equity incentive plans and other related practices and policies. Accordingly, the Compensation Committee and Board (and in the case of the CEO - also the Company's general meeting of shareholders, subject to applicable law as shall be from time to time) may extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Officer's awards, including, without limitation, in connection with a corporate transaction involving a change of control, and may otherwise modify or amend outstanding awards in accordance with ZIM's equity incentive plans and other related practices and policies, subject to any additional approval as may be required by the Companies Law.

12.7.
Subject to any applicable law, ZIM may determine, at the discretion of the Compensation Committee and the Board (and with respect to the Company's CEO - also the Company's general meeting of shareholders, subject to applicable law as shall be from time to time), the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Officers.

13.	General Guidelines for the Grant of Awards

13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Officer, and such other criteria as determined by the Compensation Committee and the Board (and in the case of the CEO - also the Company's general meeting of shareholders).

13.2.
In determining the equity-based compensation granted to each Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total annual fair market value of any equity-based compensation at the time of grant shall not exceed: (i) with respect to the CEO – 36 monthly Base Salaries of the CEO; and (ii) with respect to each of the other Officers - 12 monthly Base Salaries of the Officer.

13.3.
The fair market value of the equity-based compensation for the Officers shall be determined according to acceptable valuation practices at the time of grant by dividing the fair market value by the number vesting years.

13.4.
The Board considered the possibility of determining a ceiling for the exercise value of the equity-based compensation and decided, taking into account the purpose of the equity-based compensation, not to set such a ceiling in this Policy.

E. Retirement and Termination of Service Arrangements

14.
Advanced Notice Period

ZIM may (but is not obligated to, unless otherwise required by applicable law) provide an Officer, according to his/her seniority in the Company, his/her contribution to the Company's goals and achievements and the circumstances of retirement, a prior notice of termination (or equivalent value in cash and other severance benefits) of up to six (6) months during which the Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

15.
Adjustment Period

ZIM may (but is not obligated to, unless otherwise required by applicable law) provide an additional adjustment period (or equivalent value in cash and other severance benefits) of up to twelve (12) months to the CEO, according to his/her seniority in the Company, his/her contribution to the Company's goals and achievements and the circumstances of retirement, during which the CEO may be entitled to all of the compensation elements, and to the continuation of vesting of the CEO's equity-based compensation.

16.
Additional Retirement and Termination Benefits

ZIM may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices as well as increased severance pay to the CEO of up to 24 monthly Base Salaries.

F. Exculpation, Indemnification and Insurance

18.
Exculpation

ZIM may exculpate its directors and Officers in advance for all or any liability (including expense) imposed on them in connection with a breach of the duty of care vis-a-vis ZIM, to the fullest extent permitted by applicable law.

19.	Insurance and Indemnification

19.1.
ZIM may indemnify its directors and Officers to the fullest extent permitted by applicable law, for any liability (including expense) that may be imposed on the director or the Officer, as provided in the indemnity agreement between such individuals and ZIM.

19.2.
ZIM may provide its directors and Officers with directors' and officers' liability insurance (the "Standard Policies") and coverage for directors and Officers for non-indemnifiable losses (the "Side A Policies"), including as directors or officers of the Company's Subsidiaries, in Israel or overseas.

19.2.1.	The maximum coverage amount shall not exceed $200 million for each Standard Policy and $150 million for each Side A Policy.

19.2.2.
The purchase of each of the Standard Policies and the Side A Policies (including its extension or renewal) shall be approved by the Compensation Committee and the Board which shall determine that each of the Standard Policies and the Side A Policies reflect the current market conditions (at the time of purchase, extension or renewal, as the case may be), and it shall not materially affect the Company's profitability, assets or liabilities.

19.3.	Upon circumstances to be approved by the Compensation Committee and the Board, ZIM shall be entitled to purchase a "run off" Insurance Policy of up to seven (7) years, as follows:

19.3.1.	The coverage amount shall not exceed $200 million (for the Standard Policy or for the Side A Policy, or for a combination thereof); and

19.3.2.
The purchase of the "run-off" Insurance Policy (including its extension or renewal) shall be approved by the Compensation Committee and the Board which shall determine that the "run-off" Insurance Policy reflects the current market conditions and that it shall not materially affect the Company's profitability, assets or liabilities.

19.4.
ZIM may extend its Standard Policy and/or Side A Policy in place to include coverage for liability pursuant to a future public offering of securities, or purchase new policies (either standard policies or side A policies) for that purpose. Such extension or purchase shall be approved by the Compensation Committee and the Board which shall determine that the extension reflects the current market conditions, and it does not materially affect the Company's profitability, assets or liabilities.

G. Arrangements upon Change of Control

20.	The following benefits may (but are not required to) be provided to the Officers following a "Change of Control" as shall be defined in the respective incentive plan or employment agreement:

20.1.	Up to 100% vesting acceleration of outstanding options or other equity-based awards;

20.2.
Extension of the exercising period of equity-based compensation for ZIM's Officers for a period of up to one (1) year in case of an Officer other than the CEO and two (2) years in case of the CEO, following the date of employment termination; and

H. Board of Directors' Compensation

21.	The following benefits may be provided to ZIM's Board members:

21.1.
All ZIM's Board members, excluding the chairperson of the Board, may be entitled to an annual cash fee retainer of up to $100,000 as well as payment per participation in meetings of the Board and its committees in a maximum amount of $2,000 per meeting, subject to value added tax to the extent applicable. The directors are also entitled to reimbursement for reasonable expenses incurred as part of their service as directors, including among other things, travel expenses, allowance for daily living expenses and air travel business expenses. The chairperson of ZIM's Board may be entitled to a monthly cash fee payment of up to ILS 200,000 (approximately $61,162) plus VAT, if applicable.

21.2.
The compensation of the Company's external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, including by way of a relative compensation within the meaning of such term under the aforesaid regulations.

21.3.
Notwithstanding the provisions of Sections 21.1 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director's compensation may be different than the compensation of all other directors and may be greater than the maximal amount allowed under Section 21.1 and in no event more than 150% of such amount.

21.4.
Each member of ZIM's Board may be granted equity-based compensation in a form of share options and/or other equity-based awards, such as restricted stock unit awards or restricted share awards, in accordance with the Company's equity incentive plan in place as may be updated from time to time. The terms of such grant will be in accordance with the provisions of Sections 12 and 13 above.

21.5
The total annual fair market value of any equity-based compensation at the time of grant shall not exceed $200,000 with respect to the Company's chairperson and $100,000 with respect to any other Board member.

21.6.
The fair market value of the equity-based compensation for members of the Board shall be determined according to acceptable valuation practices at the time of grant by dividing the fair market value by the number of vesting years.

21.7.	It is hereby clarified that the compensation (and limitations) stated under Section H will not apply to directors who serve as Officers.

I. Miscellaneous

22.
Nothing in this Policy shall be deemed to grant any of ZIM's Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

23.
In the event that new regulations or law amendment in connection with Officers' and directors' compensation will be enacted following the adoption of this Policy, ZIM may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

24.
This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s Articles of Association.

25.
This Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective applicable law of such jurisdiction.

26.	This Policy shall be binding and enforceable against all directors and Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

*          *          *

EXHIBIT A

ZIM INTEGRATED SHIPPING SERVICES LTD.
COMPENSATION RECOUPMENT POLICY

          This ZIM Integrated Shipping Services Ltd. Compensation Recoupment Policy (“Recoupment Policy”) has been adopted by the Board of Directors (the “Board”) of ZIM Integrated Shipping Services Ltd. (the “Company”), effective as of December 1, 2023. This Recoupment Policy provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws in accordance with the terms and conditions set forth herein. This Recoupment Policy is intended to comply with the requirements of the Israeli Companies Law of 1999 (the “Companies Law”) and Section 10D of the Exchange Act (as defined below).

1.     Definitions. For the purposes of this Recoupment Policy, the following terms shall have the meanings set forth below.

(a)     “Committee” means the compensation committee of the Board.

(b)     “Covered Compensation” means any Incentive-based Compensation “received” by a director or an officer of the Company, as such term is defined in the Companies Law, and including any Executive Officer of the Company (an “Officer”), during the applicable Recoupment Period; provided that:

          (i) such Covered Compensation was received by such Officer (A) after the Effective Date, (B) after he or she commenced service as an Officer and (C) while the Company had a class of securities publicly listed on a national securities exchange; and

          (ii) such Officer served as an Officer at any time during the performance period applicable to such Incentive-based Compensation.

For purposes of this Recoupment Policy, Incentive-based Compensation is “received” by an Officer during the fiscal period in which the Financial Reporting Measure applicable to such Incentive-based Compensation (or portion thereof) is attained, even if the payment or grant of such Incentive-based Compensation is made thereafter.

(c)     “Effective Date” means the date on which Section 303A.14 of the NYSE Listed Company Manual becomes effective.

(d)     “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

(e)     “Executive Officer” means (i) any “officer” of the Company, as defined under Rule 16a-1(f) of the Exchange Act, and any director of the Company, (ii) any other individual who is required to be covered by this Recoupment Policy pursuant to Section 10D of the Exchange Act and the listing standards of the New York Stock Exchange and (iii) any other employees of the Company and its subsidiaries identified by the Committee and/or the Board from time to time.

(f)      “Financial Reporting Measure” means any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, (ii) stock price measure or (iii) total shareholder return measure (and any measures that are derived wholly or in part from any measure referenced in clause (i), (ii) or (iii) above).  For the avoidance of doubt, any such measure does not need to be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to constitute a Financial Reporting Measure.

(g)     “Financial Restatement” means a restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. federal securities laws that is required in order to correct:

(i)	an error in previously issued financial statements that is material to the previously issued financial statements; or

(ii)	an error that would result in a material misstatement if (A) the error were corrected in the current period or (B) left uncorrected in the current period

For purposes of this Recoupment Policy, a Financial Restatement shall not be deemed to occur in the event of a revision of the Company’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statement and the correction of the error is also immaterial to the current period) or a retrospective (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control;  (5) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure; or (6) adjustment to provisional amounts in connection with a prior business combination.

(h)          “Incentive-based Compensation” shall mean any compensation (including, for the avoidance of doubt, any cash or equity or equity-based compensation) that is granted, earned and/or vested based wholly or in part upon the achievement of a Financial Reporting Measure. For purposes of this Recoupment Policy, “Incentive-based Compensation” shall also be deemed to include any amounts which were determined based on (or were otherwise calculated by reference to) Incentive-based Compensation (including, without limitation, any amounts under any long-term disability, life insurance or supplemental retirement or severance plan or agreement or any notional account that is based on Incentive-based Compensation, as well as any earnings accrued thereon).

(i)          “NYSE” means the New York Stock Exchange.

(j)          “Recoupment Period” means the three fiscal years completed immediately preceding the date of any applicable Recoupment Trigger Date. Notwithstanding the foregoing, the Recoupment Period additionally includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months would be deemed a completed fiscal year.

(k)          “Recoupment Trigger Date” means the earlier of (i) the date that the Board (or a committee thereof or the officer(s) of the Company authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement, and (ii) the date on which a court, regulator or other legally authorized body directs the Company to prepare a Financial Restatement.

2.	Recoupment of Erroneously Awarded Compensation.

(a)          In the event of a Financial Restatement, if the amount of any Covered Compensation received by an Officer (the “Awarded Compensation”) exceeds the amount of such Covered Compensation that would have otherwise been received by such Officer if calculated based on the Financial Restatement (the “Adjusted Compensation”), the Company shall reasonably promptly recover from such Officer an amount equal to the excess of the Awarded Compensation over the Adjusted Compensation (such excess amount, the “Erroneously Awarded Compensation”).

(b)          If (i) the applicable Financial Reporting Measure applicable to the relevant Covered Compensation is  stock price or total shareholder return (or any measure derived wholly or in part from either such measure) and (ii), the amount of such Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the amount of Erroneously Awarded Compensation shall be determined (on a pre-tax basis) based on the Company’s reasonable estimate of the effect of the Financial Restatement on the Company’s stock price or total shareholder return (or the derivative measure thereof) upon which such Covered Compensation was received.

(c)          For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on (i) if or when the restated financial statements are filed; or (ii) any fault of the Officer for the accounting errors or other actions leading to a Financial Restatement.

(d)          Notwithstanding anything to the contrary in Sections 2(a) through (c) hereof, the Company shall not be required to recover any Erroneously Awarded Compensation if both (x) the conditions set forth in one of clauses (i), (ii) or (iii) below are satisfied and (y) the Committee and the Board have made a determination that recovery of the Erroneously Awarded Compensation would be impracticable:

(i)          the direct expense paid to a third party to assist in enforcing the recovery of the Erroneously Awarded Compensation under the Recoupment Policy would exceed the amount of such Erroneously Awarded Compensation to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 2(d), the Company shall have first made a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to make such recovery, and provide that documentation to the NYSE;

(ii)          recovery of the Erroneously Awarded Compensation would violate the laws of the State of Israel to the extent such law was adopted prior to the Effective Date (provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 2(d)), the Company shall have first obtained an opinion  under the laws of the State of Israel, that is acceptable to the NYSE, that recovery would result in such a violation, and the Company must provide such opinion to the NYSE; or

(iii)          recovery of the Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or similar benefits under any applicable law.

(e)          The Company shall not indemnify any Officer, directly or indirectly, for any losses that such Officer may incur in connection with the recovery of Erroneously Awarded Compensation pursuant to this Recoupment Policy, including through the payment of insurance premiums or gross-up payments.

(f)          The Committee and the Board shall determine, in their discretion, the manner and timing in which any Erroneously Awarded Compensation shall be recovered from an Officer in accordance with applicable law, including, without limitation, by (i) requiring reimbursement of Covered Compensation previously paid in cash; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity or equity-based awards; (iii) offsetting the Erroneously Awarded Compensation amount from any compensation otherwise owed by the Company or any of its affiliates to the Officer; (iv) cancelling outstanding vested or unvested equity or equity-based awards; and/or (v) taking any other remedial and recovery action permitted by applicable law.  For the avoidance of doubt, except as set forth in Section 2(d), in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation;  provided that, to the extent necessary to avoid any adverse tax consequences to the Officer pursuant to Section 409A of the Code, or similar benefits under any applicable law, any offsets against amounts under any nonqualified deferred compensation plans (as defined under Section 409A of the Code) shall be made in compliance with Section 409A of the Code, or similar benefits under any applicable law.

3.          Administration. This Recoupment Policy shall be administered by the Committee and Board.  All decisions of the Committee and Board shall be final, conclusive and binding upon all parties, including the Company and the Officers, their beneficiaries, executors administrators and any other legal representatives. The Committee and Board shall have full power and authority to (i) administer and interpret this Recoupment Policy, (ii) correct any defect, supply any omission and reconcile any inconsistency in this Recoupment Policy and (iii) make any other determination and take any other action that the Committee and Board will deem necessary or desirable for the administration of this Recoupment Policy and to comply with applicable law (including Section 10D of the Exchange Act) and applicable stock market or exchange rules and regulations.

4.          Amendment/Termination. Subject to the Companies Law, Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual, this Recoupment Policy may be amended or terminated at any time by the Committee or the Board, subject to any required corporate or shareholder approvals. To the extent that any applicable law, or stock market or exchange rules or regulations require recovery of Erroneously Awarded Compensation in circumstances in addition to those specified herein, nothing in this Recoupment Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Erroneously Awarded Compensation to the fullest extent required by such applicable law, stock market or exchange rules and regulations.

5.          Interpretation. Notwithstanding anything to the contrary herein, this Recoupment Policy is intended to comply with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual (and any applicable regulations, administrative interpretations or stock market or exchange rules and regulations adopted in connection therewith).  The provisions of this Recoupment Policy shall be interpreted in a manner that satisfies such requirements, and this Recoupment Policy shall be operated accordingly. If any provision of this Recoupment Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict.

6.          Other Compensation Clawback/Recoupment Rights. Any right of recoupment under this Recoupment Policy is in addition to, and not in lieu of, any other remedies, rights, or requirements with respect to the clawback or recoupment of any compensation that may be available to the Company pursuant to the terms of any other recoupment or clawback policy of the Company (or any of its affiliates) that may be in effect from time to time, any provisions in any employment agreement, offer letter, equity plan, equity award agreement or similar plan or agreement and any other legal remedies available to the Company, as well as applicable law, stock market or exchange rules, listing standards or regulations; provided, however, that any amounts recouped or clawed back under any other policy that would be recoupable under this Recoupment Policy shall count toward any required clawback or recoupment under this Recoupment Policy and vice versa.

7.           Exempt Compensation. Notwithstanding anything to the contrary herein, the Company has no obligation to seek recoupment of amounts paid to an Officer which are granted, vested or earned based solely upon the occurrence or non-occurrence of nonfinancial events. Such exempt compensation includes, without limitation, base salary, time-vesting awards, compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures  or compensation awarded solely at the discretion of the Committee or the Board, or, where required under applicable law, the Company's general meeting of shareholders, provided that such amounts are in no way contingent on, and were not in any way granted on the basis of, the achievement of any Financial Reporting Measure performance goals.

8.	Miscellaneous.

(a)          Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this Recoupment Policy shall be deemed to include the restrictions imposed herein and incorporate this Recoupment Policy by reference and, in the event of any inconsistency, the terms of this Recoupment Policy will govern. For the avoidance of doubt, this Recoupment Policy applies to all compensation that is received on or after the Effective Date, regardless of the date on which the award agreement or other document setting forth the terms and conditions of the Officer's compensation became effective.

(b)          This Recoupment Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

(c)          If any provision of this Recoupment Policy is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.
******

Annex C-1

February 16, 2026

The Board of Directors
ZIM Integrated Shipping Services Ltd.
9 Sakharov Street
Haifa, Israel 3190500

Members of the Board of Directors:

We understand that ZIM Integrated Shipping Services Ltd. (the “Company”) proposes to enter into an Agreement and Plan of Merger, dated as of February 16, 2026 (the “Merger Agreement”), with Hapag-Lloyd AG, a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany (“Parent”) and Norazia (Israel) Ltd, a company organized under the laws of the State of Israel and a direct or indirect wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, the Merger Sub will merge with and into the Company, with the Company being the surviving corporation as a wholly owned subsidiary of Parent (the “Merger”). As a result of the Merger, each issued and outstanding ordinary share, of no par value, of the Company, excluding the Special State Share (as defined in the Merger Agreement) (the “Company Common Stock”), other than Deemed Cancelled Shares and Converted Shares (each, as defined in the Merger Agreement and, collectively, the “Excluded Shares”), shall be deemed to have been transferred to Parent in exchange for the right to receive $35.00 per share in cash, without interest (the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

The Board of Directors has asked us whether, in our opinion, the Merger Consideration to be received by holders of Company Common Stock in the Merger is fair, from a financial point of view, to such holders other than the holders of Excluded Shares.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain internal projected financial data relating to the Company prepared and furnished to us by management of the Company, as approved for our use by the Company (the “Forecasts”);

(iii)	discussed with management of the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Forecasts;

(iv)	reviewed the reported prices and the historical trading activity of Company Common Stock;

(v)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(vi)
compared the financial performance of the Company and the valuation multiples relating to the Merger with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant;

(vii)	reviewed the financial terms and conditions of a draft, dated February 15, 2026 of the Merger Agreement; and

(viii)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

The Board of Directors
ZIM Integrated Shipping Services Ltd.

For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no view as to the Forecasts or the assumptions on which they are based.

For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the final executed Merger Agreement will not differ from the draft Merger Agreement reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Merger or reduce the contemplated benefits to the holders of Company Common Stock of the Merger.

We have not conducted a physical inspection of the properties or facilities of the Company and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of Company Common Stock (other than the holders of Excluded Shares), from a financial point of view, of the Merger Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Merger Consideration or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Merger, including, without limitation, the structure or form of the Merger, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Merger. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Merger, including as to how any holder of shares of Company Common Stock should vote or act in respect of the Merger. We are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or the Merger or as to the impact of the Merger on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

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The Board of Directors
ZIM Integrated Shipping Services Ltd.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Merger. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have provided financial advisory services to the Company and received fees for the rendering of these services. In addition, Evercore Group L.L.C. and its affiliates are currently providing financial advisory services to the Company for which we expect to receive customary fees. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to Parent and we have not received any compensation from Parent during such period. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to First Israel Mezzanine Investors Ltd. and we have not received any compensation from First Israel Mezzanine Investors Ltd. during such period. We may provide financial advisory or other services to the Company and Parent in the future, and in connection with any such services we may receive compensation.

Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, Parent, potential parties to the Merger and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or Parent.

Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by holders of Company Common Stock in the Merger is fair, from a financial point of view, to such holders other than the holders of Excluded Shares.

Very truly yours, EVERCORE GROUP L.L.C. By: /s/ Mark Friedman Mark Friedman Senior Managing Director

C - 1 - 3

Annex C-2

1 Churchill Place Canary Wharf London E14 5HP United Kingdom
Tel : +44 (0)20-7116-1000 www.barclays.com

The Board of Directors
ZIM Integrated Shipping Services Ltd.
9 Sakharov Street
Haifa, Israel 3190500

February 16, 2026

Dear Members of the Board of Directors,

We understand that ZIM Integrated Shipping Services Ltd. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Hapag-Lloyd AG, a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany (“Parent”) and Norazia (Israel) Ltd, a company organized under the laws of the State of Israel and a direct or indirect wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Each ordinary share, of no par value, of the Company, excluding the Special State Share (as defined in the Agreement) (a “Company Share”), that is issued and outstanding immediately prior to the effective time of the Merger, other than Deemed Cancelled Shares and Converted Shares (each, as defined in the Agreement and, collectively, the “Excluded Shares”) shall be deemed to have been transferred to Parent in exchange for the right to receive $35.00 per share in cash, without interest (the “Consideration”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated February 16, 2026, by and among the Company, Parent and Merger Sub (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

The Board of Directors of the Company has requested our opinion as to whether the Consideration is fair, from a financial point of view, to the holders of the Company Shares (other than the holders of Excluded Shares). We have not been requested to opine on, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration to be offered to the holders of Company Shares in the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we have, among other things:

(a)
reviewed certain publicly available financial statements and other business and financial information relating to the Company that we considered relevant to our analysis, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2024;

(b)	reviewed certain internal financial statements and other financial and operating data relating to the Company provided to us by the Company, including financial projections prepared by the Company;

(c)	reviewed a trading history of the Company Shares between January 28, 2021 and February 5, 2026 and compared such trading history with those of certain other companies that we deemed relevant;

(d)	reviewed the historical financial results and present financial condition of the Company and compared them with those of certain other companies that we deemed relevant;

(e)	reviewed the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and compared them with the financial terms of the Proposed Transaction;

(f)
discussed the Company’s past and current business, operations, assets, liabilities, financial condition and prospects with the Company’s management, including the cash management policies and liquidity requirements of the Company;

(g)	reviewed a draft dated February 15, 2026 of the Agreement; and

(h)	reviewed such other information, performed such other analyses, undertook such other studies and considered such other factors as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the financial or other information reviewed by us for the purposes of this opinion, without any independent verification of such information, and have further relied upon the assurances of the Company’s management that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the Company’s financial forecasts and projections, upon the advice of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of the Company’s management as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. We assume no liability or responsibility for and express no opinion with respect to such financial forecasts and projections or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any independent valuation or appraisal of the assets or liabilities (including any derivative or off-balance sheet assets and liabilities) of the Company, nor have we evaluated the solvency or fair value of the Company or Parent under any laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on financial, economic, market and other conditions as they exist, and can be evaluated, on the date of this letter. We assume no obligation to update, revise or reaffirm our opinion based on circumstances that may occur after the date of this letter.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be completed in accordance with the terms and conditions set out in the Agreement without waiver, modification or amendment of any material term or condition thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

 C - 2 - 2

We have been engaged by the Company solely to provide an opinion to the Company’s board of directors with respect to the fairness, from a financial point of view, of the Consideration to the holders of the Company Shares (other than the holders of Excluded Shares) pursuant to the Proposed Transaction, in accordance with and subject to our customary practice. We have not been advising the Company in connection with the Proposed Transaction and have not been involved in any of the negotiations between the Company and Parent leading to the Proposed Transaction. The Company has agreed to pay us a fee upon delivery of this opinion and has agreed to reimburse certain expenses and indemnify us against certain liabilities that could arise out of our engagement. We have provided various investment banking and financial services to the Company in the past; however in the past two years, we have not received fees from the Company, Parent, or First Israel Mezzanine Investors Ltd. for any investment banking and financial services. We may also provide investment banking services to the Company and/or Parent in the future, for which we would expect to receive customary fees.

Barclays Bank PLC, together with its affiliates, (the “Barclays Group”) is a major global financial services provider, engaged in a wide range of commercial banking, investment banking, investment management and other activities. In the ordinary course of such activities, Barclays Bank PLC and other members of the Barclays Group (or investment funds managed by them or in which they have financial interests) may trade, for their own account or the accounts of their customers, and, accordingly, may at any time hold a long or short position, in debt and/or equity securities (and/or related derivative securities) of the Company and Parent. Furthermore, members of the Barclays Group may have maintained, and may continue to maintain, banking and other commercial relationships with the Company and Parent from time to time.

This opinion, the delivery of which has been approved by the Barclays Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Proposed Transaction.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration pursuant to the Proposed Transaction is fair, from a financial point of view, to the holders of the Company Shares (other than the holders of Excluded Shares).

Yours faithfully

Barclays Bank PLC

Barclays Bank PLC. Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority (Financial Services Register No. 122702).
Registered in England. Registered No. 1026167. Registered Office: 1 Churchill Place, London E14 5HP

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